As filed with the Securities and Exchange Commission on November 15, 2011

Registration No. 333-176844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENOVA INTERNATIONAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6141	45-3190813
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 West Jackson Blvd.

Chicago, Illinois 60606

(312) 568-4200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Timothy S. Ho

President and Chief Executive Officer

200 West Jackson Blvd.

Chicago, Illinois 60606

(312) 568-4200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

L. Steven Leshin Douglas M. Berman Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 (214) 979-3000	Maurice Blanco Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “non-accelerated filer,” or “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (do not check if a smaller reporting company)	☒	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholder are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	November 15, 2011

                     Shares

Common Stock

This is an initial public offering of the common stock of Enova International, Inc. No public market currently exists for our common stock. We are offering              shares of our common stock, and Cash America International, Inc., is offering              shares of our common stock. Enova International, Inc. is currently a wholly-owned subsidiary of Cash America International, Inc. We will not receive any proceeds from the common stock sold by Cash America International, Inc. We expect the initial public offering price to be between $                     and $                     per share.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “ENVA.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 14 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to Cash America International, Inc.	$	$

The underwriters may also purchase up to an additional              shares of our common stock from Cash America International, Inc. at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2011.

UBS Investment Bank	Barclays Capital	Jefferies

JMP Securities	Raymond James	William Blair & Company

Keefe, Bruyette & Woods	Roth Capital Partners	Sterne Agee

enova™

*Helping hardworking people to fulfill their financial responsibilities with fast, trustworthy credit.*

**1,583,200** *customers served**

## 2010 Customer Transactions**

| *in number of transactions* | | *credit extended* |
|---|---|---|
| 3,377,840 | | $1,724,373,000 |
| 9,254 | *per day* | $4,724,310 |
| 386 | *per hour* | $196,846 |

## Adjusted EBITDA***

*in thousands of dollars*

$26,918
$47,446
$47,019
$62,928
2007
2008
2009
2010

## Net Income

*in thousands of dollars*

$12,242
$21,951
$17,703
$24,821
2007
2008
2009
2010

* Reflects number of customers served from 2006 to 2010.

** The number of customer transactions does not include customer transactions under a micro line of credit program, which we refer to in this prospectus as MLOC, that ended in October 2010. For further information, see "Management's discussion and analysis of financial condition and results of operations - Customer Transactions."

*** A reconciliation of Adjusted EBITDA to Net Income is contained on page 48 under the caption "Selected historical consolidated financial data" in the prospectus.

We, the underwriters and Cash America International, Inc. have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us, or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the underwriters and Cash America International, Inc. are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 14, before deciding whether to purchase shares of our common stock.

Unless the context otherwise requires, we use the terms the “company,” “we,” “us” and “our” in this prospectus to refer to Enova International, Inc. and its subsidiaries on a consolidated basis. We use the term “Cash America” in this prospectus to refer to Cash America International, Inc., our parent company, and its subsidiaries on a consolidated basis, other than us. In this prospectus, when we refer to a “transaction,” we mean any transaction whereby a customer is provided an advance of credit, whether through direct funding of a loan originated by us, through a loan funded by an unaffiliated lender in connection with our credit services organization programs (which includes our finance brokerage activity in Australia) or through a micro line of credit advance originated by a third-party lender if we acquired a participation interest in such advance, and includes new loans, renewals and each advance on a line of credit. All references to $’s in this prospectus represent U.S. dollars, unless expressly stated otherwise.

OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 60 million website page views and over $2.0 billion in credit extended in 2010. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In the first nine months of 2011, we processed over 2.8 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2010, we derived 73% of our revenue in the United States and 27% of our revenue internationally. For the nine-month period ended September 30, 2011, we derived 54% of our revenue in the United States and 46% of our revenue internationally. The vast majority of our international revenue in 2010 and for the nine-month period ended September 30, 2011 was derived from our operations in the United Kingdom. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada. For the nine-month period ended September 30, 2011, we derived 43% of our total revenue from the United Kingdom and 3% from Australia and Canada.

We were an early mover into online lending, launching our online business in 2004. We have developed a proprietary underwriting system based on data we have collected over our seven years of experience. This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer and to speed product delivery. Our systems also monitor loan collection and portfolio performance data that we utilize to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

We provide or arrange multiple types of lending products for consumers in four countries:

➢

Short-term consumer loans.    We offer single payment unsecured consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada. Generally, terms are seven to 45 days, loan amounts range from $50 to $2,400, depending on applicable law, and customers promptly receive funds deposited in their bank account in exchange for a pre-authorized debit from their accounts. We also offer lines of credit of up to $1,800 in several U.S. states, depending on applicable law, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit. The fees we charge on short-term single payment consumer loans in the United States vary by jurisdiction but typically range between $10 to $25 per $100 borrowed, and the fees we charge on short-term single payment consumer loans in the foreign markets in which we operate, which are the United Kingdom, Australia and Canada, also vary but typically range between 20 and 29.50 per 100 borrowed in their respective currencies. Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to consumers with top-tier credit histories by commercial banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit consumers.

➢

Installment consumer loans.    We offer unsecured installment loans in the United Kingdom and in several U.S. states. Generally, terms are between four and 36 months, and loan amounts range from $75 to $2,700, depending on applicable law.

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. We measure our business using several financial and operating metrics. Our key metrics include the number of new customers and total number of customer transactions, in addition to other measures described under “Management’s discussion and analysis of financial condition and results of operations—Measurement of the Business.” The following charts show our growth in the number of new customers and total number of customer transactions completed in each year from 2006 through 2010, excluding the new customers and customer transactions in 2008, 2009 and 2010 related to a micro line of credit, or MLOC, service that ended in October 2010 as described further under “Management’s discussion and analysis of financial condition and results of operations—Our Products.”

From 2007 to 2010, our revenue increased from $184.7 million to $378.3 million, which represents a 27% compound annual growth rate, or CAGR. From 2007 to 2010, our Adjusted EBITDA increased from $26.9 million to $62.9 million, which represents a 33% CAGR. See “Adjusted EBITDA” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

We currently operate in the United States and internationally, and we believe there are significant market opportunities in both. We currently operate in the following countries:

➢	United States. We began our online business in the United States in May 2004. As of the date of this prospectus, we operate in 32 states under the name CashNetUSA at www.cashnetusa.com.

➢

United Kingdom.    We operate in the United Kingdom under the names QuickQuid at www.quickquid.co.uk and Pounds to Pocket at www.poundstopocket.co.uk. We began our QuickQuid short-term consumer loan business in July 2007 and our Pounds to Pocket installment consumer loan business in September 2010.

➢	Australia. We began our operations in Australia in May 2009, where we operate under the name DollarsDirect at www.dollarsdirect.com.au.

➢

Canada.    We began our operations in Canada in October 2009. As of the date of this prospectus, we operate in the provinces of Ontario, British Columbia and Alberta under the name DollarsDirect at www.dollarsdirect.ca.

OUR INDUSTRY

The Internet has transformed how consumers shop for and acquire products and services. According to Frost & Sullivan, global Internet usage increased 75% from 2005 to 2010, and is expected to increase another 40% by the end of 2015. As Internet usage continues to increase, we expect consumer preference for online purchases to increase. In 2001, less than 30% of adults in the United States used the Internet to buy a product; by 2009, that figure had increased to more than 50%, according to Pew Research.

As a number of traditional financial services such as banking, bill payment and investing have become available online, a growing number of consumers are moving online to complete their financial transactions. According to Forrester Research, or Forrester, approximately 59% of U.S. adults banked online in 2010. This level of use highlights consumer acceptance of the Internet for conducting financial transactions and willingness to entrust financial information to online companies. We believe the increased acceptance of online financial services has led to the increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24 hour per day availability, speed of funding and transparency of fees and interest.

We believe that many traditional financial service providers are unwilling or unable to serve our primary customer base due to the higher costs and risks associated with serving these consumers. Our customer base is comprised largely of individuals living in households that earn less than $75,000 or £40,000 annually in the United States and the United Kingdom, respectively, many of whom are considered sub-prime borrowers. Based on our analysis of industry data, we believe our addressable markets are approximately 43 million and 15 million households in the United States and United Kingdom, respectively.

Demand for products like ours was highlighted by a recent paper from the National Bureau of Economic Research which found that almost half of the Americans surveyed reported that it is unlikely that they would be able to gain access to $2,000 to cover a financial emergency, even if given a month to do so. We believe consumers want access to fast and convenient credit from a reputable and trustworthy source.

OUR COMPETITIVE STRENGTHS

The consumer loan markets in which we operate are very competitive and highly fragmented. We face increased competition from banks, credit unions, other consumer lenders and retail businesses offering similar financial services. We also face increased competition from other online competitors, many of whom we believe may have not devoted the significant resources to regulatory compliance that we have. However, we believe that the following competitive strengths position us well for continued growth:

➢

Scalable and flexible technology platform.    Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

➢

Proprietary analytics and data.    We have developed a fully integrated decision engine that rapidly evaluates and makes credit determinations throughout the customer relationship, including marketing, underwriting, customer service and collections. Our proprietary models are built from over 2.75 terabytes of internal data which includes several years of lending history and millions of transactions. We continually refine our underwriting system to manage default risk and to structure loan terms. We believe our system provides more predictive assessments of future loan behavior when compared to traditional credit assessments such as Fair Isaac Corporation, or FICO, scoring models.

➢

Focus on customer experience.    We believe that alternative credit consumers are not adequately served by other existing providers. To better serve these consumers, we established customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

➢

Customer loyalty and brand recognition.    We believe we have established strong relationships with our customer base over the previous seven years. We were an early mover into online lending and have continued to invest in our brands to further increase visibility. We believe customers who wish to access credit again may return to us because of our dedication to customer service and our programs that benefit returning customers. In order to develop a comparable database of customers, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios.

➢

Strong emphasis on regulatory and compliance structure.    We conduct our business in a highly regulated industry. We have devoted significant resources to comply with the laws that apply to us while we believe many of our online competitors have not. Consequently, such competitors may face increased regulatory and compliance risks. We have extensive experience in regulatory and legal compliance and have tailored our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations, loan amounts and disclosures. Our technology platform was designed to allow us to launch new products in compliance with applicable laws and regulations and with a focus on customer protection.

OUR STRATEGY

Our vision is to be the most trusted online alternative financial resource for hard working people internationally through world-class technology, analytics, operational excellence and customer support. The key elements of our strategy to deliver upon this vision include:

➢	Increase penetration in existing markets. We believe that we have only reached a small number of the potential customers for our products and services in the markets in which we currently operate. We will continue to pursue new customer acquisition through channels such as lead generation (sourcing potential customers via third-party lead providers, which use digital, email or other marketing efforts to acquire and provide us with loan applicants), traditional advertising and digital advertising. We also leverage our platform by offering online loans to consumers referred to us by certain bricks and mortar lending companies, including Cash America, further increasing penetration in markets we currently serve.

➢

Expand globally to reach new markets.    We intend to build on our global reach by entering new markets, particularly in Latin America and Europe. When pursuing geographic expansion, factors we consider include widespread Internet usage and government policies that promote the extension of credit. Our launch into the United Kingdom in 2007 and Australia and Canada in 2009 demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 1% of our total revenue, to $102.0 million in 2010, or 27% of our total revenue. For the nine-month period ended September 30, 2011, our revenue from international operations was $152.3 million, or 46% of our total revenue. We are currently exploring new international opportunities, including a micro line of credit product for consumers in Mexico.

➢

Introduce new products and services.    We plan to further penetrate existing markets and attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single payment consumer loans to installment and line of credit products, using our analytics expertise and our flexible and scalable technology platform. We will continue to develop additional solutions for our customer base with other innovative products.

➢	Continuous process improvement. Our key areas of continuing focus are:

➢	integrating new data sources to refine our predictive models, which is intended to improve the performance of our portfolio;

➢	increasing loan volumes through efficient and cost effective marketing;

➢	improving customer conversion across the application process; and

➢	improving call center efficiency metrics.

OUR RELATIONSHIP WITH CASH AMERICA

We are currently a wholly-owned subsidiary of Cash America. In addition to our business, Cash America provides specialty financial services to individuals through retail services locations. Upon completion of this offering, Cash America will own     % of our outstanding shares of common stock (     % if the underwriters exercise their over-allotment option in full). Cash America has informed us that its objective is to own between 35% and 49% of our outstanding shares of common stock immediately following the offering to permit it to account for its investment in us using the equity method of accounting, and will not continue to consolidate our results of operations with its consolidated results of operations. Further, Cash America has informed us that it desires to establish a public market for our common stock and, by doing so, establish a market value of our business that is independent from the market value of Cash America’s common stock, and give us the ability to focus singularly on our business strategies while Cash America focuses on its strategy of expanding its storefront business and products in the United States and Latin America. As a result of its anticipated ownership of our common stock following this offering, Cash America will be our largest stockholder following the offering and will have significant influence in all matters submitted to the vote of our stockholders. Cash America has advised us that it has no present intention of selling its remaining shares of our common stock in the near-term following the expiration of the lock-up period described under “Underwriting.” However, Cash America, in its sole discretion, may decide to sell all or any portion of the remaining shares it owns at any time following the expiration or waiver of the lock-up period restrictions described under “Underwriting.”

OUR SEPARATION FROM CASH AMERICA

We were formed on September 7, 2011. On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America has engaged in its online financial services business prior to the contribution in exchange for 33 million shares of our common stock. We presently depend on Cash America for a number of administrative functions. Immediately prior to the completion of this offering, we also will enter into agreements with Cash America related to certain post-offering matters, including a separation agreement, a transition services agreement, a registration rights agreement, a tax sharing agreement, an employee matters agreement and a marketing and customer referral agreement. These agreements will be in effect as of the completion of this offering and will govern various interim and ongoing relationships between Cash America and us, including the extent and manner of our dependence on Cash America for administrative services following the completion of this offering.

In addition, following completion of this offering, Cash America will continue to offer alternative financial services and other financial services to consumers through its retail services locations in markets served by us. We currently provide to Cash America underwriting and other analytical services for use in its alternative financial services business. Immediately prior to completion of this offering, we will enter into a credit underwriting services agreement with Cash America pursuant to which we will continue to provide our underwriting and analytical services to Cash America.

For more information regarding the agreements we will enter into with Cash America, see “Our relationship with Cash America.”

In connection with our separation from Cash America, subsequent to the completion of this offering, we anticipate entering into a credit facility with one or more financial institutions. We expect to use this facility for general corporate purposes and working capital.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk factors” beginning on page 14 of this prospectus. These include:

➢

Our products and services are subject to extensive regulation and supervision under various federal, state, local and foreign laws, ordinances and regulations. Failure to comply with applicable laws and regulations could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary or other penalties. The enactment, change or interpretation of applicable laws and regulations could have a material adverse effect on our business activities or effectively eliminate some of our current products and services in certain markets in which we operate.

➢

Adverse decisions in litigation or regulatory proceedings could cause us to change or eliminate our current or future product offerings, could require substantial management time and expenditures and could have a material adverse effect on our business.

➢	Judicial decisions, Consumer Financial Protection Bureau rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

➢	Media reports and public perception of consumer loans as being predatory or abusive could materially adversely affect our consumer loan business.

➢

We offer or arrange consumer loans over the Internet to customers in the United Kingdom, Australia and Canada. If political, regulatory or economic conditions deteriorate in any of these countries, our ability to continue offering or arranging consumer loans in such countries could be limited and could have a material adverse effect on our foreign operations. In particular, proposed legislation in Australia, if passed, could limit or restrict our ability to offer or arrange loans there and could cause us to exit that market.

➢

New debt collection guidance issued by the U.K. Office of Fair Trading could restrict our ability to debit our customers’ accounts in the United Kingdom and could result in significant changes to our current operations and collection practices.

➢	The concentration of our revenue in certain products and jurisdictions could adversely affect us.

➢	The failure of lead providers to continue to send us customer leads could have a material adverse effect on our business.

➢

The failure of third-party lenders to offer loans under our credit services organization programs or the failure of third party suppliers to maintain their products, services or support could have a material adverse effect on our revenue and earnings.

➢	Any increased restriction on the use or protection of personal data could affect our underwriting and have a material adverse impact on our business.

➢	A decreased demand for our products and alternative financial services and our failure to adapt to such decrease could adversely affect results of operations and financial condition.

➢	Our U.S. competitors’ use of other business models could have a material adverse effect on our business.

➢

Increased competition from banks, savings and loans, other consumer lenders, and other entities offering similar financial services, as well as retail businesses that offer products and services we offer, could adversely affect our results of operations.

➢

An interruption to, shutdown of or inability to access the facilities in which our Internet operations and other technology infrastructure reside could materially adversely affect our business, prospects, results of operations and financial condition.

➢

A security breach of our computer systems, a cyber attack or fraudulent activity could interrupt or damage our operations or harm our reputation and subject us to liability if confidential customer information is misappropriated from our computer systems, which could have a material adverse effect on our business.

➢	Failure to manage our credit risk and allowance and liability for loan losses through our underwriting system may adversely affect our results of operations.

➢

Failure to manage the risk of impairment, the risk of interest rate fluctuation, the fluctuations in currency exchange rates and the operation of our anticipated credit facility could adversely affect our business.

➢

Our failure to maintain our technological edge or to protect our software and other proprietary intellectual property rights could put us at a disadvantage to our competitors and could have a material adverse effect on our business.

➢

The inability to retain our highly-skilled personnel or to hire additional personnel could hinder our ability to develop and successfully market our products and services and our business could be harmed.

➢	Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

➢	Our separation from Cash America may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

➢

Our separation agreement with Cash America requires us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware on September 7, 2011. Our principal executive offices are located at 200 West Jackson Blvd., Suite 2400, Chicago, IL 60606. Our telephone number is (312) 568-4200. Our website address is www.enova.com. Information contained on or accessible from our websites is not incorporated by reference into this prospectus, and you should not consider information on our websites as part of this prospectus.

TRADEMARKS

CASHNETUSA® , QUICKQUID®, DOLLARSDIRECT, POUNDS TO POCKET and the “e” logo are our key trademarks, and are registered under applicable trademark laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate that we will not assert our rights or the rights of the applicable licensor to these trademarks and trade names to the fullest extent under applicable law. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The offering

Common stock offered by us	shares

Common stock offered by Cash America	shares

Underwriters’ option to purchase additional common stock from Cash America	shares

Common stock to be held by Cash America immediately after completion of this offering	shares

Common stock outstanding immediately after completion of this offering	shares

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million, assuming an initial offering price of $ , the midpoint of the range of prices set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions relating to the shares to be sold by us and estimated offering expenses. We intend to use the net proceeds that we receive from this offering to repay to Cash America all of our outstanding intercompany indebtedness (totaling approximately $358.3 million as of September 30, 2011), including a $75.0 million dividend paid to Cash America in the form of a promissory note dated September 6, 2011. After repayment of the intercompany indebtedness due to Cash America, we do not expect any additional net proceeds of the offering to be available for use in our business. Additionally, we will not receive any of the proceeds from the sale of shares owned by Cash America to be sold in this offering, including any shares sold by Cash America pursuant to the underwriters’ over-allotment option, although we will bear the costs associated with the sale of these shares, other than underwriting discounts and commissions relating to the shares to be sold by Cash America.

Risk factors	Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk factors” beginning on page 14.

Exchange listing	We intend to apply to list our common stock on the New York Stock Exchange under the symbol “ENVA.”

Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

➢	assumes an offering price of $ per share, the midpoint of the price range reflected on the cover page of this prospectus;

➢	gives effect to the transactions described under “Our relationship with Cash America”;

➢	assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from Cash America; and

➢

includes              shares of common stock to be issued to our executive officers, non-employee directors and other employees in connection with the completion of this offering, but excludes shares of common stock reserved for future issuance under our incentive plan.

Summary historical consolidated financial data

The following tables present summary historical consolidated financial data for our business. You should read this information together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information, each included elsewhere in this prospectus. The summary historical consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes.

The summary consolidated income statement data for the nine months ended September 30, 2011 and 2010 and consolidated balance sheet data as of September 30, 2011 and 2010 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments necessary for fair statement of our operating results and financial position as of those dates and for those periods. The summary consolidated other data for the nine months ended September 30, 2011 and 2010 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.” The summary historical financial information for the nine months ended September 30, 2011 is not necessarily indicative of the results that may be expected for the year ending December 31, 2011 and our historical results are not necessarily indicative of our results for any future period.

We derived the summary historical consolidated income statement data for each of the three years in the period ended December 31, 2010 and consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2008 was derived from our unaudited financial statements, which are not included in this prospectus. The summary consolidated other data for the years ended December 31, 2010, 2009 and 2008 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.”

Summary consolidated income	Nine Months Ended September 30,		Year Ended December 31,
statement data:	2011	2010(1)	2010(1)	2009(1)	2008(1)(2)
	(Unaudited)		(Audited)
	(dollars in thousands, except per share data)
Revenue
Domestic	$181,642	$208,425	$276,295	$214,479	$200,263
Foreign	152,278	67,969	102,022	40,498	23,214

Total Revenue	333,920	276,394	378,317	254,977	223,477
Cost of Revenue	129,753	116,992	164,957	109,174	107,170

Gross Profit	$204,167	$159,402	$213,360	$145,803	$116,307

Income from Operations	$60,850	$43,106	$54,369	$39,722	$42,212
Net Income	30,486	20,305	24,821	17,703	21,951
Earnings per share
Basic	$0.92	$0.62	$0.75	$0.54	$0.67
Diluted	$0.92	$0.62	$0.75	$0.54	$0.67

footnotes on following page

(1)	Results of operations for the years ended 2010, 2009 and 2008 and the nine-month period ended September 30, 2010 include revenue and results of operations of our MLOC services business that ended in October 2010. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our former MLOC services business.

(2)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition in 2008.

	As of September 30,		As of December 31,
Summary consolidated balance sheet data:	2011	2010	2010	2009	2008(1)
	(Unaudited)		(Audited)		(Unaudited)
	(dollars in thousands)
Cash	$32,806	$38,718	$19,187	$27,261	$16,496
Consumer loans, net	138,184	86,483	90,355	60,787	43,320
Total assets	486,133	443,578	421,767	375,736	316,924

Affiliate notes payable	358,250	281,109	270,269	255,799	204,626
Long-term liabilities	392,581	307,590	293,309	274,086	213,682

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition in 2008.

	Nine Months Ended September 30,		Year Ended December 31,
Summary consolidated other data:	2011	2010(2)	2010(2)	2009(2)	2008(1)(2)
	(dollars in thousands) (unaudited)
Number of customer transactions
Domestic(2)	1,675,672	3,195,452	3,905,696	2,947,204	2,314,421
Foreign	1,171,505	630,650	923,474	413,929	192,691

Total	2,847,177	3,826,102	4,829,170	3,361,133	2,507,112

Volume of customer transactions
Domestic(2)	$835,158	$1,221,013	$1,554,285	$1,230,885	$1,099,559
Foreign	645,780	304,582	458,811	174,188	97,436

Total	$1,480,938	$1,525,595	$2,013,096	$1,405,073	$1,196,995

Adjusted EBITDA(3)	$69,424	$49,241	$62,928	$47,019	$47,446

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisition in 2008.
(2)

Includes number of domestic transactions and dollar amounts of domestic customer transactions associated with our MLOC services business which ended in October 2010. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our former MLOC services business.

footnotes continued on following page

(3)	The following table presents a reconciliation of net income, the most comparable generally accepted accounting principles, or GAAP, measure to Adjusted EBITDA for each of the periods presented. See “Management’s discussion and analysis of financial condition and results of operations” for a definition of Adjusted EBITDA.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Net Income	$30,486	$20,305	$24,821	$17,703	$21,951

Adjustments:
Depreciation and amortization expenses	8,574	6,135	8,559	7,297	5,234
Interest expense, net	12,310	11,210	15,209	11,852	7,099
Foreign currency transaction loss (gain)	435	17	156	(38)	79
Provision for income taxes	17,619	11,574	14,183	10,205	13,083

Adjusted EBITDA	$69,424	$49,241	$62,928	$47,019	$47,446

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to purchase shares of our common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Adverse changes in laws or regulations affecting our consumer loan business could negatively impact our operations.

Our products and services are subject to extensive regulation and supervision under various federal, state, local and foreign laws, ordinances and regulations. In addition, as we develop new products and services, we will become subject to additional federal, state, local and foreign laws, ordinances and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or to expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national, state and local levels, as well as foreign governments, may seek to impose new regulatory restrictions or licensing requirements or interpret or enforce existing requirements in new ways. Changes in laws or regulations, or our failure to comply with applicable laws and regulations, could subject us to regulatory enforcement action that could result in the assessment against us of civil, monetary or other penalties. We face the risk that restrictions or limitations resulting from the enactment, change or interpretation of laws and regulations could negatively affect our business activities or effectively eliminate our ability to offer current or future loan products or services.

In particular, the regulatory environment surrounding consumer loans such as we offer has, in recent years, been active in many jurisdictions in which we operate. Legislative or regulatory activities in certain jurisdictions aimed at consumer loan products such as ours have limited, and may in the future limit, the amount of interest and fees allowed on such consumer loans, the number of such consumer loans that customers may receive or have outstanding, or other terms, conditions or features of such consumer loans. As discussed below under “—Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business,” such actions have caused us to cease or modify our offerings in certain jurisdictions and may make the offering of some or all of our products less profitable or could eliminate our ability to offer some or all of our products in the future. Legislative or regulatory activities are pending in Australia, the United Kingdom and Missouri, and if legislative or regulatory action in those jurisdictions results in changes to existing laws or regulations, we may need to cease conducting business in those jurisdictions or modify our offerings, which could make the offering of our products less profitable or eliminate our ability to offer some or all of our products in those jurisdictions, as discussed below under “—Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business,” “—We may need to exit Australia if proposed consumer loan legislation passes” and “—The legislative and regulatory environment in the United Kingdom could become more hostile to the consumer loan business.”

Certain consumer advocacy groups and legislators at the federal and state levels and at comparable levels in foreign governments have also asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of loan products such as ours. In particular, both the executive and

Risk factors

legislative branches of the U.S. federal government continue to receive significant pressure from consumer advocates and other industry opposition groups, and those governmental branches have recently exhibited an increased interest in debating legislation that could further regulate consumer loan products, such as those we provide. The U.S. Congress, as well as similar state and local bodies and similar foreign authorities, have debated, and may in the future adopt, proposed legislation that could, among other things, place a cap on the effective annual percentage rate on consumer loans, place a cap on the dollar amount of fees that may be charged for consumer loans, ban renewals (payment of a fee to extend the term of a consumer loan), require lenders to offer extended payment plans, allow only minimal origination fees for loans, limit renewals and the rates to be charged for renewals, require lenders to be bonded, or require lenders to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity.

We cannot currently assess the likelihood of the proposal or enactment of any future unfavorable U.S. federal, state or local or comparable foreign legislation or regulations. There can be no assurance that additional legislative or regulatory initiatives will not be enacted that could restrict, prohibit or eliminate our ability to offer some or a significant part of our consumer loan products. Any legislative or regulatory action that restricts, by imposing interest rate or annual percentage rate limits on consumer loans such as ours or otherwise prohibits, or places restrictions on, such consumer loans and similar services, if enacted, could have a material adverse impact on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Consumer loans are highly regulated under applicable U.S. and foreign federal laws and regulations.

Consumer loans, such as those we provide, are highly regulated under federal laws. Federal legislation affecting consumer lending, such as that engaged in by us, including interest rate cap bills that would effectively prohibit such lending, have been introduced in the U.S. Congress in the past. Earlier federal efforts culminated in federal legislation effective in October 2007 that limits the interest rate and fees charged on certain consumer loans to members of the U.S. military, active duty reservists, members of the National Guard and their immediate families to 36% per annum, which effectively prohibits us from offering certain of our consumer loan products to members of the military or their families.

In addition, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act. Title X of the Dodd-Frank Act created the Consumer Financial Protection Bureau, or the CFPB. The CFPB became operational in July 2011, although it may not currently have the ability to oversee non-depository institutions and write rules until a permanent director is installed. Once fully operational, the CFPB will have regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of consumer loan providers such as us. Included in the powers afforded the CFPB is the authority to adopt rules describing specified acts and practices as being “unfair”, “deceptive” or “abusive”, and hence unlawful. Some consumer advocacy groups have suggested that short-term consumer lending should be a regulatory priority for the CFPB. Since the director of the CFPB will have significant influence in establishing the CFPB’s priorities and the direction of the CFPB’s rulemaking activities, the timeframe on which the CFPB considers rules applicable to consumer loan products and services such as ours, and the nature and extent of such rules, will depend in large part on who ultimately becomes the director of the CFPB. Accordingly, it is possible that at some time in the near future the CFPB could propose and adopt rules making such lending products and services materially less profitable or even impractical to offer, forcing us to modify or terminate certain product offerings. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to our other consumer loan products and services. Any such

Risk factors

rules could have a material adverse effect on our business, results of operations and financial condition or could make the continuance of our current business impractical or unprofitable.

In addition to the Dodd-Frank Act’s grant of regulatory and supervisory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of Dodd-Frank or CFPB regulations under Title X, Dodd-Frank empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB. If the CFPB or one or more state officials believe we have violated the foregoing laws or regulations, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

Certain other U.S. federal laws also affect our business. For example, because short-term and installment consumer loans, such as those we provide, are viewed as extensions of credit, we must comply with the federal Truth-in-Lending Act and Regulation Z adopted under that Act. Additionally, we are subject to the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, and the Gramm-Leach-Bliley Act, among other laws, and with respect to our Credit Services Organization, or CSO, programs, the Fair Debt Collection Practices Act. A failure to comply with any applicable federal law or regulation could have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, our marketing efforts and the representations we make about our products and services are subject to federal and state unfair and deceptive practice statutes. The Federal Trade Commission enforces the Federal Trade Commission Act, and state attorneys general and private plaintiffs may bring legal actions under analogous state statutes. If we are found to have violated any of these statutes, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, or CCA, and related rules and regulations, including certain provisions of the European Union Consumer Credit Directive, or the EU CCD, which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. We must also follow the Irresponsible Lending Guidance of the Office of Fair Trading, or OFT, which provides greater clarity for lenders as to business practices that the OFT believes constitute irresponsible lending under the CCA. We are subject to the requirements of the Data Protection Act 1988, or the DPA, and are fully registered as a data-controller under the DPA as required. Finally, we are certified under the EU Safe Harbor provisions, which allows us to pass European Union, or EU, data to non-EU countries. Changes in these laws or regulations, or changes to the laws or regulations of the EU, or our failure to comply with these laws or regulations, could have a material adverse effect on our business, prospects, results of operations and financial condition.

In Australia, we act as a finance broker, offering the lending products of unaffiliated third-party lenders, which is similar to our CSO programs in the United States. We follow the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or the NCCPA. However, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011 and includes limitations on the interest rate charged on certain consumer loans, such as those arranged by us, and prohibits loan extensions and refinancings. See “—We may need to exit Australia if proposed consumer loan legislation passes.”

Risk factors

In Canada, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws for and regulation of our industry to the respective provinces, so all regulation of the consumer lending industry is conducted at the provincial level. Changes in Canadian laws and regulations in the future could have an adverse impact on our Canadian business operations.

Consumer loans are highly regulated under state, local and provincial laws and regulations, which can adversely affect our business.

As of the date of this prospectus, we operate in 32 states in the United States. Currently, we do not conduct business in the remaining states or in the District of Columbia due to, among other reasons, specific legislative restrictions, such as interest rate ceilings and loan amount restrictions. Moreover, the product offerings in the states in which we operate may be limited by future legislative or regulatory restrictions. In addition, regulations adopted by some states require that all borrowers of certain loan products, such as those we provide, be listed in a database and limit the number of such loans a borrower may have outstanding.

In 2010 and 2011, more than 200 bills were introduced in U.S. state legislatures, including bills in virtually every state in which we are doing business, with the intent of addressing various aspects of consumer lending activity, such as that engaged in by us. Laws prohibiting consumer loans and similar products or services, such as those we provide, or making them less profitable or unprofitable, could be passed in states where we currently lend and existing enabling laws for the short-term consumer loans we offer could expire or be amended at any time. For instance, since 2006 legislation enacted in Colorado, Illinois, Maryland, Minnesota, Montana, New Hampshire, Ohio, Oregon, Washington and Wisconsin has impacted the consumer loan products and services we had historically offered in those states. Due to those legislative changes, we ceased offering consumer loans to residents in the states of Colorado, Montana and New Hampshire and discontinued the CSO program that we offered in Maryland. In addition, these changes have altered the terms upon which we offer loans to consumers in other states, such as Illinois, Minnesota, Ohio, Oregon, Washington and Wisconsin, in some instances reducing the profitability and the volume of the loans we offer to customers. In addition, Mississippi, a state in which we operate, has a sunset provision in its short-term consumer loan law that requires renewal of the law by the state legislature, and there is no guarantee that Mississippi will renew this law prior to sunset in 2016. In 2010, Arizona’s short-term consumer loan law under which we operated expired, or sunset, without being renewed, which caused us to discontinue offering consumer loan products in that state. The exits in whole or part from certain states in the past have had a material negative impact on our revenue in the periods in which they occurred.

Statutes authorizing consumer loans and similar products and services, such as those we provide, typically provide the state agencies that regulate banks and financial institutions or similar state agencies with significant regulatory powers to administer and enforce the law. In most jurisdictions, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive examinations or audits from time to time to assess our compliance with applicable laws and regulations. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to renew licenses we hold. Regulators may also impose rules that are generally adverse to our industry. Any new licensing requirements or rules, or new interpretations of existing licensing requirements or rules, or our failure to follow licensing requirements or rules could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risk factors

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions, which may change as the staff of state regulatory bodies change. If staff interpretations on which we rely change, any such changes could have a negative impact on our business. For example, an adverse change in a staff interpretation by the Pennsylvania Department of Banking caused us to suspend our operations in Pennsylvania in July 2009 following our unsuccessful challenge to that interpretive change. Further, any misinterpretations by us of existing laws or regulations could have a material adverse effect on our business, results of operations and financial condition.

State attorneys general and financial services regulators scrutinize our products and services and could take actions that may require us to modify, suspend, or cease operations in their respective states. We regularly receive, as part of comprehensive state examinations or audits or otherwise, comments from state attorneys general and financial services regulators about our business operations and compliance with state laws and regulations. These comments sometimes allege violations of, or deficiencies in complying with, applicable laws and regulations. While we have resolved most such allegations promptly and without penalty, we operate in a large number of jurisdictions with varying requirements and we cannot anticipate how state attorneys general and financial services regulators will scrutinize our products and services or the products and services of our industry in the future. If we fail to resolve future allegations satisfactorily, there is a risk that we could be subject to significant penalties, including material fines, or that we may lose our licenses to operate in certain jurisdictions.

In addition, state laws can be changed by ballot initiative or referendum in certain states. A 2010 ballot initiative in Montana adversely affected our short-term consumer loan product in that state, causing us to discontinue our consumer loan product offering in that state. In 2008 a ballot initiative in Arizona and a ballot referendum in Ohio, both of which were intended to protect short-term consumer loan products in those states, failed. Subsequent to the failures of the ballot initiatives in Arizona and Ohio, we ceased providing our consumer loan product in Arizona in 2010, and in 2008 we significantly altered our product offering in Ohio. Ballot initiatives can be expensive to support or oppose, as the case may be, and may be more susceptible to emotion than deliberations in the normal legislative process. Recently, a ballot initiative in Missouri was proposed and if it is placed on the ballot and passed by voters, we may need to exit the state.

In states in which we are licensed to operate, we must comply with all applicable license requirements, including those concerning direct or indirect changes in control of the licensed entities. Most states in which we conduct licensed operations impose requirements related to changes in control of licensed entities or changes of officers of licensed entities or of controlling entities of licensed entities. There is a risk that state agencies responsible for licensing our operations may, as a result of this Offering, impose unexpected requirements related to the change of control of the Company or its subsidiaries. Any such unexpected requirements in any state, if imposed, could result in delays or limitations on our operations in that state.

In addition to state and federal laws and regulations, we may be subject to various local rules and regulations such as local ordinances or local business conduct or licensing requirements applicable to companies lending in that jurisdiction. Local jurisdictions’ efforts to restrict short-term consumer lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer loan lenders such as us could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Risk factors

In Australia, several states have interest rate caps in place. However, the draft bill covering amendments to the NCCPA, proposed on August 25, 2011, includes limitations on the interest rate charged on consumer loans, such as those arranged by us, and prohibits loan extensions and refinancings. If passed, the amendments to the NCCPA would supersede any state interest rate caps. See “—We may need to exit Australia if proposed consumer loan legislation passes.”

In Canada, after transfer of jurisdiction over our industry to the provinces by the Canadian Parliament, five provinces have adopted a regulatory framework to allow for online short-term consumer lending to date, and we currently offer our lending product in three of those provinces. In general, the regulations require lenders to be licensed, set maximum fees and regulate collection practices. Any changes in Canadian provincial laws or regulations in the future could alter or materially impact our ability to offer our products and services in Canada.

Current and future litigation or regulatory proceedings could have a material adverse effect on our business, prospects, results of operations and financial condition.

We are currently subject to lawsuits (including purported class actions) and other legal proceedings that could cause us to incur substantial expenditures and generate negative publicity, and could significantly impair our business, force us to cease doing business in one or more jurisdictions or cause us to cease offering one or more products. We are also likely to be subject to future litigation, and regulatory proceedings and government investigations. The consequences of an adverse ruling in any current or future litigation, regulatory proceeding or government investigation could cause us to have to refund fees and/or interest collected, refund the principal amount of loans, pay treble or other multiple damages, pay monetary penalties and/or modify or terminate our operations in particular states or jurisdictions.

Defense of any lawsuit, regulatory proceeding or government investigation, even if successful, could require substantial time and attention of our management and could require significant expenditures for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Because we and our competitors may become subject to regulatory proceedings or governmental investigations, we could also suffer losses from interpretations of laws or regulations in those proceedings or investigations, even as a result of proceedings or investigations to which we are not a party. For example, we discontinued our CSO program in Florida in 2008 subsequent to a ruling of the Florida regulator against another company that offered a similar CSO program. Similar or additional actions in the future could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, our lead providers are subject to federal, state, local and foreign laws and regulations. State legislators and regulators have recently shown an increased interest in oversight and licensing of lead providers in the consumer lending industry in which we operate and could propose or support additional legislation or regulation, or enforce current laws or regulations or new interpretations thereof, governing the business of lead providers or our relationship with them. For example, some states have proposed, or instructed us, that lead providers be licensed under consumer lending laws or have proposed restrictions on lead providers’ sale of leads to unlicensed lenders. Our lead providers’ failure to comply with applicable laws or regulations, or any changes in these laws or in the interpretation thereof, could have a detrimental effect on our consumer lending business or subject us to direct liability or regulatory action, for which we may not be indemnified. See “—The failure of lead providers to continue to send us customers could disrupt our operations or result in a loss of revenue.” Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Risk factors

Judicial decisions, CFPB rule-making or amendments to the Federal Arbitration Act could render the arbitration agreements we use illegal or unenforceable.

We include arbitration provisions in our consumer loan agreements. These provisions are designed to allow us to resolve any customer disputes through individual arbitration rather than in court and explicitly provide that all arbitrations will be conducted on an individual and not on a class basis. Our arbitration agreements do not generally have any impact on regulatory enforcement proceedings.

We take the position that the Federal Arbitration Act requires the enforcement of our arbitration agreements and their class action waivers in accordance with their terms. We believe the U.S. Supreme Court’s decision in the AT&T Mobility v. Concepcion case, holding that consumer arbitration agreements meeting certain specifications are enforceable, will now reduce the possibility that lower courts will rule that our arbitration agreements with class action waivers are unenforceable. The AT&T Mobility v. Concepcion decision was rendered on April 27, 2011. Notwithstanding two recent rulings from a Pennsylvania federal district court enforcing our arbitration agreements with class action waivers in reliance on the AT&T Mobility v. Concepcion decision, further challenges to the enforceability of arbitration agreements with class action waivers will likely continue to be brought in an effort to limit the precedential effect of the AT&T Mobility v. Concepcion decision. If those challenges are successful, our arbitration agreements could be unenforceable.

In addition, the U.S. Congress has considered legislation that would generally limit or prohibit mandatory arbitration agreements in consumer contracts and has adopted such a prohibition with respect to certain mortgage loan agreements and also certain consumer loan agreements to members of the military on active duty and their dependents. Further, the Dodd-Frank Act directs the CFPB to study consumer arbitration and report to the U.S. Congress, and it authorizes the CFPB to adopt rules limiting or prohibiting consumer arbitration, consistent with the results of its study. Any such rule would apply to arbitration agreements entered into more than six months after the final rule becomes effective (and not to prior arbitration agreements).

Any judicial decisions, legislation or other rules or regulations that impair our ability to enter into and enforce consumer arbitration agreements and class action waivers could significantly increase our exposure to class action litigation as well as litigation in plaintiff-friendly jurisdictions. Such litigation could have a material adverse effect on our business, results of operations and financial condition.

Media reports and public perception of short-term or “high-cost” consumer loans as being predatory or abusive could materially adversely affect our business.

In recent years, consumer advocacy groups and some media reports have advocated governmental action to prohibit or place severe restrictions on short-term or “high-cost” consumer loans. Such consumer advocacy groups and media reports generally focus on the Annual Percentage Rate, or APR, to a consumer for this type of loan, which is compared unfavorably to the interest typically charged by banks to consumers with top-tier credit histories. The fees charged by us and others in the industry attract media publicity about the industry and can be perceived as controversial by those who do not focus on the credit risk and high transaction costs of serving our customer segment. If the negative characterization of these types of loans becomes increasingly accepted by consumers, demand for our consumer loan products could significantly decrease. If the negative characterization of these types of loans is accepted by legislators and regulators, we could also become subject to more restrictive laws and regulations. Further, media coverage and public statements that assert some form of inappropriateness in our products and services can lower employee morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expense. Our financial condition and results of operations could be materially adversely affected if any of these circumstances were to occur.

Risk factors

We may need to exit Australia if proposed consumer loan legislation passes.

In Australia, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011. The proposed legislation would limit the interest charged on consumer loans, such as those arranged by us, and prohibit loan extensions and refinancings. Should the proposed legislation pass, the effective date will likely be in mid-2012. Depending upon the provisions contained in any legislation that is enacted, we may need to exit the Australian market.

The legislative and regulatory environment in the United Kingdom could become more hostile to the consumer loan business.

The coalition government in the United Kingdom has recently agreed to research the effects upon consumers of a cap on the total charge for credit. The Minister of Treasury and the Minister for Employment Relations, Consumer and Postal Affairs have agreed to the investigation request, which will now involve the commission of research on the market for consumer credit. In addition, the coalition government is exploring whether the current principles-based regulations governing unsecured short-term credit should be replaced with prescriptive-based regulations. Prescriptive-based regulations, as contrasted with principles-based regulations, define what a lender may and may not do, similar to U.S. law. If prescriptive-based regulations are adopted, our compliance costs will be significantly increased. Additionally, the coalition government has recently formed the Financial Conduct Authority, or FCA, and it appears that the FCA may take over regulatory responsibility for consumer credit from the OFT in 2014. The FCA may regulate consumer credit pursuant to the guidance of the Financial Services and Markets Act, or FSMA, which are prescriptive regulations that currently govern the secured credit market, and could possibly call for the repeal of the CCA or enabling legislation in the United Kingdom. Any of these changes could have a material adverse effect on our business, prospects, results of operations and financial conditions and could impair our ability to continue current operations.

New debt collection guidance issued by the OFT could restrict our ability to debit our customers’ accounts in the United Kingdom and could result in significant changes to our current operations and collection practices.

On October 19, 2011, the OFT issued new debt collection guidance, updating prior guidance, that affects all businesses engaged in the recovery of consumer credit debts in the United Kingdom. The new guidance could restrict the number of times and the amounts that short-term consumer lenders such as us are allowed to debit a customer’s account, which includes debits to both bank accounts and debit cards. As previously discussed under the caption “Risk Factors—Risks Related to our Business and Industry—Consumer loans are highly regulated under applicable U.S. and foreign federal laws and regulations,” we are required to follow guidance issued by the OFT. The new OFT guidance provides that short-term consumer lenders such as us may debit a customer’s account only on the date or dates expressly set forth in the customer’s contract unless the debiting on another date has been specifically agreed with the customer subsequent to the agreement having been concluded. Additionally, the new guidance also provides that short-term consumer lenders such as us may debit a customer’s account only for the amounts expressly set forth in the customer’s contract unless the debiting for another amount has been specifically agreed with the customer subsequent to the agreement having been concluded. We, along with other short-term consumer loan lenders and trade associations with which we are affiliated, are in the early stages of interpreting the guidance and assessing its impact on our business and current practices. Compliance with the new guidance could result in significant changes to our operations and collection practices and could result in lower collections on loans made by us and a decrease in the number of customers that we are able to approve, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risk factors

The concentration of our revenue in certain products and jurisdictions could adversely affect us.

Our primary business activity is offering short-term and installment consumer loans. If we are unable to maintain our short-term or installment consumer loan business and/or diversify our operations, our revenue and earnings could decline. Our current limited product and business diversification could inhibit our opportunities for growth, reduce our revenue and profits, and make us more susceptible to earnings fluctuations than some of our competitors who may be more diversified and provide other services such as pawn lending, car title lending, or other similar services. External factors, such as changes in laws and regulations, new entrants, and enhanced competition, could also make it more difficult for us to operate as profitably as a more diversified company could operate. Any internal or external change in our industry could result in a decline in our revenue and earnings, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

We operated in 32 states in the United States as of September 30, 2011. Our five largest states (measured by total revenue) accounted for approximately 69% of our U.S. revenue and 50% of our total revenue for the year ended December 31, 2010 and approximately 75% of our U.S. revenue and 41% of our total revenue for the nine months ended September 30, 2011. Our operations in the State of Texas, our largest state (measured by total revenue), accounted for approximately 32% and 34% of our U.S. revenue and 23% and 18% of our total revenue for the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively. Additionally, our United Kingdom operations accounted for approximately 25% of our total revenue for the year ended December 31, 2010 and approximately 43% of our total revenue for the nine months ended September 30, 2011.

We expect that a significant portion of our revenue will continue to be generated from Texas and our other largest states and the United Kingdom, largely due to the currently prevailing economic, demographic, regulatory, competitive and other conditions in those jurisdictions. Changes in any of these markets could lead to a reduction in demand for our products and services and a decline in our revenue that could result in a deterioration of our financial condition. Regulatory changes in Texas or in any other of our largest states or in the United Kingdom may have a material adverse effect on our business, prospects, results of operations, and financial condition.

The states in which we conducted business in the United States as of September 30, 2011 are set forth in “Business—Our Markets.”

The failure of lead providers to continue to send us customer leads could disrupt our operations or result in a loss of revenue.

We depend on lead providers to provide us with prospective new customers. Generally, third-party lead providers operate websites that attract prospective customers who complete applications for consumer loans on the lead providers’ websites. The lead providers then sell the opportunity to provide services to these prospective new customers, who we refer to as leads, to us and to other consumer lenders for a fee. The majority of our new customers are generated by lead providers. In 2010 seven lead providers received 81% of the total amounts we paid to lead providers. As a result, our consumer lending activity and revenue depend substantially on the willingness and ability of these and other lead providers to send us customer leads at prices acceptable to us, or at all. While there are other lead providers available to us, the majority of our customer leads come from a limited number of these lead providers, and we compete with others in our industry for these leads. The loss or a reduction in leads from lead providers and an inability to replace the volume of leads from other lead providers, or the failure of these lead providers to maintain quality and consistency in their programs or services could cause a decrease in new customers and could have a material adverse effect on our business, prospects, results of operations and financial conditions.

Risk factors

The failure of third-party lenders to offer loans under our CSO programs could disrupt our operations or result in a loss of revenue.

In connection with our CSO programs, we arrange third-party lenders’ consumer loan products in some markets by acting as a credit services organization or finance broker on behalf of consumers. Our consumer loan revenue depends in part on the willingness and ability of these lenders to make loans in connection with our CSO programs. Fees we received in connection with loans arranged under our CSO programs accounted for approximately 41% of our total revenue for the year ended December 31, 2010. There are a limited number of third-party lenders that participate in CSO programs, and our CSO programs are conducted through two third-party lenders. These third-party lenders could terminate their services altogether or choose to participate in CSO programs with our competitors instead of us or choose to exit the market altogether. The loss of the relationship with any of these lenders, their inability or unwillingness to continue to offer loans in connection with our CSO programs, or the failure of these lenders to maintain quality and consistency in their programs or services and an inability to replace them, could cause us to lose customers and substantially decrease and materially adversely affect the revenue and earnings of our consumer lending business.

We must also indemnify the third-party lender for any failure to comply with applicable laws and regulations. Further, Cash America has guaranteed our obligations to third-party lenders participating in our CSO programs. After completion of this offering, Cash America intends to cease guaranteeing our obligations to third-party lenders thereafter participating in our CSO programs, and there is no assurance that third-party lenders will participate in our CSO programs without these guaranties. In certain jurisdictions, offering consumer loans outside of our CSO programs may not be economically attractive or legally permissible. The failure to maintain or establish a relationship with suitable third-party lenders in these jurisdictions may cause us to cease offering third-party consumer loans in such jurisdictions and could have a material adverse effect on our consumer lending business.

The failure of third-party suppliers to maintain their products, services or support could disrupt our operations or result in a loss of revenue.

In addition to lead providers and third-party lenders related to our CSO programs, we also rely on other third parties for goods and services. Our consumer loan revenue and earnings depend in part on the willingness and ability of unaffiliated third parties to provide services to facilitate marketing, referrals, lending and loan underwriting. There are a limited number of vendors that provide the services that we require, and we compete with others in our industry for their services. The loss of the relationship with any of these third parties, and an inability to replace them or the failure of these third parties to maintain quality and consistency in their programs or services or to continue to provide their products and services, could cause us to lose customers and substantially decrease the revenue and earnings of our consumer loan business. We also use third parties to support and maintain certain parts of our communication and information systems. The failure of such third parties to fulfill their support and maintenance obligations could disrupt our operations. For example, we rely on Automated Clearing House, or ACH, funds transfers in order to process many of the products we offer, including collection of the principal lent and the fees we charge. An inability to process ACH funds transfers, whether as a result of the unavailability of the ACH network for technical reasons, changes in the rules of NACHA (formerly the National Automated Clearing House Association) and the Federal Reserve, or by other participants, could have a material adverse effect on us. Furthermore, following the completion of this offering, we will also be dependent on Cash America for certain services. See “—Risks related to our relationship with Cash America—Following this offering, we will continue to depend on Cash America to provide us with certain services for our business.”

Risk factors

The use of personal data used in credit underwriting is highly regulated under federal laws and regulations.

The federal Fair Credit Reporting Act, or the FCRA, and related laws and regulations concerning consumer reports are currently under regulatory scrutiny, and certain related regulations or interpretations of the U.S. Federal Trade Commission, or FTC, may soon be revised. Such changes may materially affect our business if new regulations or interpretations by the FTC require us to materially alter the manner in which we use personal data in our credit underwriting. Furthermore, the CFPB will have authority and powers with respect to the FCRA, including, among other things, supervisory, regulatory and enforcement authority. It is not certain exactly how the CFPB will supervise and regulate Consumer Reporting Agencies, some of whom we rely upon for underwriting data. The CFPB may take a more aggressive approach than did the FTC, including with respect to regulation, enforcement and potential supervision. The CFPB’s position on the FCRA and related investigation or enforcement activities may have a materially adverse impact on our business, including our operations, our mode and manner of conducting business and our financial results.

A decreased demand for our products and alternative financial services and our failure to adapt to such decrease could adversely affect results of operations and financial condition.

The demand from our customers for our products and services may decrease due to a variety of factors, such as regulatory restrictions that reduce customer access to particular products and services, the availability of competing products and services or changes in customers’ financial conditions. Should we fail to adapt to a significant change in our customers’ demand for, or access to, our products or services, our revenue could decrease significantly. Each adaptation or new product and service is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, software development costs, legal and compliance costs and other incremental start-up costs. Even if we make adaptations or introduce new products or services to fulfill customer demand, customers may resist or may reject products or services whose adaptations make them less attractive or less available. In any event, the effect of any product or service change on the results of our business may not be fully ascertainable until the change has been in effect for some time.

Our U.S. competitors’ use of other business models could have a material adverse effect on our business.

We operate our U.S. business pursuant to the laws and regulations of the states in which our customers reside, including compliance with the maximum fees allowed and other limitations, and we are licensed in every state in which we lend unless a state does not require licensure. Most of our U.S. competitors operate using other business models, including a “single-state model” where the lender is generally licensed in one state and follows only the laws and regulations of that state regardless of the state in which the customer resides, an “offshore model” where the lender is not licensed in any U.S. state and does not typically comply with any particular state’s laws or regulations and a “tribal model” where the lender follows the laws of a Native American tribe regardless of the state in which the customer resides. Competitors using these models may have higher revenue per customer and significantly less burdensome compliance requirements, among other advantages. Additionally, negative perceptions about these models could cause legislators or regulators to pursue additional industry restrictions that could affect the business model under which we operate, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Risk factors

Increased competition from banks, savings and loans, other consumer loan lenders and other entities offering similar financial services, as well as retail businesses that offer products and services we offer, could adversely affect our results of operations.

We face fierce competition in our business, which operates within a highly fragmented industry. Our principal competitors are online lenders, consumer finance companies, credit service organizations, pawn shops, auto title lenders and other financial institutions that serve our primary customer base. Many financial institutions or other businesses that do not now offer products or services to our customer base, many of whom may be much larger than us, could begin doing so. In addition, competitors may operate, or begin to operate, under business models less focused on legal and regulatory compliance than ours, which could put us at a competitive disadvantage. Significant increases in the number and size of competitors to our business could result in a decrease in the number of our consumer loan transactions, resulting in lower levels of revenue and earnings in these categories. Such additional competition could also result in significant incremental demand for customer leads, resulting in price increases that could have a material adverse effect on our customer acquisition costs. Increased competition or aggressive marketing and pricing practices by these competitors could result in decreased revenue, margins and earnings in our operations.

Our business depends on the uninterrupted operation of our facilities, systems and business functions, including our information technology and other business systems.

Our business highly depends upon our employees’ ability to perform, in an efficient and uninterrupted fashion, necessary business functions, such as Internet support, call centers, and processing, making and collecting consumer loans. Despite our efforts to establish backup or redundant systems, a shutdown of or inability to access the facilities in which our Internet operations and other technology infrastructure are based, such as a power outage, a failure of one or more of our information technology, telecommunications or other systems, or sustained or repeated disruptions of such systems could significantly impair our ability to perform such functions on a timely basis and could result in a deterioration of our ability to offer and process consumer loans, provide customer service, perform collections activities, or perform other necessary business functions. Any such interruption could materially adversely affect our business, prospects, results of operations and financial condition.

Security breaches, cyber attacks or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber attack of our computer systems could interrupt or damage our operations or harm our reputation. Despite the implementation of security measures, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

If we were to experience a security breach or cyber attack, we could be required to incur substantial costs and liabilities, including:

➢	expenses to rectify the consequences of the security breach or cyber attack,

➢	liability for stolen assets or information,

➢	costs of repairing damage to our systems,

➢	lost revenue and income resulting from any system downtime caused by such breach or attack,

➢	increased costs of cyber security protection,

➢	costs of incentives we may be required to offer to our customers or business partners to retain their business, and

➢	damage to our reputation causing customers and investors to lose confidence in us.

Risk factors

In addition, any compromise of security or a cyber attack could deter consumers from entering into transactions that involve transmitting confidential information to our systems (such as we currently require from customers). Further, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber attack could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud. Over the past several years, we and others in our industry have had customers and former customers contacted by unknown criminals making telephone calls attempting to collect debt, purportedly on our behalf. These criminals are often successful in fraudulently inducing payments to them, resulting in high volumes of customer service incidents for us. In addition, we and others were recently subject to an industry-wide fraud attack in the United Kingdom. Increased fraud involving our products and services or affecting our customers could lead to litigation, significantly increased expenses, reputational damage (and reduced use and acceptance of our products and services) or new regulations and compliance obligations, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Failure to manage our credit risk through performance of our underwriting system may adversely affect our results of operations.

As a provider and guarantor of consumer loans, we are exposed to the risk that our customers will not repay their loans according to their terms. Loans we provide or guarantee are unsecured, leaving us without any collateral to secure the repayment of these loans. In addition, many of our customers are considered sub-prime borrowers. The risks inherent in making any loan include risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting and guidelines, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. Our underwriting system may not prevent us from incurring substantial credit losses. Any failure to manage our credit risks may materially adversely affect our business and our results of operations and financial condition.

If our allowance and liability for loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We may not successfully evaluate the creditworthiness of our customers and may not structure our credit products or services so as to remain profitable. The creditworthiness of our target market generally is considered “sub-prime” based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher frequency of delinquencies and higher risks of nonpayment which result in higher credit losses than consumers who are served by more traditional providers of consumer credit. We monitor the performance of our consumer loan portfolios and maintain either an allowance for losses on consumer loans we originate or maintain a liability for losses on loans originated by third-party lenders that we guaranty (including fees and interest). Our loan loss allowance and liability are established at a level estimated to be adequate to absorb future credit losses inherent in the loan portfolio and expected losses from consumer loans we guaranty in our CSO programs. The allowance deducted from the carrying value of consumer loans was $36.0 million at December 31, 2010, and the liability for losses on third-party lender-owned consumer loans was $2.3 million at December 31, 2010. However, these reserves are estimates based on historical loss rates, adjusted for current

Risk factors

performance, which may prove to be an inaccurate predictor of future performance. If actual loan losses are materially greater than our reserves, our results of operations and financial condition could be adversely affected.

We are subject to impairment risk.

At December 31, 2010, we had goodwill totaling $255.8 million on our consolidated balance sheet, all of which represents the excess of costs paid to acquire assets and liabilities over the fair value of those assets and liabilities. Accounting for goodwill requires significant management estimates and judgment. Events may occur in the future and we may not realize the value of our goodwill.

Management performs annual reviews of the carrying values of the goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of our goodwill to become impaired. Should a review indicate impairment, a write-down of the carrying value of our goodwill would occur, resulting in a non-cash charge, which would adversely affect our results of operations and could also lead to our inability to comply with certain covenants in the credit facility we plan to enter into subsequent to the completion of this offering, which could cause a default under that credit facility.

While we anticipate obtaining a credit facility subsequent to the completion of this offering, we may be unable to obtain such a credit facility. If we do obtain such a credit facility, we expect that it will contain financial covenants and other restrictions that may limit our ability to operate our business.

We anticipate entering into a credit facility subsequent to the completion of this offering, but we may be unable to establish a credit facility to provide us with necessary financing for our business. Our inability to establish a credit facility when required or when business conditions warrant could have a material adverse effect on our business, financial condition and results of operations.

Further, if we obtain such a credit facility, we expect that it will contain various customary restrictive covenants that could, among other things, restrict our ability to:

➢	incur additional debt;

➢	incur or permit certain liens to exist;

➢	make certain investments;

➢	merge or consolidate with, or convey, transfer, lease or dispose of all of our assets to, another company;

➢	make certain dispositions;

➢	make certain payments, including dividend payments; and

➢	engage in certain transactions with affiliates.

We expect that any such credit facility will also require us to maintain certain financial ratios. The covenants and restrictions contained in the credit facility could limit our ability to fund our business, make capital expenditures, and make acquisitions or other investments in the future. Any failure to comply with any of these financial and other affirmative and negative covenants would constitute an event of default under the credit facility, entitling the lenders to, among other things, terminate future credit availability under the agreement, increase the interest rate on outstanding debt or accelerate the maturity of outstanding obligations under that agreement. Any such default could materially adversely affect our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

Risk factors

Changes in our financial condition or a potential disruption in the capital markets could reduce available capital.

If funds are not available from our operations and any excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. We also expect to access the debt capital markets to obtain capital to finance growth. Efficient access to the debt capital markets may be critical to our ongoing financial success; however, our future access to the debt capital markets could become restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or deterioration in the state of the capital markets or a negative bias toward our industry by market participants. Disruptions and volatility in the capital markets may cause banks and other credit providers to restrict availability of new credit. Our ability to obtain additional financing in the future will depend in part upon prevailing capital market conditions, and a potential disruption in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to be able to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. Additionally, if the capital and credit markets experience volatility and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties.

We are subject to risks from fluctuations in interest rates.

Our profitability may be directly affected by the level of and fluctuations in interest rates. As interest rates increase, our borrowing costs may increase. Because there are statutory maximums of interest or fees we may charge our customers for our loan products and services, our ability to pass on increased interest costs is restricted. We anticipate that we could incur material indebtedness to finance the expansion of our business. We believe that our profitability may be adversely affected during any period of higher interest rates, possibly to a material degree. We intend to monitor the interest rate environment, and we may employ hedging strategies designed to mitigate the impact of changes in interest rates. We cannot assure, however, that any hedging strategies that we may undertake will mitigate the impact of changes in interest rates.

We are exposed to fluctuations in currency exchange rates.

Because we conduct a significant and growing portion of our business outside the United States but report our financial results in U.S. dollars, we face exposure to adverse movements in currency exchange rates. The results of our international operations are exposed to foreign exchange rate fluctuations as the financial results are translated from the local currency into U.S. dollars. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income. Similarly, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transaction will result in decreased revenue, operating expenses and net income. As exchange rates vary, revenue and other operating results, when translated, may differ materially from expectations.

A sustained deterioration in the economies in which we do business could reduce demand for our products and services and result in reduced earnings.

The ongoing current global economic downturn may adversely affect our business in several ways. For example, continued high levels of unemployment in the markets in which we operate could restrict the number of customers who qualify for our products and services, which in turn may limit our revenue.

Risk factors

Similarly, reduced consumer confidence and spending, or a change in how consumers obtain credit, may decrease demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures and general economic uncertainty may affect our credit losses.

A sustained deterioration in the economies in which we do business could cause deterioration in the performance of consumer loans. An economic slowdown could result in a decreased number of consumer loans being made to customers due to higher unemployment or an increase in loan defaults in our consumer loan products. During an economic slowdown, we could be required to tighten our underwriting standards, which would likely reduce consumer loan balances, and we could face more difficulty in collecting defaulted consumer loans, which could lead to an increase in loan losses.

Failure to keep up with the rapid changes in e-commerce and the uses and regulation of the Internet could harm our business.

The business of providing products and services such as ours over the Internet is dynamic and relatively new. We must keep pace with rapid technological change, Internet security risks, risks of system failure or inadequacy, and governmental regulation and taxation, and each of these factors could adversely impact our business. In addition, concerns about fraud, computer security and privacy and or other problems may discourage additional consumers from adopting or continuing to use the Internet as a medium of commerce. In countries such as the United States and the United Kingdom, where e-commerce generally has been available for some time and the level of market penetration of our online financial services is relatively high, acquiring new users for our services may be more difficult and costly than it has been in the past. In order to expand our customer base, we must appeal to and acquire consumers who historically have used traditional means of commerce to conduct their financial services transactions. If these consumers prove to be less profitable than our earlier customers, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring new customers, our business could be adversely impacted.

Public scrutiny of Internet privacy issues may result in increased regulation and different industry standards, which could deter or prevent us from providing our current products to our customers.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet have recently come under increased public scrutiny. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation of the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the EU is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies such as ours with customers in the United Kingdom. Various government and consumer agencies have also called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, or to the design of our websites, products, privacy policies or customer acquisition methods, including the purchase of customer leads from third party providers.

Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our

Risk factors

operations grow in size, scope and complexity, we will need to enhance and upgrade our systems and infrastructure to offer an increasing number of customers enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our customers, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our financial condition and results of operations could be materially adversely affected.

If Internet search engines’ methodologies are modified or our search result page rankings decline for other reasons, our potential new customer growth could decline.

We depend in part on various Internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our websites. Our ability to maintain the number of visitors directed to our websites is not entirely within our control.

Our competitors’ search engine optimization, or SEO, efforts may result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve their search results, which could adversely affect our search result ranking. If search engine companies modify their search algorithms in ways that are detrimental to our new customer growth or in ways that make it harder for our customers to use our websites, or if our competitors’ SEO efforts are more successful than ours, overall growth in our customer base could slow and we could lose existing customers. In addition, search engines could implement policies that restrict the ability of consumer finance companies such as us to advertise their services and products, which could preclude companies in our industry from appearing in a favorable location in the search results when certain search terms are used by the consumer. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites would harm our business and operating results.

New top level domain names may allow the entrance of new competitors or dilution of our brands, which may reduce the value of our domain name assets.

We have invested heavily in promoting our brands, including our website addresses. The Internet Corporation for Assigned Names and Numbers, the entity responsible for administering Internet protocol addresses, has introduced, and has proposed the introduction of, additional new domain name suffixes in different formats, many of which may be more attractive than the formats held by us and which may allow the entrance of new competitors at limited cost. It may also permit other operators to register websites with addresses similar to ours, causing customer confusion and dilution of our brands, which could materially adversely affect our business, prospects, results of operations and financial condition. Any defensive domain registration strategy could become a large and recurring expense.

We are dependent on our existing management, and the loss of key personnel may prevent us from implementing our business plan in a timely manner.

We are dependent on the experience and knowledge of our key executive personnel, particularly our senior executives who have been instrumental in setting our strategic direction and executing our business strategy. We do not have employment agreements with any of our senior executives. Losing the services of any of these individuals could adversely affect our business until qualified replacements could be found. We also believe that it could take some time to replace vacancies with executives of equal experience and capabilities and their successors may not be as effective.

Risk factors

Because competition for our target employees is intense, we may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in e-commerce related companies with a focus on technology, job candidates often consider the value of the stock options, restricted stock grants or other equity-based compensation they are to receive in connection with their employment. A decline in the value of our stock after this offering could adversely affect our ability to attract or retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Future acquisitions could disrupt our business and harm our financial condition and operating results.

Our success will depend, in part, on our ability to expand our product and service offerings and markets and grow our business in response to changing customer demands, regulatory environments, technologies and competitive pressures. In some circumstances, we may expand our offerings through the acquisition of complementary businesses, solutions or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully assimilate and integrate the business, technologies, solutions, personnel or operations of the business that we acquire, particularly if key personnel of an acquired company decide not to work for us. In addition, we may issue equity securities to complete an acquisition, which would dilute our stockholders’ ownership and could adversely affect the price of our common stock. Acquisitions may also involve the entry into geographic or business markets in which we have little or no prior experience or may expose us to additional material liabilities. Consequently, we may not achieve anticipated benefits of the acquisitions which could harm our operating results.

Our operations could be subject to natural disasters and other business disruptions, which could adversely impact our future revenue and financial condition and increase our costs and expenses.

Our services, operations and the call centers from which we provide our services are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism could cause disruptions to the Internet, our business or the economy as a whole. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may be unable to protect our proprietary technology or keep up with that of our competitors.

The success of our business depends to a significant degree upon the protection of our software and other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary information, detect unauthorized use of it or take appropriate steps to enforce our intellectual property

Risk factors

rights. Although we endeavor to execute confidentiality agreements with our employees and contractors, we may not be able to enforce these contracts in some jurisdictions or may not be able to detect and enjoin misappropriation of our confidential information before it harms our business. In addition, competitors could, without violating our proprietary rights, develop technologies that are as good as or better than ours. Our failure to protect our software and other proprietary intellectual property rights or to develop technologies that are as good as our competitors’ could put us at a disadvantage relative to our competitors. Any such failures could have a material adverse effect on our business.

In addition, effective trademark, copyright and trade secret protection may not be available in every country in which our services are provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary rights adequately against unauthorized third party copying or use, which could adversely affect our competitive position.

We may be subject to intellectual property disputes, which are costly to defend and could harm our business and operating results.

From time to time, we face, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents or other intellectual property rights of third parties, including from our competitors or non-practicing entities. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, acquire licenses, which may not be available at a commercially reasonable price or at all, or modify our products and features while we develop non-infringing substitutes.

In addition, we use open source software in our technology platform and plan to use open source software in the future. From time to time, we may face claims from parties claiming ownership of, or demanding release of, the source code, potentially including our valuable proprietary code, or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our platform, any of which would have a negative effect on our business and operating results.

We may incur property, casualty or other losses not covered by insurance.

We maintain a program of insurance coverage for various types of property, casualty and other risks. The types and amounts of insurance that we obtain vary from time to time, depending on availability, cost and management’s decisions with respect to risk retention. The policies are subject to deductibles and exclusions that result in our retention of a level of risk on a self-insurance basis. Losses not covered by insurance could be substantial and may increase our expenses, which could harm our results of operations and financial condition.

Our U.S. business is seasonal in nature, which causes our revenue and earnings to fluctuate.

Our U.S. business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of

Risk factors

revenue for the remainder of each year. This seasonality requires us to manage our cash flows over the course of the year. If our revenue or collections were to fall substantially below what we would normally expect during certain periods, our ability to service debt and meet our other liquidity requirements may be adversely affected, which could have a material adverse effect on our business, prospects, results of operations, and financial condition.

RISKS RELATED TO OUR RELATIONSHIP WITH CASH AMERICA

Following this offering, we will continue to depend on Cash America to provide us with certain services for our business.

Prior to this offering, we have operated as a wholly-owned subsidiary of Cash America. Certain administrative services required by us for the operation of our business are currently provided by Cash America and its subsidiaries, including services related to executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services. Prior to the completion of this offering, we will enter into agreements with Cash America related to the separation of our business operations from Cash America, including a transition services agreement. Under the terms of the transition services agreement, which will be signed immediately prior to the completion of this offering, Cash America will provide us with certain administrative services on a transitional basis for a fee, including, among other things, risk management, public and government relations, investor relations, internal audit, treasury, payroll, legal, compliance and licensing, accounting, tax, human resources, compensation and benefits and certain information systems support. While these services are being provided to us by Cash America, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them will be limited. We expect the services provided under the transition services agreement will terminate six months following the completion of this offering. We believe it is necessary for Cash America to provide these services for us under the transition services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, initially depend on Cash America for transition services following this offering. See “Our relationship with Cash America—Agreements Between Us and Cash America—Transition Services Agreement.”

We negotiated these arrangements with Cash America in the context of a parent-subsidiary relationship. They contain terms that may be more or less favorable than terms we might have obtained in arm’s-length negotiations with unaffiliated third parties.

Once the transition period specified in the transition services agreement has expired, or if Cash America does not or is unable to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.

Following this offering, we will not be able to continue to rely on Cash America to provide us with financing for our business or credit support for our CSO programs.

We have relied on Cash America to provide us with financing to fund the development and operation of our business, and after the completion of this offering, we will not be able to continue to rely on Cash America to fund our business and will be required to utilize other sources of financing to develop and operate our business. Further, Cash America has guaranteed our obligations under our CSO programs, as discussed under “—The failure of third-party lenders to offer loans under our CSO programs could disrupt our operations or result in a loss of revenue,” after the completion of this offering, Cash America

Risk factors

intends to no longer extend a guaranty of our obligations to third-party lenders participating in our CSO programs. There is no assurance that third-party lenders will participate in our CSO programs without these guarantees. If third-party lenders are unwilling to continue to participate in our CSO programs, this would have a material adverse effect on our consumer loan business and result in the loss of revenue.

As long as Cash America holds a substantial amount of our common stock, it will be able to influence the outcome of our corporate matters.

After the completion of this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). Cash America has informed us that its objective is to own between 35% and 49% of our outstanding shares of common stock immediately following the offering to permit it to account for its investment in us using the equity method of accounting, and will not continue to consolidate our results of operations with its consolidated results of operations. As a result of its anticipated ownership of our common stock following this offering, Cash America will be our largest stockholder following the offering and will have significant influence in all matters submitted to the vote of our stockholders, including the composition of our board of directors and other matters such as determinations with respect to acquisitions of businesses, mergers and other business combinations.

Cash America’s interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Cash America takes with respect to us may not be favorable to us or our other stockholders. In addition, Cash America’s ownership of a significant percentage, though less than a majority, of our shares may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price.

We may have potential conflicts of interest with Cash America regarding our past and ongoing relationships, and because of Cash America’s ownership interest in us following this offering, the resolution of these conflicts may not be favorable to us.

Conflicts of interest may arise between Cash America and us in a number of areas relating to our past and ongoing relationships, including:

➢	labor, tax, employee benefit, indemnification, and other matters arising under the separation agreements;

➢	employee recruiting and retention;

➢	sales or distributions by Cash America of all or any portion of its ownership interest in us, which could be to one of our competitors;

➢	business opportunities that may be attractive to both Cash America and us; and

➢	competition we may face from Cash America in connection with Cash America’s continuing business of offering alternative financial services to consumers in markets served by us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We do not have a non-competition agreement with Cash America to restrict Cash America from competing with us, and Cash America is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Cash America before us.

We do not have any noncompetition agreement or arrangement with Cash America. Following the completion of this offering, Cash America will be free to compete with us in any activity or line of

Risk factors

business. Additionally, following completion of this offering, Cash America will continue to offer alternative financial services and other financial services to consumers through its retail locations in markets served by us and is not restricted from reentering the online financial services business such as ours. We will not have any interest or expectancy in any business activity, opportunity, transaction or other matter in which Cash America engages or seeks to engage merely because we engage in the same or similar lines of business. In addition, Cash America will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction or other matter to us, and Cash America is free to pursue or acquire such business opportunity, including opportunities that would be in direct competition with us. At the completion of this offering, Daniel R. Feehan, Cash America’s President and Chief Executive Officer, will be the Executive Chairman of our board of directors. As a result, Cash America may gain the benefit of corporate opportunities that are presented to him.

Our amended and restated certificate of incorporation will contain provisions that eliminate any duty of Cash America to refrain from, among other things, competing with us or engaging in any business activities or lines of business that overlap with or compete with those in which we engage or in which we may subsequently engage or, subject to restrictions in our separation agreement or any other written agreement with Cash America, employing or engaging any of our directors, officers and employees. In addition, Cash America and its officers, directors and employees will not be liable to us or our stockholders for breach of any fiduciary duty solely by reason of such activities. Our amended and restated certificate of incorporation will also provide that, in the event that Cash America acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, Cash America will not have any duty to communicate or offer such corporate opportunity to us and Cash America will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of us solely by reason of the fact that Cash America pursues or acquires such corporate opportunity for itself. See “Description of capital stock—Competition and Corporate Opportunity.”

Our separation and ancillary agreements with Cash America require us to assume the past, present, and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

We negotiated our separation and ancillary agreements with Cash America as a wholly-owned subsidiary of Cash America and will enter into these agreements immediately prior to the completion of this offering. If these agreements had been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we have agreed to indemnify Cash America for, among other matters, all past, present, and future liabilities related to our business and our assumed or retained liabilities, other than tax liabilities, which will be governed by a tax sharing agreement, and we have assumed these liabilities under the separation and ancillary agreements. Such liabilities include unknown liabilities that could be significant. The allocation of liabilities between Cash America and us may not reflect the allocation that would have been reached between two unaffiliated parties.

Our prior and continuing relationship with Cash America exposes us to risks attributable to the businesses of Cash America.

Cash America is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Cash America that are incurred through a breach of the separation or ancillary agreements by Cash America or its affiliates other than us, if losses are attributable to Cash America’s business, other than ours, or are not expressly assumed by us under the separation agreement or any ancillary agreement. Immediately following this offering, any claims made against us that are properly attributable to Cash America in accordance with these arrangements would require us to exercise our rights under the separation agreement or any ancillary agreement to obtain

Risk factors

payment from Cash America. We are exposed to the risk that, in these circumstances, Cash America cannot, or will not, make the required payment.

Our historical and pro forma consolidated financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical and pro forma consolidated financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by Cash America, including executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. We have not adjusted our historical or pro forma consolidated financial information to reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with Securities and Exchange Commission, or the SEC, reporting and the New York Stock Exchange, or the NYSE, requirements. Therefore, our historical and pro forma consolidated financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future.

Our directors and executive officers who own shares of common stock of Cash America, who hold options to acquire common stock of Cash America or other Cash America equity-based awards, or who hold positions with Cash America may have actual or potential conflicts of interest.

Ownership of shares of common stock of Cash America, options to acquire shares of common stock of Cash America, and other equity-based securities of Cash America by certain of our directors and officers after this offering, and the presence of directors or officers of Cash America on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Cash America than they do for us. Certain of our directors will hold director and/or officer positions with Cash America or beneficially own significant amounts of common stock of Cash America.

Under certain circumstances we could be liable for payments to Cash America related to income taxes owed by Cash America.

Following consummation of this offering, we will cease to be a member of Cash America’s consolidated group for U.S. federal income tax purposes. However, pursuant to the terms of the tax sharing agreement between us and Cash America, we may be required to make payments to Cash America in respect of taxes owed by Cash America for periods prior to this offering. For a more detailed description of our tax sharing agreement, see “Our relationship with Cash America—Agreements Between Us and Cash America—Tax Sharing Agreement.” Even if we are not responsible for tax liabilities of Cash America under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities if Cash America were to fail to pay them.

Risk factors

RISKS RELATED TO THE OFFERING

There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Cash America, and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.

The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

➢	actual or anticipated variations in quarterly and annual operating results;

➢	changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock after this offering;

➢	actual or anticipated changes in the United States or foreign economies;

➢	terrorist acts or wars;

➢	changes in federal, state or foreign laws and regulations affecting our industry;

➢	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

➢	actual or anticipated sales or distributions of shares of our common stock by Cash America, as well as by our officers and directors, whether in the market or in subsequent public offerings;

➢	the trading volume of our common stock; and

➢	the other risks and uncertainties described herein.

As a result of volatility in the price of our common stock from these and other factors, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations, as well as general economic, systemic, political, and market conditions, such as recessions, loss of investor confidence, or interest rate changes, may negatively affect the market price of our common stock.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

The market price of our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our industry and our competitors. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common

Risk factors

stock. Even if analysts elect to cover us, if one or more of the analysts downgrades our stock, our stock price could decline. Additionally, if one or more of those analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Investors purchasing common stock in this offering will incur substantial and immediate dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $             per share in the net tangible book value of our common stock from an initial public offering price of $             per share. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For a further description of the effects of dilution in the net tangible book value of our common stock, see the section entitled “Dilution.”

Our share price may decline because of the ability of Cash America and others to sell our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares eligible for future sale” for a discussion of possible future sales of our common stock.

After this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). Cash America has no contractual obligation to retain any of our common stock, except for a limited period, as described under the section entitled “Underwriting,” during which it will not sell any of our common stock without the consent of the representatives of the underwriters to this offering until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of the 180-day lock-up period, or before, with consent of the representatives of the underwriters to this offering, Cash America may sell any or all of our common stock that it beneficially owns. The registration rights agreement we will enter into with Cash America grants Cash America the right to require us to register the shares of our common stock it holds in specified circumstances. See “Our relationship with Cash America—Agreements Between Us and Cash America—Registration Rights Agreement.”

The shares of our common stock sold in this offering will be freely tradable without restriction in the United States, except for any shares acquired by an affiliate of our company, which can be sold under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, subject to various volume and other limitations. Subject to certain exceptions, we, our executive officers and directors, and Cash America have agreed not to sell, dispose of, or hedge any shares of our common stock or any securities convertible into, or exchangeable for, our common stock for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters to this offering, who may waive this restriction at any time without public notice. After the expiration of the 180-day lock-up period, our executive officers, directors, and Cash America could dispose of all or any part of their shares of our common stock through a public offering, sales under Rule 144, or another transaction.

Your percentage ownership in us may be diluted by future issuances of common stock or securities or instruments that are convertible into our common stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise

Risk factors

of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock, and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law, or DGCL, and we expect will be limited by the terms of our anticipated credit agreement. The future payment of dividends will be at the sole discretion of our board of directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our board of directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of our company.

Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of your shares.

In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

➢	limitations on the ability of our stockholders to call special meetings;

➢	limitations on the ability of our stockholders to act by written consent;

➢	a separate vote of 66 2/3% of the voting power of the outstanding shares of capital stock in order for stockholders to amend the bylaws; and

➢	advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

These provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. You should not place undue reliance on these statements. These forward-looking statements give current expectations or forecasts of future events and reflect the views and assumptions of our senior management with respect to our business, financial condition and prospects. When used in this report, terms such as “believes,” “estimates,” “should,” “could,” “would,” “plans,” “expects,” “anticipates,” “may,” “forecast,” “project,” “exploration” and similar expressions or variations as they relate to us or our management are intended to identify forward-looking statements. Forward-looking statements address matters that involve risks and uncertainties that are beyond our ability to control and, in some cases, predict. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. Key factors that could cause our actual financial results, performance or condition to differ from the expectations expressed or implied in such forward-looking statements include, but are not limited to, the following:

➢	changes in consumer credit and other laws and government rules and regulations applicable to our business;

➢	acceptance by consumers, legislators and regulators of the negative characterization by the media and consumer activists with respect to certain of our products;

➢	the effect of any current or future litigation proceedings on us;

➢	the actions of third parties who provide, acquire or offer products and services to, from or for us;

➢	changes in demand for our services;

➢	a decreased demand for or acceptance of our products by online customers;

➢	changes in competition;

➢	a prolonged interruption in the operations of our facilities, systems and business functions, including our information technology and other business systems;

➢	a security breach or cyber attack of our computer systems;

➢	changes in economic conditions;

➢	interest rate fluctuations;

➢	changes in foreign currency exchange rates;

➢	changes in the capital markets, including the debt and equity markets;

➢	changes in our ability to satisfy our debt obligations or to refinance existing debt obligations or obtain new capital to finance growth;

➢	the loss of services of any of our executive officers;

➢	the ability to successfully integrate newly acquired businesses into our operations;

➢	acts of God, war or terrorism, pandemics and other events;

➢	the effect of any of such changes on our business or the markets in which we operate; and

➢	other risks and uncertainties described herein.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected

Special note regarding forward-looking statements

results. See the section titled “Risk factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this prospectus are made as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by applicable securities laws.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $             million, assuming an offering price of $             per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions relating to the shares to be sold by us and estimated offering expenses. A $1.00 increase (decrease) in the assumed offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions relating to the shares to be sold by us and estimated offering expenses.

We intend to use the net proceeds that we receive from this offering to repay to Cash America all of our outstanding intercompany indebtedness (totaling approximately $358.3 million as of September 30, 2011), including a $75.0 million dividend paid to Cash America in the form of a promissory note dated September 6, 2011. After repayment of the intercompany indebtedness due to Cash America, we do not expect any additional net proceeds of the offering to be available for use in our business.

Additionally, we will not receive any of the proceeds from the sale of shares owned by Cash America to be sold in this offering, including any shares sold by Cash America pursuant to the underwriters’ over-allotment option, although we will bear the costs associated with the sale of these shares, other than underwriting discounts and commissions relating to the shares to be sold by Cash America. Cash America has informed us that it intends to use the proceeds it receives in this offering and from our repayment of intercompany indebtedness owing to Cash America, net of applicable taxes, to repay a portion of the amounts outstanding under its domestic line of credit and for other general corporate purposes, which may include, among other potential uses, funding its strategy of expanding its storefront business and products in the United States and Latin America and possibly its repurchases of Cash America common stock.

The intercompany indebtedness to be repaid by us is represented by three note agreements, one of which had an outstanding principal balance of $242.0 million at September 30, 2011, bears interest at Cash America’s monthly weighted average cost of borrowed funds, which was 4.87% at September 30, 2011, and has a maturity date of June 30, 2018, one of which had an outstanding principal balance of $75.0 million at September 30, 2011, bears interest at Cash America’s monthly weighted average cost of borrowed funds, which was 4.87% at September 30, 2011, and has a maturity date of September 1, 2017, and one of which had an outstanding principal balance of $41.3 million at September 30, 2011, bears interest at a rate of 12% annually, and has a maturity date of August 1, 2017.

Dividend policy

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them. Our present or future ability to pay dividends is governed by:

➢	the provisions of the Delaware General Corporation Law; and

➢	the terms of a credit facility that we plan to enter into subsequent to the completion of this offering.

The future payment of cash dividends, if any, on our common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.

Capitalization

The following table sets forth our cash and our capitalization as of September 30, 2011:

➢

on an actual basis, which reflects Cash America’s contribution to us on September 13, 2011 of the capital stock of the subsidiaries it owned that are engaged in the online financial services business in exchange for 33 million shares of our common stock, which has been retrospectively presented in our consolidated financial statements;

➢

on a pro forma basis to reflect (i) the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) the application of approximately $358.3 million of the net proceeds from this offering to repay in full our affiliate notes payable.

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual terms of this offering determined at pricing. You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma(1)
	(dollars in thousands)
Cash	$32,806	$

Affiliate notes payable	$358,250	$

Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized actual, 250,000,000 shares authorized pro forma, 33,000,000 shares issued and outstanding actual, shares issued and outstanding pro forma	—		—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized actual, 25,000,000 shares authorized pro forma, no shares issued and outstanding actual and pro forma	—		—
Additional paid-in capital	645
Retained earnings	35,071
Accumulated other comprehensive loss	(332)

Total Equity	35,384

Total Capitalization	$393,634	$

(1)	We also expect to enter into a credit facility subsequent to the completion of this offering. There can be no assurance that we can obtain a credit facility on terms that are favorable to us or at all.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price of $            per share, which is the midpoint of the price range reflected on the cover page of this prospectus, and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the pro forma as adjusted net tangible book value per share.

At September 30, 2011, the net tangible book value of our common stock was approximately $(220.8) million, or approximately $(6.69) per share, which reflects the following: (i) total equity of $35.4 million less Goodwill and Other Intangibles of $255.8 million and $0.4 million, respectively, as reported in our September 30, 2011 financial statements; and (ii) Cash America’s contribution to us on September 13, 2011 of the capital stock of the subsidiaries it owned that are engaged in the online financial services business in exchange for 33 million shares of our common stock. Net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock.

After giving effect to the sale of              shares of our common stock offered by us at the initial public offering price of $             per share, which is the midpoint of the price range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at September 30, 2011 would have been approximately $             million, or approximately $             per share. This represents an immediate increase in the net tangible book value of $             per share to our existing stockholder and an immediate dilution (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $             per share. The following table illustrates this pro forma per share dilution to new investors, assuming the underwriters do not exercise their over-allotment option:

Initial public offering price per share		$
Net tangible book value per share at September 30, 2011, before giving effect to this offering	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma, net tangible book value per share after giving effect to this offering

Pro forma dilution per share to new investors		$

Dilution

The following table sets forth as of September 30, 2011, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholder, Cash America, and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses at the initial public offering price of $             per share.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent

Existing Stockholder		%	$	%	$

New Investors

Total		%	$	%

The number of shares of our common stock held by our existing stockholder and to be outstanding following this offering is based on              shares of our common stock outstanding as of                     , 2011 and includes shares of common stock to be issued to our executive officers, non-employee directors and other employees in connection with the completion of this offering, but excludes shares of common stock reserved for future issuance under our incentive plan.

If the underwriters exercise their option to purchase additional shares of common stock in full, the following will occur:

➢	the percentage of our total outstanding common stock held by the existing stockholder, Cash America, will decrease to approximately %; and

➢	the number of shares of common stock held by new investors will increase to , or approximately % of our total outstanding common stock.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $             million, and increase dilution per share for new investors by approximately $            .

Selected historical consolidated financial data

The following tables present selected historical consolidated financial data for our business. You should read this information together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, related notes and other financial information, each included elsewhere in this prospectus. The selected historical consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes.

The selected consolidated income statement data for the nine months ended September 30, 2011 and 2010 and consolidated balance sheet data as of September 30, 2011 and 2010 have been derived from our unaudited financial statements and related notes appearing elsewhere in this prospectus which, in the opinion of our management, have been prepared on the same basis as the audited financial statements and include all adjustments necessary for fair statement of our operating results and financial position as of those dates and for those periods. The selected consolidated other data for the nine months ended September 30, 2011 and 2010 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.” The selected financial information for the nine months ended September 30, 2011 is not necessarily indicative of the results that may be expected for the year ending December 31, 2011 and our historical results are not necessarily indicative of our results for any future period.

We derived the selected consolidated income statement data for each of the three years in the period ended December 31, 2010 and consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. We derived the selected consolidated income statement data for the year ended December 31, 2007 and consolidated balance sheet data as of December 31, 2008 and 2007 from our unaudited financial statements, which are not included in this prospectus. We derived the selected consolidated income statement data for the period from September 15, 2006 to December 31, 2006 and consolidated balance sheet data as of December 31, 2006 from our unaudited financial statements, which are not included in this prospectus. The selected consolidated statement of income data for the period from January 1, 2006 to September 14, 2006 was derived from the predecessor’s unaudited financial statements, which are not included in this prospectus. The selected consolidated other data for the years ended December 31, 2010, 2009, 2008, 2007 and for the period from September 15, 2006 to December 31, 2006 was derived from our unaudited financial and operational records. Additional information on these measurements is contained in “Management’s discussion and analysis of financial condition and results of operations.”

Our predecessor was acquired by Cash America on September 15, 2006, which was accounted for as a business combination using the purchase method of accounting, which established a new accounting basis for all assets acquired and liabilities assumed based on estimated fair values, and therefore, the selected financial data for the period from January 1, 2006 to September 14, 2006 may not be comparable to other periods presented.

Selected historical consolidated financial data

	Nine Months Ended September 30,		Year Ended December 31,
Selected consolidated income statement data:	2011	2010(1)	2010(1)	2009(1)	2008(1)(2)	2007	The period from 9/15/06 to 12/31/06(2)	The period from 1/1/06 to 9/14/06
	(Unaudited)		(Audited)			(Unaudited)		Predecessor (Unaudited)
	(dollars in thousands, except per share amounts)
Revenue
Domestic	$181,642	$208,425	$276,295	$214,479	$200,263	$183,135	$30,483	$37,580
Foreign	152,278	67,969	102,022	40,498	23,214	1,594	—	—

Total Revenue	333,920	276,394	378,317	254,977	223,477	184,729	30,483	37,580
Cost of Revenue	129,753	116,992	164,957	109,174	107,170	102,870	14,817	21,826

Gross Profit	$204,167	$159,402	$213,360	$145,803	$116,307	$81,859	$15,666	$15,754

Income from Operations	$60,850	$43,106	$54,369	$39,722	$42,212	$23,910	$5,219	$—
Net Income	$30,486	$20,305	$24,821	$17,703	$21,951	$12,242	$2,866	$4,182
Earnings per share
Basic	$0.92	$0.62	$0.75	$0.54	$0.67	$0.37	$0.09	—
Diluted	$0.92	$0.62	$0.75	$0.54	$0.67	$0.37	$0.09	—

(1)	Results of operations for the years ended 2010, 2009 and 2008 and the nine-month period ended September 30, 2010 include revenue and results of operations of our MLOC services business that ended in October 2010. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our former MLOC services business.

(2)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisitions in 2006 and 2008.

	As of September 30,		As of December 31,
Selected consolidated balance sheet data:	2011	2010	2010	2009	2008(1)	2007	2006(1)
	(Unaudited)		(Audited)		(Unaudited)
	(dollars in thousands)
Cash	$32,806	$38,718	$19,187	$27,261	$16,496	$5,755	$3,812
Consumer loans, net	138,184	86,483	90,355	60,787	43,320	38,742	26,391
Total Assets	486,133	443,578	421,767	375,736	316,924	180,410	93,095
Affiliate notes payable	358,250	281,109	270,269	255,799	204,626	120,998	38,813
Long-term liabilities	392,581	307,590	293,309	274,086	213,682	122,602	38,813
Total Liabilities	450,749	367,945	341,893	320,384	279,232	165,231	90,229
Total Equity	35,384	75,633	79,874	55,352	37,692	15,179	2,866

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisitions in 2006 and 2008.

Selected historical consolidated financial data

	Nine Months Ended September 30,		Year Ended December 31,
Selected consolidated other data:	2011	2010	2010	2009	2008(1)	2007	The period from 9/15/06 to 12/31/06(1)	The period from 1/1/06 to 9/14/06
								Predecessor
	(dollars in thousands) (unaudited)							(unaudited)
Number of Customer Transactions
Domestic(2)	1,675,672	3,195,452	3,905,696	2,947,204	2,314,421	2,098,650	389,008	535,588
Foreign	1,171,505	630,650	923,474	413,929	192,691	19,942	—	—

Total	2,847,177	3,826,102	4,829,170	3,361,133	2,507,112	2,118,592	389,008	535,588

Volume of customer transactions
Domestic(2)	$835,158	$1,221,013	$1,554,285	$1,230,885	$1,099,559	$942,429	$151,572	$189,673
Foreign	645,780	304,582	458,811	174,188	97,436	6,460	—	—

Total	$1,480,938	$1,525,595	$2,013,096	$1,405,073	$1,196,995	$948,889	$151,572	$189,673

Adjusted EBITDA(3)	$69,424	$49,241	$62,928	$47,019	$47,446	$26,918	$5,878	—

(1)	See Note 4 in the Notes to Consolidated Financial Statements for discussion of our acquisitions in 2006 and 2008.

(2)

Includes number of domestic transactions and dollar amounts of domestic customer transactions associated with our MLOC services business which ended in October 2010. See “Management’s discussion and analysis of financial information and results of operations” for further information concerning our former MLOC services business.

(3)	The following table presents a reconciliation of net income, the most comparable generally accepted accounting principles, or GAAP, measure to Adjusted EBITDA for each of the periods presented. See “Management’s discussion and analysis of financial condition and results of operations” for a definition of Adjusted EBITDA.

	Nine Months Ended September 30,		Year Ended December 31,				The period from 9/15/06 to 12/31/06
	2011	2010	2010	2009	2008	2007
Net Income	$30,486	$20,305	$24,821	$17,703	$21,951	$12,242	$2,866

Adjustments:
Depreciation and amortization expenses	8,574	6,135	8,559	7,297	5,234	3,008	659
Interest expense, net	12,310	11,210	15,209	11,852	7,099	4,776	738
Foreign currency transaction loss (gain)	435	17	156	(38)	79	170	—
Provision for income taxes	17,619	11,574	14,183	10,205	13,083	6,722	1,615

Adjusted EBITDA	$69,424	$49,241	$62,928	$47,019	$47,446	$26,918	$5,878

Unaudited pro forma consolidated financial information

Our unaudited pro forma consolidated financial information presented below has been derived from our historical consolidated financial statements included in this prospectus. The pro forma adjustments give effect to our separation from Cash America into a stand-alone public company. Our unaudited pro forma financial information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and the notes to those statements included in this prospectus.

The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2011 and the year ended December 31, 2010 have been prepared as though the separation occurred on January 1, 2010, the beginning of the most recent year for which audited financial statements are available. The unaudited pro forma balance sheet at September 30, 2011 has been prepared as though the separation occurred on September 30, 2011. The pro forma adjustments are based on available information and assumptions that our management believes are reasonable; however, such adjustments are subject to change as the actual costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate.

The pro forma adjustments include, among other things, our use of proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, to repay in full to Cash America all of our outstanding intercompany indebtedness represented by three affiliate notes payable. All corresponding affiliate interest expense was eliminated in the pro forma statements of income. In addition, the unaudited pro forma consolidated financial information does not reflect indebtedness we expect to incur in connection with our capital funding strategy. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and Capital Resources” and “Risk factors—Risks Related to Our Relationship with Cash America.”

Cash America assesses us an overhead allocation charge for certain administrative services. These services include executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation benefits and certain information systems and collections support and other similar services for which we will be responsible after the completion of this offering as a standalone company. Our historical and pro forma financial statements include overhead allocation charges related to these services totaling $13.2 million and $14.3 million for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. Management estimates the actual administrative costs and expenses associated with being a stand-alone public company to be approximately $6.0 million to $7.0 million annually or approximately $7.3 million to $8.3 million less than the 2010 overhead allocation charge. Management believes that the ongoing administrative costs will be less than the allocated amount due to financial, regulatory, compliance and executive oversight efficiencies associated with administering our company in a solely online environment. Despite this, we have not included an adjustment for estimated decreased overhead costs in the pro forma financial statements provided below.

The unaudited pro forma consolidated financial information set forth below is for illustrative purposes only and does not reflect what our financial position and results of operations would have been had the separation occurred on the dates indicated. Before the separation, we operated as a division of Cash America. Therefore, our historical and pro forma consolidated financial information may not be representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated financial information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Special note regarding forward-looking statements.”

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Nine Months Ended September 30, 2011

	Nine Months Ended September 30, 2011 (As Reported)	Pro Forma Adjustments			Pro Forma
	(in thousands, except per share data)
Revenue	$333,920		$—			$333,920
Cost of Revenue	129,753		—			129,753

Gross Profit	204,167		—			204,167

Expenses
Marketing	50,018		—			50,018
Operations and technology	38,741		—			38,741
Administration	45,984		—			45,984
Depreciation and amortization	8,574		—			8,574

Total Expenses	143,317		—			143,317

Income from Operations	60,850		—			60,850
Affiliate interest expense	(12,310)		12,310	(1)		—
Foreign currency transaction loss	(435)		—			(435)

Income before Income Taxes	48,105		12,310			60,415
Provision for income taxes	17,619		4,309	(2)		21,928

Net Income	$30,486		$8,001			$38,487

Earnings per share:
Basic	$0.92	$			$
Diluted	$0.92	$			$

Weighted average shares outstanding
Basic	33,000
Diluted	33,000

See Notes to Unaudited Pro Forma Consolidated Financial Information

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

Year Ended December 31, 2010

	Year Ended December 31, 2010 (As Reported)	Pro Forma Adjustments			Pro Forma
	(in thousands, except per share data)
Revenue	$378,317		$—			$378,317
Cost of Revenue	164,957		—			164,957

Gross Profit	213,360		—			213,360

Expenses
Marketing	59,197		—			59,197
Operations and technology	40,983		—			40,983
Administration	50,252		—			50,252
Depreciation and amortization	8,559		—			8,559

Total Expenses	158,991		—			158,991

Income from Operations	54,369		—			54,369
Affiliate interest expense	(15,505)		15,505	(1)		—
Investment interest income	296		—			296
Foreign currency transaction loss	(156)		—			(156)

Income before Income Taxes	39,004		15,505			54,509
Provision for income taxes	14,183		5,427	(2)		19,610

Net Income	$24,821		$10,078			$34,899

Earnings per share:
Basic	$0.75	$			$
Diluted	$0.75	$			$

Weighted average shares outstanding
Basic	33,000
Diluted	33,000

See Notes to Unaudited Pro Forma Consolidated Financial Information

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2011

	As of September 30, 2011 (As Reported)	Pro Forma Adjustments		Pro Forma
	(in thousands)
Assets
Current assets:
Cash	$32,806	$—		$32,806
Consumer loans, net	138,184	—		138,184
Prepaid expenses and other assets	6,688	—		6,688
Deferred tax assets	18,314	—		18,314

Total current assets	195,992	—		195,992
Property and equipment, net	32,587	—		32,587
Goodwill	255,786	—		255,786
Intangible assets, net	383	—		383
Other assets	1,385	—		1,385

Total Assets	$486,133	$—		$486,133

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$37,990	$—		$37,990
Income taxes currently payable	20,178	—		20,178

Total current liabilities	58,168	—		58,168
Deferred tax liabilities	33,730	—		33,730
Other liabilities	601	—		601
Affiliate payable	358,250	(358,250	)(1)	—

Total Liabilities	450,749	(358,250)		92,499

Equity:
Common stock	—	—	(1)	—
Additional paid in capital	645	358,250	(1)	358,895
Retained earnings	35,071	—		35,071
Accumulated other comprehensive loss	(332)	—		(332)

Total Equity	35,384	358,250		393,634

Total Liabilities and Equity	$486,133	$—		$486,133

See Notes to Unaudited Pro Forma Consolidated Financial Information

Unaudited pro forma consolidated financial information

ENOVA INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(1)	Represents the repayment in full to Cash America of affiliate notes payable using the net proceeds of this offering with a corresponding adjustment to common stock and additional paid-in capital related to shares issued in the offering. In addition, all related affiliate interest expense has been eliminated.

(2)	Represents the tax effect of pro forma adjustments to income before income taxes using a statutory rate of 35% for both the nine months ended September 30, 2011 and the year ended December 31, 2010.

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. This prospectus contains forward-looking statements including, without limitation, statements regarding trends, seasonality and growth in the markets we offer products and services, our strategic direction, expenditures, our liquidity position, our ability to generate cash from operations, our expected growth, our expectations regarding our transition to a stand-alone company, the potential impact of our adopting new accounting pronouncements, our potential future results and the impact of our proprietary technology system. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk factors” and elsewhere in this prospectus. We use the term “Cash America” in this prospectus to refer to Cash America International, Inc., our parent company, and its subsidiaries on a consolidated basis, other than us. In this prospectus, when we refer to a “transaction,” we mean any transaction whereby a customer is provided an advance of credit, whether through direct funding of a loan originated by us, through a loan funded by an unaffiliated lender in connection with our credit services organization programs (which includes our finance brokerage activity in Australia) or through a micro line of credit advance originated by a third-party lender if we acquired a participation interest in such advance, and includes new loans, renewals and each advance on a line of credit. All references to $’s in this prospectus represent U.S. dollars, unless expressly stated otherwise.

OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 60 million website page views and over $2.0 billion in credit extended in 2010. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In the first nine months of 2011, we processed over 2.8 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2010, we derived 73% of our revenue in the United States and 27% of our revenue internationally. For the nine-month period ended September 30, 2011, we derived 54% of our revenue in the United States and 46% of our revenue internationally. The vast majority of our international revenue in 2010 and for the nine-month period ended September 30, 2011 was derived from our operations in the United Kingdom. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada. For the nine-month period ended September 30, 2011, we derived 43% of our total revenue from the United Kingdom and 3% from Australia and Canada.

We provide our customers convenient and quick access to credit. We acquire new customers from a variety of sources, including visits to our own websites, lead providers and relationships with other

Management’s discussion and analysis of financial condition and results of operations lenders. Once we secure a potential new customer, we provide a quick credit decision, and if approved, funding of the loan the next day, and in some cases, the same day. After the loan is funded, we provide access to a fully staffed and well-trained customer service department that can answer any questions the customer may have. Should a customer encounter difficulty repaying the loan, our collections department is trained to help the customer understand alternative payment options and make arrangements to repay the loan. All of our operations, from customer acquisition through collections, are structured to build customer satisfaction and loyalty.

Our marketing activities are tailored to the various markets that we serve and include Internet-based lead providers, media and direct customer marketing. Our message to our customers stresses the electronic convenience of our products and our availability 24 hours per day and seven days per week. We have been able to consistently add new customers and successfully generate repeat business from customers when they need a loan because our services are convenient, quick and often less expensive than other alternatives.

Our loan approval activities are designed to quickly qualify new customer leads and generate a high level of loan approvals while we seek to effectively manage risk and maximize profitability. We have developed a series of sophisticated proprietary scoring models to support loan approval activities. We believe that these models are an integral component of our operations and they allow us to complete a high volume of customer transactions while actively managing risk and the related credit quality of our loan portfolios. Management believes our successful application of these technology innovations differentiates our capabilities relative to competitive platforms as evidenced by our history of financial performance.

OUR PRODUCTS

We offer or arrange unsecured single payment consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada, generally with terms of seven to 45 days and ranging in amounts from $50 to $2,400, depending on applicable law. Through our credit services organization and finance brokerage programs, or our CSO programs, we arrange third-party lenders’ consumer loan products in some markets by acting on behalf of consumers in accordance with applicable laws. We also offer or arrange lines of credit of up to $1,800 in several U.S. states, depending on applicable law, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit. We offer installment loans in the United Kingdom and in several U.S. states, generally with terms between four and 36 months and ranging in amounts from $75 to $2,700, depending on applicable law.

We also provided a micro line of credit, or MLOC, service during 2008, 2009 and 2010, whereby advances were processed on behalf of, and participation interests in MLOC receivables were purchased from, MetaBank. Our MLOC services generated earnings through loan processing services as well as from fees generated from the participation interests we acquired in MLOC advances made to MetaBank’s customers, or MLOC customers. MetaBank terminated its program as of October 13, 2010. We are pursuing the development of new MLOC opportunities.

Management’s discussion and analysis of financial condition and results of operations

MEASUREMENT OF THE BUSINESS

We measure our business using several financial and operating metrics. We use these metrics to assess the progress of our business against strategic and financial goals, make decisions on the allocation of capital and technology investments, and assess long-term business performance. Our key metrics are as follows:

Number of Customer Transactions

We measure the number of customer transactions completed by us or guaranteed by us and the mix between transactions with new customers and existing customers with whom we have a previous relationship. New customers reflect our ability to acquire customers through our marketing programs and by providing new and more innovative products, in addition to our ability to enter new markets. The number of existing customers reflects our ability to retain our customer base through high levels of customer service and effective management of loan defaults.

The following table shows for the periods presented information regarding the number of our new customer transactions, the number of our transactions with our existing customers and the number of transactions under our terminated MLOC program.

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Number of new customer transactions(1)(2)	370,592	339,066	460,641	311,266	263,553
Number of existing customer transactions(1)(2)	2,476,585	2,108,077	2,917,199	2,245,072	2,126,804
Number of MLOC customer transactions(2)	—	1,378,959	1,451,330	804,795	116,755

Total number of customer transactions(2)	2,847,177	3,826,102	4,829,170	3,361,133	2,507,112

(1)	Non-MLOC customer transactions only.

(2)	The disclosure regarding number of customer transactions is statistical data that is not included in the Company’s financial statements.

Management’s discussion and analysis of financial condition and results of operations

Customer Transaction Volume

Customer transactions generate revenue through fees collected from loan services and interest income. Customer transactions can take the form of short-term single payment and line of credit loans or multi-payment installment loans. Revenue is directly related to the number and size of the customer transactions. We measure the volume of the customer transactions we process and use this metric to assess the effectiveness of our marketing and customer retention activities, as well as the efficiency of our systems and processes that support our loan decisions. The following table shows for the periods presented information regarding the volume of our new customer transactions, the volume of our transactions with our existing customers and the volume of transactions under our terminated MLOC program (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
New customer transactions(1)(2)	$160,600	$122,581	$168,703	$117,807	$103,131
Existing customer transactions(1)(2)	1,320,338	1,128,780	1,555,670	1,160,796	1,073,869
MLOC customer transactions(2)	—	274,234	288,723	126,470	19,995

Total volume of customer transactions(2)	$1,480,938	$1,525,595	$2,013,096	$1,405,073	$1,196,995

(1)	Non-MLOC customer transactions only.

(2)	The disclosure regarding volume of customer transactions is statistical data that is not included in the Company’s financial statements.

Total Revenue

Our revenue is the key metric that we use to measure overall growth. Continued and sustained top line growth reflects our ability to retain our existing customers and to attract new customers through our marketing, product innovation and market expansion activities. The following table reflects our total revenue for the periods presented (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Total Revenue	$333,920	$276,394	$378,317	$254,977	$223,477

Adjusted EBITDA

Adjusted EBITDA, defined as earnings before depreciation, amortization, interest, foreign currency transaction gains or losses and taxes, is a key metric we use. Management believes Adjusted EBITDA is used by investors to analyze operating performance and evaluate our ability to incur and service debt and our capacity for making capital expenditures. In addition, Adjusted EBITDA is also useful to investors to help assess our liquidity and estimated enterprise value.

Management believes that presentation of non-generally accepted accounting principles, or non-GAAP, financial information is meaningful and useful in understanding the activities and business metrics of our operations. Management believes that this non-GAAP financial measure reflects an additional way of viewing aspects of our business that, when viewed with our generally accepted accounting principles, or GAAP, results, provide a more complete understanding of factors and trends affecting our business.

Management’s discussion and analysis of financial condition and results of operations

Management provides non-GAAP financial information for informational purposes and to enhance understanding of our GAAP consolidated financial statements. Readers should consider the information in addition to, but not instead of, our financial statements prepared in accordance with GAAP.

The table below shows Adjusted EBITDA, which is a non-GAAP measure. The computation of Adjusted EBITDA as presented below may differ from the computation of similarly-titled measures provided by other companies (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Net Income	$30,486	$20,305	$24,821	$17,703	$21,951
Adjustments:
Depreciation and amortization expenses	8,574	6,135	8,559	7,297	5,234
Interest expense, net	12,310	11,210	15,209	11,852	7,099
Foreign currency transaction loss (gain)	435	17	156	(38)	79
Provision for income taxes	17,619	11,574	14,183	10,205	13,083

Adjusted EBITDA	$69,424	$49,241	$62,928	$47,019	$47,446

Adjusted EBITDA margin calculated as follows:
Total Revenue	$333,920	$276,394	$378,317	$254,977	$223,477
Adjusted EBITDA	$69,424	$49,241	$62,928	$47,019	$47,446
Adjusted EBITDA as a percentage of total revenue	20.8%	17.8%	16.6%	18.4%	21.2%

BASIS OF PRESENTATION AND CRITICAL ACCOUNTING POLICIES

On September 7, 2011, Cash America formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., which offers loans through a number of its subsidiaries to customers in 32 states in the United States, in the United Kingdom, in Australia, and in Canada, and all of the equity interests in Primary Innovations, LLC, which provided services in connection with the MLOC product during 2010, 2009 and 2008, in exchange for 33 million shares of our common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

Historically, we have operated as a division of Cash America and not as a stand-alone company. Financial statements were not previously prepared for us since we have not operated as a separate legal entity. Our historical consolidated financial statements include the assets, liabilities, revenue and expenses directly attributable to our operations carved out of Cash America’s consolidated financial statements. We have historically received certain shared services from Cash America, such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services to us. Our consolidated financial statements include an allocation intended to compensate our parent for these shared services. Management believes the assumptions and allocations underlying the consolidated financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a consistently applied basis that we consider to be reasonable.

Management’s discussion and analysis of financial condition and results of operations

The amounts recorded for these transactions and allocations are not, however, necessarily representative of the amounts that would have been incurred had we been a separate, stand-alone entity that operated independently of Cash America. Our future results of operations after our separation from Cash America will include costs and expenses for us to operate as a stand-alone company, and, consequently, these costs may be materially different than as reflected in our historical results of operations. Accordingly, the financial statements for these years may not be indicative of our future results of operations, financial position and cash flows.

We expect to enter into a transition services agreement with Cash America. Under the agreement, we expect that Cash America will provide certain administrative services to us for a period of six months following the completion of this offering for which we will compensate Cash America. In addition, we will reimburse Cash America for all out-of-pocket costs and expenses it pays or incurs in connection with providing such services. For the periods presented, we did not incur any expenses under the transition services agreement. See “Unaudited pro forma consolidated financial information.”

Revenue Recognition

Upon completion of a transaction with a customer, funds are provided to the customer in exchange for an obligation to repay the amount advanced plus fees and any applicable interest, which takes the form of a consumer loan, which can be a loan written by us or by a third party. We recognize interest on consumer loans we write and participation interests purchased from third parties on a constant yield basis ratably over the term of the loan. Unpaid and accrued interest and fees are added to the consumer loan balance. Fees generated through our CSO programs are deferred and amortized over the term of the consumer loan arranged by us and recorded as revenue. We classify our consumer loan portfolio as either performing or nonperforming. Short-term consumer loans and MLOC receivables are considered nonperforming if payment is not made on or before the due date, even if the terms are extended or otherwise modified. An installment loan is considered nonperforming if the customer does not make two consecutive payments, even if the terms are extended or otherwise modified. We do not provide for any grace period when determining the performing status of a loan. Consumer loan fees and interest do not accrue on nonperforming loans, and once a loan is considered nonperforming, we do not resume the accrual of interest on these loans. For nonperforming loans, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan. After the principal balance is recovered, we recognize additional payments as consumer loan interest and fee revenue.

Loan Loss Reserves and Cost of Revenue

We monitor the performance of the portfolio and maintain either an allowance or liability for losses on consumer loans (including fees and interest) at a level estimated to be adequate to absorb credit losses inherent in the portfolio. The allowance for losses on our owned consumer loans offsets the outstanding loan amounts in the consolidated balance sheets. In addition, we maintain a liability for losses related to loans guaranteed under CSO programs. The liability for losses related to guaranteed loans, which approximates the fair value of the liability, is included in accounts payable and accrued expenses on the consolidated balance sheets.

Consumer loans include balances outstanding from all consumer loans we originate or purchase, including short-term consumer loans, participation interests in receivables acquired through our MLOC services and multi-payment installment loans. In determining the allowance or liability for losses on consumer loans, we apply a documented systematic methodology. Outstanding loans are analyzed and divided into discrete groups. For short-term consumer loans, the discrete groups include performing loans, which are not delinquent, and nonperforming loans, which are loans that have missed one

Management’s discussion and analysis of financial condition and results of operations payment. For installment loans the discrete groups include performing loans, which are either not delinquent or have missed one payment, and nonperforming loans, which are loans where payment was not made on or before the due date. Nonperforming loans are analyzed by stage of collection. Actual loss experience based on historical loss rates for each discrete group is calculated and adjusted for recent default trends. The required allowance is calculated by applying the resulting adjusted loss rates to each discrete loan group and aggregating the results. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a cost of revenue in the consolidated statements of income and represent the loss provision expense on consumer loans. We fully reserve and generally charge off all consumer loans once they have been classified as nonperforming for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. All loans included in nonperforming loans have an age of one to 59 days from the date they became nonperforming loans, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Property and Equipment

Property and equipment are recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Leasehold improvements(1)	2 to 10 years
Furniture, fixtures and equipment	3 to 7 years
Computer hardware and software	3 to 5 years

(1)	Leasehold improvements are depreciated over the terms of the lease agreements with a maximum of 10 years.

Software Development Costs

We have adopted Accounting Standard Codification, or ASC, 350-40, Internal Use Software (“ASC 350-40”) and apply this statement to our software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When a software application is placed in service, we begin amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in each business combination. In accordance with ASC 350-20-35, Goodwill—Subsequent Measurement (“ASC 350-20-35”), we test goodwill for potential impairment annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.

Our impairment evaluation of goodwill is based on comparing the fair value to our carrying value. The fair value is determined based on the income approach and then compared to the results of the market approach for reasonableness. The income approach establishes fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk. The income approach uses our projections

Management’s discussion and analysis of financial condition and results of operations of financial performance for a five-year period and includes assumptions about future revenue growth rates, operating margins and terminal growth rates. The market approach establishes fair value by applying cash flow multiples to operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

As of June 30, 2011, the annual assessment date, we had combined fair values that exceeded carrying value by 298%. Based on the results of this test, no impairment of goodwill was observed. We also performed a sensitivity analysis on our estimated fair value using the income approach. A key assumption in our fair value estimate is the weighted-average cost of capital utilized for discounting our cash flow estimates in our income approach. Holding all other assumptions constant at the annual assessment date, a 100 basis point increase in the discount rates would reduce the combined fair value by $48.2 million, which would exceed the carrying value by 250%.

The ending of the MLOC product, also known as the iAdvance program, by MetaBank in October 2010, was considered a triggering event for purposes of goodwill impairment testing. In accordance with ASC 350-20-35, we tested goodwill for impairment following the ending of this program and noted no impairment.

Inherent in such fair value determination are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. To the extent additional information arises, market conditions change or our strategies change, it is possible that our conclusions regarding whether existing goodwill is impaired could change and result in a material effect on our consolidated financial position or results of operations.

All of the amounts of goodwill recorded for acquisitions are expected to be deductible for tax purposes.

Long-lived Assets Other Than Goodwill

We amortize finite-lived intangible assets on the basis of their expected periods of benefit, generally one to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

An evaluation of the recoverability of property and equipment and amortized intangible assets is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

Income Taxes

We account for income taxes under ASC 740, Income Taxes. Accordingly, income tax expense and the current and deferred income tax balances in the consolidated financial statements have been calculated as though we had been taxed separately from Cash America and had prepared separate tax returns.

We account for uncertainty in income taxes in accordance with ASC 740-10-25, Accounting for Uncertainty in Income Taxes (“ASC 740-10-25”). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured.

Management’s discussion and analysis of financial condition and results of operations

Hedging and Derivatives Activity

Cash America periodically uses foreign currency forward contracts, which are considered derivative instruments, to minimize the effects of foreign currency risk related to our operations in the United Kingdom and Australia. We participate in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in our financial statements. Cash America does not use foreign currency forward contracts in Canada due to the size of the operations. The forward contracts are not designated as hedges as defined by ASC 815-20-25, Derivatives and Hedging—Recognition, therefore, any changes in the fair value of the forward contracts were recognized in Foreign currency transaction gain (loss) in the consolidated statements of income.

Marketing Expenses

Marketing expense consists of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expense includes lead purchase costs paid to marketers in exchange for providing leads to potential customers interested in using our services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other offline marketing costs are expensed over the media campaign period. We also have an agreement with an independent third party pursuant to which we pay a portion of the revenue received on the customers referred to us by such third party. We also have an arrangement with Cash America pursuant to which we pay either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to us by Cash America. The expenses for these agreements are expensed as incurred and included in marketing expense.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes labor, software expense, verification vendors, and telephony costs.

Administration Expenses

Administration expenses primarily include corporate personnel costs and also includes legal, occupancy, and other related costs. In addition, administration expenses also include allocations of costs relating to certain corporate functions historically provided by Cash America, including executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services. Cash America has historically allocated these expenses to us based on our pro rata share of Cash America’s consolidated personnel expenses.

Affiliate Transactions

We have entered into affiliate transactions with Cash America for, among other things, the daily coordination of cash management activities, including treasury operations, allocations of corporate charges and cash borrowings to be used in operations as necessary, and credits for taxes or other items paid by Cash America on our income. These transactions are governed by note agreements between Cash America and certain of our subsidiaries. The amount due to Cash America at the end of each reporting period has been classified as “Affiliate notes payable” in the consolidated balance sheets.

Management’s discussion and analysis of financial condition and results of operations

We also have an arrangement with Cash America pursuant to which we pay either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to us by Cash America. The expenses for this arrangement are included in marketing expense.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

The following tables reflect our results of operations for the periods indicated, both in dollars and as a percentage of total revenue (dollars in thousands):

	Nine Months Ended September 30,
	2011	2010
Revenue	$333,920	$276,394
Cost of Revenue	129,753	116,992

Gross Profit	204,167	159,402
Expenses
Marketing	50,018	42,344
Operations and technology	38,741	29,412
Administration	45,984	38,405
Depreciation and amortization	8,574	6,135

Total Expenses	143,317	116,296

Income from Operations	60,850	43,106
Affiliate interest expense	(12,310)	(11,506)
Investment interest income	—	296
Foreign currency transaction loss	(435)	(17)

Income before Income Taxes	48,105	31,879
Provision for income taxes	17,619	11,574

Net Income	$30,486	$20,305

	Nine Months Ended September 30,
	2011	2010
Revenue	100.0%	100.0%
Cost of Revenue	38.9	42.3

Gross Profit	61.1	57.7
Expenses
Marketing	15.0	15.3
Operations and technology	11.6	10.6
Administration	13.8	13.9
Depreciation and amortization	2.5	2.3

Total Expenses	42.9	42.1

Income from Operations	18.2	15.6
Affiliate interest expense	(3.7)	(4.2)
Investment interest income	—	0.1
Foreign currency transaction loss	(0.1)	—

Income before Income Taxes	14.4	11.5
Provision for income taxes	5.3	4.2

Net Income	9.1%	7.3%

Management’s discussion and analysis of financial condition and results of operations

NINE MONTHS ENDED SEPTEMBER 30, 2011 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2010

Revenue and Gross Profit

Revenue increased $57.5 million, or 20.8%, to $333.9 million for the nine months ended September 30, 2011 as compared to $276.4 million for the nine months ended September 30, 2010, referred to as the prior year nine-month period. The increase in revenue is primarily due to growth in our U.K. lending activities and, to a lesser extent, the expansion of our installment loan product into new markets. These increases offset the loss of revenue from certain domestic markets in which we either no longer offer consumer loans or have reduced our product offerings.

In addition, fees generated by the MLOC services activities during 2010 were not available in 2011. MetaBank, whose program had generated revenue for us, ended its program as of October 13, 2010. We intend to develop new opportunities to offer MLOC services to other parties; however, until a replacement product is offered, the MLOC services will not provide revenue for us.

Our cost of revenue increased by $12.8 million to $129.8 million for the nine-month period ended September 30, 2011 from $117.0 million for the prior year nine-month period, primarily due to higher loan balances. Our cost of revenue as a percentage of customer transaction fees decreased to 38.9% for the nine-month period ended September 30, 2011, from 42.3% for the prior year nine-month period, due primarily to modifications in our underwriting models that have contributed to lower default rates and improved collectability of the loan portfolio. This improvement was partially offset by higher loan balances in foreign markets, which have a higher percentage of new customers. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans. We expect that new customers as a percentage of total customers will remain similar to current levels since the number of existing and new customer transactions are expected to increase at a similar pace. However, if we experience a disproportionate increase in new customers, loss rates will be higher until we develop a repayment history with these customers.

The following table sets forth the components of revenue and gross profit, separated between domestic and foreign, for the nine months ended September 30, 2011 and 2010 (dollars in thousands):

	Nine Months Ended September 30,
	2011			2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Short-term loans	$304,153	$166,036	$138,117	$243,543	$175,577	$67,966
Installment loans	28,537	15,207	13,330	6,489	6,486	3
MLOC	—	—	—	25,568	25,568	—
Other	1,230	399	831	794	794	—

Total Revenue	333,920	181,642	152,278	276,394	208,425	67,969
Cost of Revenue	129,753	59,134	70,619	116,992	85,312	31,680

Gross Profit	$204,167	$122,508	$81,659	$159,402	$123,113	$36,289

Year-over-year change—$	$44,765	$(605)	$45,370	—	—	—
Year-over-year change—%	28.1%	(0.5)%	125.0%	—	—	—
Gross profit as % of revenue	61.1%	67.4%	53.6%	57.7%	59.1%	53.4%

Management’s discussion and analysis of financial condition and results of operations

Customer Transactions

In addition to providing consumer loans owned by us and consumer loans guaranteed by us, which are either GAAP items or disclosures required by GAAP, we have provided combined consumer loans, which is a non-GAAP measure. In addition, the Company has provided disclosure regarding customer transactions, which is statistical data that is not included in the Company’s financial statements. We believe these measures provide investors with important information needed to evaluate the magnitude of potential loan losses and the opportunity for revenue performance of the consumer loan portfolio on an aggregate basis. The comparison of the aggregate amounts from period to period is more meaningful than comparing only the residual amount on our balance sheet since both revenue and the loss provision for loans are impacted by the aggregate amount of loans owned by us and those guaranteed by us as reflected in our financial statements.

Number of customer transactions

The number of customer transactions totaled 2,847,177 in the nine-month period ended September 30, 2011, which is a decrease of 978,925 or 25.6%, from 3,826,102 in the prior year nine-month period. This decrease was related to lower domestic customer transactions primarily related to MLOC services that were discontinued in October 2010. Mitigating the decrease in customer transactions was continued growth in foreign markets. Excluding the number of customer transactions related to our MLOC service during 2010, the number of customer transactions increased 400,034, or 16.3%, in the nine-month period ended September 30, 2011 as compared to the prior year nine-month period.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the combined number of customer transactions for the nine-month period ended September 30, 2011 and the prior year nine-month period:

	Nine Months Ended September 30,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Number of customer transactions:
Domestic
Short-term loans	957,228	693,814	1,651,042	931,268	863,570	1,794,838
Installment loans	24,630	—	24,630	21,655	—	21,655
MLOC	—	—	—	1,378,959	—	1,378,959

Total domestic	981,858	693,814	1,675,672	2,331,882	863,570	3,195,452

Foreign
Short-term loans	1,077,980	61,340	1,139,320	593,503	37,014	630,517
Installment loans	32,185	—	32,185	133	—	133

Total foreign	1,110,165	61,340	1,171,505	593,636	37,014	630,650

Total customer transactions	2,092,023	755,154	2,847,177	2,925,518	900,584	3,826,102

New customer transactions(2)	297,664	72,928	370,592	225,297	113,769	339,066
% of total	10.4%	2.6%	13.0%	5.9%	3.0%	8.9%
Existing customer transactions(2)	1,794,359	682,226	2,476,585	1,321,262	786,815	2,108,077
% of total	63.0%	24.0%	87.0%	34.5%	20.6%	55.1%
Total MLOC customer transactions	—	—	—	1,378,959	—	1,378,959
% of total	—	—	—	36.0%	—	36.0%

(1)	The disclosure regarding number of customer transactions is statistical data that is not included in the Company’s financial statements.

(2)	Non-MLOC customer transactions only.

Volume of customer transactions

The volume of combined customer transactions was $1,480.9 million in the nine-month period ended September 30, 2011, which is a decrease of $44.7 million, or 2.9%, from $1,525.6 million in the prior year nine-month period, mainly due to the absence of customer transactions in the MLOC services that were discontinued in October 2010. Mitigating the decrease in combined customer transactions volume was continued growth in foreign markets and an increase in installment loans. Excluding the customer transactions in 2010 related to our MLOC services, combined customer transactions increased $229.6 million, or 18.3%, in the nine-month period ended September 30, 2011 as compared to the prior year nine-month period.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the volume of combined customer transactions for the nine-month period ended September 30, 2011 and the prior year nine-month period, respectively (dollars in thousands):

	Nine Months Ended September 30,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Domestic
Short-term loans	$315,472	$491,424	$806,896	$336,201	$597,391	$933,592
Installment loans	28,262	—	28,262	13,187	—	13,187
MLOC	—	—	—	274,234	—	274,234

Total domestic	343,734	491,424	835,158	623,622	597,391	1,221,013

Foreign
Short-term loans	568,507	40,476	608,983	288,297	16,166	304,463
Installment loans	36,797	—	36,797	119	—	119

Total foreign	605,304	40,476	645,780	288,416	16,166	304,582

Total customer transactions	$949,038	$531,900	$1,480,938	$912,038	$613,557	$1,525,595

New customer transactions(2)	$117,022	$43,578	$160,600	$68,394	$54,187	$122,581
% of total	7.9%	2.9%	10.8%	4.5%	3.5%	8.0%
Existing customer transactions(2)	$832,016	$488,322	$1,320,338	$569,410	$559,370	$1,128,780
% of total	56.2%	33.0%	89.2%	37.3%	36.7%	74.0%
Total MLOC customer transactions	—	—	—	$274,234	—	$274,234
% of total	—	—	—	18.0%	—	18.0%

(1)	The disclosure regarding volume of customer transactions is statistical data that is not included in the Company’s financial statements.

(2)	Non-MLOC customer transactions only.

Consumer Loan Balances

Each customer transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These customer transactions result in a receivable or a loan, owed to us or a third-party lender. This amount fluctuates but represents the results of funded transactions, the combined consumer loan portfolio, at any one time. This asset must be evaluated for the risk of loss at the initiation of each customer transaction and over the life of the loan. Therefore, we maintain a reserve for losses against the consumer loan balance, which includes fees receivable, at all times. The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $50.6 million, or 41.4%, to $172.7 million at September 30, 2011 from $122.1 million at September 30, 2010, primarily due to increased demand for consumer loan products. We have experienced growth in consumer loan balances in foreign markets and expect that foreign consumer loan balances will continue to comprise a greater percentage of the total consumer loan balances in the future.

Management’s discussion and analysis of financial condition and results of operations

The combined consumer loan balance includes $181.6 million and $128.2 million of our owned consumer loan balances at September 30, 2011 and 2010, respectively, before the allowance for losses of $43.4 million and $41.7 million, respectively, which has been provided in the consolidated financial statements as of September 30, 2011 and 2010, respectively. The combined consumer loan balance also includes $36.4 million and $38.0 million of consumer loan balances, which are guaranteed by us at September 30, 2011 and 2010, respectively, and are not included in our financial statements. The liability for losses related to these consumer loan balances of $1.9 million and $2.3 million, respectively, has been provided in the consolidated financial statements for September 30, 2011 and 2010, respectively.

The following table summarizes the combined consumer loan balances as of September 30, 2011 and 2010, respectively (dollars in thousands):

	As of September 30,
	2011			2010
	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)
Ending consumer loan balances:
Domestic
Short-term loans	$51,829	$33,514	$85,343	$52,707	$36,673	$89,380
Installment loans	19,856	—	19,856	5,856	—	5,856
MLOC	—	—	—	21,196	—	21,196

Total domestic, gross	71,685	33,514	105,199	79,759	36,673	116,432

Foreign
Short-term loans	86,987	2,842	89,829	48,313	1,318	49,631
Installment loans	22,930	—	22,930	120	—	120

Total foreign, gross	109,917	2,842	112,759	48,433	1,318	49,751

Total ending loan balance, gross	181,602	36,356	217,958	128,192	37,991	166,183

Less: Allowance and liabilities for losses(1)	(43,418)	(1,852)	(45,270)	(41,709)	(2,342)	(44,051)

Total ending loan balance, net	$138,184	$34,504	$172,688	$86,483	$35,649	$122,132

(1)	GAAP measure. The consumer loan balances guaranteed by us are not included in our financial statements.

(2)	Except for allowance and liability for losses, amounts represent non-GAAP measures.

Management’s discussion and analysis of financial condition and results of operations

Total Expenses

Total expenses increased $27.0 million, or 23.2%, to $143.3 million in the nine-month period ended September 30, 2011, compared to $116.3 million in the prior year nine-month period, as shown in the table below (dollars in thousands):

	Nine Months Ended September 30,
	2011	% of Total	2010	% of Total
Marketing
Direct marketing	$44,966	31.4%	$38,827	33.4%
Referral fee expenses	5,052	3.5	3,517	3.0

Total Marketing	50,018	34.9	42,344	36.4

Operations and technology
Personnel	26,733	18.6	21,896	18.8
Technology and underwriting	8,820	6.2	6,251	5.4
Other	3,188	2.2	1,265	1.1

Total Operations and technology	38,741	27.0	29,412	25.3

Administration
Company	32,753	22.9	27,505	23.7
Allocated from Cash America	13,231	9.2	10,900	9.3

Total Administration	45,984	32.1	38,405	33.0

Depreciation and amortization	8,574	6.0	6,135	5.3

Total Expenses	$143,317	100.0%	$116,296	100.0%

Marketing expense increased $7.7 million, or 18.1%, to $50.0 million in the nine-month period ended September 30, 2011 compared to $42.3 million in the prior year nine-month period. Direct marketing, which includes lead purchase costs, increased $6.1 million, mainly due to increases in expenses related to efforts to expand domestically and internationally. Referral fee expenses increased $1.5 million, primarily due to growth in our referral programs.

Operations and technology expense increased $9.3 million, or 31.7%, to $38.7 million in the nine-month period ended September 30, 2011 compared to $29.4 million in the prior year nine-month period, primarily due to a $4.8 million increase in personnel expenses related to the addition of new personnel to support growth and new business initiatives during the year. In addition, legal, underwriting and occupancy expenses increased, primarily due to growth in our foreign operations.

Administration expense increased $7.6 million, or 19.7%, to $46.0 million in the nine-month period ended September 30, 2011 compared to $38.4 million in the prior year nine-month period, primarily due to increases in personnel expenses. Personnel expenses increased $2.3 million, mostly due to an increase in salary expenses related to personnel additions and merit increases. In addition, expenses allocated from Cash America increased $2.3 million due primarily to increased personnel costs related to merit increases and increased incentives related to the higher growth in earnings which resulted in a higher pro rata share allocated to us.

Depreciation and amortization expense increased $2.4 million, or 39.8%, in the nine-month period ended September 30, 2011 compared to the prior year nine-month period mainly due to additional depreciation on systems development in support of new products, as well as normal system upgrades.

Management’s discussion and analysis of financial condition and results of operations

Affiliate Interest Expense

We have entered into affiliate borrowing agreements with Cash America for all borrowing arrangements, and, as such, we have no other debt agreements. For the majority of affiliate borrowings, interest is charged at Cash America’s monthly weighted average cost of borrowed funds. Affiliate interest expense increased $0.8 million, or 7.0%, to $12.3 million in the nine-month period ended September 30, 2011, compared to $11.5 million in the prior year nine-month period. The increase was due primarily to an increase in the average amount of debt outstanding, which increased $19.4 million, to $285.0 million in the nine-month period ended September 30, 2011 from $265.6 million during the prior year nine-month period. The increase was partially offset by a decrease of 0.1% in Cash America’s monthly weighted average cost of borrowed funds in the nine-month period ended September 30, 2011 compared to the prior year nine-month period.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

The following tables reflect our results of operations for the periods indicated, both in dollars and as a percentage of total revenue (dollars in thousands):

	Year Ended December 31,
	2010	2009	2008
Revenue	$378,317	$254,977	$223,477
Cost of Revenue	164,957	109,174	107,170

Gross Profit	213,360	145,803	116,307
Expenses
Marketing	59,197	32,775	19,363
Operations and technology	40,983	29,915	23,721
Administration	50,252	36,094	25,777
Depreciation and amortization	8,559	7,297	5,234

Total Expenses	158,991	106,081	74,095

Income from Operations	54,369	39,722	42,212
Affiliate interest expense	(15,505)	(11,852)	(7,098)
Investment interest income	296	—	(1)
Foreign currency transaction (loss) gain	(156)	38	(79)

Income before Income Taxes	39,004	27,908	35,034
Provision for income taxes	14,183	10,205	13,083

Net Income	$24,821	$17,703	$21,951

	2010	2009	2008
Revenue	100.0%	100.0%	100.0%
Cost of Revenue	43.6	42.8	48.0

Gross profit	56.4	57.2	52.0

Expenses
Marketing	15.6	12.9	8.7
Operations and technology	10.8	11.7	10.6
Administration	13.3	14.2	11.5
Depreciation and amortization	2.3	2.8	2.4

Total Expenses	42.0	41.6	33.2

Income from Operations	14.4	15.6	18.8
Affiliate interest expense	(4.2)	(4.7)	(3.1)
Investment interest income	0.1	—	—
Foreign currency transaction (loss) gain	—	—	—

Income before Income Taxes	10.3	10.9	15.7
Provision for income taxes	3.7	4.0	5.9

Net Income	6.6%	6.9%	9.8%

Management’s discussion and analysis of financial condition and results of operations

YEAR ENDED 2010 COMPARED TO YEAR ENDED 2009

Revenue and Gross Profit

Revenue increased $123.3 million, or 48.4%, to $378.3 million in 2010 as compared to $255.0 million in 2009. The increase in revenue is primarily due to growth in short-term lending activities in foreign and some domestic markets and increased revenue from our MLOC services. These increases offset the loss of revenue from certain domestic markets in which we either no longer offer consumer loans or have reduced our product offerings.

Our cost of revenue increased by $55.8 million, to $165.0 million in 2010, from $109.2 million in 2009, primarily due to higher loan balances in 2010 compared to 2009. Our cost of revenue as a percentage of customer transaction fees increased slightly to 43.8% in 2010, from 43.0% in 2009, due mostly to a change in the mix in loans to include more new customers. New customers tend to have a higher risk of default than customers with a history of successfully repaying loans, and we had a higher proportion of new customers in 2010, primarily due to significant growth in our foreign lending activities. Additionally, our cost of revenue as a percentage of customer transaction fees also increased as a result of a higher level of defaults resulting from the abrupt ending by MetaBank in the fourth quarter of 2010 of the iAdvance product we supported through our MLOC services activities.

The following table sets forth the components of revenue and gross profit, separated between domestic and foreign, for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Year Ended December 31,
	2010			2009
	Total	Domestic	Foreign	Total	Domestic	Foreign
Short-term loans	$338,553	$237,272	$101,281	$236,854	$196,356	$40,498
Installment loans	10,783	10,121	662	4,414	4,414	—
MLOC	27,643	27,643	—	12,591	12,591	—
Other	1,338	1,259	79	1,118	1,118	—

Revenue	378,317	276,295	102,022	254,977	214,479	40,498
Cost of Revenue	164,957	116,246	48,711	109,174	89,577	19,597

Gross Profit	$213,360	$160,049	$53,311	$145,803	$124,902	$20,901

Year-over-year change—$	$67,557	$35,147	$32,410	—	—	—
Year-over-year change—%	46.3%	28.1%	155.1%	—	—	—
Gross profit as % of revenue	56.4%	57.9%	52.3%	57.2%	58.2%	51.6%

Customer Transactions

Number of customer transactions

The number of customer transactions increased 1,468,037, or 43.7%, from 3,361,133 in 2009 to 4,829,170 in 2010. The increase in the number of customer transactions is due to growth in foreign and certain domestic markets. In addition, the number of transactions related to our MLOC services increased during 2010 as the customer base for MetaBank’s MLOC product increased significantly. Excluding the customer transactions related to our MLOC services in 2010 and 2009, the number of customer transactions increased 821,502, or 32.1%, in 2010 as compared to 2009.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the combined number of customer transactions for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Number of customer transactions:
Domestic
Short-term loans	1,284,299	1,135,762	2,420,061	1,312,109	813,105	2,125,214
Installment loans	34,305	—	34,305	17,195	—	17,195
MLOC	1,451,330	—	1,451,330	804,795	—	804,795

Total domestic	2,769,934	1,135,762	3,905,696	2,134,099	813,105	2,947,204

Foreign
Short-term loans	865,996	52,460	918,456	400,989	12,940	413,929
Installment loans	5,018	—	5,018	—	—	—

Total foreign	871,014	52,460	923,474	400,989	12,940	413,929

Total customer transactions	3,640,948	1,188,222	4,829,170	2,535,088	826,045	3,361,133

New customer transactions(2)	313,945	146,696	460,641	199,208	112,058	311,266
% of total	6.5%	3.0%	9.5%	5.9%	3.3%	9.2%
Existing customer transactions(2)	1,875,673	1,041,526	2,917,199	1,531,085	713,987	2,245,072
% of total	38.8%	21.6%	60.4%	45.7%	21.2%	66.9%
Total MLOC customer transactions	1,451,330	—	1,451,330	804,795	—	804,795
% of total	30.1%	—	30.1%	23.9%	—	23.9%

(1)	The disclosure regarding number of customer transactions is statistical data that is not included in our financial statements.

(2)	Non-MLOC customer transactions only.

Volume of customer transactions

The volume of combined customer transactions was $2.0 billion in 2010, an increase of $608.0 million, or 43.3%, from $1.4 billion in 2009, primarily due to growth in short-term lending activities in foreign and certain domestic markets. In addition, the volume of transactions related to our MLOC product increased during 2010 as the customer base for MetaBank’s MLOC product expanded. Excluding the customer transactions in 2010 and 2009 related to our MLOC services, combined customer transactions increased $445.8 million, or 34.9%, in 2010 as compared to 2009.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the volume of combined customer transactions for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Year Ended December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Domestic
Short-term loans	$459,616	$782,290	$1,241,906	$517,980	$577,091	$1,095,071
Installment loans	23,656	—	23,656	9,344	—	9,344
MLOC	288,723	—	288,723	126,470	—	126,470

Total domestic	771,995	782,290	1,554,285	653,794	577,091	1,230,885

Foreign
Short-term loans	429,853	24,797	454,650	169,509	4,679	174,188
Installment loans	4,161	—	4,161	—	—	—

Total foreign	434,014	24,797	458,811	169,509	4,679	174,188

Total customer transactions	$1,206,009	$807,087	$2,013,096	$823,303	$581,770	$1,405,073

New customer transactions(2)	$97,991	$70,712	$168,703	$61,259	$56,548	$117,807
% of total	4.9%	3.5%	8.4%	4.4%	4.0%	8.4%
Existing customer transactions(2)	$819,295	$736,375	$1,555,670	$635,574	$525,222	$1,160,796
% of total	40.7%	36.6%	77.3%	45.2%	37.4%	82.6%
Total MLOC customer transactions	$288,723	—	$288,723	$126,470	—	$126,470
% of total	14.3%	—	14.3%	9.0%	—	9.0%

(1)	The disclosure regarding volume of customer transactions is statistical data that is not included in our financial statements.

(2)	Non-MLOC customer transactions only.

Consumer Loan Balances

Each customer transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These customer transactions result in a receivable or a loan, owed to us or a third-party lender. This amount fluctuates but represents the results of our funded transactions, the combined consumer loan portfolio, at any one time. This asset must be evaluated for the risk of loss at the initiation of each customer transaction and over the life of the loan. Therefore, we maintain a reserve for losses against the consumer loan balance, which includes fees receivable, at all times. The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $30.6 million, or 31.8%, to $127.0 million at December 31, 2010 from $96.4 million at December 31, 2009, due primarily to increased demand for short-term consumer loan products in both the domestic and foreign markets. We have experienced growth in consumer loan balances from foreign markets in recent years and expect that foreign consumer loan balances will continue to comprise a greater percentage of the total consumer loan balances in the future.

Management’s discussion and analysis of financial condition and results of operations

The combined consumer loan balance includes $126.4 million and $84.2 million at December 31, 2010 and 2009 respectively, of our owned consumer loan balances, before the allowance for losses of $36.0 million and $23.4 million, respectively, which has been provided in the consolidated financial statements for December 31, 2010 and 2009, respectively. The combined consumer loan balance also includes $38.9 million and $38.2 million at December 31, 2010 and 2009, respectively, of consumer loan balances, which are guaranteed by us and are not included in our financial statements. The liability for losses related to these consumer loan balances of $2.3 million and $2.6 million, respectively, has been provided in the consolidated financial statements for December 31, 2010 and 2009, respectively. The following table summarizes the combined consumer loan balances as of December 31, 2010 and 2009 (dollars in thousands):

	As of December 31,
	2010			2009
	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)
Ending consumer loan balances:
Domestic
Short-term loans	$52,019	$37,082	$89,101	$42,201	$37,637	$79,838
Installment loans	11,023	—	11,023	3,126	—	3,126
MLOC	1,510	—	1,510	11,553	—	11,553

Total domestic, gross	64,552	37,082	101,634	56,880	37,637	94,517

Foreign
Short-term loans	57,848	1,867	59,715	27,273	537	27,810
Installment loans	3,977	—	3,977	—	—	—

Total foreign, gross	61,825	1,867	63,692	27,273	537	27,810

Total ending loan balance, gross	126,377	38,949	165,326	84,153	38,174	122,327

Less: Allowance and liability for losses(1)	(36,022)	(2,296)	(38,318)	(23,366)	(2,572)	(25,938)

Total ending loan balance, net	$90,355	$36,653	$127,008	$60,787	$35,602	$96,389

(1)	GAAP measure. The consumer loan balances guaranteed by us are not included in our financial statements.

(2) Except for allowance and liability for losses, amounts represent non-GAAP measures.

Management’s discussion and analysis of financial condition and results of operations

Total Expenses

Total expenses increased $52.9 million, or 49.9%, to $159.0 million in 2010, compared to $106.1 million in 2009, as shown in the table below (dollars in thousands):

	Year Ended December 31,
	2010	% of Total	2009	% of Total
Marketing
Direct marketing	$54,296	34.2%	$30,737	29.0%
Referral fee expenses	4,901	3.0	2,038	1.9

Total Marketing	59,197	37.2	32,775	30.9

Operations and technology
Personnel	30,770	19.4	22,086	20.8
Technology and underwriting	8,554	5.4	7,070	6.7
Other	1,659	1.0	759	0.7

Total Operations and technology	40,983	25.8	29,915	28.2

Administration
Company	35,987	22.6	25,585	24.1
Allocated from Cash America	14,265	9.0	10,509	9.9

Total Administration	50,252	31.6	36,094	34.0

Depreciation and amortization	8,559	5.4	7,297	6.9

Total Expenses	$158,991	100.0%	$106,081	100.0%

Marketing expense increased $26.4 million, or 80.6%, to $59.2 million in 2010 compared to $32.8 million in 2009, representing 49.9% of the increase in total expenses. Direct marketing, which includes lead purchase costs, increased $23.5 million, due mainly to increases in expenses related to efforts to expand domestically and internationally. Referral fee expenses increased $2.9 million, primarily due to growth in our referral programs.

Operations and technology expense increased $11.1 million, or 37.0%, to $41.0 million in 2010 compared to $29.9 million in 2009, primarily due to an $8.7 million increase in personnel expenses, related to the addition of new personnel to support growth.

Administration expense increased $14.2 million, or 39.2%, to $50.3 million in 2010 compared to $36.1 million in 2009, primarily due to increases in personnel expenses. Personnel expenses increased $12.2 million, mostly due to a $2.1 million increase in salary expenses related to personnel additions and merit increases and an $8.6 million increase in short-term and long-term incentive expense related to the significant increase in earnings. In addition, expenses allocated from Cash America increased $3.8 million due primarily to increased personnel costs related to merit increases and increased incentives related to the increases in earnings which resulted in a greater pro rata allocation to us.

Depreciation and amortization expense increased $1.3 million, or 17.3%, mainly due to additional depreciation of $1.2 million on capital additions for systems development in support of new products, as well as normal system upgrades.

Management’s discussion and analysis of financial condition and results of operations

Affiliate Interest Expense

We have entered into affiliate borrowing agreements with Cash America for all borrowing arrangements, and, as such, we have no other debt agreements. For the majority of intercompany borrowings, interest is charged at Cash America’s monthly weighted-average cost of borrowed funds. Affiliate interest expense increased $3.6 million, or 30.8%, to $15.5 million in 2010, compared to $11.9 million in 2009. The increase was due primarily to an increase in the average amount of debt outstanding, which increased $29.6 million, to $265.9 million during 2010 from $236.3 million during 2009. An increase in Cash America’s monthly weighted-average cost of borrowed funds, which increased from 4.1% in 2009 to 4.9% in 2010, also contributed to our higher interest expense.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008

Revenue and Gross Profit

Revenue increased $31.5 million, or 14.1%, to $255.0 million in 2009 as compared to $223.5 million in 2008. The increase in revenue was primarily due to growth in short-term lending activities in foreign markets and increased revenue from our MLOC services.

Our cost of revenue increased by $2.0 million to $109.2 million in 2009 from $107.2 million in 2008, primarily due to growth in the portfolio which was offset by improved credit quality due to adjustments in underwriting criteria, lower defaults and a higher percentage of collections on loans that were past due during 2009. Our cost of revenue as a percentage of customer transaction fees decreased to 42.8% in 2009 from 48.0% in 2008.

The following table sets forth the components of revenue and gross profit, separated between domestic and foreign, for the years ended December 31, 2009 and 2008 (dollars in thousands):

	Year Ended December 31,
	2009			2008
	Total	Domestic	Foreign	Total	Domestic	Foreign
Short-term loans	$236,854	$196,356	$40,498	$221,217	$198,003	$23,214
Installment loans	4,414	4,414	—	102	102	—
MLOC	12,591	12,591	—	2,150	2,150	—
Other	1,118	1,118	—	8	8	—

Revenue	254,977	214,479	40,498	223,477	200,263	23,214
Cost of Revenue	109,174	89,577	19,597	107,170	88,909	18,261

Gross Profit	$145,803	$124,902	$20,901	$116,307	$111,354	$4,953

Year-over-year change—$	$29,496	$13,548	$15,948	—	—	—
Year-over-year change—%	25.4%	12.2%	322.0%	—	—	—
Gross profit as % of revenue	57.2%	58.2%	51.6%	52.0%	55.6%	21.3%

Management’s discussion and analysis of financial condition and results of operations

Customer Transactions

Number of customer transactions

The number of customer transactions increased 854,021, or 34.1%, from 2,507,112 in 2008 to 3,361,133 in 2009. The increase in the number of customer transactions was primarily due to growth in foreign and certain domestic markets. In addition, the number of transactions related to our MLOC services increased during 2009 as the customer base for MetaBank’s MLOC product increased significantly. Excluding the customer transactions in 2009 and 2008 related to our MLOC services, the number of customer transactions increased 165,981, or 6.9%, in 2009 as compared to 2008.

The following table summarizes the combined number of customer transactions for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009			2008
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Number of customer transactions:
Domestic
Short-term loans	1,312,109	813,105	2,125,214	1,529,703	667,083	2,196,786
Installment loans	17,195	—	17,195	880	—	880
MLOC	804,795	—	804,795	116,755	—	116,755

Total domestic	2,134,099	813,105	2,947,204	1,647,338	667,083	2,314,421

Foreign
Short-term loans	400,989	12,940	413,929	192,691	—	192,691

Total foreign	400,989	12,940	413,929	192,691	—	192,691

Total customer transactions	2,535,088	826,045	3,361,133	1,840,029	667,083	2,507,112

New customer transactions(2)	199,208	112,058	311,266	174,022	89,531	263,553
% of total	5.9%	3.3%	9.2%	6.9%	3.6%	10.5%
Existing customer transactions(2)	1,531,085	713,987	2,245,072	1,549,252	577,552	2,126,804
% of total	45.7%	21.2%	66.9%	61.8%	23.0%	84.8%
Total MLOC customer transactions	804,795	—	804,795	116,755	—	116,755
% of total	23.9%	—	23.9%	4.7%	—	4.7%

(1)	The disclosure regarding number of customer transactions is statistical data that is not included in our financial statements.

(2)	Non-MLOC customer transactions only.

Volume of customer transactions

The volume of combined customer transactions increased $208.1 million, or 17.4%, to $1.4 billion in 2009, from $1.2 billion in 2008, mainly due to increases in demand in foreign markets and in demand for our MLOC services. Excluding the customer transactions in 2009 and 2008 related to our MLOC services, combined customer transactions increased $101.6 million, or 8.6%, in 2009 as compared to 2008.

Management’s discussion and analysis of financial condition and results of operations

The following table summarizes the volume of combined customer transactions for the years ended December 31, 2009 and 2008 (dollars in thousands):

	Year Ended December 31,
	2009			2008
	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)	Company Owned(1)	Guaranteed by the Company(1)	Combined(1)
Domestic
Short-term loans	$517,980	$577,091	$1,095,071	$630,218	$448,769	$1,078,987
Installment loans	9,344	—	9,344	577	—	577
MLOC	126,470	—	126,470	19,995	—	19,995

Total domestic	653,794	577,091	1,230,885	650,790	448,769	1,099,559

Foreign
Short-term loans	169,509	4,679	174,188	97,436	—	97,436

Total foreign	169,509	4,679	174,188	97,436	—	97,436

Total customer transactions	$823,303	$581,770	$1,405,073	$748,226	$448,769	$1,196,995

New customer transactions(2)	$61,259	$56,548	$117,807	$59,998	$43,133	$103,131
% of total	4.4%	4.0%	8.4%	5.0%	3.6%	8.6%
Existing customer transactions(2)	$635,574	$525,222	$1,160,796	$668,233	$405,636	$1,073,869
% of total	45.2%	37.4%	82.6%	55.8%	33.9%	89.7%
Total MLOC customer transactions	$126,470	—	$126,470	$19,995	—	$19,995
% of total	9.0%	—	9.0%	1.7%	—	1.7%

(1)	The disclosure regarding customer transactions is statistical data that is not included in the Company’s financial statements.

(2)	Non-MLOC customer transactions only.

Consumer Loan Balances

Each customer transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These customer transactions result in a receivable or a loan, owed to us or a third-party lender. This amount fluctuates but represents the results of funded transactions, the combined consumer loan portfolio, at any one time. This asset must be evaluated for the risk of loss at the initiation of each customer transaction and over the life of the loan. Therefore, we maintain a reserve for losses against the consumer loan balance, which includes fees receivable, at all times. The outstanding combined portfolio balance of consumer loans, net of allowances and liabilities for losses, increased $31.7 million, or 49.0%, to $96.4 million at December 31, 2009 from $64.7 million at December 31, 2008, primarily due to increased demand for consumer loan products.

Management’s discussion and analysis of financial condition and results of operations

The combined consumer loan balance includes $84.2 million and $59.3 million at December 31, 2009 and 2008, respectively, of our owned consumer loan balances, before the allowance for losses of $23.4 million and $16.0 million, respectively, which has been provided in the consolidated financial statements for December 31, 2009 and 2008, respectively. The combined consumer loan balance also includes $38.2 million and $23.0 million at December 31, 2009 and 2008, respectively, of consumer loan balances that are guaranteed by us and are not included in our financial statements. The liabilities for losses related to these consumer loan balances of $2.6 million and $1.7 million, respectively, have been provided in the consolidated financial statements for December 31, 2009 and 2008, respectively. The following table summarizes the combined consumer loan balances as of December 31, 2009 and 2008 (dollars in thousands):

	As of December 31,
	2009			2008
	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)	Company Owned(1)	Guaranteed by the Company(1)	Combined(2)
Ending consumer loan balances:
Domestic
Short-term loans	$42,201	$37,637	$79,838	$45,958	$23,018	$68,976
Installment loans	3,126	—	3,126	602	—	602
MLOC	11,553	—	11,553	3,551	—	3,551

Total domestic, gross	56,880	37,637	94,517	50,111	23,018	73,129

Foreign
Short-term loans	27,273	537	27,810	9,169	—	9,169

Total foreign, gross	27,273	537	27,810	9,169	—	9,169

Total ending loan balance, gross	84,153	38,174	122,327	59,280	23,018	82,298

Less: Allowance and liabilities for losses(1)	(23,366)	(2,572)	(25,938)	(15,960)	(1,666)	(17,626)

Total ending loan balance, net	$60,787	$35,602	$96,389	$43,320	$21,352	$64,672

(1)	GAAP measure. The consumer loan balances guaranteed by us are not included in our financial statements.

(2)	Except for allowance and liability for losses, amounts represent non-GAAP measures.

Management’s discussion and analysis of financial condition and results of operations

Total Expenses

Total expenses increased $32.0 million, or 43.2%, to $106.1 million in 2009, compared to $74.1 million in 2008, as shown in the table below (dollars in thousands):

	Year Ended December 31,
	2009	% of Total	2008	% of Total
Marketing
Direct marketing	$30,737	29.0%	$19,077	25.7%
Referral fee expenses	2,038	1.9	286	0.4

Total Marketing	32,775	30.9	19,363	26.1

Operations and technology
Personnel	22,086	20.8	17,695	23.9
Technology and underwriting	7,070	6.7	5,090	6.9
Other	759	0.7	936	1.2

Total Operations and technology	29,915	28.2	23,721	32.0

Administration
Company	25,585	24.1	17,483	23.6
Allocated from Cash America	10,509	9.9	8,294	11.2

Total Administration	36,094	34.0	25,777	34.8

Depreciation and amortization	7,297	6.9	5,234	7.1

Total Expenses	$106,081	100.0%	$74,095	100.0%

Marketing expense increased $13.4 million, or 69.3%, to $32.8 million in 2009 compared to $19.4 million in 2008, representing 41.9% of the increase in total expenses. Direct marketing, which includes lead purchase costs, increased $11.7 million, due mainly to increases in expenses related to efforts to expand domestically and internationally. Referral fee expenses increased $1.8 million, primarily due to growth in our referral programs.

Operations and technology expense increased $6.2 million, or 26.1%, to $29.9 million in 2009 compared to $23.7 million in 2008, primarily due to a $4.4 million increase in personnel expenses, related to the addition of new personnel to support growth.

Administration expense increased $10.3 million, or 40.0%, to $36.1 million in 2009, compared to $25.8 million in 2008, primarily due to increases in personnel expenses. Personnel expenses increased $3.7 million primarily due to a $4.0 million increase in salary expenses related to personnel additions and merit increases, and a $0.9 million increase in short-term and long-term incentive expense related to the significant increase in earnings.

Depreciation and amortization expense increased $2.1 million, or 39.4%, during 2009 compared to 2008, primarily due to additional depreciation on capital additions for systems development in support of new products, as well as normal system upgrades.

Affiliate Interest Expense

We have entered into an affiliate borrowing agreement with Cash America for substantially all borrowing arrangements on January 1, 2009, and, as such, we have no other debt agreements. An

Management’s discussion and analysis of financial condition and results of operations informal affiliate arrangement existed prior to January 1, 2009 which included similar interest rates. Affiliate interest is charged at Cash America’s blended cost of funds. Interest expense increased $4.8 million, or 67.0%, to $11.9 million in 2009 as compared to $7.1 million in 2008. Our blended borrowing cost was 4.1% in 2009, down from 4.7% in 2008. During 2009, the average amount of debt outstanding increased $77.4 million to $236.3 million from $158.9 million during 2008.

LIQUIDITY AND CAPITAL RESOURCES

Capital Funding Strategy

We have historically funded our strategic and operating capital needs through a combination of cash flows from operating activities and affiliate advances from Cash America. This funding strategy will change after the completion of this offering since we intend to utilize proceeds from this offering to repay the outstanding affiliate notes payable, leaving us with an unlevered balance sheet. After the completion of this offering, Cash America will no longer make intercompany loans to us, and we expect that our operating needs will be satisfied by a combination of cash flows from operations and borrowings under a revolving line of credit agreement we intend to enter into subsequent to the completion of this offering. Future strategic capital needs will be considered as necessary and may be satisfied via various capital market sources as prevailing market conditions dictate.

A significant decline in demand for our products and services or other unexpected changes in financial condition may result in our inability to obtain third-party financing or could increase our borrowing costs in the future. To the extent we experience short-term or long-term funding disruptions, we have the ability to address these risks through adjustments to short-term lending to consumers that would reduce cash outflow requirements while increasing cash inflows through repayments of consumer loans. Additional alternatives may include the securitization or sale of assets and reductions in capital spending which could be expected to generate additional liquidity.

Cash Flows

Our cash flows and other key indicators of liquidity are summarized as follows (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010	2010	2009	2008
Cash flows provided by operating activities	$195,190	$167,970	$218,454	$150,880	$154,672
Cash flows used in investing activities
Consumer loans	(173,839)	(139,818)	(191,063)	(124,418)	(110,522)
Acquisitions	—	(21,162)	(21,162)	(42,446)	(99,027)
Property and equipment additions	(8,444)	(9,212)	(12,687)	(12,360)	(11,524)

Total cash flows used in investing activities	(182,283)	(170,192)	(224,912)	(179,224)	(221,073)
Cash flows (used in) provided by financing activities	670	13,805	(1,034)	39,321	76,686

Working capital	137,824	95,219	84,061	63,600	(11,842)
Current ratio	3.4x	2.6x	2.7x	2.4x	0.8x

Management’s discussion and analysis of financial condition and results of operations

Cash flows from operating activities

Net cash provided by operating activities increased $27.2 million, or 16.2%, from $168.0 million in the prior year nine-month period to $195.2 million in the nine-month period ended September 30, 2011. A significant component of the increase in net cash provided by operating activities was a $5.9 million positive cash flow impact from the change in deferred income taxes net of current income taxes between the two periods, due primarily to a change in the timing of tax deductions related to internally-developed software costs. The change in prepaid expenses and other assets also contributed a $2.5 million increase to cash flows from operating activities, as did the higher net income and an increased loan loss provision in the nine-month period ended September 30, 2011 as compared to the prior year nine-month period.

Net cash provided by operating activities increased $67.6 million, or 44.8%, from $150.9 million for 2009 to $218.5 million for 2010. The increase was primarily driven by a $7.1 million increase in net income during 2010 and a $55.8 million increase in the loan loss provision, a non-cash expense, primarily as a result of increased loan volume. An increase in customer transactions causes an increase in the loan balance, which immediately requires an increase in the balance sheet reserve for potential loan losses, which generates the non-cash expense of loan loss provision during the period. The related cash expense for uncollectible loans is captured as the difference in consumer loans made or purchased and consumer loans repaid for those loans that are uncollectible. These amounts are reflected in the cash flows from investing activities.

Other significant changes in net cash provided by operating activities for the year ended December 31, 2010 compared to the year ended December 31, 2009 included cash flows from the following activities:

➢

changes in prepaid expenses and other assets resulted in a $13.0 million increase in net cash provided by operating activities, primarily due to decreases in receivables related to the participation interests acquired from a third-party lender related to our MLOC services;

➢

changes in accounts payable and accrued expenses resulted in a $22.1 million decrease in net cash provided by operating activities, primarily due to the absence of payables related to our MLOC services in 2010; and

➢

changes in current intercompany income taxes resulted in a $12.0 million increase in net cash provided by operating activities, primarily due to the timing of domestic federal income tax payments that are based upon annualized activity through the end of the third quarter, which differed from the full year tax provision settled in the succeeding fiscal year.

Net cash provided by operating activities decreased $3.8 million, or 2.5%, from $154.7 million in 2008 to $150.9 million in 2009. A significant component of the decrease in net cash provided by operating activities was a $4.2 million decrease in net income during 2009. Additional contributing factors to the decrease in net cash provided by operating activities from 2008 to 2009 were a $13.6 million change in income taxes receivable and a $5.7 million change in other receivables and prepaid expenses. Offsetting these components was a $15.3 million impact from an increase in accounts payable and other accrued liabilities, which increased cash flow from operating activities in 2009.

Management believes cash flows from operations and available cash balances and borrowings will be sufficient to fund our future operating liquidity needs.

Cash flows from investing activities

Net cash used in investing activities increased $12.1 million, or 7.1%, in the nine-month period ended September 30, 2011 compared to the prior year nine-month period, primarily due to a $34.0 million increase in consumer loans made or purchased, net of consumer loans repaid. This increase was primarily

Management’s discussion and analysis of financial condition and results of operations due to further growth in our loan portfolio during the nine-month period ended September 30, 2011 as compared to the prior year nine-month period. Offsetting this increase in net cash used was a decrease in cash used for acquisitions of $21.2 million in the current year nine-month period compared to the prior year nine-month period due to lower supplemental payments as described below.

Net cash used in investing activities increased $45.7 million, or 25.5%, in 2010 compared to 2009, primarily due to a $66.6 million increase in consumer loans made or purchased, net of consumer loans repaid. This increase was primarily due to an increase in our loan portfolio and the impact of uncollectible loans, which are captured as the difference in consumer loans made or purchased and consumer loans repaid for those loans that are uncollectible.

Net cash used in investing activities decreased $41.8 million, or 18.9%, in 2009 compared to 2008, primarily due to a $56.6 million decrease in acquisitions as a result of lower accrued supplemental acquisition payments. See Note 4 in the Notes to Consolidated Financial Statements. Offsetting this decrease was a $13.9 million increase in consumer loans made or purchased, net of consumer loans repaid as a result of growth in our loan portfolio.

In conjunction with our July 23, 2008 acquisition of substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance Services, Inc., or collectively referred to as PBSI, we made supplemental payments pursuant to an earn-out agreement of $21.2 million for the year ended December 31, 2010, all of which were made during the nine-month period ended September 30, 2010, and $2.7 million for the year ended December 31, 2009. No earn-out payments were made in the current-year nine-month period. As of September 30, 2011, no additional supplemental payment had been accrued based on the terms of the asset purchase agreement. The total of all payments to the sellers of the PBSI business cannot exceed $50.0 million. See Note 4 in the Notes to Consolidated Financial Statements.

In conjunction with Cash America’s September 15, 2006 acquisition of substantially all of the assets of The Check Giant, LLC through a wholly-owned subsidiary Cash America Net Holdings, LLC, or CashNetUSA, Cash America made supplemental payments pursuant to an earn-out agreement of $39.7 million and $98.0 million for the years ended December 31, 2009 and 2008, respectively.

Expenditures for property and equipment used $8.4 million of cash in the current year nine-month period, compared to $9.2 million in the prior year nine-month period. The period-over-period decrease of $0.8 million relates primarily to decreases in technology development costs.

Expenditures for property and equipment used $12.7 million of cash in 2010, compared to $12.4 million in 2009. Additionally, expenditures for property and equipment increased $0.8 million from 2008 to 2009. The respective $0.3 million and $0.8 million year-over-year increases primarily related to increases in technology development costs to support our growth.

Management anticipates that expenditures for property and equipment for 2011 will be between $10 million and $16 million, primarily for continued development activities related to our technology platform, the purchases of computer hardware and for leasehold improvements.

Cash flows from financing activities

Net cash provided by financing activities decreased $40.3 million, or 102.6%, from a source of cash of $39.3 million in 2009 to a use of cash of $1.0 million in 2010. Net cash provided by financing activities decreased $37.4 million, or 48.7%, from 2008 to 2009. Additionally, net cash provided by financing activities decreased $13.1 million, or 95.1%, from the prior year nine-month period to the nine-month

Management’s discussion and analysis of financial condition and results of operations period ended September 30, 2011. Cash provided by financing activities excludes a $75.0 million dividend paid on September 6, 2011 to Cash America in the form of a promissory note, which is included in Affiliate notes payable on the consolidated balance sheets, because this is a non-cash item. The decreases in cash provided by financing activities for these respective years and nine-month periods were due to reduced borrowings from Cash America as our cash flow from operations increased over these periods. See Note 9 in the Notes to the Audited Consolidated Financial Statements and Note 3 in the Notes to the Unaudited Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our contractual obligations at September 30, 2011 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	2011	2012	2013	2014	2015	Thereafter	Total
Intercompany payable	$—	$—	$—	$—	$—	$358,250	$358,250
Non-cancelable leases	614	2,313	2,365	2,430	2,506	4,880	15,108

Total	$614	$2,313	$2,365	$2,430	$2,506	$363,130	$373,358

OFF-BALANCE SHEET ARRANGEMENTS

In certain markets, we arrange for consumers to obtain consumer loan products from one of several independent third-party lenders through our CSO programs. For consumer loan products originated by third-party lenders under the CSO programs, each lender is responsible for providing the criteria by which the consumer’s application is underwritten and, if approved, determining the amount of the consumer loan. We in turn are responsible for assessing whether or not we will guarantee such loan. When a consumer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the consumer, to provide certain services to the consumer, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. The guarantee represents an obligation to purchase specific loans if they go into default, which generally have terms of less than 90 days. As of September 30, 2011 and 2010, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $36.4 million and $38.0 million, respectively, which were guaranteed by us.

We and our subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $352.5 million, $327.7 million, $438.2 million, $385.7 million, and $327.2 million, at December 31, 2010, 2009, 2008, and at September 30, 2011 and 2010, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in foreign currency exchange rates. Cash America periodically uses forward currency exchange contracts to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. We participate in Cash America’s

Management’s discussion and analysis of financial condition and results of operations derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in our financial statements. The forward currency exchange contracts are not designated as hedges. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction (loss) gain” in our consolidated statements of income. The following table sets forth, by each foreign currency hedged, the notional amounts of forward currency exchange contracts as of December 31, 2010, the total gains or losses recorded in 2010, and sensitivity analysis of hypothetical 10% declines in the exchange rates of the currencies (U.S. dollars in thousands).

	Notional amount of outstanding contracts as of December 31, 2010	Gain/(loss) recorded in 2010	Sensitivity Analysis(1)
British Pound Sterling	$33,856	$(9)	$(2,231)
Australian dollar	4,749	(350)	(312)

Total	$38,605	$(359)	$(2,543)

(1)	Represents the decrease to net income attributable to us due to a hypothetical 10% decline in the exchange rate of the foreign currency.

Business

OVERVIEW

We are a leading provider of online financial services to alternative credit consumers in the United States, United Kingdom, Australia and Canada, with over 60 million website page views and over $2.0 billion in credit extended in 2010. Our customers include the large and growing number of consumers who have bank accounts but use alternative financial credit services because of their limited access to more traditional consumer credit from banks, thrifts, credit card companies and other lenders. We believe our customers highly value our services as an important component of their personal finances because our services are convenient, quick and often less expensive than other available alternatives. We attribute the success of our business to our advanced and innovative technology systems, the proprietary analytical models we use to predict loan performance, our sophisticated customer acquisition programs and our dedication to customer service. We are currently a wholly-owned subsidiary of Cash America.

We use our flexible and scalable technology platform to process and complete customers’ transactions quickly and efficiently. In the first nine months of 2011, we processed over 2.8 million transactions, and we continue to grow our loan portfolio and increase the number of customers we serve. Our highly customizable technology platform allows us to increase the variety and number of products and services we offer and to enter new markets quickly.

In 2010, we derived 73% of our revenue in the United States and 27% of our revenue internationally. For the nine-month period ended September 30, 2011, we derived 54% of our revenue in the United States and 46% of our revenue internationally. The vast majority of our international revenue in 2010 and for the nine-month period ended September 30, 2011 was derived from our operations in the United Kingdom. In 2010, we derived 25% of our total revenue from the United Kingdom and 2% from Australia and Canada. For the nine-month period ended September 30, 2011, we derived 43% of our total revenue from the United Kingdom and 3% from Australia and Canada.

We were an early mover into online lending, launching our online business in 2004. We have developed a proprietary underwriting system based on data we have collected over our seven years of experience. This system employs advanced risk analytics to decide whether to approve loan transactions, to structure the amount and terms of the loans we offer and to speed product delivery. Our systems also monitor loan collection and portfolio performance data that we utilize to continually refine the analytical models and statistical measures used in making our credit, marketing and collection decisions.

PRODUCTS AND SERVICES

We provide or arrange multiple types of lending products for consumers in four countries.

Short-term Consumer Loans

Single payment loans.     We offer single payment unsecured consumer loans, commonly referred to as payday loans, in the United States, the United Kingdom, Australia and Canada, generally with terms of seven to 45 days. These loans are short-term, small-denomination consumer loans whereby a customer promptly receives funds deposited in his or her bank account in exchange for a pre-authorized debit from his or her bank account. In certain markets, we arrange for consumers to obtain single payment consumer loan products from one of several independent third-party lenders through our credit service organization and finance brokerage programs, or our CSO programs. When a consumer executes an agreement with us under our CSO programs, we agree, for a fee payable to us by the consumer, to provide certain services to the consumer, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so. For single

Business

payment consumer loan products originated by third-party lenders under the CSO programs, each lender is responsible for providing the criteria by which the consumer’s application is underwritten and, if approved, determining the amount of the consumer loan. We in turn are responsible for assessing whether or not we will guarantee such loan. As of September 30, 2011 and 2010, the outstanding amount of active consumer loans originated by third-party lenders under the CSO programs was $36.4 million and $38.0 million, respectively, which were guaranteed by us. Generally, single payment loan amounts range from $50 to $2,400, depending on applicable law. Principal amounts of short-term single-payment consumer loans averaged approximately $509 in 2010. The fees we charge on short-term single payment consumer loans in the United States vary by jurisdiction but typically range between $10 to $25 per $100 borrowed, and the fees we charge on short-term single payment consumer loans in the foreign markets in which we operate, which are the United Kingdom, Australia and Canada, also vary but typically range between 20 and 29.50 per 100 borrowed in their respective currencies. Due to the credit risk and high transaction costs of serving our customer segment, the fees we charge are generally considered to be higher than the fees charged to consumers with top-tier credit histories by commercial banks and similar lenders who are typically unwilling to make unsecured loans to alternative credit consumers.

Line of credit.     We also offer unsecured lines of credit of up to $1,800 in several U.S. states, which allow customers to draw on the line of credit in increments of their choosing, up to their credit limit and make periodic payments over time. In 2010, the maximum credit limit available to consumers was $1,800, and the average credit limit of our line of credit customers was $1,159.

Installment Consumer Loans

We offer unsecured installment loans in the United Kingdom and in several U.S. states. Generally, terms are between four and 36 months and loan amounts range from $75 to $2,700, depending on applicable law. These loans generally have higher principal amounts than single payment loans and are repaid in installments. The loan may be repaid early at any time with no prepayment charges. Principal amounts of our installment consumer loans averaged approximately $707 in 2010.

We have achieved significant growth since we began our online business as we have expanded both our product offerings and the geographic markets we serve. We measure our business using several financial and operating metrics. Our key metrics include the number of new customers and total number of customer transactions, in addition to other measures described under “Management’s discussion and analysis of financial condition and results of operations—Measurement of the Business.” The following charts show our growth in the number of new customers and total number of customer transactions completed in each year from 2006 through 2010, excluding the new customers and customer transactions in 2008, 2009 and 2010 related to a micro line of credit, or MLOC, service that ended in October 2010 as described further under “Management’s discussion and analysis of financial condition and results of operations—Our Products.”

Business

From 2007 to 2010, our revenue increased from $184.7 million to $378.3 million, which represents a 27% compound annual growth rate, or CAGR. From 2007 to 2010, our Adjusted EBITDA increased from $26.9 million to $62.9 million, which represents a 33% CAGR. See “Adjusted EBITDA” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income.

Our Markets

We currently operate in the United States and internationally, and we believe there are significant market opportunities in both. We currently operate in the following countries:

United States.     We began our online business in the United States in May 2004. As of the date of this prospectus, we operate in 32 states under the name CashNetUSA at www.cashnetusa.com. In 2010, we processed over 2.4 million transactions and acquired over 300,000 new customers in the United States, not including our MLOC services transactions.

Set forth below are the states in the United States where we operated as of September 30, 2011.

Alabama	Maryland	Rhode Island
Alaska	Michigan	South Carolina
California	Minnesota	South Dakota
Delaware	Mississippi	Tennessee
Florida	Missouri	Texas
Hawaii	Nevada	Utah
Idaho	New Mexico	Virginia
Illinois	North Dakota	Washington
Kansas	Ohio	Wisconsin
Louisiana	Oklahoma	Wyoming
Maine	Oregon

United Kingdom.     We operate in the United Kingdom under the names QuickQuid at www.quickquid.co.uk and Pounds to Pocket at www.poundstopocket.co.uk. We began our QuickQuid short-term consumer loan business in July 2007 and our Pounds to Pocket installment consumer loan business in September 2010. In 2010, we processed over 854,000 transactions and acquired over 138,000 new customers in the United Kingdom.

Australia.     We began our operations in Australia in May 2009, where we operate under the name DollarsDirect at www.dollarsdirect.com.au. In 2010, we processed over 52,000 transactions and acquired over 9,000 new customers in Australia.

Canada.     We began our operations in Canada in October 2009. As of the date of this prospectus, we operate in the provinces of Ontario, British Columbia and Alberta under the name DollarsDirect at www.dollarsdirect.ca. In 2010, we processed over 16,000 transactions and acquired over 4,000 new customers in Canada.

Business

OUR INDUSTRY

Importance of E-Commerce

The Internet has transformed how consumers shop for and acquire products and services. According to Frost & Sullivan, global Internet usage increased 75% from 2005 to 2010, from 940 million to 1.6 billion users, and is expected to increase 40%, to 2.3 billion users, by the end of 2015. As Internet usage becomes more prevalent, consumers are increasingly more likely to shop online. In 2001, less than 30% of adults in the United States used the Internet to buy a product; by 2009, that figure had increased to more than 50%, according to Pew Research. We expect this trend toward online usage to continue and consumer preference for online purchases to increase. Forrester estimates that e-commerce retail sales in the United States were $176 billion in 2010 and are expected to reach $279 billion by 2015. Forrester also estimates e-commerce retail sales in Europe to grow from €81 billion in 2010 to €134 billion in 2015.

We believe the growing use of the Internet by consumers is driven by many factors, including:

➢	increased acceptance of e-commerce as a convenient way to shop;

➢	decreased concerns about the security and reliability of e-commerce;

➢	improved e-commerce experience through technology innovations, such as broadband Internet access and mobile devices; and

➢	increased recognition and support by retailers and manufacturers of the Internet as an important sales channel.

Trend Toward Online Lending

As a number of traditional financial services such as banking, bill payment and investing have become available online, a growing number of consumers are moving online to complete their financial transactions. According to Forrester, approximately 59% of adults in the United States banked online in 2010. This level of use highlights the extent to which consumers now accept the Internet for conducting their financial transactions and are willing to entrust their financial information to online companies. We believe the increased acceptance of online financial services has led to the increased demand for online lending, the benefits of which include customer privacy, easy access, security, 24 hour per day availability, speed of funding and transparency of fees and interest.

We believe the online lending market is highly fragmented, and significant impediments exist that may prevent new participants from easily entering this market. New entrants must successfully implement an underwriting process, incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand the higher early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including costs to develop customized products conforming to the legal requirements of each jurisdiction of operation and obtain licensing approvals to lend in various states in the United States and in many international jurisdictions.

Significant Consumer Demand

Demand in the consumer segment we serve has been influenced by several demographic and socioeconomic trends, including an overall increase in the population and stagnant to declining growth in the household income for this segment. In addition, we believe that many traditional financial service providers are unwilling or unable to serve our primary customer base due to the higher costs and risks associated with serving these consumers. For example, according to a recent Federal Reserve Bank of

Business

New York report, in the United States approximately $1.1 trillion of consumer credit has been removed from the markets from the third quarter of 2008 to the second quarter of 2011. Demand for products and services like ours was highlighted by a recent paper from the National Bureau of Economic Research which found that almost half of the Americans surveyed reported that it is unlikely that they would be able to gain access to $2,000 to cover a financial emergency, even if given a month to do so. We believe consumers often view short-term consumer loans as a less expensive and more convenient choice for their financial needs than some other alternatives, such as overdraft protection on bank accounts, late payments on credit cards, and banks’ and retailers’ insufficient funds policies. We believe consumers want access to fast and convenient credit from a reputable and trustworthy source.

Our customer base is comprised largely of individuals living in households that earn less than $75,000 or £40,000 annually in the United States and the United Kingdom, respectively, many of whom are considered sub-prime borrowers. Based on our analysis of industry data, we believe our addressable markets are approximately 43 million and 15 million households in the United States and United Kingdom, respectively. The short-term lending market is sizable in both the United States and the United Kingdom. The U.S. Government Accountability Office has estimated that the short-term lending market in the United States represented approximately $40 billion in loan volume in 2010. The U.K. Office of Fair Trading estimates that alternative financial services, including short-term lending, represented approximately £7.5 billion in loan volume in 2008.

OUR COMPETITIVE STRENGTHS

The consumer loan markets in which we operate are very competitive and highly fragmented. We face increased competition from banks, credit unions, other consumer lenders and retail businesses offering similar financial services. We also face increased competition from other online competitors, many of whom we believe may have not devoted the significant resources to regulatory compliance that we have. However, we believe that the following competitive strengths position us well for continued growth:

Scalable and flexible technology platform.    Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

Proprietary analytics and data.    We have developed a fully integrated decision engine that rapidly evaluates and makes credit determinations throughout the customer relationship, including marketing, underwriting, customer service and collections. Our proprietary models are built from over 2.75 terabytes of internal data which includes several years of lending history and millions of transactions. We continually refine our underwriting system to manage default risk and to structure loan terms. We believe our system provides more predictive assessments of future loan behavior when compared to traditional credit assessments such as Fair Isaac Corporation, or FICO, scoring models.

Focus on customer experience.    We believe that alternative credit consumers are not adequately served by other existing providers. To better serve these consumers, we established customer-focused business practices, including 24/7 customer service by phone, email, fax and web chat. We continuously work to improve customer satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

Business

Customer loyalty and brand recognition.    We believe we have established strong relationships with our customer base over the previous seven years. We were an early mover into online lending and have continued to invest in our brands to further increase visibility. We believe customers who wish to access credit again may return to us because of our dedication to customer service and our programs that benefit returning customers, such as our preferred member program, which provides returning customers with discounts on subsequent loans, and our customer referral program, which provides benefits to existing customers who refer new customers to us, and discounts on loan fees for those new customers. In order to develop a comparable database of customers, we believe that competitors would need to incur high marketing and customer acquisition costs, overcome consumer brand loyalties and have sufficient capital to withstand higher early losses associated with unseasoned loan portfolios.

Strong emphasis on regulatory and compliance structure.    We conduct our business in a highly regulated industry. We have devoted significant resources to comply with the laws that apply to us while we believe many of our online competitors have not. Consequently, such competitors may face increased regulatory and compliance risks. We have extensive experience in regulatory and legal compliance and have tailored our lending products and services to comply with the specific requirements of each of the jurisdictions in which we operate, including laws and regulations relating to fees, loan durations, loan amounts and disclosures. Our technology platform was designed to allow us to launch new products in compliance with applicable laws and regulations and with a focus on customer protection.

OUR STRATEGY

Our vision is to be the most trusted online alternative financial resource for hard working people internationally through world-class technology, analytics, operational excellence and customer support. The key elements of our strategy to deliver upon this vision include:

Increase penetration in existing markets.    We believe that we have only reached a small number of the potential customers for our products and services in the markets in which we currently operate. We will continue to pursue new customer acquisition through channels such as lead generation (sourcing potential customers via third-party lead providers, which use digital, email or other marketing efforts to acquire and provide us with loan applicants), traditional advertising and digital advertising. We also leverage our platform by offering online loans to consumers referred to us by certain bricks and mortar lending companies, including Cash America, further increasing penetration in markets we currently serve.

Expand globally to reach new markets.    We intend to build on our global reach by entering new markets, particularly in Latin America and Europe. When pursuing geographic expansion, factors we consider include widespread Internet usage and government policies that promote the extension of credit. Our launch into the United Kingdom in 2007 and Australia and Canada in 2009 demonstrate that we can quickly and efficiently enter new markets. Our revenue from international operations has increased from $1.6 million in 2007, or 1% of our total revenue, to $102.0 million in 2010, or 27% of our total revenue. For the nine-month period ended September 30, 2011, our revenue from international operations was $152.3 million, or 46% of our total revenue. We are currently exploring new international opportunities, including a micro line of credit product for consumers in Mexico.

Introduce new products and services.    We plan to further penetrate existing markets and attract new categories of consumers not served by traditional lenders through the introduction of new products and services. We have introduced new products to expand our businesses from solely single payment consumer loans to installment and line of credit products, using our analytics expertise and our flexible and scalable technology platform. We will continue to develop additional solutions for our customer base with other innovative products.

Business

Continuous process improvement.    Our key areas of continuing focus are:

➢	integrating new data sources to refine our predictive models, which is intended to improve the performance of our portfolio;

➢	increasing loan volumes through efficient and cost effective marketing;

➢	improving customer conversion across the application process; and

➢	improving call center efficiency metrics.

ONLINE LOAN PROCESS

We have created a quick and simple process for customers to apply for a loan, as shown below:

TECHNOLOGY PLATFORM

Our proprietary and custom-designed technology platform is built for scalability and flexibility and is based on proven open source software. The technology platform was designed to be powerful enough to handle the large volumes of data required to evaluate customer applications and flexible enough to capitalize on changing customer preferences, market trends and regulatory changes. The scalability and flexibility of our technology platform allows us to enter new markets and launch new products quickly, often within three to six months from conception to launch.

Business

We continually employ technological innovations to increase the scalability, flexibility, speed and stability of our technology platform, which performs a variety of integrated and core functions:

➢	Front-end system, which includes external websites and landing pages customers use when applying for loans and managing their accounts;

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Back-end systems and CRM systems, which maintain customer-level data and are used by our call center employees to provide real-time information for all inquiries. Our back-end system and CRM, or customer relationship management, system includes, among other things, our contact management system, operational and marketing management system, automated phone system, Interactive Voice Response and call center performance management system;

➢	Decision engine, which rapidly evaluates and makes credit decisions throughout the customer relationship; and

➢	Financial system, which manages the external interface for funds transfers and provides daily accounting, reconciliation and reporting functions.

Key elements of our technology platform include:

Scalable IT infrastructure.    Our IT infrastructure allows us to meet customer demand and accommodate business growth. Our services rely on accessing, evaluating and creating large volumes of data including, for example, information collected from more than 6 million credit reports in 2010. This rich dataset has grown significantly over our seven year history and will continue to grow as our business expands. We believe that our scalable IT infrastructure enables us to meet substantial growth demands.

Flexible software system.    Our software system is designed to allow us to enter new markets and launch new products rapidly, modify our business operations quickly and account for complex regulatory requirements imposed by the jurisdictions in which we operate. We have developed a proprietary software solution that allows us to innovate faster, to improve the customer experience and to be flexible enough to integrate with strategic partners. Our software system and its flexibility allows us much more control over the continually evolving aspects of our business.

Rapid development processes.    Our software development life cycle is rapid and iterative to increase the efficiency of our platform. We are able to implement software updates while maintaining our system stability.

Security.    We collect and store personally identifiable customer information, including names, addresses, social security numbers and bank account information. We have safeguards designed to protect this information. We also created controls to limit employee access to that information and to monitor that access. Our safeguards and controls have been independently verified via regular and recurring audits and assessments.

Redundant disaster recovery.    Our technology platform is distributed across two different locations. This provides redundancy, fault tolerance and disaster recovery functionality in case of a catastrophic outage.

Business

PROPRIETARY DATA AND ANALYTICS

Decision Engine

We have developed a fully integrated decision engine that rapidly evaluates and makes credit and other determinations throughout the customer relationship, including automated decisions regarding marketing, underwriting, customer contact and collections. Our decision engine currently handles over 50 algorithms and over 500 variables. The algorithms in use are monitored, validated, updated and optimized on a periodic basis to continuously improve our operations. In order to support the daily running and ongoing improvement of our decision engine, management believes it has assembled a highly skilled team of over 50 data and analytics professionals.

A typical credit decisioning process for an approved transaction is depicted in the following chart:

Proprietary Data, Models, and Underwriting

Our proprietary models are built on seven years of history, using advanced statistical methods that take into account our experience with the millions of transactions we have processed during that time and the use of data from multiple third-party sources. As of the date of this prospectus, we have over 2.75 terabytes of internal data to consider for modeling use. Management believes the ability to manage and analyze the tremendous breadth of data we have acquired since 2004 is a distinct competitive advantage.

We continually update our underwriting models to manage risk of defaults and to structure loan terms. We use some combination of over 30 factors when evaluating a potential customer, which can include a customer’s income, rent or mortgage payment amount, external credit bureau scores, amount and status of outstanding debt, fraud reports, repayment history, charge-off history and the length of time the customer has lived at his or her current address. We believe our system provides more predictive assessments of future loan behavior and results in superior loan performance when compared to traditional credit assessments, such as FICO, since we designed our system specifically for our specialized products and services.

Our underwriting system is able to assess risks associated with each customer individually based on specific customer information and historical trends in our portfolio. Our system completes these assessments within seconds of receiving the customer’s data. Additionally, we continuously test new third-party data sources and run sampling tests to improve these systems.

Fraud Prevention

Our robust fraud prevention system is built from in-depth analysis of previous fraud incidences and information from third party data sources. We continuously develop and implement ongoing improvements to reduce losses due to fraudulent activity. Our fraud prevention system incorporates algorithms to differentiate customers in an effort to identify suspected fraudulent activity and to reduce our risks of loss from fraud.

Business

Our fraud prevention team has implemented systems that systematically monitor indicators of fraudulent activity and are positioned to respond to suspicious activity quickly. While no system can completely protect against losses from fraud, we believe our systems provide protection against significant fraud losses.

MARKETING

Our marketing efforts are focused on two primary goals: acquire customers at a low cost and promote our brands within the online lending market. We accomplish these objectives through a number different ways, such as:

➢

Lead generation.    We purchase qualified leads for prospective new customers from a number of lead providers who are focused on the online lending market. We believe that our rapid decision-making on lead purchases, strong customer conversion rates and significant scale in each of our markets make us a preferred partner for lead providers.

➢

Traditional advertising.    We use non-digital advertising, such as television, direct mail, radio and outdoor advertisements to drive website traffic and loan volume. We believe our investments through this channel have helped create strong brand awareness and preference in the consumer segments we serve.

➢	Digital acquisition. Our online marketing efforts include pay-per-click, keyword advertising, search engine optimization, affiliate partnerships, social media programs and mobile advertising.

➢	User experience and conversion. We leverage visitor usage metrics as well as website design strategies to improve our conversion rate of website visitors to customers.

We believe that our customers have a strong awareness of and preference for our brands, CashNetUSA, QuickQuid, DollarsDirect and Pounds to Pocket, as a result of our focused marketing efforts and our leadership position in a number of markets.

CUSTOMER SERVICE

We believe that our emphasis on superior customer service is a significant contributor to our growth in annual customer transactions. As of September 30, 2011, we had 193 employees in our customer service department supporting our customers in four countries.

We have two call center facilities, one in our corporate offices in Chicago and another in Gurnee, Illinois, a Chicago suburb, and we do not outsource our call center operations. As of September 30, 2011, we also had an application support team of 80 employees focused on assisting customers with the application process, directly improving our customer conversion rates, plus 58 loan processing employees who verify certain loan application data and monitor loan processing activities. To better serve these consumers, we have established customer oriented business practices, such as offering 24/7 customer service as well as our programs that benefit returning customers, such as our preferred member program and our referral program. We continuously work to improve our customers’ experience and satisfaction by evaluating information from website analytics, customer surveys, call center feedback and focus groups.

COLLECTIONS

Within our two Chicago area call centers, we operate centralized collection teams to coordinate a consistent approach to customer service and collections. We have implemented payment and loan

Business

collection policies and practices designed to maximize loan repayment and to facilitate regulatory compliance while also providing excellent customer service. Our collections employees are trained to help the customer understand available payment alternatives and make arrangements to repay the loan. We use a variety of collection strategies to satisfy a delinquent loan, such as settlements and payment plans. As of September 30, 2011, we had 176 employees in our collections department supporting collections in four countries.

Call center employees contact customers following the first missed payment and periodically thereafter. Our primary methods of contacting past due customers are through phone calls, letters and emails. Loans that we are unable to collect are ultimately sold to debt collection companies. As we do not generally consider in person collection activities to be practical, we do not believe that our collection efforts are subject to any material limitations due to the fact that our customer service centers are located in only one of the markets we serve.

COMPETITION

The consumer loan markets in which we operate are very competitive and highly fragmented. While we believe that we are a major provider of online consumer loan products and services in the United States, it is difficult to determine our competitive position in the markets we serve. Numerous competitors offer consumer loan products and services and many significant competitors are privately held, making it difficult for us to gauge the size of their business or their competitive positions. However, we believe our principal online competitors to customers in the United States include Miami Nation Enterprises, Integrity Advance and certain offshore lenders, many of whom offer short-term consumer loans under multiple brand names and domains. We also compete against storefront short-term consumer lenders that have moved into the online lending markets, including Ace Cash Express, Check ‘n Go, Dollar Financial and Check Into Cash.

In the United Kingdom, we believe that our principal online competitors include PaydayUK, Wonga and Lending Stream. In Australia, we believe our main online competitors are Cash Doctors, PaydayMate and First Stop Money. In Canada, for historical reasons, the industry has been dominated by storefront lenders, and as a result, our principal competitors are not online lenders but storefront lenders, such as Money Mart and The Cash Store.

Impediments exist that prevent new entrants from easily entering the online lending market. New entrants must successfully implement underwriting and fraud prevention processes, incur high marketing and customer acquisition costs, overcome consumer brand loyalty and have sufficient capital to withstand early losses associated with unseasoned loan portfolios. In addition, there are substantial regulatory and compliance costs, including the need for expertise to customize products associated with licenses to lend in various states in the United States and in many international jurisdictions.

In addition to direct online competition, storefront short-term consumer loan lenders are a significant source of competition in most of our markets, including Advance America, Ace Cash Express, Check ‘n Go, Dollar Financial, Check Into Cash and Cash America. We believe that there is also indirect competition to some of our products and services, including bank overdraft facilities and banks’ and retailers’ insufficient funds policies, many of which may be more expensive alternative approaches for consumers to cover their bills and expenses than our products and services. Our products and services also compete with other financial institutions, such as banks, pawn shops, credit services organizations, auto title lenders and consumer finance companies, which can lend on an unsecured as well as a secured basis.

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We believe that the principal competitive factors in our industry consist of the ability to provide sufficient loan size to consumers to meet their loan requests, speed of funding, customer privacy, ease of access, transparency of fees and interest, and customer service.

INTELLECTUAL PROPERTY

We rely on a combination of trademark laws and trade secret protections in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our proprietary analytics, predictive underwriting models and software systems. Protecting our rights to our intellectual property is critical, as it enhances our ability to offer distinctive services and products to our customers, which differentiates us from our competitors. We have several registered trademarks, including CashNetUSA, QuickQuid, DollarsDirect, Pounds To Pocket and our “e” logo.

SEASONALITY

Our U.S. business is seasonal due to the impact of fluctuating demand for our products and services and fluctuating collection rates throughout the year. Demand has historically been highest in the third and fourth quarters of each year, corresponding to the holiday season, and lowest in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds. Typically, our cost of revenue, which represents our loan loss provision, is lowest as a percentage of revenue in the first quarter of each year, corresponding to our customers’ receipt of income tax refunds, and increases as a percentage of revenue for the remainder of each year. Consequently, we experience seasonal fluctuations in our operating results and cash needs.

EMPLOYEES

As of September 30, 2011, we had 833 employees. We are not subject to any collective bargaining agreement and have never been subject to a work stoppage. We believe that we have maintained good relationships with our employees.

PROPERTIES

Our principal executive offices are located in Chicago, Illinois, where we lease approximately 121,000 square feet under a lease that expires in 2017. We also maintain leased offices of approximately 20,000 square feet in Gurnee, Illinois for one of our call center operations. Our Gurnee, Illinois lease expires in 2019. We believe that our existing and planned facilities are adequate to support our existing operations and that, as needed, we will be able to obtain suitable additional facilities on commercially reasonable terms.

Regulation and legal proceedings

GOVERNMENT RELATIONS

Our products and services are subject to extensive federal, state, local and foreign laws and regulations. The regulation of our industry is intended primarily for the protection of consumers rather than investors in our common stock or our creditors and is constantly evolving as new laws and regulations are introduced and existing laws and regulations are repealed, amended and modified. This evolving regulatory landscape creates various uncertainties and risks for the operation of our business, any of which could have a material adverse effect on our business, prospects, results of operations and financial condition. See “Risk factors.”

FEDERAL REGULATION—UNITED STATES

We are subject to the federal Truth in Lending Act, or TILA, and its underlying regulations, known as Regulation Z, and the Fair Credit Reporting Act, or FCRA. These laws require us to provide certain disclosures to prospective borrowers and protect against unfair credit practices. The principal disclosures required under TILA are intended to promote the informed use of consumer credit. Under TILA, when acting as a lender, we are required to disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments and payment due dates to repay the indebtedness. The FCRA regulates the collection, dissemination and use of consumer information, including consumer credit information. The FCRA requires us to promptly update any credit information reported to a credit reporting agency about a consumer and to allow a process by which consumers may inquire about credit information furnished by us to a consumer reporting agency. In addition, the federal FCRA requires us to provide a Notice of Adverse Action to a loan applicant when we deny an application for credit, which, among other things, informs the applicant of the action taken regarding the credit application and of their right to learn the specific reasons for the denial of credit. The federal Equal Credit Opportunity Act prohibits us from discriminating against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age, and requires us to notify credit applicants of any action taken on the individual’s credit application.

The use of consumer reports and other personal data used in credit underwriting is governed by the FCRA and similar state laws governing the use of consumer credit information. The FCRA establishes requirements that apply to the use of “consumer reports” and similar data, including certain notifications to consumers where their loan application has been denied because of information contained in their consumer report. Some of our services may, as of the date of this offering, include the assembly and delivery of consumer reports, or similar reports, to affiliated and potentially other third-parties. As a distributor of consumer reports and similar data, if we become a Consumer Reporting Agency, or CRA, as defined by the FCRA, we would be required to comply with certain aspects of these laws and regulations that apply to CRAs. Non-compliance with the FCRA, either as a user or as a CRA, could lead to statutory penalties, private litigation for damages or, in certain cases, regulatory investigation and sanctions, including obligations under government initiated consent decrees.

We are also subject to the federal Fair and Accurate Credit Transactions Act, which requires us to adopt written guidance and procedures for detecting, preventing and responding appropriately to mitigate identity theft and to adopt various coworker policies and procedures and provide coworker training and materials that address the importance of protecting non-public personal information and aid us in detecting and responding to suspicious activity, including suspicious activity that may suggest a possible identity theft red flag, as appropriate.

Regulation and legal proceedings

We are also subject to the USA PATRIOT Act under which we must maintain an anti-money laundering compliance program covering certain of our business activities. The program must include: (1) the development of internal policies, procedures and controls; (2) designation of a compliance officer; (3) an ongoing employee training program; and (4) an independent audit function to test the program. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control requires that assets and transactions involving target countries and specially designated nationals be frozen.

Under the Bank Secrecy Act and regulations of the U.S. Department of the Treasury, we must report transactions occurring in a single day involving currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as single transactions if we have knowledge that the transactions are by, or on behalf of, any person or entity and result in either cash in or cash out totaling more than $10,000 during any one day. Also, federal regulations require us to report suspicious transactions involving at least $2,000 in a single day to the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN. The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the business knows, suspects or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no legitimate business or lawful purpose. Certain of our subsidiaries are registered as money services businesses with the U.S. Treasury Department and must re-register with FinCEN at least every two years. Such subsidiaries must also maintain a list of names and addresses of, and other information about, their business and must make that list available to any requesting law enforcement agency. This list must be updated at least annually.

Federal law also limits the annual percentage rate to 36% on certain consumer loans made to members of the U.S. military, active-duty reservists and members of the National Guard and their immediate families. This 36% annual percentage rate cap applies to a variety of consumer loan products, including short-term consumer loans. Therefore, due to these rate restrictions, we are unable to offer certain short-term consumer loans to members of the military or their spouses and dependents.

The consumer loan business is also subject to various laws, rules and guidelines relating to the procedures and disclosures required in debiting or crediting a debtor’s bank account relating to a consumer loan (i.e., ACH funds transfer). Additionally, we use the federal Fair Debt Collection Practices Act, or FDCPA, as a guide to operating our collection activities, and we are required to comply with all applicable state collection practices laws. Furthermore, we are subject to various state and federal e-signature rules mandating that certain disclosures be made and certain steps be followed in order to obtain and authenticate e-signatures.

We are also subject to various federal and state laws and regulations relating to privacy and data security. Under these laws, including the federal Gramm-Leach-Bliley Act, we must disclose to our customers our privacy policy and practices, including those policies relating to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers when the customer relationship is established and, in some cases, at least annually thereafter. These regulations also require us to ensure that our systems are designed to protect the confidentiality of customers’ nonpublic personal information. These regulations also dictate certain actions that we must take to notify our consumers if their personal information is disclosed in an unauthorized manner.

A variety of bills aimed at consumer loan services, such as those that we provide, have been proposed or introduced in the U.S. Congress in recent years. In 2008 and 2009, bills were introduced in Congress that would have placed a federal cap of 36% on the effective annual percentage rate, or APR, on all consumer loan transactions. Another bill would have placed a 15-cents-per-dollar borrowed ($0.15/$1.00) cap on

Regulation and legal proceedings

fees for single payment consumer loans, and placed other restrictions on single payment consumer loans. These and other bills previously introduced, had they passed, would have severely restricted our ability to offer our consumer loan products. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. As such, we expect that Congress will continue to debate bills that could materially impact our credit products and services.

In July 2010, the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or Dodd-Frank. Title X of Dodd-Frank establishes the Consumer Financial Protection Bureau, or the CFPB, which became operational on July 21, 2011. Under Dodd-Frank, once Congress has approved a director of the CFPB, it will have regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of many consumer loan lenders such as us. Included in the powers afforded the CFPB, once a director is in place, is the authority to adopt rules describing specified acts and practices as being “unfair,” “deceptive” or “abusive,” and hence unlawful. While Dodd-Frank expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that short-term consumer loan lending should be a regulatory priority. It is possible that at some time in the future the CFPB could propose and adopt rules making such lending materially less profitable or impractical. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to our consumer loan products. Since the director of the CFPB will have significant influence in establishing the CFPB’s priorities and the direction of the CFPB’s rulemaking activities, the timeframe on which the CFPB considers rules applicable to consumer loan products and services such as ours, and the nature and extent of such rules, will depend in large part on who ultimately becomes the director of the CFPB.

In addition to Dodd-Frank’s grant of regulatory powers to the CFPB, Dodd-Frank gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws (including the CFPB’s own rules). In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1 million per day for knowing violations. Also, where a company has violated Title X of Dodd- Frank or CFPB regulations under Title X, Dodd-Frank empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties).

STATE REGULATION—UNITED STATES

Our business is regulated under a variety of enabling state statutes, all of which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. As of the date of this prospectus, we operate in 32 states that have specific statutes and regulations that enable us to offer economically viable products. We currently do not conduct business in the remaining states or in the District of Columbia because we do not believe it is economically feasible to operate in those jurisdictions due to specific statutory or regulatory restrictions, such as interest rate ceilings or caps on the fees that may be charged. However, we may later offer our products or services in any of these states or the District of Columbia if we believe doing so may become economically viable because of changes in applicable statutes or regulations or if we determine we can broaden our product offerings to operate under existing laws and regulations. Despite the lack of specific laws, other laws may permit us to offer products and services in these states.

Regulation and legal proceedings

The scope of state regulation, including the fees and terms of our products and services, varies from state to state. The terms of our products and services vary from state to state in order to comply with the laws and regulations of the states in which we operate.

The states with laws that specifically regulate our products and services typically limit the principal amount of a consumer loan and set maximum fees or interest rates that customers may be charged. Some states also limit a customer’s ability to renew a short-term consumer loan and require various disclosures to consumers. State statutes often specify minimum and maximum maturity dates for consumer loans such as ours and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due amounts are subject to consumer protection laws and state regulations relating to debt collection practices. In addition, some states restrict the advertising content of our marketing materials. Also, some states require us to report loan activity to state-wide databases and restrict the number and/or principal amount of loans a consumer may have outstanding at any particular time or over the course of a particular period of time, typically twelve months.

In states or jurisdictions where we offer our CSO programs, we comply with that jurisdiction’s Credit Services Organization Act or a similar statute. These laws generally define the services that we can provide to consumers and requires us to provide a contract to the customer, outlining our services and the cost of those services to the customer. In addition, these laws may require additional disclosures to consumers and may require us to be registered with the jurisdiction and/or be bonded.

Over the last few years, legislation that prohibits or severely restricts our products and services has been introduced or adopted in a number of states, and we expect that trend to continue for the foreseeable future. Due to legislation adopted in Maryland that became effective October 1, 2010, we ceased offering consumer credit services through our CSO program in that state. Recently passed legislation in the states of Minnesota, passed in 2009, Colorado and Wisconsin, which became effective in 2010, and Illinois, which became effective in early 2011, affect our offering of consumer loans in each of those states, causing us to cease offering loans in Colorado and to reduce the volume of short-term consumer loans offered in Minnesota, Wisconsin and Illinois. In addition, a recently passed ballot initiative in the State of Montana, which became effective in January 2011, caused us to discontinue offering consumer loans in that state in December 2010. On October 19, 2010, the Pennsylvania Supreme Court upheld the Commonwealth Court of Pennsylvania’s prior decision from July 2009 against Cash America and us and in favor of the Pennsylvania Department of Banking which makes it unprofitable for us to conduct our business in Pennsylvania. As a result of the initial decision by the Commonwealth Court, we ceased offering consumer loans in Pennsylvania in July 2009. Legislation was adopted in New Hampshire in 2008 that effectively prohibits us from offering short-term consumer loans to consumers in that state. As a result, in December 2008, we stopped offering short-term consumer loans in that state. In the state of Washington, a law adopted in 2010 placed a number of restrictions on our short-term consumer loan product including limiting the number of loans a customer may take to eight in any one year. As a result, our new customer transaction volume in that state has declined. New laws in Wisconsin implement a statewide database to monitor the number and dollar amount of short-term consumer loans made to customers.

Further, legislation permitting short-term consumer loans in Arizona expired in July 2010, and as a result, we ceased operating in Arizona. The Mississippi legislature passed legislation during the first quarter of 2011 which has caused us to modify, and will further cause us to modify, certain aspects of our short-term consumer loan product in that state. This Mississippi legislation also extended the statute’s sunset provision through 2016. Part of this legislation became effective immediately after passage; the remainder becomes effective on January 1, 2012. Also, a ballot initiative has been filed in Missouri that, if passed, would likely require us to cease offering our consumer loan products in that state.

Regulation and legal proceedings

We are regularly refining our consumer loan services and developing new products and services or operations to address recent or anticipated legislative and regulatory changes. Some of these legislative and regulatory changes may require us to cease operations, while other changes may result in less significant short-term or long-term changes, interruption in revenue or lower operating margins. We generally cannot estimate what effect, if any, operational changes we make in response to legislative and regulatory changes may have on our financial results until we determine whether we are able to develop legal and financially viable alternative products and services and assess consumers’ acceptance of such alternatives.

Statutes authorizing consumer loans and similar products and services such as ours typically provide the state agencies that regulate banks and financial institutions or similar state agencies with significant regulatory powers to administer and enforce the law. In most jurisdictions, we are required to apply for a license, file periodic written reports regarding business operations, and undergo comprehensive examinations or audits from time to time to assess our compliance with applicable laws and regulations. Under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that affect the way we do business and may force us to terminate or modify our operations in particular states or affect our ability to renew licenses we hold. They may also impose rules that are generally adverse to our industry.

In some cases, we rely on the interpretations of the staff of state regulatory bodies with respect to the laws and regulations of their respective jurisdictions, which may change as the staff of state regulatory bodies change. If staff interpretations on which we rely change, any such changes could have a negative impact on our business. For example, an adverse change in a staff interpretation by the Pennsylvania Department of Banking caused us to terminate our operations in Pennsylvania in July 2009 following our unsuccessful challenge to that interpretive change.

State attorneys general and financial services regulators scrutinize our products and services and could take actions that may require us to modify, suspend, or cease operations in their respective states. We regularly receive, as part of comprehensive state examinations or audits or otherwise, comments from state attorneys general and financial services regulators about our business operations and compliance with state laws and regulations. These comments sometimes allege violations of, or deficiencies in complying with, applicable laws and regulations. While we resolve most such allegations promptly and without penalty, we operate in a large number of jurisdictions with varying requirements and we cannot always anticipate how state attorneys general and financial services regulators will scrutinize our products and services or the products and services of our industry.

In addition, in states in which we are licensed to operate, we must comply with all applicable license requirements, including those concerning direct or indirect changes in control of the licensed entities. Most states in which we conduct licensed operations impose requirements related to changes in control of licensed entities or changes of officers of licensed entities or of controlling entities of licensed entities. There is a risk that state agencies responsible for licensing our operations may, as a result of this offering, impose unexpected requirements related to the change of control of the Company or its subsidiaries. Any such unexpected requirements, if imposed, could result in delays or limitations on our operations.

State-specific legislative or regulatory action can reduce our revenue and/or margins in a state, cause us to temporarily operate at a loss in a state, or even cause us to cease or suspend our operations in a state. From time to time, we may also choose to operate in a state even if legislation or regulations cause us to operate at a loss in that state.

Regulation and legal proceedings

LOCAL REGULATION—UNITED STATES

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations. These local rules and regulations are subject to change and vary widely from city to city. Local jurisdictions’ efforts to restrict short-term lending have been increasing. Typically, these local ordinances apply to storefront operations, however, local jurisdictions could attempt to enforce certain business conduct and registration requirements on online lenders lending to residents of that jurisdiction, even though no such attempt has been made previously. Actions taken in the future by local governing bodies to impose other restrictions on consumer lenders such as us could have a material adverse effect on our business, prospects, results of operations and financial condition and could impair our ability to continue current operations.

INDUSTRY-GROUP BEST PRACTICES

In addition to our compliance with federal, state, and local regulatory requirements applicable to consumer loan products, we endeavor to adhere to certain industry-group best practices. We are a member of the Online Lenders Alliance, or OLA, which is a professional organization representing the growing industry of U.S.-based companies offering online consumer loans. All OLA member companies agree to adhere to the OLA Best Practices and Code of Conduct developed by OLA to ensure that consumer loan customers are fully informed, are fairly treated and are using all lending products and practices responsibly. The OLA also has been tasked with clearing up misconceptions and myths surrounding the online lending industry and educating the public, legislators and regulators about the demand for and importance of consumer loan products on the Internet. The OLA Best Practices are summarized as follows:

➢	Disclose all loan terms in a transparent and easy to understand way to help consumers make educated decisions;

➢	Provide consumers a chance to change their mind by maintaining a reasonable cancellation policy;

➢	Comply with all applicable laws and regulations and be in good standing with applicable governing officials and regulatory bodies;

➢	Protect consumers’ personal data with comprehensive website security and a privacy policy;

➢	Help consumers help themselves by providing referrals to credit counseling, education and assistance where appropriate;

➢	Follow all Truth-in-Lending Practices;

➢	Use advertising and marketing practices that promote the responsible use of short-term credit services;

➢	Prohibit any false, misleading or deceptive acts or practices;

➢

Provide comprehensive website security and fraud prevention practices that include timely and accurate reports on loan activity, consumer notification of account use, and validation of routing numbers;

➢	Treat consumers with respect and use fair, professional and non-abusive collection practices; and

➢	Prohibit the use of unlawful threats, intimidation, or harassment to collect accounts.

FOREIGN REGULATION

In the United Kingdom, our consumer lending activities must comply with the CCA and related rules and regulations (including certain provisions of the European Union Consumer Credit Directive, or EU

Regulation and legal proceedings

CCD), which, among other things, prescribe the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. We must maintain a license from the OFT, which is responsible for regulating consumer credit and competition. We must also follow the Irresponsible Lending Guidance of the OFT, which provides greater clarity for lenders as to business practices that the OFT believes constitute irresponsible lending under the CCA. We are subject to the requirements of the DPA and are fully registered as a data-controller under the DPA as required. Finally, we are certified under the EU Safe Harbor provisions, which allows us to pass EU data to non-EU countries.

On October 19, 2011, the OFT issued new debt collection guidance, updating prior guidance, that affects all businesses engaged in the recovery of consumer credit debts in the United Kingdom. The new guidance could restrict the number of times and the amounts that short-term consumer lenders such as us are allowed to debit a customer’s account, which includes debits to both bank accounts and debit cards. As discussed above, we are required to follow guidance issued by the OFT. The new OFT guidance provides that short-term consumer lenders such as us may debit a customer’s account only on the date or dates expressly set forth in the customer’s contract unless the debiting on another date has been specifically agreed with the customer subsequent to the agreement having been concluded. Additionally, the new guidance also provides that short-term consumer lenders such as us may debit a customer’s account only for the amounts expressly set forth in the customer’s contract unless the debiting for another amount has been specifically agreed with the customer subsequent to the agreement having been concluded. We, along with other short-term consumer loan lenders and trade associations with which we are affiliated, are in the early stages of interpreting the guidance and assessing its impact on our business and current practices. Compliance with the new guidance could result in significant changes to our operations and collection practices and could result in lower collections on loans made by us and a decrease in the number of customers that we are able to approve, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

In Australia, we act as a finance broker, offering the lending products of unaffiliated third-party lenders, which is similar to the credit services organization program in the U.S. We follow the responsible lending guidelines under the National Consumer Credit Protection Act (2010), or NCCPA. In addition, several Australian states have interest rate caps in place. However, a draft bill covering amendments to the NCCPA was proposed on August 25, 2011 and includes limitations on the interest rate charged on consumer loans such as ours and prohibits loan extensions and refinancings. The draft bill, if passed, would supersede any state interest rate caps. As described under “Risk factors—We may need to exit Australia if the proposed consumer loan legislation passes,” if this legislation is enacted, we may need to exit Australia.

In Canada, the Canadian Parliament has granted the individual provinces jurisdiction to develop laws and regulations for our industry. To date, five provinces have a regulatory framework in place which allows for online short-term lending. We currently offer our lending product in three of those provinces. In general, the regulations require lenders to be licensed, set maximum fees and regulate collection practices.

LEGAL PROCEEDINGS

On March 5, 2009, Peter Alfeche and Kim Saunders, on behalf of themselves and all others similarly situated, filed a purported class action lawsuit, which we refer to as the Alfeche litigation, in the U.S. District Court for the Eastern District of Pennsylvania against Cash America, our parent, and several of our online subsidiaries, Cash America Net of Nevada, LLC, Cash America Net of Pennsylvania, LLC and

Regulation and legal proceedings

Cash America of PA, LLC. The lawsuit alleges, among other things, that our online consumer loan activities in Pennsylvania were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the Pennsylvania Consumer Discount Company Act, or the CDCA, and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that several of our contractual provisions, including the class action waiver and the choice of law and arbitration provisions, are not enforceable under Pennsylvania law and that our loan contracts are void and unenforceable. The complaint also seeks unspecified compensatory damages (including the trebling of certain damages), punitive damages, and attorney’s fees. The defendants filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. On August 12, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted our motion to compel arbitration and stayed the litigation. On August 26, 2011, the plaintiffs filed a motion to reconsider, which the court denied. In September 2011, plaintiffs filed a motion for certification for interlocutory appeal and the court has not yet ruled on this motion. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and we are currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary, or ASC 450-20-20, for this litigation. We believe that the plaintiffs’ claims in this suit are without merit and intend to vigorously defend this lawsuit.

On December 4, 2009, Krystle Wilson filed a lawsuit, which we refer to as the Wilson litigation, against Cash America Net of Illinois d/b/a CashNetUSA alleging violation of the Texas Debt Collection Practices Act, violation of the Texas Deceptive Trade Practices Act, and invasion of privacy. In April 2011, the plaintiff amended her petition to include a purported class action claim, and named Cash America, our parent, as well as our subsidiaries Cash America Net Holdings, LLC, Cash America Net of Texas, LLC and Enova Financial Holdings, LLC as additional defendants (and corrected the name of the previously-named defendant to Cash America Net of Illinois, LLC). The amended petition alleges, among other things, that our consumer loan activities violate the Texas Credit Services Organization Act, or the CSOA, and that in our efforts to collect on loans issued through the CSOA loan program, we violated the Texas and Federal Fair Debt Collection Practices Acts. The plaintiff seeks unspecified compensatory damages, attorney’s fees and punitive damages. In June 2011, we removed this action to the U.S. District Court for the Northern District of Texas (Fort Worth Division) and have filed a motion to enforce the arbitration provision, including the class action waiver, located in the agreements governing the lending activities. The parties are awaiting the U.S. District Court’s ruling on this motion. In September 2011, the court granted the parties’ joint motion requesting that the case be stayed pending resolution of the motion to enforce the arbitration provision. The Wilson litigation is still at an early stage. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and we are currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, for this litigation. We believe that the plaintiff’s claims in this suit are without merit and intend to vigorously defend this lawsuit.

On September 16, 2010, Blue String Ventures, Inc., or Blue String, filed a lawsuit against Cash America International, Inc. d/b/a CashNetUSA in the U.S. District Court for the District of Nevada. The lawsuit alleges breach of contract and breach of the covenant of good faith and fair dealing by Cash America as a result of our alleged failure to purchase two domain names from Blue String for $2.8 million. The complaint seeks damages or, in the alternative, specific performance of the alleged agreement, as well as pre- and post-judgment interest and attorneys’ fees and costs. This lawsuit is related to our business, and we are responsible for defending this lawsuit and for any liabilities that may arise, if any. The defendant filed a motion for summary judgment, which was denied in September 2011. Blue String filed a motion for partial summary judgment in August 2011, and the court has not yet ruled on this motion. Oral argument has been scheduled for November 16, 2011. Neither the likelihood of an unfavorable outcome

Regulation and legal proceedings

nor the ultimate liability, if any, with respect to this matter can be determined at this time. We believe that the plaintiff’s claims in this suit are without merit and intend to vigorously defend this lawsuit. We believe a loss in this litigation is reasonably possible, as defined by ASC 450-20-20, and estimate the range of loss to be between $0 and $2.8 million, which does not include requests by the plaintiff for attorney’s fees or any unspecified interest. This is only an estimate and the ultimate liability, if any, could be more or less than this amount. Litigation is inherently unpredictable, and it is possible that an adverse outcome from this proceeding could exceed the amount estimated in an amount that could be material to our financial condition, results of operations and cash flows.

We are also a defendant in certain routine litigation matters encountered in the ordinary course of our business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Daniel R. Feehan	60	Executive Chairman of the Board of Directors
Timothy S. Ho	31	President, Chief Executive Officer and Director
Alex T. King	39	Senior Vice President—Operations
Kenneth P. Pedotto	46	Senior Vice President—Business Development
Kenneth Schultz	37	Senior Vice President, Chief Financial Officer and Treasurer
Ozgul Baysar	32	Vice President—Chief Analytics Officer
Fred Lee	37	Vice President—Chief Information Officer
Daniel Shteyn	42	Vice President—Operations
Lisa M. Young	45	Vice President—General Counsel, Secretary and Chief Compliance Officer
Albert Goldstein	30	Director
Dean W. Hatton	51	Director
James G. Kelly	49	Director

Daniel R. Feehan has served as Executive Chairman of the Board and a director since September 2011. Mr. Feehan has served as the Chief Executive Officer and President of Cash America since February 2000. He served as Cash America’s President and Chief Operating Officer from January 1990 until February 2000, except that he served as Chairman and Co-Chief Executive Officer of Mr. Payroll Corporation from February 1998 to February 1999 before returning to the position of President and Chief Operating Officer of Cash America. Mr. Feehan currently serves as a director at Cash America, AZZ incorporated and RadioShack Corporation where he has served since 1984, 2000 and 2003, respectively. Mr. Feehan received a Bachelor of Business Administration degree in Accounting from Texas A&M University. We believe Mr. Feehan’s qualifications to sit on our Board of Directors include, among other things, his leadership experience, specifically his experience as Chief Executive Officer of Cash America, his knowledge of the consumer finance industry, his experience and background in finance and accounting and his experience as a director of multiple publicly traded companies, which has given him a strong understanding of public company corporate governance.

Timothy S. Ho has served as President, Chief Executive Officer and a director since September 2011. Prior to that, Mr. Ho has served as Cash America’s President—E-Commerce Division since October 2008 and was Senior Vice President—Strategic Development—E-Commerce Division from February 2008 until October 2008, where he oversaw the division’s strategy, marketing and analytics. Mr. Ho joined CashNetUSA, now referred to as Enova, in January 2006 as Director of Process Development, and he joined Cash America in September 2006 as Vice President of Business Development—Internet Services in conjunction with Cash America’s acquisition of CashNetUSA. Prior to joining Enova, Mr. Ho worked in program management at GE Healthcare in Milwaukee, Wisconsin. He received a Bachelor of Science degree in Computer Science from the University of Illinois at Urbana-Champaign. We believe Mr. Ho’s qualifications to sit on our Board of Directors include, among other things, his knowledge of our company and our business that he obtained as Cash America’s President—E-Commerce Division and his other roles within Enova, his leadership experience, specifically his experience as an executive officer of Cash America, and his knowledge of the consumer finance industry.

Management

Alex T. King has served as Senior Vice President—Operations since September 2011. Mr. King joined Enova in September 2006 as Director of Program/Product Management. Mr. King served as Vice President—Program Management from September 2007 to July 2008 and Vice President—United Kingdom Operations from July 2008 to August 2011, when he became Senior Vice President—Operations. From January 2004 to September 2006, Mr. King was involved in the management of a start-up company and responsible for preparation of the business plan, raising start-up capital and managing operations. Prior to that, Mr. King was a consultant for McKinsey & Company and a Commercial Lending Officer with DBS Bank in Singapore. Mr. King received a Bachelor of Science degree in Business Administration, with a dual major in finance and economics, from the University of Florida and a Master of Business Administration from The University of Chicago.

Kenneth P. Pedotto has served as Senior Vice President—Business Development since September 2011. Mr. Pedotto joined Enova in September 2008 as Senior Director—Global Initiatives and served as Vice President— Global Initiatives from January 2009 to May 2010 and as Senior Vice President—Global Initiatives since May 2010. From August 2007 to September 2008, Mr. Pedotto served as a consultant for clients in the area of strategy, finance and operations. From January 2006 to July 2007, Mr. Pedotto was Vice President—Business Development and Strategy for Advance America Cash Advance Centers. From June 2004 to January 2006, Mr. Pedotto served as Vice President—Treasury Services, Business Development and Strategy for Wachovia Bank. Prior to that, Mr. Pedotto’s other experience includes executive positions at Waldo’s Dolar Mart de Mexico, serving as a consultant at McKinsey & Company, various positions at Welch Foods, and serving as a nuclear trained submarine officer in the United States Navy. Mr. Pedotto received a Bachelor of Science degree in Chemical Engineering from Colorado State University and a Master of Business Administration from The University of Chicago.

Kenneth Schultz has served as Senior Vice President, Chief Financial Officer and Treasurer since September 2011. Mr. Schultz has served as Cash America’s Senior Vice President and Chief Financial Officer—E-Commerce Division since February 2008 and was its Vice President and Chief Financial Officer—E-Commerce Division from August 2007 until February 2008. Mr. Schultz joined Enova in March 2006 as Vice President and Chief Financial Officer and he joined Cash America in September 2006 as Vice President—Chief Financial Officer—Internet Services in conjunction with Cash America’s acquisition of CashNetUSA. From August 2003 to February 2006, Mr. Schultz worked as an investment banker in the Global Financial Sponsors Group for Lehman Brothers. Prior to that, Mr. Schultz was an investment banker for A. G. Edwards & Sons and a consultant with PricewaterhouseCoopers LLP. Mr. Schultz received a Bachelor of Arts degree in Accounting from Michigan State University and a Master of Business Administration from The University of Chicago.

Ozgul Baysar has served as Vice President—Chief Analytics Officer since September 2011. Ms. Baysar joined Enova in September 2008 as a Senior Associate in Business Analytics, served in various positions within Analytics, and became a Vice President in September 2011. From September 2005 to September 2008, Ms. Baysar worked as a Senior Industrial Engineer at United Airlines, Inc. She received a Bachelor of Science degree in Industrial Engineering from Middle East Technical University, Ankara, Turkey, and a Master of Science degree in Industrial and Systems Engineering from Georgia Institute of Technology.

Fred Lee has served as Vice President—Chief Information Officer since September 2011. Mr. Lee joined Enova in November 2008 as Senior Development Manager and served as the Senior Director—Technology from June 2011 until August 2011, when he became a Vice President. From May 2007 to November 2008, Mr. Lee was the Director of Web Strategy at Vail Systems, an enhanced network services provider that develops, hosts and licenses scalable and extensible customer care and conferencing solutions for service providers and enterprises, where he was responsible for the creation and

Management

development of Vail System’s web-based services and products. From September 2006 to May 2007, Mr. Lee was the Digital Development Manager for The Indianapolis Star, where he managed the development team for the newspaper’s Innovation and Development team. From July 2004 to September 2006, Mr. Lee was the Practice Manager for Technology Services Group, a provider of open source software products and consulting services. He received a Bachelor of Science degree in Industrial Engineering from Purdue University and a Juris Doctor from Loyola University Chicago School of Law.

Daniel Shteyn has served as Vice President—Operations since September 2011. Mr. Shteyn joined Enova in March 2009 as Senior Director—Canadian Operations, became responsible for Australian Operations in May 2010 and became Vice President in July 2011. From September 2008 to February 2009, Mr. Shteyn was a partner at Morgan Geare, a boutique Canadian merchant bank. From May 2005 until September 2008, Mr. Shteyn worked as an equity research analyst with Desjardins Securities Inc., a Canadian full-service investment dealer. Prior to that, Mr. Shteyn was an investment banker with TD Securities Inc., the investment banking arm of TD Bank Financial Group. He is a member of the Canadian Institute of Chartered Accountants, and he received a Bachelor of Commerce, a Graduate Diploma in Public Accountancy and a Master of Business Administration from McGill University in Montréal, Québec, Canada.

Lisa M. Young has served as Vice President—General Counsel, Secretary and Chief Compliance Officer since September 2011. Ms. Young joined Enova in June 2009 as General Counsel and became Vice President—General Counsel in August 2011. Ms. Young previously served as Vice President—Assistant General Counsel of JPMorgan Chase following the merger of Bank One and JPMorgan Chase in July 2004. From May 2003 to June 2004, she served as Senior Counsel with Bank One. Prior to joining Bank One, Ms. Young served as an attorney in the Consumer Financial Services Litigation practice groups of McGuireWoods LLP and Lovells LLP (currently known as Hogan Lovells US LLP) and as a litigation attorney at Goldberg Kohn Ltd. She received a Bachelor of Science degree in Electrical Engineering from the University of Notre Dame and a Juris Doctor from Northwestern University.

Albert Goldstein has served as a director since September 2011. Mr. Goldstein has served as a director of Cash America since April 2009. Mr. Goldstein is a founding partner of Pangea Equity Partners, a private equity fund focused on real estate related assets targeting the distressed residential multi-family real estate market, which was founded in October 2008. Mr. Goldstein joined Cash America in September 2006 as Executive Vice President—Internet Services in conjunction with Cash America’s acquisition of CashNetUSA and was President of Cash America’s E-Commerce Division from August 2007 until October 2008. Mr. Goldstein founded our predecessor, CashNetUSA, in September 2003 and was President and Chief Executive Officer from its inception until it was acquired by Cash America. Prior to September 2003, Mr. Goldstein was an investment banker with Deutsche Bank’s Leveraged Finance/Industrials Coverage practice in New York and worked on various secured and unsecured leveraged debt transactions. We believe Mr. Goldstein’s qualifications to sit on our Board of Directors include, among other things, his knowledge of our company and our business, that he obtained as the President and Chief Executive Officer of CashNetUSA and as the Executive Vice President—Internet Services and President of Cash America’s E-Commerce Division after CashNetUSA was acquired in 2006, his entrepreneurial experience as both the founder of CashNetUSA and another start-up company, and the leadership, financial and operational experience he obtained as an executive officer of CashNetUSA and Cash America and as a former investment banker.

Dean W. Hatton has served as the President and Chief Executive Officer and as a director of Higher One Holdings, Inc. since March 2002. Higher One Holdings, Inc. is a provider of technology and payment services to the higher education industry and is a publicly held corporation that is listed on the New York Stock Exchange. From 2001 to 2002, Mr. Hatton was President and Chief Executive Officer of

Management

Yclip, Inc., a direct marketing promotion company that was sold to First Data Corporation. From 1999 to 2001, Mr. Hatton was Executive Vice President and Chief Operations Officer of Carlson Wagonlit Travel, a corporate travel and expense management company, and from 1997 to 1999, he was a Senior Vice President at Citigroup, where he was Chief Executive Officer of Travelers Property Casualty Direct Response. We believe that Mr. Hatton should serve on our Board of Directors due to his experience as the Chief Executive Officer of Higher One Holdings where he has acquired extensive experience in delivery of payment services using advanced technology that will contribute to the technological focus of our business. Further, we believe Mr. Hatton should serve on our Board of Directors in light of his experience in executive management and corporate governance that he has acquired through his service as the President and Chief Executive Officer of a publicly held company.

James G. Kelly has served as an advisor to private equity funds and companies in the financial and IT services industry since April 2010. Mr. Kelly served as President and Chief Operating Officer of Global Payments Inc. from November 2008 until April 2010. Global Payments is a leading provider of electronic transaction processing services for consumers, merchants, independent sales organizations, financial institutions, government agencies and multi-national corporations located throughout the United States, Canada, the United Kingdom, the Asia-Pacific region, the Czech Republic and the Russian Federation. Global Payments is a publicly held corporation listed on the New York Stock Exchange. Prior to serving as President and Chief Operating Officer of Global Payments, he served as Senior Executive Vice President (April 2004-November 2008) and Chief Operating Officer (October 2005-April 2010) of Global Payments, and from February 2001 through October 2005, he served as Chief Financial Officer of Global Payments. We believe that Mr. Kelly should serve on our Board of Directors due to his experience as the President and Chief Operating Officer of Global Payments where he has acquired extensive experience regarding domestic and international electronic transaction processing services that will benefit our international business and our transaction processing platform. Further, we believe Mr. Kelly should serve on our board in light of his experience in executive management and operations that he has acquired through his service as the President and Chief Operating Officer of a publicly held company.

BOARD OF DIRECTORS

At or prior to consummation of this offering, our board of directors will consist of         members as we expect our board of directors to appoint additional “independent” directors as defined under the rules of the NYSE. Our board of directors is currently composed of five members. Upon completion of the offering, our board of directors will be composed of          members.

Director Independence

Upon the completion of this offering, we intend to have our common stock listed on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of our board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit

Management

committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that none of Messrs.             ,             and             , representing             of our             directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. Our board of directors also determined that Messrs.             ,             and             , who will comprise our audit committee, Messrs.             ,             and             who will comprise our management development and compensation committee, or the Compensation Committee, and Messrs.             ,             and             , who will comprise our nominating and governance committee, satisfy the independence standards for those committees established by the rules of the NYSE and applicable SEC rules. In making these determinations, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Risk Management and Oversight

Our full board of directors will oversee our risk management process. Our board of directors oversees a company-wide approach to risk management, carried out by our management. Our full board of directors determines the appropriate risk for us generally, assesses the specific risks faced by us, and reviews the steps taken by management to manage those risks.

While the full board of directors maintains the ultimate oversight responsibility for the risk management process, its committees oversee risks in certain specified areas. In particular, our Compensation Committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, and the incentives created by the compensation awards it administers. Our audit committee oversees management of enterprise risks as well as financial risks. Effective upon the listing of our common stock on the NYSE, our nominating and corporate governance committee will be responsible for overseeing the management of risks associated with the independence of our board of directors. Pursuant to our board of directors’ instruction, management regularly reports on applicable risks to the relevant committee or the full board of directors, as appropriate, with additional review or reporting on risks conducted as needed or as requested by our board and its committees.

Committees of the Board of Directors

Before the completion of this offering, our board of directors will establish an audit committee, a management development and compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter that will be adopted by our board of directors. Upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, NYSE and SEC rules and regulations.

Audit committee

Our audit committee will be comprised of Messrs.             ,             and             , each of whom is a non-employee member of our board of directors. Mr.             will be the chairperson of our audit committee. All of the members of the audit committee are financially literate and have accounting or related financial management expertise within the meaning of the rules of the NYSE. Our board of directors has determined that Mr.             qualifies as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Management

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our affiliated and subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which is provided to stockholders and others, and the system of internal controls which management and the board of directors have established. The audit committee will oversee the independent auditors, including their independence and objectivity. However, the committee members will not be acting as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist the audit committee in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

Compensation committee

Our Compensation Committee will be comprised of Messrs.             ,             and             . Mr.             will be the chairperson of our Compensation Committee. The primary responsibilities of our Compensation Committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and our other executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our Compensation Committee will also administer and have discretionary authority over the issuance of stock awards under our stock compensation plans.

Nominating and corporate governance committee

Our nominating and corporate governance committee will be comprised of Messrs.             ,             and             . Mr.             will be the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The nominating and corporate governance committee will be responsible for, among other things, assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors, reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors, reviewing the succession planning for our executive officers, overseeing the evaluation of our board of directors and management, and recommending members for each board committee to our board of directors.

Director Compensation

Members of our board of directors, whether or not employees, received no additional compensation for their services as directors in 2010. Following the completion of this offering, we intend to pay an annual retainer fee of $45,000 to each non-employee director. We intend to pay an annual retainer fee of $7,500 to the chairs of each of the audit committee and Compensation Committee, and an annual retainer fee of $5,000 to the chair of the nominating and corporate governance committee. We intend to pay a meeting fee of $2,500 to each non-employee director for their participation in board meetings. In addition, we intend to pay a meeting fee of $1,250 to the members of each of the audit committee, Compensation Committee and nominating and corporate governance committee for their participation in each of the respective committee meetings.

Following the completion of this offering, we anticipate that non-employee directors will each receive an annual grant of restricted stock units with a value of $90,000. The first grant will be made shortly

Management

following the completion of this offering and the number of shares will be based upon the fair market value on the date of the grant. We expect the restricted stock grant will vest in 25% increments on the first four anniversaries of the date of the grant.

Our employees who serve as directors, including our chairman of the board, receive no additional compensation, although we may reimburse them for travel and other expenses.

Following the offering, we may re-evaluate and, if appropriate, adjust the fees and stock awards granted to directors as compensation in order to ensure that our director compensation is commensurate with that of similarly situated public companies.

Corporate Governance Policy

Our board of directors will adopt a corporate governance policy to assist the board in the exercise of its duties and responsibilities and to serve the best interests of us and our stockholders. A copy of this policy will be posted on our website upon completion of this offering. These guidelines, which provide a framework for the conduct of the board’s business, provide, among other things, that:

➢	directors are responsible for attending board meetings and meetings of committees on which they serve and to review in advance of meetings material distributed for such meetings;

➢	the board’s principal responsibility is to oversee and direct our management;

➢	at least a majority of the board shall be independent directors;

➢	our nominating and corporate governance committee is responsible for nominating members for election to our board of directors and will consider candidates submitted by stockholders;

➢	our board of directors believes that it is important for each director to have a financial stake in us to help align the director’s interests with those of our stockholders;

➢	our directors may serve on up to four other public company boards, but our board of directors expects that each member be fully committed to devoting adequate time to his or her duties to us;

➢	the independent directors meet in executive session on a regular basis, but not less than quarterly;

➢	each of our audit committee, Compensation Committee, and nominating and corporate governance committee must consist solely of independent directors;

➢

new directors participate in an orientation program and all directors are required to periodically attend, at our expense, continuing educational programs to further their understanding of our business and enhance their performance on our board; and

➢	our board of directors and its committees will sponsor annual self-evaluations to determine whether members of the board are functioning effectively.

Code of Business Conduct and Ethics

We expect our board of directors will adopt a code of business conduct and ethics that will apply to all of our employees, officers, and directors, including our chief executive officer, chief financial officer, and those officers responsible for financial reporting. Upon completion of this offering, the code of business conduct and ethics will be available on our website at www.enovainternational.com. Information on, or accessible through, our websites is not part of this prospectus. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Management

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our Compensation Committee.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Prior to this offering, we operated as the E-Commerce Division of Cash America, or the E-Commerce Division, and the management development and compensation committee of Cash America’s board of directors, or the Cash America Compensation Committee, oversaw our executive compensation policies and practices. After the offering, our Compensation Committee will oversee our executive compensation policies and practices and will seek to ensure that our executive officers’ total compensation is fair, reasonable and competitive. For more information about the Compensation Committee, its authority and responsibilities, see “Management—Committees of the Board of Directors—Compensation committee” in this prospectus.

The following discussion provides detailed compensation information for our “named executive officers,” which consist of our principal executive officer, our principal financial officer, and our three other highest paid executive officers during 2010. These named executive officers are:

Name	Position

Timothy S. Ho	President and Chief Executive Officer

Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer

Mark A. Friedgan(1)	Senior Vice President—Chief Information Officer

Alex T. King	Senior Vice President—Operations

Kenneth P. Pedotto	Senior Vice President—Business Development

(1)	Mr. Friedgan left the Company on April 22, 2011.

This Compensation Discussion and Analysis describes how Cash America’s compensation program is designed and how it operates with respect to our named executive officers. It first details the process used, and determinations made, by the Cash America Compensation Committee with respect to the compensation of our named executive officers for 2010, then describes certain adjustments that were made in the salaries of our named executive officers for 2011, and finally describes how we anticipate our compensation program will be designed and how it will operate after completion of this offering.

2010 Compensation

In 2010, Mr. Ho, who was President of the E-Commerce Division, was a named executive officer of Cash America and, therefore, the Cash America Compensation Committee was responsible for determining his compensation during 2010. As it did for each of Cash America’s other named executive officers, in January 2010 the Cash America Compensation Committee performed a review of Mr. Ho’s base salary, short-term incentives and long-term incentives. The Cash America Compensation Committee had engaged Mercer, LLC, or Mercer, to complete a formal review of base salaries, short-term incentives and long-term incentives for each of Cash America’s named executive officers compared to persons holding comparable positions with similar duties at the publicly-traded companies listed below and to general industry survey data. Mercer did not provide any other services to Cash America and worked with Cash America’s management only on matters for which the Cash America Compensation Committee was responsible. Mercer provided general observations on Cash America’s compensation

Executive compensation

programs and peer group companies, but it did not determine or recommend the amount or form of compensation for Cash America’s named executive officers. The following publicly-traded company peer groups were used by the Cash America Compensation Committee for comparison purposes in its review:

Financial Services Peers

Advance America, Cash Advance Centers, Inc.	First Cash Financial Services, Inc.
Advanta Corp.	Rent-A-Center, Inc.
Dollar Financial Corp.	QC Holdings, Inc.
EZCORP, Inc.	World Acceptance Corporation

Local Peers

AmeriCredit Corp.	Trinity Industries, Inc.
Pier 1 Imports, Inc.	Tuesday Morning Corporation
RadioShack Corporation	Zale Corporation
Rent-A-Center, Inc.

When compared against the financial services peers, Cash America was the second largest in terms of both revenue and market value, and when compared against the local peers, Cash America’s revenue was in the bottom quartile and market value was near the median.

Many of Cash America’s peers did not publicly disclose compensation or have sufficient comparison data for individuals holding similar positions with similar duties to those of Mr. Ho. Therefore, because he was the fourth highest paid executive officer of Cash America, his total compensation was compared against the total compensation of the fourth highest paid executives in both of Cash America’s peer groups and against general industry survey data. After consultation with Cash America’s Chief Executive Officer and its Vice President—Compensation & Benefits, the Cash America Compensation Committee determined that adjustments to base salaries and targeted short-term incentives for 2010 would be appropriate, as described below.

In determining compensation for its named executive officers, including Mr. Ho, the Cash America Compensation Committee considered each element of the executive officers’ compensation and how that element fit into the officers’ compensation package as a whole. The Cash America Compensation Committee sought to achieve a balance of short-term compensation, including base compensation and short-term incentive compensation, with long-term compensation. In assessing Mr. Ho’s compensation package, the Cash America Compensation Committee considered how much of the overall compensation package was at risk, or subject to achieving certain financial targets on both a short-term basis and a long-term basis. The Cash America Compensation Committee determined to award Mr. Ho a short-term incentive, or STI, award under Cash America’s Senior Executive Bonus Plan, but not to award any long-term compensation. Mr. Ho did not receive a grant under Cash America’s Long Term Incentive Plan in 2010 because he had grants outstanding under the 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC, or the CashNetUSA 2008 LTIP, and the 2007 Long Term Incentive Plan for Cash America Net Holdings, LLC, or the CashNetUSA 2007 LTIP. See “—Long-Term Incentive Compensation.”

The 2010 compensation levels for Messrs. Schultz, Friedgan, King and Pedotto were determined by Cash America’s executive management and the E-Commerce Division’s human resources group using general industry survey data, performance and internal equity criteria.

Executive compensation

Base Salary

The Cash America Compensation Committee reviewed Mr. Ho’s base salary in January 2010. As with Cash America’s other named executive officers, the determination of Mr. Ho’s base salary took into account his current and prior roles within Cash America, the knowledge and skill required to fulfill his role and his management and leadership effectiveness over the performance period in combination with any material change in the scope and complexity of his responsibilities.

In determining Mr. Ho’s salary for 2010, the Cash America Compensation Committee also took into consideration the review prepared by Mercer described above and a qualitative review of his individual performance that was based on the Cash America Compensation Committee’s subjective judgment. In performing its review of Mr. Ho, Cash America’s Compensation Committee considered (i) the information reflected in the review provided by Mercer, which indicated that Mr. Ho’s base salary was near the 50th percentile of the peer group and/or industry survey data, (ii) Mr. Ho’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership of the E-Commerce Division and accomplishments that affected the performance and achievement of goals throughout the year, and (iii) a qualitative assessment made by Cash America’s chief executive officer of each of these items.

In determining the 2010 salary for Messrs. Schultz, Friedgan, King and Pedotto, Cash America’s chief executive officer took into consideration the overall performance of the E-Commerce Division, each officer’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership, and accomplishments that affected the performance and achievement of goals throughout the year. Cash America’s chief executive officer also considered a qualitative assessment made by Mr. Ho of each of these items.

As a result, an annual salary increase was awarded to each of the officers in January 2010 as follows:

	Annual Salary Increased to	Annual Salary Increased from	Percentage Increase
Mr. Ho	$370,000	$359,000	3.1%
Mr. Schultz	255,000	250,000	2.0
Mr. Friedgan	450,000	450,000	0.0
Mr. King(1)	204,000	200,000	2.0
Mr. Pedotto(2)	224,500	220,000	2.0

(1)	In July 2010, Mr. King received a $21,000 salary increase (from $204,000 to $225,000) to reflect his ability and leadership in materially increasing the financial contributions of the U.K. business for E-Commerce Division.

(2)	In May 2010, Mr. Pedotto received a $35,500 salary increase (from $224,500 to $260,000) in connection with his promotion to Senior Vice President and to reflect his ability and leadership in establishing the E-Commerce Division’s micro line of credit services business.

Short-Term Incentive Compensation

Overview.    Cash America’s Short-Term Incentive, or STI, plans are broad-based incentive plans that provide its named executive officers and certain other employees the opportunity to earn annual short-term incentive-based cash awards, or STI awards. The STI awards are based on the achievement of financial objectives and other factors that Cash America’s Compensation Committee determines. No employee has any contractual right to receive an STI award. Unless the Cash America Compensation Committee determined otherwise, participants in the STI plans did not receive payment for STI awards unless Cash America’s performance goals were met or exceeded.

Executive compensation

For 2010, the Cash America Compensation Committee established target STI award amounts, or Target Awards, expressed as a percentage of base salary, for each of Cash America’s named executive officers, including Mr. Ho, and as a percentage of base salary by officer level for all other officers, including Messrs. Schultz, Friedgan, King and Pedotto, and established performance goals for Cash America and its E-Commerce Division for the year. The Cash America Compensation Committee had the sole discretion whether to pay STI awards after the end of the year and whether to pay the awards in accordance with the goals set at the beginning of the year or to base the awards on such other factors that it determined.

In January 2011, the Cash America Compensation Committee determined whether to pay the STI awards and the amount of the actual awards to be paid. In making the determination whether to pay STI awards, the Cash America Compensation Committee evaluated the performance of Cash America and its E-Commerce Division and determined to what extent the financial and performance goals for 2010 were achieved. It also determined whether and to what extent it would award amounts greater or less than the target STI award amounts based on, among other things, earnings performance, achievement of non-financial objectives, the degree of difficulty in achieving the goals, changes in circumstances within the industry and other factors. In determining the amount of the STI awards to be paid, the Cash America Compensation Committee also determined whether to include or exclude unusual events that affected the financial goals, such as non-operating gains or losses, unplanned acquisitions or dispositions or regulatory changes to products or related costs.

2010 STI Awards.    The 2010 STI plan for Mr. Ho was administered under Cash America’s Senior Executive Bonus Plan. The 2010 STI plan for Messrs. Schultz, Friedgan, King and Pedotto was administered under Cash America’s STI plan for officers and certain other employees. In January 2010, the Cash America Compensation Committee established the following two components, each an STI Component, to the 2010 STI plans under which our named executive officers received STI awards:

➢	the EBT component, or the EBT Component, which was based on Cash America’s 2010 earnings before taxes, excluding any unusual items, or EBT; and

➢

the E-Commerce Division profitability component, or the E-Commerce Profitability Component, which was based on the achievement of 2010 profitability for the E-Commerce Division, a Non-GAAP measure that is an internal measurement of the financial contribution made by the E-Commerce Division to Cash America’s earnings on a consolidated basis, or the E-Commerce Profitability.

A Target Award for each officer was established as a percentage of each officer’s base salary that could be payable upon achieving the applicable targets under the 2010 EBT Component and/or the 2010 E-Commerce Profitability Component. The Target Awards for our named executive officers and the portion of their respective Target Awards that were tied to the two STI Components of the 2010 STI plan were as follows:

	Target Percentage of Base Salary	Portion of Target tied to 2010 EBT Component	Portion of Target tied to an applicable 2010 E-Commerce Profitability Component
Mr. Ho	65%	25%	75%
Mr. Schultz	35	25	75
Mr. Friedgan	35	25	75
Mr. King(1)	30	25	75
Mr. Pedotto(2)	33	25	75

footnotes on following page

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(1)	During 2010 Mr. King was a Vice President for the entire year. The Target Percentage of Base Salary for his STI award is the rate that was applicable to our Vice Presidents for 2010.

(2)	Mr. Pedotto was promoted from Vice President to Senior Vice President on May 16, 2010. Upon his promotion, the Target Percentage of Base Salary for his STI award was increased from 30% to 35%. His bonus for the portion of the year before his promotion was calculated at 30% of Base Salary at his annual rate of $224,500 before the promotion and his Target Award for the balance of the year was calculated at 35% of Base Salary at his annual rate of $260,000 after the promotion, using a daily proration based on a 360-day year. This resulted in a blended average of 33.4%.

Under the terms of the 2010 STI plan, potential STI awards began to accrue under each STI Component once Cash America exceeded a certain threshold, or the Earnings Threshold, established for that STI Component, and the potential STI awards could increase ratably up to 100% of the portion of a Target Award allocable to the applicable STI Component if the results of the particular STI Component reached a specified earnings target, or the Earnings Target, established for the STI Component. If Cash America’s results for a particular STI Component did not reach the Earnings Threshold applicable to that STI Component, no portion of the STI award allocated to that STI Component would be available for payment unless the Cash America Compensation Committee determined otherwise. If Cash America’s results for any STI Component exceeded the applicable Earnings Target for that component, the potential STI award applicable to the STI Component could increase above the portion of the Target Award allocable to the STI Component based on a formula set forth in the 2010 STI plan up to a cap of 225%. In addition, under the 2010 STI plan the Cash America Compensation Committee had the discretion to award amounts greater or less than the formula-based STI awards to Cash America’s named executive officers, including Mr. Ho, and Cash America’s chief executive officer had the discretion to award amounts greater or less than the formula-based STI awards to participants in Cash America’s STI plan for officers and other employees, including Messrs. Schultz, Friedgan, King and Pedotto.

The 2010 Target Award for Messrs. Ho, Schultz, Friedgan, King and Pedotto was based 25% on the EBT Component and 75% on the E-Commerce Profitability Component. The Earnings Threshold for the 2010 EBT Component was $154.7 million (which was Cash America’s 2009 income before income taxes). The Earnings Target for the 2010 EBT Component was $182.9 million (the “2010 EBT Target”). During 2010, Cash America achieved an EBT of $184.5 million (the “2010 EBT”), which was in excess of the 2010 EBT Target. The Earnings Threshold for the 2010 E-Commerce Profitability Component was $57.6 million and the Earnings Target for the 2010 E-Commerce Profitability Component was $64.0 million. Actual 2010 E-Commerce Profitability was $77.2 million (which was comprised of income from operations for the E-Commerce Division in 2010 of $54.4 million and certain allocated corporate overhead expenses, depreciation, amortization and other adjustments totaling approximately $22.8 million). Thus, the E-Commerce Division significantly exceeded the Earnings Target for the 2010 E-Commerce Profitability Component.

Messrs. Ho, Schultz, Friedgan, and Pedotto received payments equal to 189.7% of their 2010 Target Awards. The 189.7% payment that each received is comprised of (a) a 106.2% payment pursuant to the 25% EBT Component of the 2010 STI plan, which was a result of Cash America exceeding the 2010 EBT Target, and (b) a 217.5% payment pursuant to the 75% E-Commerce Profitability Component of the 2010 STI plan, which was a result of an adjustment made by the Cash America Compensation Committee under the terms of the 2010 STI plan due to the E-Commerce Division significantly exceeding the Earnings Target for the 2010 E-Commerce Profitability Component and Cash America exceeding the 2010 EBT Target. Messrs. Ho, Schultz, Friedgan, and Pedotto received their 2010 STI award payments in February 2011 in the amounts reported in footnote 1 of the Summary Compensation Table and included in the “Non-Equity Incentive Plan Compensation” column of that table.

Executive compensation

Upon the recommendation of Mr. Ho, who considered Mr. King’s impact on financial and operational results over the prior year, leadership within the E-Commerce Division and accomplishments that affected the performance and achievement of goals, Cash America’s chief executive officer exercised his discretion to award Mr. King an STI payment equal to 284.6% of his 2010 Target Award. Mr. King received his 2010 STI award payment in February 2011 in the amount reported in footnote 1 of the Summary Compensation Table and included in the “Non-Equity Incentive Plan Compensation” column of that table.

Long-Term Incentive Compensation.

Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended.    Except for the CashNetUSA long-term incentive plans described above, since 2004, Cash America’s Compensation Committee has granted restricted stock units, or RSUs, as long-term incentive compensation under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended, or the Cash America LTIP.

The Cash America LTIP also provides for other forms of stock-based, long-term incentive compensation, including stock options, stock appreciation rights, performance shares and performance units, restricted stock and other stock-based awards. The Cash America Compensation Committee has chosen RSUs because they provide the recipients value in the form of Cash America stock, while allowing Cash America the benefit of using fewer shares than would be required for stock options. In addition, the Cash America Compensation Committee believes that the opportunity for long-term capital appreciation, a characteristic of RSUs, has helped in Cash America’s retention of its senior management and in linking overall compensation to Cash America’s long-term stockholder value. At its first meeting of each year, which is usually in January, the Cash America Compensation Committee determines whether it intends to make awards for the current year. If it elects to make such awards, it then designates the employees who are eligible to participate in the awards and approves the type of awards and the terms and conditions of the awards.

None of our named executive officers received a grant under the Cash America LTIP in 2010 because they had grants outstanding under the CashNetUSA 2008 LTIP and Messrs. Ho and King had grants outstanding under the CashNetUSA 2007 LTIP, see “—CashNetUSA 2008 Long-Term Incentive Plan,” and “—CashNetUSA 2007 Long-Term Incentive Plan.”

CashNetUSA 2008 Long-Term Incentive Plan.    Cash America adopted the CashNetUSA 2008 LTIP to provide for awards to full-time administrative or management employees of its E-Commerce Division or its subsidiaries and affiliates. Under the CashNetUSA 2008 LTIP, the Cash America Compensation Committee could award units that were payable in cash or common stock of Cash America. As operated during 2010, each unit had a unit value equal to the amount determined by dividing (a) the amount by which (i) 45% of the consolidated earnings of the E-Commerce Division after taking into account internal capital charges or income and excluding allocated corporate overhead expenses, but otherwise before interest, income taxes, depreciation and amortization expenses, as it may be adjusted pursuant to the CashNetUSA 2008 LTIP, or the E-Commerce EBITDA, for the 12 months ending on the last day of the quarter immediately preceding the applicable vesting date of the award, exceeds (ii) 45% of the E-Commerce EBITDA for the 12 months ending on the last day of the quarter immediately preceding the grant date of the award, by (b) the 1,000,000 units that could have been awarded under the CashNetUSA 2008 LTIP.

Under the CashNetUSA 2008 LTIP, units vested in increments of one-third on each of the first three anniversaries of the grant date of the award, or would have fully vested upon a “change-in-control” of

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Cash America or the E-Commerce Division. After the first annual vesting date for an award, a participant was to be paid 25% of the total value of the vested units on that vesting date. After the second annual vesting date, a participant was to be paid the amount by which 25% of the value of all of the units vested as of the second vesting date (including the units that vested on the first vesting date) exceeded the amount paid to the participant in connection with the first vesting date. After the third vesting date, a participant was to be paid the amount by which the total value of all of the participant’s vested units at that vesting date exceeded the amounts paid to the participant on the first two vesting dates. In addition to the vesting requirements, no amount was to be paid to a participant who was an officer of Cash America on the date the award was granted unless the compounded annual growth rate of the E-Commerce EBITDA for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding the applicable vesting date equaled or exceeded 20%. Any officer that did not receive payment for his vested units due to this requirement would be eligible for payment of such vested units on the next vesting dates, if any.

Unless the Cash America Compensation Committee determined otherwise, participants who were officers of Cash America on the date an award was granted were to receive a portion of the payments for their awards in the form of shares of Cash America common stock.

Mr. Ho received an award of 160,002 units under the CashNetUSA 2008 LTIP on October 31, 2008. Because the E-Commerce Division did not achieve the requisite compounded annual growth rate necessary for payment of vested units for officers, Mr. Ho did not receive a payment on the first vesting date for these awards that occurred on October 31, 2009. These units remained vested and the E-Commerce Division achieved the requisite compounded annual growth rate necessary for payment on the second vesting date that occurred on October 31, 2010. In the fourth quarter of 2010, Mr. Ho received a payment of $383,685, which was equal to 25% of the value of the total units that vested on October 31, 2009 and October 31, 2010. The Cash America Compensation Committee made the decision to pay these awards in the form of cash in lieu of Cash America common stock.

On January 26, 2011, the independent members of Cash America’s board of directors, on the recommendation of the Cash America Compensation Committee, approved an amendment to the CashNetUSA 2008 LTIP, or the CashNetUSA 2008 LTIP Termination Amendment, which terminated the CashNetUSA 2008 LTIP for employees who agreed to an accelerated vesting date of January 26, 2011 for a prorated portion of the employee’s unvested units that were outstanding on January 26, 2011 and early payment in cash for all vested units.

In January 2011, Mr. Ho agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $1,385,077. This amount included (a) $1,188,542, which was the value of the portion of his CashNetUSA 2008 LTIP units that vested in 2009 and 2010 that was not included in the payment made in the fourth quarter of 2010 under the terms of the plan (the payment for which was accelerated under the CashNetUSA 2008 LTIP Termination Amendment), and (b) $196,535, which was the value of the prorated portion of his CashNetUSA 2008 LTIP units that were accelerated and vested in accordance with the CashNetUSA 2008 LTIP Termination Amendment. In accordance with the CashNetUSA 2008 LTIP Termination Amendment, all of these units were valued as of December 31, 2010.

Executive compensation

Messrs. Schultz, Friedgan, King and Pedotto also received awards under the CashNetUSA 2008 LTIP. The units granted and payments received before 2011 under these awards are as follows:

Name	Dates Granted	Number of Units Granted (#)	Payments Received in 2009 and 2010 ($)
Mr. Schultz	October 31, 2008	75,000	$179,850
Mr. Friedgan	October 31, 2008	160,002	383,685
Mr. King	October 31, 2008 January 26, 2010	25,002 30,000	59,955 —
Mr. Pedotto	October 31, 2008 January 26, 2010	5,001 45,000	11,993 —

All of the payments were made in cash. Because the E-Commerce Division did not achieve the requisite compounded annual growth rate necessary for payment of vested units for officers, Messrs. Schultz, Friedgan and King did not receive a payment on the first vesting date that occurred on October 31, 2009 for their awards that were granted on October 31, 2008. The units that met the time vesting requirement on October 31, 2009 remained vested, subject to the compounded annual growth rate requirement for payment of awards granted to officers. The E-Commerce Division achieved the requisite compounded annual growth rate necessary for payment on the second vesting date that occurred on October 31, 2010 and Messrs. Schultz, Friedgan, and King received the amounts shown in the “Payments Received in 2009 and 2010” column above for their awards that were granted on October 31, 2008. These amounts are equal to 25% of the value of their total units that vested on October 31, 2009 and October 31, 2010. The 5,001 units granted to Mr. Pedotto on October 31, 2008 were not subject to the compounded annual growth rate requirement because Mr. Pedotto was not an officer when the awards were granted. Accordingly, Mr. Pedotto received a payment of $545, representing 25% of the value of his vested award, upon the first vesting of the award that occurred on October 31, 2009. Upon the second vesting date of the award that occurred on October 31, 2010, Mr. Pedotto received a payment of $11,448. That amount is equal to 25% of the value of his total units that vested under this award on October 31, 2009 and October 31, 2010, reduced by the amount he received upon the first vesting. The amount included in the “Payments Received in 2009 and 2010” column above for Mr. Pedotto’s award that was granted on October 31, 2008 includes both of these payments.

Payment of 75% of the value of units that became time-vested remained subject to the requirement that the E-Commerce Division achieve a 20% compound annual growth rate in EBITDA from the 12-month period preceding the grant date through the 12-month period preceding the final vesting date for each award.

In January 2011, Messrs. Schultz, Friedgan, King and Pedotto agreed to the CashNetUSA 2008 LTIP Termination Amendment and received cash payments for the following amounts:

Name	Value of Units Vested in 2009 and 2010 and Not Included in Payments Previously Made ($)	Value of Units Vesting in January 2011 Exclusive of 2008 LTIP Termination Amendment ($)	Value of Prorated Portion of Awards for Which Vesting Was Accelerated Under the 2008 LTIP Termination Amendment ($)	Total Payments Received in 2011 ($)
Mr. Schultz	$557,122	$—	$92,121	$649,243
Mr. Friedgan	1,188,542	—	196,535	1,385,077
Mr. King	185,722	102,218	30,717	318,657
Mr. Pedotto	37,149	153,327	6,146	196,622

Executive compensation

In accordance with the terms of the awards, as amended by the CashNetUSA 2008 LTIP Termination Amendment, all of these units were valued as of December 31, 2010. The amounts shown in the “Value of Units Vesting in January 2011 Exclusive of the 2008 LTIP Termination Amendment” column represent the value of the units granted to Messrs. King and Pedotto on January 26, 2010 that became vested on the first vesting date of these awards that occurred on January 26, 2011 without regard to the CashNetUSA 2008 LTIP Termination Amendment.

CashNetUSA 2007 Long-Term Incentive Plan.    All grants made under the CashNetUSA 2007 LTIP were made in units that were payable in cash. Each unit had a unit value equal to the amount determined by dividing (a) the amount by which (i) 1.3% of five times the consolidated earnings of the E-Commerce Division after taking into account allocated corporate overhead expenses and internal capital charges or income, but otherwise before interest, income taxes, depreciation and amortization expenses, as calculated pursuant to the CashNetUSA 2007 LTIP, or the E-Commerce 2007 LTIP EBITDA, for the 12 months ending on the last day of the quarter immediately preceding the applicable vesting date of the award, exceeded (ii) 1.3% of five times the E-Commerce 2007 LTIP EBITDA for the 12 months ending on the last day of the quarter immediately preceding the grant date of the award, by (b) the 130,000 units that could have been awarded under the CashNetUSA 2007 LTIP.

Mr. Ho received an award of 10,002 units under the CashNetUSA 2007 LTIP on August 1, 2007, and his units vested in increments of one-third on each of September 1, 2008 and August 1, 2009 and 2010. Mr. Ho’s final vesting date for these awards occurred on August 1, 2010, and Mr. Ho received a payment in the amount of $201,910 in the third quarter of 2010.

Mr. King received an award of 2,502 units under the CashNetUSA 2007 LTIP on February 14, 2007, and his units vested in increments of one-third on each of March 14, 2008 and February 14, 2009 and 2010. Mr. King received an additional award of 7,500 units under the CashNetUSA 2007 LTIP on August 1, 2007, and these units vested in increments of one-third on each of September 1, 2008 and August 1, 2009 and 2010. Upon final vesting of these awards, Mr. King received payments in the amounts of $48,868 and $151,402 in the second and third quarters of 2010, respectively.

Retirement and Other Benefits

All Cash America employees are eligible to participate in its 401(k) plan. Certain other highly-compensated Cash America employees, including our named executive officers, are also eligible to participate in its Nonqualified Savings Plan. Our executive officers, including our named executive officers, also participate in Cash America’s Supplemental Executive Retirement Program.

401(k) and Nonqualified Savings Plan.    Cash America matches 50% of the first 5% of pay that each employee contributes to its 401(k) plan, including our named executive officers. All employee contributions are fully vested upon contribution. Cash America matching contributions vest ratably over an employee’s first five years of service with Cash America and also become fully vested if an employee dies, becomes disabled or reaches age 59 1/2 during employment. Employees may select from among several mutual funds and Cash America stock when investing their 401(k) account funds.

Cash America’s Nonqualified Savings Plan is a nonqualified retirement savings plan into which participants may contribute portions of their salary in excess of the 401(k) contribution limits. Plan participants can also defer up to 100% of their STI awards into the Nonqualified Savings Plan. If a participant’s pay exceeds the Internal Revenue Service, or IRS, limit on amounts that can be taken into account for contributions to the 401(k) plan, Cash America matches 50% of the first 5% of compensation deferred to the Nonqualified Savings Plan in excess of the 401(k) compensation limit;

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however, if a participant participates in both the 401(k) and Nonqualified Savings plans, the combined match to both plans will be made on no more than 5% of compensation. Cash America matching contributions vest under the same vesting schedule that applies to the 401(k) plan. This plan generally offers the same investment options as the 401(k) plan, except that Cash America stock is not available as an investment option for current contributions to the Nonqualified Savings Plan.

Cash America generally distributes each participant’s Nonqualified Savings Plan account funds in a lump sum shortly after the participant’s employment with Cash America and all of its affiliates terminates. A participant can also elect different payment timing or to receive distributions in up to 10 annual installments. Most officers cannot receive a distribution of any portion of their account that vested after 2004 during the first six months after their separation from service. Cash America may pay Nonqualified Savings Plan distributions from a Rabbi trust associated with the Nonqualified Savings Plan or from the general assets of the Cash America entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the Cash America entity that is his or her employer for any Nonqualified Savings Plan payments he or she is owed.

Supplemental Executive Retirement Plan.    Cash America provides the Supplemental Executive Retirement Plan, or SERP, to its officers as a supplement to their retirement benefits in addition to its contributions to their 401(k) and Nonqualified Savings Plan accounts. At the discretion of the Cash America Compensation Committee, Cash America makes supplemental cash contributions after the end of each plan year into the SERP accounts of each officer who was employed on the last day of the plan year. The Cash America Compensation Committee may also make discretionary contributions to other participants it selects from time to time. The rate of return of a participant’s SERP account is determined by the rate of return on deemed investments in mutual funds that a participant selects. SERP participants’ deemed investment options are generally the same as the investment options available under the 401(k) plan, except that Cash America stock is not available as an investment option under the SERP. Participants vest in their SERP accounts under the same vesting schedule that applies to the 401(k) plan.

Cash America generally distributes each participant’s SERP account as a lump sum soon after the participant’s employment terminates. A SERP participant may, however, elect to defer receipt of the SERP account for up to an additional five years beyond his employment termination and may also elect to receive the SERP account in up to ten annual installments. Most officers cannot receive a distribution of any portion of their account that vested after 2004 during the first six months after their separation from service. A participant generally may not withdraw any portion of his SERP account during employment, except in the case of a severe financial hardship. Cash America may pay for SERP benefits from a Rabbi trust associated with the SERP or from the general assets of the Cash America entity that is the participant’s employer. A participant would have the rights of a general unsecured creditor of the Cash America entity that is his or her employer for any SERP benefits he or she is owed.

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Each year the Cash America Compensation Committee determines the amount of the supplemental contribution to be made for each officer for the plan year. The targeted (but non-binding) amount of the supplemental contribution for each plan year is a percentage of each officer’s compensation. The compensation on which the supplemental contribution is based is the base salary, plus the lesser of (a) the officer’s target STI award payable during the plan year for the preceding year’s performance and (b) the actual STI award paid during the plan year based on the preceding year’s performance. The contribution amounts are prorated for the portion of the year that an officer was eligible to participate in the SERP, and are credited to the officer’s SERP account in February of the following year. For 2010, the supplemental contributions reflected as a percentage of the combined base salary paid during the year and the STI award actually paid during 2010 based on 2009 performance for each of our named executive officers are listed below.

Name	SERP Contribution
Mr. Ho	10.5%
Mr. Schultz	7.5
Mr. Friedgan	7.5
Mr. King	4.5
Mr. Pedotto(1)	6.4

(1)	Mr. Pedotto was promoted to Senior Vice President of Cash America during the year. The SERP percentage reflects the blended rate based on his tenure as a Vice President and Senior Vice President during the year.

For each of the 401(k) Plan, the Nonqualified Savings Plan and the SERP, Mr. Friedgan had more than five years of service with Cash America and was fully vested at the end of 2010. Mr. Ho, Mr. Schultz , and Mr. King joined Cash America in 2006 and were 80% vested at the end of 2010. Mr. Pedotto joined Cash America in September 2008 and was 40% vested at the end of 2010.

Perquisites and Other Personal Benefits

Cash America provides perquisites and other personal benefits to its officers that it believes are reasonable and consistent with its overall compensation program. A description and the attributed costs of these personal benefits for our named executive officers for the year ended December 31, 2010 are included in the “All Other Compensation” column of the Summary Compensation Table and described in the notes to that table.

2011 Compensation

In determining Mr. Ho’s 2011 salary in January 2011, the Cash America Compensation Committee took into consideration the market review prepared by Mercer in 2010, described above under “—2010 Compensation,” and a qualitative review of Mr. Ho’s performance that was based on the Cash America Compensation Committee’s subjective judgment. In performing its review of Mr. Ho, the Cash America Compensation Committee considered Mr. Ho’s performance, which took into account Mr. Ho’s breadth of responsibilities, impact on the E-Commerce Division’s financial and operational results over the prior year, leadership within the E-Commerce Division, and accomplishments that affected the performance and achievement of goals throughout the year. The Cash America Compensation Committee also considered a qualitative assessment made by Cash America’s chief executive officer of each of these items. As a result of this review, Mr. Ho was awarded a 12.2% increase in salary to reflect his increased contribution to the success and growth of our business.

In determining the 2011 salary increases for Messrs. Schultz, Friedgan, King and Pedotto, Cash America’s chief executive officer took into consideration the overall performance of the E-Commerce

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Division, each officer’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership within the E-Commerce Division and accomplishments that affected the performance and achievement of goals throughout the year. Cash America’s chief executive officer also considered a qualitative assessment made by Mr. Ho of each of these items. As a result of this review, Mr. King was awarded a 33.3% increase in salary to reflect the increased scope of his role associated with the rapid growth of our U.K. business during 2010.

As a result, in January 2011, the annual salary of each of our named executive officers for 2011 was established as reflected in the table below. The table reflects only the salary established for each of the individuals and does not reflect other components of compensation for 2011. In addition, there is no restriction on the Cash America Compensation Committee making further adjustments in these individual’s salary for 2011.

Name	2011 Salary	2010 Salary	Percentage Increase
Mr. Ho	$415,000	$370,000	12.2%
Mr. Schultz	255,000	255,000	—
Mr. Friedgan	450,000	450,000	—
Mr. King	300,000	225,000	33.3
Mr. Pedotto	260,000	260,000	—

OUR COMPENSATION PHILOSOPHY AND OBJECTIVES AFTER THIS OFFERING

Following this offering, our Compensation Committee will determine the design of our executive compensation program. While we are still in the process of determining specific details of our compensation program, we anticipate that our compensation program will generally be similar to Cash America’s compensation program. In particular, we anticipate that our Compensation Committee will implement the following executive compensation policy setting out our compensation philosophy and objectives.

We believe that compensation should be performance-based and competitive in the markets and industries in which we compete for talent. We also believe that we should provide our executives with compensation that is closely linked to our stockholders’ financial interests and that reflects each executive’s contributions to enhancing the value of our stockholders’ investment in us. In addition, we believe in pay for performance and discouraging excessive risk taking by our executive officers.

Our compensation objectives are:

➢	Attracting, motivating and retaining the highest quality executives;

➢	Reinforcing our business strategies, corporate culture and management process;

➢	Compensating for results, while aligning executive short- and long-term interests with those of our stockholders;

➢	Providing a disciplined and flexible administration that is easily communicated and understood and that encourages consistent expectations across the organization;

➢	Establishing competitive base salary ranges with midpoints at the 50th percentile of our competitive group;

➢	Targeting competitive short-term incentives at the 50th percentile of our competitive group and paid at the 75th percentile for outstanding performance;

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➢

Encouraging stock ownership and targeting competitive long-term incentives for executives at the 50th percentile of our competitive group and paid at the 75th percentile for outstanding performance; and

➢	Encouraging the appropriate amount of risk to be taken by our officers and employees to achieve sustained long-term growth while discouraging short-term high risk activities.

The competitive group with which we compare ourselves will be selected by our Compensation Committee from time to time. This group may be the same or different from those used prior to this offering, as described below under “—Compensation Consultants.”

Executive Compensation Practices after This Offering

General

We anticipate that after the completion of this offering, the principal elements of our executive compensation will be:

➢	Base salary;

➢	A performance-based annual incentive award paid in cash;

➢	Long-term incentive compensation awards, which are a combination of equity and cash awards that are both performance- and time-based;

➢	Retirement plans;

➢	Health insurance and other benefits also available to employees generally; and

➢	Certain additional benefits available to officers.

In connection with this offering, we intend to adopt several new compensation plans, which are described under “—Plans We Anticipate Implementing.” When making decisions about each compensation element, we anticipate that our Compensation Committee will review the overall compensation we pay to our executive officers and review and consider the competitive market for executives and compensation levels and compensation components provided by companies with whom we compete for executive talent. In general, the proportion of an executive officer’s compensation that is at risk and subject to achieving incentive targets will increase with the executive’s position and responsibility.

Compensation Committee’s Role in Establishing Compensation

Our Compensation Committee intends to approve, or recommend to the independent members of the Board of Directors for approval, all compensation decisions, including grants of equity awards, for our executive officers, including our named executive officers. A key function of our Compensation Committee will be to help ensure that our executives are fairly compensated based upon their performance and contribution to our growth and profitability and that its compensation decisions support our compensation philosophy and objectives, as well as stockholder interests. The Compensation Committee chair will set the agenda for all committee meetings, with input from management.

Management’s Role in Establishing Compensation

We anticipate that our chief executive officer will be the primary management contact with our Compensation Committee. Our chief executive officer will recommend to the Compensation Committee changes in compensation for other executive officers, including our other named executive officers, based

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on an assessment of each individual’s responsibilities and contribution to our results and potential for future contributions to our success. Neither the chief executive officer nor other executive officers will be involved in recommendations for changes in the chief executive officer’s compensation.

Compensation Consultants

Prior to this offering, Mr. Feehan, Cash America’s chief executive officer, engaged Mercer to perform a formal review of base salaries, short-term incentives and long-term incentives for each of our named executive officers compared to persons holding comparable positions with similar duties at other publicly-traded e-commerce companies. Mercer developed a group of e-commerce peer companies that it determined to be of similar size and scope to us and would provide appropriate comparisons for establishing competitive compensation levels. In addition, Mercer referred to compensation practices and levels implemented at companies that were recently spun off from parent companies and that completed an initial public offering as a result of the spin-off. Based on its review, Mercer provided recommendations of a range of base salary levels, a percentage of salary to which short-term incentive compensation should be targeted, and target annual long-term incentive values for each of our executives, including our named executive officers. We plan to make adjustments to compensation levels effective as of the completion of this offering.

The following publicly-traded company peer groups were established by Mercer in its recommendation of compensation levels:

Publicly-Traded E-Commerce Companies

1-800-Flowers.com, Inc.	Liquidity Services, Inc.
Bankrate, Inc.	Monster Worldwide, Inc.
Blue Nile, Inc.	Orbitz Worldwide, Inc.
Digital River, Inc.	Overstock.com, Inc.
Earthlink, Inc.	Shutterfly, Inc.
Equinix, Inc.	United Online, Inc.
Financial Engines, Inc.	U.S. Auto Parts Network, Inc.
Higher One Holdings, Inc.	Vistaprint N.V.

Recently Spun-Off Companies

Parent Company	Spun-Off Company
The E.W. Scripps Company	Scripps Networks Interactive, Inc.
Peabody Energy Corporation	Patriot Coal Corporation
NCR Corporation	Teradata Corporation
McDonald’s Corporation	Chipotle Mexican Grill, Inc.
Potlatch Corporation	Clearwater Paper Corporation
Verizon Communications Inc.	Supermedia Inc.
Agilent Technologies, Inc.	Verigy Ltd.
Belo Corporation	A.H. Belo Corporation
Vishay Intertechnology, Inc.	Vishay Precision Group, Inc.
General Growth Properties, Inc.	The Howard Hughes Corporation
Temple-Inland Inc.	Forestar Group Inc.

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Deductibility of Executive Compensation

Our Compensation Committee intends to review and consider the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1 million that is paid to certain individuals. This limitation does not apply to certain performance-based pay. Our Compensation Committee may, in certain situations, approve compensation that will not meet these deductibility requirements in order to ensure competitive levels of compensation for our executive officers, including our named executive officers.

Equity Ownership

We expect our Compensation Committee to establish stock ownership guidelines for our chief executive officer and other executive officers.

PLANS WE ANTICIPATE IMPLEMENTING

Subject to the approval of its Compensation Committee, we intend to adopt the following plans or agreements to be effective after this offering.

Senior Executive Bonus Plan

The Senior Executive Bonus Plan will be intended to increase stockholder value and our success by motivating key executives (a) to perform to the best of their abilities, and (b) to achieve our objectives. The plan’s goals are to be achieved by providing executives with incentive awards based on the achievement of goals relating to the performance of us and our individual business units. Amounts paid under the plan will be intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m).

Long-Term Incentive Plan

The purpose of our long-term incentive plan will be to promote the interests of us and our stockholders and give us a competitive advantage by (i) attracting and retaining executive personnel and other key employees of outstanding ability; (ii) motivating executive personnel and other key employees, by means of time-based and performance-related equity and cash based incentives, to achieve longer-range performance goals; and (iii) enabling those employees to participate in our long-term growth and financial success by acquiring a proprietary interest in us.

401(k) Plan

Under the 401(k) plan, we will match 50% of the first 5% of pay that each employee contributes to the 401(k) plan, including our named executive officers. All employee contributions will be fully vested upon contribution. Company matching contributions will vest ratably over an employee’s first five years of service with us and will also become fully vested if an employee dies, becomes disabled or reaches age 59 1/2 during employment. Employees will be able to select from among several mutual funds and Company stock when investing their 401(k) account funds. Prior service with Cash America will be counted toward future vesting.

Nonqualified Savings Plan

Pursuant to the nonqualified savings plan, participants will be able to contribute into the plan portions of their salary in excess of the 401(k) contribution limits. Plan participants will also be able defer up to 100% of their STI awards into the nonqualified savings plan. If a participant’s pay exceeds the IRS limit

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on amounts that can be taken into account for contributions to the 401(k) plan, we will match 50% of the first 5% of compensation deferred to the nonqualified savings plan in excess of the 401(k) compensation limit; if a participant participates in both the 401(k) and nonqualified savings plans, the combined Company match to both plans will be made on no more than 5% of compensation. Company matching contributions will vest under the same vesting schedule that will apply to the 401(k) plan. This plan will generally offer the same investment options as the 401(k) plan, except that Company stock will not be available as an investment option under the nonqualified savings plan. Prior service with Cash America will be counted toward future vesting.

Supplemental Executive Retirement Plan

A supplemental executive retirement plan will provide our officers a supplement to their retirement benefits in addition to our contributions to their 401(k) and nonqualified savings plan accounts. At the discretion of our Compensation Committee, we will make supplemental cash contributions after the end of each plan year into the supplemental executive retirement plan accounts of each officer who was employed on the last day of the plan year. Our Compensation Committee may also make discretionary contributions to the accounts of participants it selects from time to time. The rate of return of a participant’s supplemental executive retirement plan account will be determined by the rate of return on deemed investments in mutual funds that a participant selects. Participants’ deemed investment options will be generally the same as the investment options available under the 401(k) plan, except that our stock will not be available as an investment option under the supplemental executive retirement plan. Participants will vest in their supplemental executive retirement plan accounts under the same vesting schedule that will apply to the 401(k) plan. Prior service with Cash America will be counted toward future vesting.

Severance Arrangements for Executives

Executive change-in-control severance and restrictive covenant agreements with each of our executive officers will specify the payments that our named executive officers are to receive upon separation in connection with or during a specified period following a change-in-control of the Company. These agreements will be designed to promote stability and continuity of senior management. We do not plan to include provisions that would require us to make gross-up payments for any excise taxes that may be payable under IRS rules and we intend to include certain covenants, such as confidentiality, noncompetition and nonsolicitation covenants, in our executive change-in-control severance and restrictive covenant agreements. A severance pay plan for executives will provide for severance pay, continued medical and health benefits, payment of accrued but unpaid vacation and paid time off and an allowance for outplacement services for our executive officers following certain terminations not related to a change-in-control.

Transition from Cash America Plans

For a brief transition period following the completion of this offering, the account balances of our employees who participate in Cash America’s 401(k) plan, Nonqualified Savings Plan and SERP will continue to be maintained in those plans and those employees may continue to make contributions to those plans. After this transition period, we intend to establish our own 401(k), nonqualified savings and supplemental executive retirement plan, and these employees’ account balances will be transferred into the new plans. See “Our relationship with Cash America—Agreements Between Us and Cash America—Employee Matters Agreement.”

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2010 Summary Compensation Table

The following table and footnotes discuss the compensation of our Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers during 2010 and, for Mr. Ho, during 2009:

Name and Principal Position	Year	Salary	Non-Equity Incentive Plan Compensation (1)	All Other Compensation (2)	Total
Timothy S. Ho	2010	$369,154	$2,426,151	$73,856	$2,869,161
CEO and President (Principal Executive Officer)	2009	353,808	152,874	59,148	565,830

Kenneth Schultz CFO and Senior Vice President (Principal Financial Officer)	2010	254,615	998,444	50,318	1,303,377

Mark A. Friedgan(3) Senior Vice President—Chief Information Officer	2010	450,000	2,067,616	67,073	2,584,689

Alex T. King Senior Vice President—Operations	2010	213,385	761,539	51,539	1,026,463

Kenneth P. Pedotto Senior Vice President—Business Development	2010	246,000	363,913	59,988	669,901

(1)	The 2010 amounts shown in this column reflect the payments detailed in the following table:

Name	2010 Actual STI Paid in 2011(a)	Paid in 2010 for 25% of CashNetUSA 2008 LTIP units that vested on October 31, 2009 and 2010(b)	Paid in 2011 for CashNetUSA 2008 LTIP units pursuant to 2008 CashNetUSA LTIP Termination Amendment(c)	Paid in 2010 for CashNetUSA 2007 LTIP Units That Vested in 2010(d)	Total
Mr. Ho	$455,479	$383,685	$1,385,077	$201,910	$2,426,151
Mr. Schultz	169,351	179,850	649,243	—	998,444
Mr. Friedgan	298,854	383,685	1,385,077	—	2,067,616
Mr. King	182,657	59,955	318,657	200,270	761,539
Mr. Pedotto	155,843	11,448	196,622	—	363,913

(a)	Reflects cash awards earned in 2010 and paid in 2011 under the Cash America 2010 STI plans. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Short-Term Incentive Compensation” for additional information.

(b)	Reflects payments made in 2010 for the 25% of CashNetUSA 2008 LTIP units that vested on October 31 of each of 2009 and 2010, reduced by payments, if any, made in connection with the 2009 vesting date.

footnotes continued on following page

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(c)	Reflects payments made in 2011 for CashNetUSA 2008 LTIP units, which were valued as of December 31, 2010 pursuant to the CashNetUSA 2008 LTIP Termination Amendment. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation— Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the amendment and termination of the CashNetUSA 2008 LTIP.

(d)	Reflects payments made in 2010 under the CashNetUSA 2007 LTIP for units that vested in 2010. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2007 Long-Term Incentive Plan” for additional information regarding the awards made under the CashNetUSA 2007 LTIP.

(2)	The 2010 amounts shown include the following:

Name	Nonqualified Savings Plan Contributions by Cash America	SERP Contributions by Cash America(a)	401(k) Contributions by Cash America	Perquisites, Personal Benefits and Other(b)	Total
Mr. Ho	$6,926	$54,813	$6,125	$5,992	$73,856
Mr. Schultz	—	23,095	6,125	21,098	50,318
Mr. Friedgan	—	41,489	—	25,584	67,073
Mr. King	—	11,588	6,125	33,826	51,539
Mr. Pedotto	1,398	18,536	6,125	33,929	59,988

(a)	Includes contributions made by Cash America in 2011 that were earned in 2010.

(b)	Includes supplemental executive health care and insurance benefits for all of the named executive officers and an auto allowance for all of our named executive officers other than Mr. Ho. Also includes allowances for club dues and professional financial services and tax gross-up payments on the allowances for club memberships and professional financial services for all of our named executive officers other than Mr. Ho. None of the individual amounts exceed $25,000.

(3)	Mr. Friedgan left the Company on April 22, 2011.

Grants of Plan-based Awards for 2010

The table below provides information about the non-equity awards made to our named executive officers under the Cash America STI plans during 2010, including the grant date and the threshold, target and maximum amounts of each named executive officer’s STI award. None of our named executive officers received any grants of equity awards during 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold	Target	Maximum
Timothy S. Ho	1/27/10	$—	$240,043	$540,097
Kenneth Schultz	1/27/10	—	89,250	200,813
Mark A. Friedgan	1/27/10	—	157,500	354,375
Alex T. King	1/27/10	—	64,175	144,394
Kenneth P. Pedotto	1/27/10	—	82,131	184,795

footnotes on following page

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(1)	Reflects potential payouts under awards made pursuant to the Cash America 2010 STI plans. The terms and conditions of the 2010 STI awards, including the Earnings Thresholds and Earnings Targets, are further described under “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Short-Term Incentive Compensation.” The actual amount paid to each of the named executive officers in 2011 with respect to the 2010 STI plans is shown in footnote 1 to the Summary Compensation Table.

Outstanding Equity Awards at 2010 Year End

The following table provides information on the named executive officers’ holdings of unvested RSUs of Cash America as of December 31, 2010. For additional information about the RSU awards, see the description of the Cash America LTIP under “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended.”

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)
Timothy S. Ho	966	$35,674
Kenneth Schultz	966	35,674
Mark A Friedgan(3)	966	35,674
Alex T. King	782	28,879
Kenneth P. Pedotto	—	—

(1)	The awards listed in this column include the following RSUs that were unvested as of December 31, 2010:

(a)	RSUs granted on January 24, 2007 under the Cash America LTIP: Mr. Ho: 237; Mr. Schultz: 237; and Mr. Friedgan: 237. These RSUs vest in 25% installments on each January 31, 2008, 2009, 2010 and 2011.

(b)	RSUs granted on January 23, 2008 under the Cash America LTIP: Mr. Ho: 729; Mr. Schultz: 729; Mr. Friedgan: 729; and Mr. King: 782. These RSUs vest in 25% installments on each January 31, 2009, 2010, 2011 and 2012.

(2)	The market value of the unvested RSUs is based on the closing price of Cash America’s common stock as of December 31, 2010, which was $36.93.

(3)	729 of Mr. Friedgan’s RSUs were unvested when he left the Company on April 22, 2011 and were forfeited.

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Option Exercises and Stock Vested in 2010

The following table provides information on the aggregate number of shares acquired upon the vesting of RSUs and the value realized before payment of any applicable withholding tax and broker commissions. All shares refer to shares of Cash America common stock. None of our named executive officers have been granted any stock options.

	Stock Awards
Name	Number of Shares Acquired on Vesting (1)	Value Realized on Vesting (2)
Timothy S. Ho	824	$30,974
Kenneth Schultz	824	30,974
Mark A. Friedgan	824	30,974
Alex T. King	391	14,698
Kenneth P. Pedotto	—	—

(1)	Reflects the number of shares acquired by Messrs. Ho, Schultz, Friedgan and King in 2010 upon the vesting of RSUs that were previously awarded under the Cash America LTIP.

(2)	Values reflect the closing price of Cash America’s common stock on the day preceding the respective vesting dates.

Nonqualified Deferred Compensation for 2010

The following table shows compensation deferred by each named executive officer under Cash America’s Nonqualified Savings Plan and SERP. Additional information about the Nonqualified Savings Plan and the SERP is included under “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Retirement and Other Benefits.”

Name	Plan	Executive Contributions in 2010(1)	Cash America Contributions in 2010(2)	Aggregate Earnings in 2010(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2010(4)
Timothy S. Ho	Nonqualified Savings Plan	$13,851	$6,926	$1,162	$—	$25,375
	SERP	—	54,813	10,736	—	144,192

Kenneth Schultz	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	23,095	6,912	—	80,078

Mark A. Friedgan	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	41,489	19,138	—	131,996

Alex T. King	Nonqualified Savings Plan	—	—	—	—	—
	SERP	—	11,588	2,671	—	36,679

Kenneth P. Pedotto	Nonqualified Savings Plan	3,356	1,398	—	—	4,754
	SERP	—	18,536	1,394	—	30,044

footnotes on following page

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(1)	All executive contributions to the Nonqualified Savings Plan described in this column are included within amounts reported in the “Salary” and “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table for 2010.

(2)	All registrant contributions to the Nonqualified Savings Plan and the SERP described in this column are included within the “All Other Compensation” column of the Summary Compensation Table for 2010.

(3)	The amounts in this column, which are not included in the Summary Compensation Table, reflect the rate of return on hypothetical investments that each named executive officer has selected for his Nonqualified Savings Plan and SERP accounts from an array of investment options that may be changed by the participant in the plan at any time and that generally mirrors the funds in Cash America’s 401(k) plan. Investments in Cash America stock are not available under the SERP or for contributions made after 2008 to the Nonqualified Savings Plan. Due to a change in record keepers, the funds available in the Nonqualified Savings Plan and the SERP changed on October 1, 2010. The nine-month rates of return for these investments for the period from January 1 through September 30, 2010, as reported by the former record keeper of the plans, were as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
PIMCO Total Return Institutional	9.84%	Baron Asset	6.62%
Dodge & Cox Balanced	3.55	Royce Low-Priced Stock Service	9.89
T. Rowe Price Equity Income	3.77	American Beacon Intl Equity Investor	0.64
Schwab S&P 500 Index Fund	3.86	Schwab Investor Money Market	0.00
Transamerica Premier Equity Inv.	3.32

The three-month rates of return for these investments for the period from October 1 through December 31, 2010, as reported by the new record keeper of the plans, were as follows:

Name of Fund	Rate of Return	Name of Fund	Rate of Return
PIMCO Total Return Admin	(0.98)%	BlackRock U.S. Opportunities Institutional	13.65%
Oakmark Equity & Income 1	7.44	T. Rowe Price Small Cap Value	15.82
BlackRock Equity Dividend A	9.09	Thornburg International Value R5	7.89
Fidelity Spartan 500 Index Advantage	10.74	Vanguard Money Market	0.02
Harbor Capital Appreciation Adm.	11.43

(4)	Includes the 2010 SERP contributions shown under the “Registrant Contributions in 2010” column that were made in February 2011 for the named executive officers that were employed as of December 31, 2010.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Payments Made Upon Resignation, Retirement, Termination, Death or Disability

Severance Pay Plan for Executives.    While we have been a division of Cash America, severance arrangements have been handled on a case-by-case basis, have been subject to the discretion of Cash America’s chief executive officer and the Cash America Compensation Committee and have generally followed Cash America’s Severance Pay Plan for Executives in the case of a termination of a named

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executive officer who is not subject to an employment agreement. Under Cash America’s Severance Pay Plan for Executives each of our named executive officers is entitled to receive severance pay or benefits if his employment is involuntarily terminated due to restructuring, job elimination or other circumstances that Cash America determines warrant the provision of severance benefits. Upon termination of employment for any of these reasons, if the executive agrees to a general release of Cash America and its affiliates related to employment claims arising from the termination and a promise to comply with confidentiality, noncompetition and/or nonsolicitation provisions, the executive generally will be entitled to severance pay equal to the number of months of base salary and payable over the period reflected in the table below:

Years of Employment	Senior Vice President	President of a Division of Cash America
1 but less than 5	6 months	12 months
5 but less than 10	9 months	18 months
10 or more	12 months	24 months

In addition, each executive receives:

➢

Continued medical and health care benefits for the period set forth in the table above, with Cash America continuing to pay the portion of COBRA premiums that exceed the portion of health care premiums that current employees are required to pay (“Employer COBRA Premiums”) and for the costs of supplemental health care benefits; and

➢	A lump sum equal to all accrued but unpaid vacation and paid time off.

Other benefits and perquisites would cease on the officer’s termination date.

Regardless of whether a named executive officer’s employment terminates due to retirement, resignation, involuntary termination, death or disability, he is entitled to receive amounts earned during his term of employment. Such amounts include: unpaid non-equity incentive compensation earned during the previous year under the STI plan, provided that the officer was an employee at the end of that year; vested grants under the Cash America LTIP or any previous incentive plan; and vested contributions and earnings under Cash America’s 401(k) plan, Nonqualified Savings Plan and SERP. In addition, if the named executive officer dies, his estate would receive payments under the group life insurance plan.

Each named executive officer would forfeit any unvested RSUs granted under the Cash America LTIP upon his resignation, retirement or any termination, including by reason of his disability or death, except as described below for terminations during specified periods following a change-in-control. Under the Cash America LTIP the Cash America Compensation Committee has the discretion to amend an award agreement, including potentially upon the departure or termination of a named executive officer so as to allow for vesting of unvested RSUs, unless such amendment would (a) adversely affect the rights of the holder of such award without such holder’s consent, (b) cause the award to cease to qualify, if applicable, for an exemption under Section 162(m) of the Internal Revenue Code, or (c) cause the recipient to become subject to tax under Internal Revenue Code Section 409A(a)(1).

In all cases Cash America has complete discretionary authority to award greater or lesser amounts of severance pay and benefits.

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Payments made Upon a Change-in-Control

Cash America’s Executive Change-In-Control Severance Agreements for Cash America’s named executive officers other than its chief executive officer, including Mr. Ho, specify the payments that Cash America’s named executive officers are to receive if they are terminated in connection with or during a specified period following a change-in-control.

Executive Change-in-Control Severance Agreements.    Cash America’s Executive Change-in-Control Severance Agreements with Mr. Ho and each of Cash America’s other named executive officers except its chief executive officer provide that if, within 24 months after a “change-in-control” of Cash America, Cash America terminates the executive without cause or if the executive voluntarily terminates his employment with good reason (including a reduction in his duties or compensation or relocation of place of employment), then the executive will be entitled to:

➢	earned and unpaid salary;

➢	a pro-rated portion of the target annual bonus under the existing bonus plan based on the number of months employed during the year;

➢	a lump sum equal to two times the executive’s annual salary;

➢	a lump sum equal to two times the greater of (i) the target bonus for the year, or (ii) the actual bonus for the preceding year;

➢	immediate vesting of any outstanding unvested cash-based and equity-based long-term incentive awards;

➢

continued medical and health care benefits for 24 months, consisting of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly supplemental executive health care premium, paid in a lump sum;

➢	executive placement services from an executive search/placement firm of up to $50,000; and

➢

an amount sufficient to cover the costs of any excise tax that may be triggered by the payments described above, plus an amount sufficient to cover additional state and federal income, excise and employment taxes that may arise on this additional payment.

Certain payments under Cash America’s Executive Change-in-Control Severance Agreements will be delayed for six months if required by Section 409A of the Internal Revenue Code.

Cash America’s Executive Change-in-Control Severance Agreements provide that a change-in-control is deemed to occur:

➢

if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 30% of the total voting power;

➢	if, during any 12-month period, a majority of the directors at the beginning of such period are replaced, other than in specific circumstances; or

➢

if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 80% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

Executive compensation

Accelerated Vesting of Awards under the Long-Term Incentive Plans.    The agreements relating to the RSUs granted under the Cash America LTIP provide that the vesting and payment of RSUs would be accelerated if there is a change-in-control. The RSU awards granted under the Cash America LTIP each provide that a change-in-control is deemed to occur:

➢

if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 35% of the total voting power;

➢	if, during any 12-month period, a majority of the directors at the beginning of such period are replaced, other than in specific circumstances; or

➢

if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 50% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

Accelerated Vesting of Awards under the CashNetUSA 2008 LTIP.    The agreements relating to awards granted under the CashNetUSA 2008 LTIP, as in effect on December 31, 2010, provided that the vesting and payment of awards would be accelerated if there was a change-in-control. In addition, for acceleration to occur under the CashNetUSA 2008 LTIP the compounded annual growth rate of the E-Commerce EBITDA required in the plan must have been met. The CashNetUSA 2008 LTIP provided that a change-in-control was deemed to occur:

➢

if any person or group acquires ownership of Cash America Net Holdings, LLC (now known as CNU Online Holdings, LLC) membership interests that, together with all other Cash America Net Holdings, LLC membership interests held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the membership interests of Cash America Net Holdings, LLC;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America Net Holdings, LLC membership interests with at least 35% of the total voting power;

➢

if, during any 12-month period, any person or group acquires assets of Cash America Net Holdings, LLC with an aggregate fair market value of at least 50% of the fair market value of all of Cash America Net Holdings, LLC’s gross assets immediately prior to such acquisition or acquisitions;

➢

if any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes more than 50% of the total voting power or total fair market value of the stock of Cash America;

➢	if, during any 12-month period, any person or group acquires ownership of Cash America stock with at least 35% of the total voting power;

➢	if, during any 12-month period, a majority of the directors of Cash America at the beginning of such period are replaced, other than in specific circumstances; or

➢

if, during any 12-month period, any person or group acquires assets of Cash America with an aggregate fair market value of at least 50% of the fair market value of all of Cash America’s gross assets immediately prior to such acquisition or acquisitions.

As described further under “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan,”

Executive compensation

on January 26, 2011 the CashNetUSA 2008 LTIP was amended and terminated for employees who agreed to an accelerated vesting date of January 26, 2011 for a prorated portion of such employee’s unvested units that were outstanding on January 26, 2011 and early payment in cash for such units.

Accelerated Vesting under the Supplemental Executive Retirement Plan and the Nonqualified Savings Plan.    The Cash America SERP provides that the vesting under the SERP would be accelerated if there is a change-in-control or if the executive’s employment is terminated as a result of his job being abolished. The Cash America Nonqualified Savings Plan provides that the vesting of the unvested portion of Cash America’s matching amounts contributed to a named executive officer’s Nonqualified Savings Plan account would accelerate in the event of a change-in-control or if the executive’s employment is terminated as a result of his job being abolished. Cash America’s SERP and Nonqualified Savings Plan both provide that a change-in-control is deemed to occur:

➢

if, without approval by the Cash America Board of Directors, any person or group acquires ownership of Cash America stock that, together with all other Cash America stock held by that person or group, constitutes 50% or more of the total voting power of the stock of Cash America;

➢	if, during any 24-month period, a majority of Cash America’s directors at the beginning of such period are replaced, other than in certain specific circumstances; or

➢	if Cash America, in one transaction or a series of related transactions, sells more than 50% of its assets.

➢

if, without approval by the board of directors of the affiliate that is the executive’s employer, any person or group acquires ownership of shares of the voting securities of the affiliate that, together with all other securities of the affiliate held by that person or group, constitutes 50% or more of the total voting power of the affiliate;

➢	if, during any 24-month period, a majority of the directors of the affiliate at the beginning of such period are replaced, other than in certain specific circumstances; or

➢	if the affiliate, in one transaction or a series of related transactions, sells more than 50% of its assets.

Distribution of Nonqualified Deferred Compensation

Our named executive officers are entitled to receive the vested amounts in their Cash America Nonqualified Savings Plan and SERP accounts if their employment with Cash America terminates. The last column in the Nonqualified Deferred Compensation Table reports each named executive officer’s aggregate balance at December 31, 2010 under each plan. The account balances continue to be credited with increases or decreases reflecting changes in the value of the investments against which the account balances are calculated, and to accrue interest income or dividend payments, as applicable, between the termination event and the date distributions are made. Therefore, amounts that the named executive officer would actually receive would differ from those shown in the Nonqualified Deferred Compensation Table.

Potential Payments

The following tables and disclosures show potential payments to our named executive officers under Cash America’s existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment, assuming a December 31, 2010 termination date and, where applicable, using the closing price of Cash America’s common stock of $36.93 (as reported on the NYSE as of December 31, 2010), and assuming that the named executive officers had met requirements under Cash America’s incentive compensation plans that the executive be

Executive compensation

employed as of year end to receive benefits relating to the year. As of December 31, 2010, each executive had received all of the base salary earned during 2010, and no portion of the base salary was unpaid at that date.

Timothy S. Ho

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause/ Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$370,000	(1)	$1,220,086	(2)
Short-term incentive compensation	455,479	(3)	455,479	(3)	240,043	(4)
Accelerated vesting of Cash America LTIP RSU awards	—		—		35,674
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		1,918,423	(5)
Continued health benefits	—		9,564	(6)	19,127	(7)
Accrued & unused paid time off	29,885	(8)	29,885	(8)	29,885	(8)
Outplacement benefits	—		—		50,000
Tax gross-ups	—		—		1,476,074	(9)

Total	$485,364		$864,928		$4,989,312

(1)	Includes 12 months base salary payable over a 12-month period following termination.

(2)	This amount is (a) two times Mr. Ho’s base salary as of December 31, 2010 and (b) two times the target award under the 2010 STI plan. To be paid as a lump sum.

(3)	This amount is the actual STI award paid to Mr. Ho pursuant to the 2010 STI plan.

(4)	This amount is the target award under the 2010 STI plan to be paid under Mr. Ho’s Executive Change-in-Control Severance Agreement with Cash America.

(5)	If all of Mr. Ho’s units that were outstanding under the CashNetUSA 2008 LTIP on December 31, 2010 had accelerated and vested due to a change-in-control their value would have been the amount shown in the table. This value was calculated under the change-in-control provisions of the CashNetUSA 2008 LTIP with a hypothetical change-in-control date of December 31, 2010. This value is only an estimate and is based on the increase in earnings of the E-Commerce Division from September 30, 2008 through September 30, 2010; this value does not reflect future earnings projections for the E-Commerce Division. In 2011, Mr. Ho agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $1,385,077. All of Mr. Ho’s awards under the CashNetUSA 2008 LTIP were terminated as of January 2011. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the CashNetUSA 2008 LTIP Termination Amendment.

(6)	Consists of Employer COBRA Premiums to be paid over a 12-month period and supplemental executive health care benefits to be paid over a 12-month period.

(7)	Consists of Employer COBRA Premiums to be paid over an 18-month period and an amount equal to (i) six times the first monthly Employer COBRA Premium and (ii) 24 times the first monthly supplemental executive health care premium, paid in a lump sum.

footnotes continued on following page

Executive compensation

(8)	Calculated based on Mr. Ho’s salary at December 31, 2010. Assumes none of Mr. Ho’s 168 hours of accrued paid time off available for the 2010 year had been used.

(9)	Assumes that excise taxes would be payable under IRS rules for such payments because the present value of all payments resulting from a change-in-control would exceed three times the annualized compensation for 2006 through 2009, the only calendar years preceding the change-in-control during which Mr. Ho was employed by Cash America or a subsidiary of Cash America.

Kenneth Schultz

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in-Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$127,500	(1)	$127,500	(1)	$—
Short-term incentive compensation	169,351	(2)	169,351	(2)	169,351	(2)	169,351	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		35,674		35,674
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		899,250	(3)	899,250	(3)
Continued health benefits	—		4,782	(4)	4,782	(4)	—
Accrued & unused paid time off	20,596	(5)	20,596	(5)	20,596	(5)	20,596	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$189,947		$322,229		$1,257,153		$1,124,871

(1)	Includes six months base salary payable over a six-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Schultz pursuant to the 2010 STI plan.

(3)	If all of Mr. Schultz’s units that were outstanding under the CashNetUSA 2008 LTIP on December 31, 2010 had accelerated and vested due to a change-in-control their value would have been the amount shown in the table. This value was calculated under the change-in-control provisions of the CashNetUSA 2008 LTIP with a hypothetical change-in-control date of December 31, 2010. This value is only an estimate and is based on the increase in earnings of the E-Commerce Division from September 30, 2008 through September 30, 2010; this value does not reflect future earnings projections for the E-Commerce Division. In 2011, Mr. Schultz agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $649,243. All of Mr. Schultz’s awards under the CashNetUSA 2008 LTIP were terminated as of January 2011. See “Executive compensation—Compensation Discussion and Analysis— 2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the CashNetUSA 2008 LTIP Termination Amendment.

(4)	Consists of Employer COBRA Premiums to be paid over a six-month period and supplemental executive health care benefits to be paid over a six-month period.

(5)	Calculated based on Mr. Schultz’s salary at December 31, 2010. Assumes none of Mr. Schultz’s 168 hours of accrued paid time off available for the 2010 year had been used.

Executive compensation

Mark A. Friedgan

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in-Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$337,500	(1)	$337,500	(1)	$—
Short-term incentive compensation	298,854	(2)	298,854	(2)	298,854	(2)	298,854	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		35,674		35,674
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		1,918,423	(3)	1,918,423	(3)
Continued health benefits	—		13,705	(4)	13,705	(4)	—
Accrued & unused paid time off	36,346	(5)	36,346	(5)	36,346	(5)	36,346	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$335,200		$686,405		$2,640,502		$2,289,297

(1)	Includes nine months base salary payable over a nine-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Friedgan pursuant to the 2010 STI plan.

(3)	If all of Mr. Friedgan’s units that were outstanding under the CashNetUSA 2008 LTIP on December 31, 2010 had accelerated and vested due to a change-in-control their value would have been the amount shown in the table. This value was calculated under the change-in-control provisions of the CashNetUSA 2008 LTIP with a hypothetical change-in-control date of December 31, 2010. This value is only an estimate and is based on the increase in earnings of the E-Commerce Division from September 30, 2008 through September 30, 2010; this value does not reflect future earnings projections for the E-Commerce Division. In 2011, Mr. Friedgan agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $1,385,077. All of Mr. Friedgan’s awards under the CashNetUSA 2008 LTIP were terminated as of January 2011. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the CashNetUSA 2008 LTIP Termination Amendment.

(4)	Consists of Employer COBRA Premiums to be paid over a nine-month period and supplemental executive health care benefits to be paid over a nine-month period.

(5)	Calculated based on Mr. Friedgan’s salary at December 31, 2010. Assumes none of Mr. Friedgan’s 168 hours of accrued paid time off available for the 2010 year had been used.

Executive compensation

Alex T. King

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in-Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$112,500	(1)	$112,500	(1)	$—
Short-term incentive compensation	182,657	(2)	182,657	(2)	182,657	(2)	182,657	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		28,879		28,879
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		595,885	(3)	595,885	(3)
Continued health benefits	—		14,415	(4)	14,415	(4)	—
Accrued & unused paid time off	18,173	(5)	18,173	(5)	18,173	(5)	18,173	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$200,830		$327,745		$952,509		$825,594

(1)	Includes six months base salary payable over a six-month period following termination.

(2)	This amount is the actual STI award paid to Mr. King pursuant to the 2010 STI plan.

(3)	If all of Mr. King’s units that were outstanding under the CashNetUSA 2008 LTIP on December 31, 2010 had accelerated and vested due to a change-in-control their value would have been the amount shown in the table. This value was calculated under the change-in-control provisions of the CashNetUSA 2008 LTIP with a hypothetical change-in-control date of December 31, 2010. This value is only an estimate and is based on the increase in earnings of the E-Commerce Division from September 30, 2008 through September 30, 2010; this value does not reflect future earnings projections for the E-Commerce Division. In 2011, Mr. King agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $318,657. All of Mr. King’s awards under the CashNetUSA 2008 LTIP were terminated as of January 2011. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the CashNetUSA 2008 LTIP Termination Amendment.

(4)	Consists of Employer COBRA Premiums to be paid over a six-month period and supplemental executive health care benefits to be paid over a six-month period.

(5)	Calculated based on Mr. King’s salary at December 31, 2010. Assumes none of Mr. King’s 168 hours of accrued paid time off available for the 2010 year had been used.

Executive compensation

Kenneth P. Pedotto

	Retirement, Death or Disability		Involuntary Termination Other than for Cause		Involuntary Termination Other than for Cause Following a Change-in-Control		Voluntary Termination with Good Reason Following a Change-in-Control
Severance	$—		$130,000	(1)	$130,000	(1)	$—
Short-term incentive compensation	155,843	(2)	155,843	(2)	155,843	(2)	155,843	(2)
Accelerated vesting of Cash America LTIP RSU awards	—		—		—		—
Accelerated vesting of CashNetUSA Long-Term Incentive Plan Awards	—		—		504,128	(3)	504,128	(3)
Continued health benefits	—		14,424	(4)	14,424	(4)	—
Accrued & unused paid time off	21,000	(5)	21,000	(5)	21,000	(5)	21,000	(5)
Outplacement benefits	—		—		—		—
Tax gross-ups	—		—		—		—

Total	$176,843		$321,267		$825,395		$680,971

(1)	Includes six months base salary payable over a six-month period following termination.

(2)	This amount is the actual STI award paid to Mr. Pedotto pursuant to the 2010 STI plan.

(3)	If all of Mr. Pedotto’s units that were outstanding under the CashNetUSA 2008 LTIP on December 31, 2010 had accelerated and vested due to a change-in-control their value would have been the amount shown in the table. This value was calculated under the change-in-control provisions of the CashNetUSA 2008 LTIP with a hypothetical change-in-control date of December 31, 2010. This value is only an estimate and is based on the increase in earnings of the E-Commerce Division from September 30, 2008 through September 30, 2010; this value does not reflect future earnings projections for the E-Commerce Division. In 2011, Mr. Pedotto agreed to the CashNetUSA 2008 LTIP Termination Amendment and received a payment in the amount of $196,622. All of Mr. Pedotto’s awards under the CashNetUSA 2008 LTIP were terminated as of January 2011. See “Executive compensation—Compensation Discussion and Analysis—2010 Compensation—Long-Term Incentive Compensation—CashNetUSA 2008 Long-Term Incentive Plan” for additional information regarding the CashNetUSA 2008 LTIP Termination Amendment.

(4)	Consists of Employer COBRA Premiums to be paid over a six-month period and supplemental executive health care benefits to be paid over a six-month period.

(5)	Calculated based on Mr. Pedotto’s salary at December 31, 2010. Assumes none of Mr. Pedotto’s 168 hours of accrued paid time off available for the 2010 year had been used.

Principal and selling stockholders

The following table provides information concerning beneficial ownership of our capital stock as of October 31, 2011 by:

➢	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

➢	each of our executive officers;

➢	each of our directors; and

➢	all of our directors and executive officers as a group.

Prior to the completion of this offering, we may appoint additional persons to serve as our executive officers upon completion of this offering.

The following table lists the applicable percentage beneficial ownership based on 33,000,000 shares of common stock outstanding as of October 31, 2011. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to the securities held.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Enova International, Inc., 200 West Jackson Blvd., Chicago, Illinois 60606.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering(1)
Name of Beneficial Owner	Number	Percent	Shares Being Offered Hereby	Number	Percent
5% Stockholders:
Cash America International, Inc.(2)	33,000,000	100.0%				%
Directors and Executive Officers:
Daniel R. Feehan	—	—	—	—	—
Timothy S. Ho	—	—	—	—	—
Alex T. King	—	—	—	—	—
Kenneth P. Pedotto	—	—	—	—	—
Kenneth Schultz	—	—	—	—	—
Ozgul Baysar	—	—	—	—	—
Fred Lee	—	—	—	—	—
Daniel Shteyn	—	—	—	—	—
Lisa M. Young	—	—	—	—	—
Albert Goldstein	—	—	—	—	—
Dean W. Hatton	—	—	—	—	—
James G. Kelly	—	—	—	—	—

All directors and executive officers as a group (12 persons)	—	—%	—	—	—%

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.

(2)	The address for Cash America International, Inc. is 1600 West 7th Street, Fort Worth, Texas 76102.

Our relationship with Cash America

GENERAL

Prior to this offering, we were operated as a wholly-owned subsidiary of Cash America. Immediately following this offering, Cash America will continue to own of record and beneficially     % of our common stock, or              shares. If the underwriters exercise their over-allotment option in full, immediately following this offering, Cash America will own of record and beneficially     % of our common stock, or              shares of our common stock.

HISTORICAL RELATIONSHIP WITH CASH AMERICA

We are a wholly-owned subsidiary of Cash America. Cash America has historically provided corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services to us for which we will be responsible for after the completion of this offering. Expenses allocated to us by Cash America relating to these services were $14.3 million, $10.5 million and $8.3 million for the years ended December 31, 2010, 2009 and 2008, respectively, and $13.2 million for the nine months ended September 30, 2011.

We will owe Cash America approximately $358.3 million on account of affiliate notes payable, including a $75.0 million dividend paid to Cash America in the form of a promissory note dated September 6, 2011. The intercompany indebtedness is represented by three note agreements, one of which had an outstanding principal balance of $242.0 million, $235.3 million and $229.7 million at September 30, 2011, December 31, 2010 and December 31, 2009, respectively, bears interest at Cash America’s monthly weighted average cost of borrowed funds, which was 4.87%, 4.53% and 4.47% at September 30, 2011, December 31, 2010 and December 31, 2009, respectively, and has a maturity date of June 30, 2018. The second note agreement had an outstanding principal balance of $41.3 million, $35.0 million and $26.1 million at September 30, 2011, December 31, 2010 and December 31, 2009, respectively, bears interest at a rate of 12% annually, and has a maturity date of August 1, 2017. The third note agreement was signed on September 6, 2011 and has an outstanding principal balance of $75.0 million and bears interest at Cash America’s monthly weighted average cost of borrowed funds, which was 4.87% at September 30, 2011, and has a maturity date of September 1, 2017. We intend to repay this intercompany indebtedness due to Cash America with the net proceeds received by us in this offering as described in “Use of proceeds.” We have relied on Cash America to provide us with financing to fund the development and operation of our business, and after the completion of this offering we will not rely on Cash America to fund our business and will be required to utilize other sources of financing to develop and operate our business.

We and our subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $352.5 million, $327.7 million, $385.7 million, and $327.2 million, at December 31, 2010 and 2009, and at September 30, 2011 and 2010, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, we have liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. We believe we will not have to make any payments under these guarantees, therefore, no liability has been reflected on the accompanying consolidated balance sheets. We expect to be released from liability under such guarantees immediately prior to completion of this offering.

Our relationship with Cash America

Cash America has guaranteed our performance of various agreements that we are a party to, including guaranteeing our obligations to third party lenders under our CSO programs, totaling $36.4 million as of September 30, 2011, and our obligations under the leases covering our leased premises for which we are liable for monthly rents of approximately $173,000 through the remaining terms of these leases.

CASH AMERICA AS A CONTINUING STOCKHOLDER

After the completion of this offering, Cash America will own     % of the outstanding shares of our common stock (     % if the underwriters exercise their over-allotment option in full). Cash America has informed us that its objective is to own between 35% and 49% of our outstanding shares of common stock immediately following the offering to permit it to account for its investment in us using the equity method of accounting, and will not continue to consolidate our results of operations with its consolidated results of operations. Further, Cash America has informed us that it desires to establish a public market for our common stock and, by doing so, establish a market value of our business that is independent from the market value of Cash America’s common stock, and give us the ability to focus singularly on our business strategies while Cash America focuses on its strategy of expanding its storefront business and products in the United States and Latin America. As a result of its anticipated ownership of our common stock following this offering, Cash America will be our largest stockholder following the offering and will have significant influence in all matters submitted to the vote of our stockholders, including the composition of our board of directors and other matters such as determinations with respect to acquisitions of businesses, mergers and other business combinations, and will have the ability to significantly influence many of our actions, whether or not they are subject to stockholder approval.

Cash America’s interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Cash America takes with respect to us may not be favorable to us or our other stockholders. In addition, Cash America’s ownership of a significant percentage of our shares, even though less than a majority of our shares, may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price.

The President and Chief Executive Officer of Cash America, Daniel R. Feehan, is the Executive Chairman of our Board of Directors and will remain in that position following completion of the offering.

AGREEMENTS BETWEEN US AND CASH AMERICA

This section provides a summary description of agreements between Cash America and us relating to this offering and our relationship with Cash America after this offering. This description of the agreements is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Cash America immediately prior to the completion of this offering; accordingly, we will enter into these agreements with Cash America in the context of our relationship as a wholly-owned subsidiary of Cash America. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm’s-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Separation Agreement

We will enter into a separation agreement with Cash America immediately prior to the completion of this offering. The separation agreement will contain the key provisions related to our relationship with Cash

Our relationship with Cash America

America when we will no longer be a wholly-owned subsidiary of Cash America. When used in this section, “separation date” and “the separation” refer to the date which we and Cash America sign the separation agreement.

Conditions to offering.    The separation agreement will provide that this offering will be subject to the satisfaction or waiver of certain conditions. Cash America may decide not to complete this offering if, at any time, Cash America’s board of directors determines, in its sole discretion, that this offering is not in the best interests of Cash America or its shareholders.

Claims.    Generally, we will assume liability for all pending, threatened, and unasserted legal matters related to our business or our assumed or retained liabilities, and Cash America will retain liability for all pending, threatened, and unasserted legal matters related to its business following the separation or its assumed or retained liabilities.

Releases.    Except as otherwise provided in the separation agreement, each of Cash America and us will release and discharge the other and their respective officers, directors, employees, agents, contractors, successors and assigns from all liabilities existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions existing or alleged to have existed on or before the completion of this offering from Cash America. The releases will not extend to obligations or liabilities under any agreements between Cash America and us that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the registration rights agreement, the tax sharing agreement, the employee matters agreement, the credit underwriting services agreement and the marketing and customer referral agreement.

Indemnification.    In addition, the separation agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cash America’s business following the separation with Cash America. Specifically, each party will indemnify, defend, and hold harmless the other party, its affiliates, and officers, directors, employees, agents, contractors, successors, and assigns for any losses relating to, arising out of or resulting from:

➢	the liabilities each such party assumed pursuant to the separation agreement and the other separation agreements;

➢	the operation of such party’s business;

➢	any breach by such party of the separation agreement or the other separation agreements.

We will indemnify, defend and hold harmless Cash America for any losses arising out of or otherwise in connection with our failure to perform or our breach of any term of any contract, lease or other instrument made by us that Cash America has guaranteed our performance, including Cash America’s guarantee of our obligations to third-party lenders under our CSO programs, totaling $36.4 million as of September 30, 2011, and our obligations under the leases covering our leased premises for which we are liable for payment of monthly rents of approximately $173,000 through the remaining term of such leases, and all other guarantees of our obligations made by Cash America for our benefit prior to the completion of this offering.

We will indemnify, defend, and hold harmless Cash America, its affiliates, and officers, directors, employees, agents, contractors, successors, and assigns for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or

Our relationship with Cash America

alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Insurance.    The separation agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the effective date of the separation agreement and will set forth procedures for the administration of insured claims and the allocation of proceeds. In addition, the separation agreement will provide that upon completion of the offering, Cash America and we will be solely responsible for our respective programs of insurance, which will be separate and apart from one another. The separation agreement will also provide that each party will obtain, subject to the terms of the agreement, certain directors and officers insurance policies for acts and omissions occurring on or after the effective date of the registration statement of which this prospectus is a part.

Financial reporting.    We have agreed that, for so long as Cash America beneficially owns 10% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in an election of directors, we will:

➢	maintain the same fiscal year as Cash America;

➢	deliver monthly financial reports to Cash America;

➢

provide to Cash America summarized information required in Rule 1-02(bb) of Regulation S-X of the Exchange Act no later than the 10th business day following the end of each quarter and final balance sheets, statements of operations, statements of cash flows and statements of stockholders’ equity no later than the 12th business day following the end of each quarter;

➢	provide audited financial statements five business days before the date when Cash America has indicated it intends to file its annual report on Form 10-K; and

➢

cooperate, and use our reasonable best efforts to cause our auditors to cooperate, to the extent reasonably requested by Cash America, in connection with the preparation of Cash America’s financial statements and other information provided to the public, the SEC, or any securities exchange by Cash America; and

➢	unless otherwise required by law, to the extent requested by Cash America, use auditors reasonably satisfactory to Cash America.

Contractual restrictions.    So long as Cash America owns 10% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not:

➢

without the prior written consent of Cash America, take any action limiting the rights of Cash America as our stockholder (including limiting its rights to transfer shares of our stock that it owns) or limit the rights of any transferee of Cash America. Without Cash America’s consent, we will not take any action or recommend to our stockholders any action, which would limit the legal rights of, or deny any benefit to, Cash America as our stockholder solely as a result of the amount of our voting stock it owns or in a manner not applicable to the holders of our voting stock generally; or

➢

take any action, or fail to take any action, that reasonably could result in Cash America being in breach of or default under a contract to which Cash America is a party and of which Cash America has notified us, except to the extent that certain actions or inactions of Cash America’s affiliates may result in Cash America being in breach of or in default under such a contract.

Our relationship with Cash America

For two years after the completion of this offering, neither we nor Cash America will be permitted to solicit each other’s active employees for employment without the other’s consent.

Expenses.    The separation agreement will provide that we will be responsible for all costs incurred in connection with this offering other than the underwriting fees, discounts and commissions relating to the sale of shares of our common stock by Cash America in this offering. In connection with this offering, Cash America has provided corporate services such as finance, legal, accounting, tax, human resources and other services to us. In addition, Cash America has incurred third-party costs attributable to this offering on our behalf. All such third party costs will be billed to us and will be netted against the proceeds to be received by us upon consummation of this offering. As of                     , 2011, Cash America had incurred approximately $             million of services and $             million of third-party costs related to this offering, which third-party costs are included in the estimated expenses of this offering.

Transition Services Agreement

In connection with this offering, we will enter into a transition services agreement with Cash America, pursuant to which Cash America will agree to provide to us, on a transitional basis, certain administrative services, including, among other things, risk management, public and government relations, investor relations, internal audit, treasury, payroll, legal, compliance and licensing, accounting, tax, human resources, compensation and benefits and certain information systems support generally consistent with the services provided by Cash America to us before the separation. The charges for the transition services generally are intended to allow Cash America to fully recover the costs directly associated with providing the services to us, plus all out-of-pocket costs and expenses, with nominal profit. The charges for the transition services generally will be approximately              per month plus reimbursement of Cash America’s out of pocket expenses. We have been preparing for the transition of the services to be provided by Cash America, or third-party providers on behalf of Cash America, to us under the transition services agreement. We expect that we will be able to complete the transition of those services on or before six months following the completion of this offering.

We expect the services provided under the transition services agreement will terminate six months after the completion of this offering.

Subject to certain exceptions, Cash America’s liability for providing services under the transition services agreement will generally be limited to the aggregate amount (excluding any third-party costs and expenses included in such amount) actually paid to Cash America by us pursuant to the transition services agreement. The transition services agreement also will provide that Cash America shall not be liable to us for any consequential, special, indirect, incidental, punitive, or exemplary damages.

Registration Rights Agreement

We will enter into a registration rights agreement with Cash America to provide it with certain registration rights relating to the shares of our common stock that it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Cash America or its permitted transferees.

Shares covered.    The registration rights agreement will cover all shares of our common stock that are held by Cash America from time to time, or by a permitted transferee.

Mandatory registration rights.    We may be required to file and use our best efforts to effect the registration of shares of our common stock pursuant to a registration statement under certain circumstances in one or more separate public offerings or from time to time no earlier than the

Our relationship with Cash America

expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Unless Cash America otherwise consents, we will not grant any demand registration rights to register shares of our common stock that are senior to or on parity with the rights granted to Cash America under the registration rights agreement.

Piggyback registration rights.    If we at any time propose to file on our behalf or on behalf of any of our other stockholders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.

Registration expenses.    We will be responsible for the registration expenses incident to our performance of or compliance with the registration rights agreement, excluding brokers’ and underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or distribution of shares of our common stock by Cash America and the fees, costs and disbursements of any counsel to Cash America.

Indemnification.    The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Cash America and its affiliates and representatives and any underwriters and, in limited situations, will obligate Cash America to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Termination.    The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until such time as no registrable shares are outstanding after their original issuance. Shares of common stock subject to the registration rights agreement will no longer be registrable shares upon the earliest of (a) the date on which they have been sold pursuant to an effective registration statement or are eligible for sale pursuant to Rule 144 (or any successor provision) under the Securities Act without restriction pursuant to such rule on the volume of securities that may be sold in any single transaction, or (b) the date on which they are sold to us or our subsidiaries.

Tax Sharing Agreement

In connection with this offering, we will enter into a tax sharing agreement with Cash America. The tax sharing agreement will govern the respective rights, responsibilities, and obligations of Cash America and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. The tax sharing agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding any such termination, the tax sharing agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which the agreement was in effect.

In general, under the tax sharing agreement:

➢	we and Cash America will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

➢

with respect to any period (or portion thereof) ending prior to the separation, Cash America will pay any U.S. federal income taxes of the “affiliated group” of which Cash America is the common parent and, if we (including any of our subsidiaries) are included in that affiliated group, we will pay Cash America an amount equal to the amount of U.S. federal income tax we would have paid had we filed a

Our relationship with Cash America

separate consolidated U.S. federal income tax return for any such period (or portion thereof), subject to certain adjustments. With respect to any period (or portion thereof) beginning after the separation, we will be responsible for any U.S. federal income taxes of us or our subsidiaries;

➢

with respect to any period (or portion thereof) ending prior to the separation, Cash America will pay any U.S. state or local income taxes that are determined on a consolidated, combined, or unitary basis and, if we (including any of our subsidiaries) are included in such determination, we will pay Cash America an amount equal to the amount of tax we would have paid had we filed a separate state or local return, as the case may be, for any such period (or portion thereof), subject to certain adjustments;

➢	with respect to any period (or portion thereof) beginning after the separation, we will be responsible for any U.S. state or local income taxes of us or our subsidiaries;

➢

Cash America will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Cash America and/or its subsidiaries (excluding us and our subsidiaries);

➢

we will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only us and/or our subsidiaries; any taxes that are properly allocated to us and/or our subsidiaries; certain transfer taxes; and any breach by us of applicable covenants in the tax sharing agreement; and

➢

the tax sharing agreement will also assign responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations, or similar proceedings.

Employee Matters Agreement

In connection with this offering, we will enter into an employee matters agreement with Cash America to allocate liabilities and responsibilities relating to Cash America’s and our current and former employees and their participation in certain benefit plans. Generally, we anticipate that the employee matters agreement will provide that (a) we will retain or assume all liabilities and responsibilities relating to all persons with respect to their employment by us or our wholly-owned subsidiaries and (b) Cash America will retain or assume all liabilities and responsibilities relating to persons with respect to their employment by Cash America or any of its subsidiaries (other than us and our wholly-owned subsidiaries). Except as otherwise provided by the agreement, neither we nor Cash America will be under any obligation to adopt or maintain any specific plans or benefits.

As of the date of this offering, retirement, welfare, and other benefits for our employees are provided under plans implemented by Cash America. The employee matters agreement will provide that our employees will continue to participate in Cash America’s benefit plans for a transition period, but that we will pay or reimburse Cash America for the costs of our employees’ participation. In connection with the transition, the account balances of our employees who participate in Cash America’s 401(k) plan, Nonqualified Savings Plan, and SERP will continue to be maintained in those plans. At the end of the transition period, we intend generally to adopt similar plans and policies that will apply to our employees and these employees’ account balances will be transferred into our new plans. See “Executive compensation—Plans We Anticipate Implementing.”

Some of our employees hold outstanding awards made under Cash America’s short-term and long-term incentive plans. See “Executive compensation—Grants of Plan-Based Awards for Fiscal 2010” and “—Outstanding Equity Awards at 2010 Fiscal Year End.” We do not intend to adjust the terms of the outstanding short-term incentive plan for 2011, which is based on the performance of both Cash America and us in 2011.

Our relationship with Cash America

Upon completion of this offering, Cash America intends to accelerate the vesting of any unvested restricted stock unit, or RSU, awards relating to Cash America’s common stock granted by Cash America to our employees under its long-term incentive plan prior to 2011.

In addition, upon completion of this offering, Cash America intends to terminate the then unvested portion of the RSU award granted by Cash America to our Chief Executive Officer in 2011. Subject to the approval of our Compensation Committee, we intend to replace the portion of such terminated and unvested Cash America RSU award with a long-term incentive award issued under our long-term incentive plan that would have a value, vesting periods and performance measures and targets similar in scope and nature to the portion of the RSU award that Cash America intends to terminate.

Further, cash-based performance unit awards that were granted to many of our employees in 2011 and are scheduled to vest in January 2012 will vest on the date the offering is completed, with the vested value to be paid in cash. The value of all vested cash-based performance units will be based on our EBITDA growth from 2010 to 2011. Any unvested portion of these cash-based performance unit awards granted in 2011 will be canceled. Subject to the approval of our Compensation Committee, we intend to make a special one-time equity-based grant to our officers and certain of our other employees on or about the time of the offering. Any new equity-based awards or cash-based long-term incentive awards to our employees after the completion of this offering will be made under our incentive plans.

Credit Underwriting Services Agreement

In connection with this offering, we will enter into a credit underwriting services agreement with Cash America whereby we will continue to provide Cash America with our underwriting services and analytical models for its use in its consumer credit business. Cash America will pay us licensing and service fees under this agreement.

Marketing and Customer Referral Agreement

We have historically had an arrangement with Cash America pursuant to which we compensated Cash America for customer leads that it provided to us that it has generated from its retail locations and its website, though no formal agreement has existed. In connection with this offering, we will enter into a marketing and customer referral agreement with Cash America which will provide the terms pursuant to which we will continue to pay Cash America compensation for providing us with new customer leads from their retail locations and their websites. We will pay Cash America compensation for leads it generates for us. During 2008, 2009, 2010 and the nine months ended September 30, 2011, we paid Cash America $0.3 million, $0.8 million, $1.0 million and $0.9 million, respectively, for lead generations.

Certain relationships and related transactions

Since January 1, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than those described under “Executive compensation” and “Our relationship with Cash America.”

Our board of directors intends to adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the board of directors, or one of its committees, other than those directors with a direct or indirect material interest in the related party transaction, will review all material facts of all related party transactions and either approve or disapprove entry into the related party transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the board of directors, or the appropriate committee to which the board has delegated authority, will take into account, among other factors, the following: (1) whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the related person’s interest in the transaction. All related party transactions required to be disclosed in our filings with the SEC shall be so disclosed in accordance with applicable laws, rules and regulations.

In addition, our amended and restated certificate of incorporation will provide that in the event Cash America enters into an agreement or transaction with us, any of our directors or officers who is also a director, officer or employee of Cash America shall have, to the fullest extent permitted by the DGCL, fully satisfied and fulfilled the fiduciary duty of such person to us and our stockholders with respect to such agreement or transaction, if:

➢

the agreement or transaction was approved by (i) an affirmative vote of a majority of the members of our board of directors who are not persons with a material financial interest in the agreement or transaction, or Interested Persons, (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not Interested Persons or (iii) one or more of our officers or employees who are not Interested Persons and who were authorized by our board of directors or committee thereof in the manner set forth in (i) or (ii) above, in each case after being made aware of the material facts of the relationship between us and Cash America and the material terms and facts of the agreement or transaction;

➢	the agreement or transaction was fair to us at the time the agreement or transaction was entered into by us; or

➢

the agreement or transaction was approved by an affirmative vote of a majority of our shares of outstanding common stock entitled to vote, excluding shares held by Cash America or any Interested Person.

Description of capital stock

GENERAL

The following is a summary of the rights of our capital stock and certain provisions of our certificate of incorporation and bylaws. The following information assumes the filing of our amended and restated certificate of incorporation. For more detailed information, please see the forms of our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 275,000,000 shares, with a par value of $0.00001 per share, of which:

➢	250,000,000 shares are designated as common stock; and

➢	25,000,000 shares are designated as preferred stock.

As of October 31, 2011, there were outstanding 33,000,000 shares of our common stock held by Cash America.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. See “Dividend policy” for additional information. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

After the closing of this offering, no shares of preferred stock will be outstanding. Pursuant to our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to 25,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control.

Description of capital stock

COMPETITION AND CORPORATE OPPORTUNITY

Our amended and restated certificate of incorporation will provide that Cash America will not have any duty to refrain from:

➢	engaging, directly or indirectly, in the same or similar business activities or lines of business in which we engage or may engage,

➢	engaging, directly or indirectly, in any other business activities or lines of business that overlap with or compete with those in which we engage or may engage,

➢	making any decision related to, or taking any action to enforce its rights under, any agreement or contract with us,

➢	doing business with any of our suppliers, contractors or customers, or

➢

subject to restrictions contained in the separation agreement or any other written agreement to be entered into between Cash America and us, employing or otherwise engaging any of our directors, officers or employees.

Neither Cash America nor any of its officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities.

Our amended and restated certificate of incorporation also will provide that, in the event that Cash America acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, Cash America will not have any duty to communicate or offer such corporate opportunity to us and Cash America will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of us solely by reason of the fact that Cash America pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not communicate information regarding such corporate opportunity to us.

Our amended and restated certificate of incorporation will also provide that neither Cash America nor any of our directors and officers who are also directors, officers or employees of Cash America is under any obligation to offer us an opportunity to participate in business opportunities presented to Cash America or any of our directors or officers who are directors, officers or employees of Cash America, even if the opportunity is one that we might reasonably have pursued, and that neither Cash America nor any of our directors and officers, who are also directors, officers or employees of Cash America, will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of us, such business opportunity (i) is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of us and (ii) is not separately offered to Cash America.

Stockholders will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation. See “Risk Factors—Risks Related to Our Relationship with Cash America—We do not have a non-competition agreement with Cash America to restrict Cash America from competing with us, and Cash America is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Cash America before us.”

Any repeal or amendment to this provision of our amended and restated certificate of incorporation will require the affirmative vote of not less than 80% of the holders of the total voting power of our outstanding shares of capital stock generally entitled to vote in the election of our directors. This provision will terminate at such time that Cash America and its affiliates shall first cease to beneficially own 5% or more of the votes entitled to be cast by the holders of our then outstanding common stock.

Description of capital stock

REGISTRATION RIGHTS

After the completion of this offering and subject to the lock-up agreements described under the section entitled “Underwriting,” Cash America will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Cash America. See “Our relationship with Cash America—Agreements between Cash America and Us—Registration Rights Agreement.”

ANTI-TAKEOVER PROVISIONS

Our certificate of incorporation and our bylaws, which will be in effect upon the closing of this offering, contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder’s approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, as discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Action by Written Consent

Our certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. In addition, our bylaws provide that special meetings of the stockholders may be called only by our board of directors. Our bylaws prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice of Nominations and Proposals

Our bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Description of capital stock

Board Vacancies Filled by Majority of Directors

Vacancies and newly created seats on our board of directors may be filled only by the vote of a majority of the remaining members of our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors.

No Cumulative Voting

Our certificate of incorporation and bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment of the above provisions of our certificate of incorporation requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

In general, Section 203 of the DGCL, referred to as Section 203, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

➢	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

➢

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

➢

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10.0% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any

Description of capital stock

transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We will elect to opt out of Section 203 prior to completion of this offering by an express provision in our amended and restated certificate of incorporation.

ANTI-TAKEOVER EFFECT

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

EXCHANGE LISTING

We intend to apply to list our common stock on the NYSE under the symbol “ENVA.”

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be Mellon Investor Services LLC. The transfer agent’s address is 2 N. LaSalle St., Suite 1020, Chicago, IL 60606.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have a total of outstanding shares of              common stock, which includes the              shares of common stock sold by us in this offering. All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for “restricted” shares held by persons who may be deemed our “affiliates,” as that term is defined under Rule 144 of the Securities Act. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.

The shares of common stock held by Cash America are deemed to be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Cash America only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below.

RULE 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering, without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

➢

1.0% of the number of shares of common stock then outstanding, which is approximately              (             if the underwriters exercise their over-allotment option in full) shares of common stock upon the completion of this offering; and

➢	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding each such sale, subject to certain restrictions.

Sales by affiliates under Rule 144 are also subject to “manner of sale” provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Shares eligible for future sale

Upon expiration of any lock-up period and the six-month holding period, approximately             shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions. We cannot estimate the number of shares of common stock that our affiliates will elect to sell under Rule 144.

LOCK-UP AGREEMENTS

We, our executive officers and directors, and all of the holders of all of our outstanding shares of common stock (and securities exercisable for or convertible into common stock), including Cash America, have agreed with the underwriters not to sell or otherwise transfer or dispose of any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of UBS Securities LLC, Barclays Capital Inc. and Jefferies & Company, Inc. See “Underwriting” for a description of these provisions.

SHARES ISSUED UNDER EMPLOYEE PLANS

We intend to file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our employee plans. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up restrictions described above.

REGISTRATION RIGHTS

After the completion of this offering and subject to the lock-up agreements described above, Cash America will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Cash America. See “Our relationship with Cash America—Agreements between Cash America and us—Registration Rights Agreement.”

Certain U.S. federal tax considerations for non-U.S. holders

The following discussion summarizes the material U.S. federal income and estate tax consequences for non-U.S. holders (as defined below) of holding and disposing of our common stock. This discussion is based upon existing U.S. tax law, including legislation, regulations, administrative rulings and court decisions, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion:

➢

a “non-U.S. holder” is any holder of our common stock that is other than (1) a citizen or individual resident of the United States, (2) a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States or the District of Columbia, (3) a trust (i) in respect of which a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) that was in existence on August 20, 1996 and validly elected to continue to be treated as a domestic trust, (4) an estate that is subject to U.S. tax on its worldwide income from all sources or (5) a partnership or any other entity taxable as a partnership; and

➢	the term “U.S. tax” means U.S. federal income tax under the Internal Revenue Code.

The discussion assumes that holders hold our common stock as capital assets. This summary does not address the alternative minimum tax consequences, any U.S. state or local tax consequences, or any foreign tax consequences of the purchase, ownership and disposition of our common stock. Moreover, this summary does not address all aspects of U.S. federal income and estate tax consequences that may be applicable to holders in light of their particular circumstances, or to holders subject to special treatment under U.S. federal income or estate tax law, such as:

➢	real estate investment trusts;

➢	partnerships or other pass-through entities and investors in such entities;

➢	tax-exempt organizations;

➢	financial institutions, insurance companies and broker-dealers;

➢

holders who hold our common stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of our common stock and one or more other investments;

➢	mutual funds;

➢	traders in securities who elect to apply a mark-to-market method of accounting;

➢	holders who acquired our common stock in compensatory transactions;

➢	holders who are subject to the alternative minimum tax; or

➢	holders who are or have previously been engaged in the conduct of a trade or business in the United States or who have ceased to be U.S. citizens or to be taxed as resident aliens.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. tax purposes) holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors with respect to the tax consequences of being a partner in a partnership that purchases, owns, or disposes of our common stock.

Certain U.S. federal tax considerations for non-U.S. holders

This summary is not a substitute for an individual analysis of the tax consequences of holding or disposing of our common stock. Investors considering the purchase of our common stock are urged to consult a tax advisor as to the tax consequences of holding or disposing of our common stock, including any consequences arising from their particular facts and circumstances, any federal estate or gift tax consequences and any tax consequences arising under state, local or foreign law.

DISTRIBUTIONS ON COMMON STOCK

We do not expect to pay dividends in the foreseeable future. However, if we do pay a dividend on our common stock, such distribution to a non-U.S. holder will be treated for U.S. tax purposes (1) first, as a dividend to the extent of our current or accumulated earnings and profits, as determined under general U.S. tax principles, (2) second, as a non-taxable recovery of such holder’s tax basis in that common stock, which causes a reduction in such tax basis to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and (3) finally, as gain realized in respect of such common stock.

Dividends paid to a non-U.S. holder will be subject to withholding of U.S. tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty, unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States). Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder in the United States), are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. tax if the non-U.S. holder complies with applicable certification and disclosure requirements by furnishing us with a properly completed and executed Internal Revenue Service, or IRS, Form W-8ECI. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in the case of certain non-U.S. holders that are tax transparent entities, such as partnerships, the owner or owners of these entities) will generally be required to satisfy certain certification requirements as set forth on IRS Form W-8BEN (or other applicable form) in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. A non-U.S. holder that is eligible for a reduced rate of withholding under an income tax treaty may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an income tax treaty and the manner of claiming the benefits of such treaty.

SALES OR DISPOSITIONS OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. tax on gain recognized on a disposition of our common stock unless:

➢

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to U.S. persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

Certain U.S. federal tax considerations for non-U.S. holders

➢	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

➢

we are or have been a “U.S. real property holding corporation” for U.S. tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we currently are not, and do not expect to become, a U.S. real property holding corporation for U.S. tax purposes.

WITHHOLDABLE PAYMENTS TO FOREIGN FINANCIAL ENTITIES AND OTHER FOREIGN ENTITIES

Under recently enacted legislation, a 30% withholding tax would be imposed on certain payments that are made to “foreign financial institutions” and certain other non-U.S. entities. The legislation generally would impose the withholding tax on dividends paid after December 31, 2013 on, or gross proceeds paid after December 31, 2014 from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) in the case of a foreign financial institution, an agreement is in effect between the foreign financial institution and the U.S. Treasury, under which the foreign financial institution agrees to undertake certain diligence and reporting obligations, or the foreign financial institution satisfies other requirements prescribed by the U.S. Treasury, or (ii) in the case of a foreign non-financial entity, the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Generally, we must report annually to the IRS and to you the amount of dividends paid to you, your name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside under the provisions of any applicable tax treaty or exchange of information agreement. A non-U.S. holder will be exempt from backup withholding on dividends it receives from us if such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. holder or otherwise meets documentary evidence requirements for establishing that such stockholder is a non-U.S. holder or otherwise qualifies for an exemption.

Information reporting and backup withholding generally will not apply if a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States. However, U.S. information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a U.S. person for U.S. tax purposes or has certain specified relationships or connections with the United States unless the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and

Certain U.S. federal tax considerations for non-U.S. holders certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless such non-U.S. holder properly provides a Form W-8BEN certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s U.S. tax liability by timely filing a properly completed claim for refund with the IRS.

U.S. FEDERAL ESTATE TAX

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Investors considering the purchase of our common stock are urged to consult their own tax advisors as to the specific tax consequences of holding our common stock, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

Underwriting

We and Cash America are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Barclays Capital Inc. and Jefferies & Company, Inc. are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
UBS Securities LLC
Barclays Capital Inc.
Jefferies & Company, Inc.
JMP Securities LLC
Raymond James & Associates, Inc.
William Blair & Company, LLC
Keefe, Bruyette & Woods, Inc.
Roth Capital Partners, LLC
Sterne, Agee & Leach, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, if the underwriters do not exercise the over-allotment option described below, they are not required to pay for the shares covered by such option.

Our common stock is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

Cash America has granted the underwriters an option to buy up to an aggregate of                      additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Underwriting

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions we and Cash America will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares.

	No exercise	Full exercise
Per share payable by us	$	$
Per share payable by Cash America

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            .

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and all of the holders of all of our outstanding shares of common stock (and securities exercisable for or convertible into common stock), including Cash America, have entered into lock-up agreements with the underwriters. Under these agreements, we, Cash America and each of these persons may not, subject to certain exceptions, without the prior written approval of UBS Securities LLC, Barclays Capital Inc., and Jefferies & Company, Inc. offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. UBS Securities LLC, Barclays Capital Inc., and Jefferies & Company, Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ending on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Underwriting

INDEMNIFICATION

We and Cash America have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we and Cash America have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NYSE LISTING

We intend to apply to list our common stock on the NYSE under the symbol “ENVA.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Underwriting

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and Cash America and perform services for us and Cash America in the ordinary course of their business for which they will receive customary fees and expenses.

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our and Cash America’s directors, officers and certain employees, to certain of our vendors and business partners and to friends and family of certain of our employees. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors, executive officers or selling stockholders shall be subject to the lock-up agreements described above.

Underwriting

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Underwriting

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

➢	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

➢	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

➢

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

➢	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

➢

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

Underwriting

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and

Underwriting

in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢

by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Legal matters

Certain legal matters will be passed upon for us by Hunton & Williams LLP, Dallas, Texas and for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits thereto as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the shares of our common stock offered hereby, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made. You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Securities and Exchange Commission’s website at http://www.sec.gov. Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the Securities and Exchange Commission. These reports can also be reviewed by accessing the Securities and Exchange Commission’s website.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Cash America International, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Enova International, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Worth, Texas

September 14, 2011

Enova International, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,
	2010	2009
Assets
Current assets:
Cash	$19,187	$27,261
Consumer loans, net	90,355	60,787
Prepaid expenses and other assets	7,818	10,652
Deferred tax assets	15,285	11,198

Total current assets	132,645	109,898
Property and equipment, net	31,588	26,361
Goodwill	255,786	236,929
Intangible assets, net	1,046	2,132
Other assets	702	416

Total Assets	$421,767	$375,736

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$37,565	$37,914
Accrued supplemental acquisition payment	—	2,291
Current intercompany income taxes payable	11,019	6,093

Total current liabilities	48,584	46,298
Deferred tax liabilities	22,586	15,845
Other liabilities	454	2,442
Affiliate notes payable	270,269	255,799

Total Liabilities	341,893	320,384

Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized 33,000,000 shares issued and outstanding	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized no shares issued and outstanding
Additional paid in capital	495	418
Retained earnings	79,585	54,761
Accumulated other comprehensive (loss) income	(206)	173

Total Equity	79,874	55,352

Total Liabilities and Equity	$421,767	$375,736

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Year Ended December 31,
	2010		2009	2008
Revenue		$378,317	$254,977	$223,477
Cost of Revenue		164,957	109,174	107,170

Gross Profit		213,360	145,803	116,307

Expenses
Marketing		59,197	32,775	19,363
Operations and technology		40,983	29,915	23,721
Administration		50,252	36,094	25,777
Depreciation and amortization		8,559	7,297	5,234

Total Expenses		158,991	106,081	74,095

Income from Operations		54,369	39,722	42,212
Affiliate interest expense		(15,505)	(11,852)	(7,098)
Investment interest income		296	—	(1)
Foreign currency transaction (loss) gain		(156)	38	(79)

Income before Income Taxes		39,004	27,908	35,034
Provision for income taxes		14,183	10,205	13,083

Net Income		$24,821	$17,703	$21,951

Earnings per share—basic and diluted
Earnings per common share, basic		$0.75	$0.54	$0.67
Earnings per common share, diluted		$0.75	$0.54	$0.67

Weighted average shares outstanding, basic		33,000	33,000	33,000
Weighted average shares outstanding, diluted		33,000	33,000	33,000
Pro forma earnings per share—basic and diluted (Unaudited) (See Note 20)
Pro forma earnings per common share, basic	$
Pro forma earnings per common share, diluted	$

Pro forma weighted average shares outstanding, basic
Pro forma weighted average shares outstanding, diluted

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

(dollars and shares in thousands)

	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Equity
	Shares	Amount
Balance at January 1, 2008	33,000	$—	$82	$15,107	$17	$15,206
Stock-based compensation expense			239	—	—	239
Net income			—	21,951	—	21,951
Foreign currency translation gain, net of tax			—	—	296	296

Balance at December 31, 2008	33,000	—	321	37,058	313	37,692
Balance at January 1, 2009			321	37,058	313	37,692
Stock-based compensation expense			96	—	—	96
Net income			—	17,703	—	17,703
Foreign currency translation gain (loss), net of tax			—	—	(140)	(140)
Capital contribution			1	—	—	1

Balance at December 31, 2009	33,000	—	418	54,761	173	55,352
Balance at January 1, 2010			418	54,761	173	55,352
Stock-based compensation expense			76	—	—	76
Net income			—	24,821	—	24,821
Foreign currency translation loss, net of tax			—	—	(379)	(379)
Capital contribution			1	3	—	4

Balance at December 31, 2010	33,000	$—	$495	$79,585	$(206)	$79,874

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008
Net Income	$24,821	$17,703	$21,951
Other comprehensive (loss) gain, net of tax:
Foreign currency translation (loss) gain(1)	(379)	(140)	296

Total other comprehensive (loss) gain, net of tax	(379)	(140)	296

Comprehensive Income	$24,442	$17,563	$22,247

(1)	Net of tax benefit (provision) of $204, $73 and $(168) for the years ended December 31, 2010, 2009 and 2008.

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008
Cash Flows from Operating Activities
Net Income	$24,821	$17,703	$21,951
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,559	7,297	5,234
Cost of revenue	164,957	109,174	107,170
Non-cash interest expense	15,505	11,852	7,098
Stock-based compensation	76	96	239
Deferred income taxes, net	2,858	3,360	6,039
Other	—	120	52
Changes in operating assets and liabilities, net of assets acquired
Finance and service charges on consumer loans	(3,739)	(1,317)	330
Prepaid expenses and other assets	2,548	(10,428)	(4,680)
Accounts payable, accrued expenses and other liabilities	(2,057)	20,088	4,747
Current intercompany income taxes payable	4,926	(7,065)	6,492

Net cash provided by operating activities	218,454	150,880	154,672

Cash Flows from Investing Activities
Consumer loans made or purchased	(871,593)	(572,160)	(464,426)
Consumer loans repaid	680,530	447,742	353,904
Acquisitions, net of cash acquired	(21,162)	(42,446)	(99,027)
Purchases of property and equipment	(12,687)	(12,360)	(11,524)

Net cash used in investing activities	(224,912)	(179,224)	(221,073)

Cash Flows from Financing Activities
(Payments to) borrowings from affiliates	(1,034)	39,321	76,686

Net cash (used in) provided by financing activities	(1,034)	39,321	76,686

Effect of exchange rates on cash	(582)	(212)	456

Net (decrease) increase in cash	(8,074)	10,765	10,741
Cash at beginning of year	27,261	16,496	5,755

Cash at end of period	$19,187	$27,261	$16,496

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of the Company

Enova International, Inc. (the “Company”) operates an Internet-based platform to serve customers in need of cash to meet their personal objectives. Through a network of direct and indirect marketing activities, the Company offers funds to its customers through a variety of loan products and services. The business is operated strictly through the Internet to provide a convenient, fully-automated financial solution to its customers. The Company serves its customers under the brand name “CashNetUSA” in the United States, under the names “QuickQuid” and “Pounds to Pocket” in the United Kingdom and under the name “DollarsDirect” in Australia and Canada.

The Company offers short-term single payment loans, longer-term multi-payment installment loans, credit and finance brokerage services and has purchased participation interests from third parties through its micro line of credit (or “MLOC”) services business. Each customer transaction provides customers with cash, typically in exchange for a non-recourse promissory note or other repayment agreement. A transaction means any transaction whereby a new or existing customer is provided an advance of credit, whether through a direct funding of a loan originated by the Company, through a loan funded by an unaffiliated lender in connection with the Company’s credit service organization and finance brokerage programs (the “CSO programs”), or the participation in receivables originated by a third-party lender’s micro line of credit product, and includes new loans, renewals and each advance on a line of credit. The Company is responsible for all elements of the customer transaction on the Company’s own behalf as a lender and specific elements of transactions that customers have with a third-party lender in connection with the Company’s CSO programs. In cases where the Company offers products funded by third-party lenders under the CSO programs, the Company agrees, for a fee payable to the Company by the consumer, to provide a variety of services to the customer, one of which is to guarantee the consumer’s obligation to repay the loan received by the consumer from the third-party lender if the consumer fails to do so.

2.    Significant Accounting Policies

Basis of Presentation

On September 7, 2011, Cash America International, Inc. (“Cash America”) formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., which, as of December 31, 2010, offered loans through a number of its subsidiaries to customers in 32 states in the United States, in the United Kingdom, in Australia, and in Canada, and all of the equity interests in Primary Innovations, LLC, which provided services in connection with a third-party lender’s MLOC product during 2010, 2009 and 2008, in exchange for 33 million shares of the Company’s common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include goodwill and intangible assets arising from Cash America’s acquisition of certain businesses included in the Company. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources, compensation and benefits and certain information systems and collections support and other similar services. The expense allocations have been determined on a basis that Cash America and the Company consider to be reasonable

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reflections of the utilization of services provided by Cash America. See “Administration Expenses” for an explanation of this allocation method. Also see Note 15 for additional information on the Company’s relationship with Cash America. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or as if the Company had been a separate company during the periods presented.

Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for losses on consumer loans, goodwill, long-lived and intangible assets, income taxes, contingencies and litigation. Management bases its estimates on historical experience, empirical data and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Foreign Currency Translations

The functional currencies for the Company’s subsidiaries that serve residents of the United Kingdom, Australia and Canada are the British Pound Sterling, the Australian dollar and the Canadian dollar, respectively. The assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, and the resulting adjustments are recorded in “Accumulated other comprehensive income (loss)” as a separate component of equity. Revenue and expenses are translated at the monthly average exchange rates occurring during each period.

Revenue Recognition

Upon completion of a transaction with its customer, funds are provided to the customer in exchange for an obligation to repay the amount advanced plus fees and any applicable interest, which takes the form of a consumer loan, which can be a loan written by the Company or by a third party. The Company recognizes interest on consumer loans it writes and participation interests purchased from third parties on a constant yield basis ratably over the term of the loan. Unpaid and accrued interest and fees are added to the consumer loan balance. Fees generated through the Company’s CSO programs are deferred and amortized over the term of the consumer loan arranged by the Company and recorded as revenue. The Company classifies its consumer loan portfolio as either performing or nonperforming. Short-term consumer loans and MLOC receivables are considered nonperforming if payment is not made on or before the due date, even if the terms are extended or otherwise modified. An installment loan is considered nonperforming if the customer does not make two consecutive payments, even if the terms are extended or otherwise modified. The Company does not provide for any grace period when determining the performing status of a loan. Consumer loan fees and interest do not accrue on nonperforming loans, and once a loan is considered nonperforming, the Company does not resume the accrual of interest on these loans. For nonperforming loans, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan. After the principal balance is recovered, the Company recognizes additional payments as consumer loan interest and fee revenue.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s MLOC business processed advances and purchased participation interests in advances made by MetaBank during 2008, 2009 and 2010 which generated earnings through loan processing fees, as well as from fees from the participation interests purchased. MetaBank ended this program on October 13, 2010.

Loan Loss Reserves and Cost of Revenue

See Note 3 for a discussion of the Company’s allowance and liability for losses and cost of revenue on consumer loans.

Property and Equipment

Property and equipment are recorded at cost. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the consolidated statements of income. Depreciation expense is generally provided on a straight-line basis, using the following estimated useful lives:

Leasehold improvements(1)	2 to 10 years
Furniture, fixtures and equipment	3 to 7 years
Computer hardware and software	3 to 5 years

(1)	Leasehold improvements are depreciated over the terms of the lease agreements with a maximum of 10 years.

Software Development Costs

The Company has adopted ASC 350-40, Internal Use Software (“ASC 350-40”), and applies this statement to its software purchase and development activities. Under ASC 350-40, eligible internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When a software application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method based on its estimated useful life, which currently ranges from three to five years.

Goodwill

In accordance with ASC 350-20-35, Goodwill—Subsequent Measurement, the Company performs an impairment review of goodwill at least annually as of June 30 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The Company’s impairment evaluation of goodwill is based on comparing the fair value of the Company to the carrying value. The fair value is determined based on the income approach and then compared to the results of the market approach for reasonableness. The income approach establishes fair value based on estimated future cash flows discounted by an estimated weighted-average cost of capital developed using the capital asset pricing model, which reflects the overall level of inherent risk. The income approach uses the Company’s projections of financial performance for a five-year period and includes assumptions about future revenue growth rates, operating margins and terminal growth rates. The

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market approach establishes fair value by applying cash flow multiples to operating performance. The multiples are derived from other publicly traded companies that are similar but not identical from an operational and economic standpoint.

The ending of the iAdvance program by MetaBank in October of 2010, which is discussed in the “Revenue Recognition” section above, was considered a triggering event for purposes of goodwill impairment testing. In accordance with ASC 350-20-35, Goodwill—Subsequent Measurement, the Company tested goodwill for impairment following the ending of this program and noted no impairment.

All of the amounts of goodwill recorded for the Company’s acquisitions are expected to be deductible for tax purposes.

Long-Lived Assets Other Than Goodwill

The Company amortizes finite-lived intangible assets on the basis of their expected periods of benefit, generally one to five years. The costs of start-up activities and organization costs are charged to expense as incurred.

An evaluation of the recoverability of property and equipment and amortized intangible assets is performed whenever the facts and circumstances indicate that the carrying value may be impaired. An impairment loss is recognized if the future undiscounted cash flows associated with the asset and the estimated fair value of the asset are less than the asset’s corresponding carrying value. The amount of the impairment loss, if any, is the excess of the asset’s carrying value over its estimated fair value.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Accordingly, income tax expense and the current and deferred income tax balances in the consolidated financial statements have been calculated as though the Company had been taxed separately from Cash America and had prepared separate tax returns.

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10-25, Accounting for Uncertainty in Income Taxes (“ASC 740-10-25”). ASC 740-10-25 requires that a more-likely-than-not threshold be met before the benefit of a tax position may be recognized in the consolidated financial statements and prescribes how such benefit should be measured.

Hedging and Derivatives Activity

Cash America periodically uses foreign currency forward contracts, which are considered derivative instruments, to minimize the effects of foreign currency risk in the United Kingdom and Australia related to the operations of the Company. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The forward contracts are not designated as hedges as defined by ASC 815-20-25, Derivatives and Hedging—Recognition; therefore, any changes in the fair value of the forward contracts were recognized in Foreign currency transaction (loss) gain in the consolidated statements of income. See Note 13.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Marketing Expenses

Marketing expense consists of online marketing costs such as sponsored search and advertising on social networking sites, and offline marketing costs such as television, radio and print advertising. In addition, marketing expense includes lead purchase costs paid to marketers in exchange for providing leads to potential customers interested in using the Company’s services. Online marketing and lead purchase costs are expensed as incurred. The production costs associated with offline marketing are expensed as incurred. Other offline marketing costs are expensed over the media campaign period. The Company also has an agreement with an independent third party pursuant to which the Company pays a portion of the revenue received on the customers referred to the Company by such third party. The Company also has an arrangement with Cash America pursuant to which the Company pays either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to the Company by Cash America. The expenses for this arrangement are expensed as incurred and included in marketing expense.

Operations and Technology Expenses

Operations and technology expenses include all expenses related to the direct operations and technology infrastructure related to loan underwriting and processing. This includes labor, software expense, verification vendors, and telephony costs.

Administration Expenses

Administration expenses include primarily the Company’s corporate personnel costs and also include legal, occupancy, and other related costs. The Company allocates these expenses between its foreign and domestic operations on the basis of the dollar amount of customer transactions. In addition, administration expenses also include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources compensation and benefits, certain information systems and collections support and other similar services. Cash America allocates these expenses to the Company based on the Company’s pro rata share of Cash America’s consolidated personnel expenses.

Affiliate Transactions

The Company engages in affiliate transactions with Cash America for, among other things, the daily coordination of cash management activities, including treasury operations, allocations of corporate charges and cash borrowings, and credits for taxes or other items paid by Cash America on the Company’s income. All of these transactions are governed by note agreements between Cash America and subsidiaries of the Company. The amount due to Cash America at the end of each fiscal year has been classified as “Affiliate notes payable” in the consolidated balance sheets.

The Company also has an arrangement with Cash America pursuant to which the Company pays either a lead purchase fee or a portion of the revenue received on loans made to or arranged for the customers referred to the Company by Cash America. The expenses for this arrangement are included in marketing expense.

Stock-Based Compensation

During the periods presented, certain employees received stock-based compensation in the form of restricted stock units from Cash America. The Company accounts for its stock-based employee

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation plans in accordance with ASC 718-10-30, Compensation—Stock Compensation, using the modified prospective method. Under the modified prospective method, the Company is required to recognize compensation expense over the remaining vesting periods for stock-based awards. These awards are reflected as a contribution from Cash America in the Company’s Statement of Equity.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is calculated by giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised and converted into common shares during the year. The Company has no dilutive securities; therefore, the number of basic shares is equal to the number of diluted shares.

Recently Issued Accounting Pronouncements

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, Securities and Exchange Commission (“SEC”) registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company does not anticipate the adoption of ASU 2010-29 will have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards (“IFRS”). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company’s interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2011-05 will have a material effect on its financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which amends ASC 820, Fair Value Measurement (“ASC 820”). ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Company prospectively for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-04 will have a material effect on its financial position or results of operations.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recently Adopted Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”). ASU 2010-20 expands the existing disclosure requirements surrounding the Company’s consumer loans and the allowance for loan losses. The objectives of the enhanced disclosures are to provide information that enables readers of financial statements to understand the nature of credit risk in these loans and how that risk is analyzed in determining the related allowance for loan losses. The new disclosures are required for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted ASU 2010-20 for the year ended December 31, 2010 and the adoption did not have a material effect on its financial position or results of operations.

In January 2010, FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (“ASU 2010-06”), which updates ASC 820-10-20, Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 requires (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e., the activity must be presented on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). ASU 2010-06 clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. The Company adopted ASU 2010-06 as of January 1, 2010, and the adoption did not have a material effect on the Company’s financial position or results of operations.

In December 2009, FASB issued ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”), which updates ASC 810-10, Consolidations. ASU 2009-17 clarifies the definition of a variable interest entity and updates the definition of the primary beneficiary of a variable interest entity. The Company adopted ASU 2009-17 as of January 1, 2010, and the adoption did not have a material effect on the Company’s financial position or results of operations.

3. Consumer Loans, Credit Quality Information and Allowances and Liabilities for Losses

Each customer loan transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These transactions result in a receivable or a loan, owed to the Company or a third-party lender. These loans take various forms and generate revenue for the Company. Revenue generated from the Company’s consumer loans, CSO programs and related activities for the years ended December 31, 2010, 2009 and 2008 was as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Interest and fees on short-term loans	$338,553	$236,854	$221,217
Interest and fees on installment loans	10,783	4,414	102
Interest and fees on MLOC(1)	27,643	12,591	2,150

Total consumer loan revenue	$376,979	$253,859	$223,469

(1)	The Company’s MLOC program ended in October 2010 when the third-party lender discontinued offering MLOC advances.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to manage consumer loans effectively, the Company utilizes a variety of proprietary underwriting criteria, monitors the performance of the loans and maintains either an allowance or liability for losses on consumer loans (including revenue from the loans) at a level estimated to be adequate to absorb credit losses. The balances outstanding include all consumer loans, including short-term loans, participation interests in receivables acquired through the MLOC services business, and multi-payment installment loans. The allowance for losses on Company-owned consumer loans offsets the outstanding loan amounts in the consolidated balance sheets. In addition, the Company maintains a liability for losses related to loans guaranteed under CSO programs. The liability for losses related to guaranteed loans, which approximates the fair value of the liability, is included in “Accounts payable and accrued expenses” on the consolidated balance sheets.

In determining the allowance or liability for losses on consumer loans, the Company applies a documented systematic methodology. Outstanding loans are analyzed and divided into discrete groups. For short-term consumer loans, the discrete groups include performing loans, which are not delinquent, and nonperforming loans, which are loans where payment was not made on or before the due date. For installment loans the discrete groups include performing loans, which are either not delinquent or have missed one payment, and nonperforming loans, which are loans that have missed two consecutive payments. Nonperforming loans are analyzed by stage of collection. Actual loss experience based on historical loss rates for each discrete group is calculated and adjusted for recent default trends. The required allowance is calculated by applying the resulting adjusted loss rates to each discrete loan group and aggregating the results. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a cost of revenue in the consolidated statements of income and represent the loss provision expense on consumer loans. The Company fully reserves and generally charges off all consumer loans once they have been classified as nonperforming for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. All loans included in nonperforming loans have an age of one to 59 days from the date they became nonperforming loans, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

The components of Company-owned consumer loan receivables at December 31, 2010 and 2009 were as follows (in thousands):

	As of December 31,
	2010				2009
	Short-term Loans	Installment Loans	MLOC	Total	Short-term Loans	Installment Loans	MLOC	Total
Performing	$74,555	$13,764	$—	$88,319	$43,271	$2,724	$10,025	$56,020
Nonperforming loans	35,312	1,236	1,510	38,058	26,203	402	1,528	28,133

Total consumer loans, gross	109,867	15,000	1,510	126,377	69,474	3,126	11,553	84,153
Less: Allowance for losses	(31,617)	(2,895)	(1,510)	(36,022)	(21,210)	(520)	(1,636)	(23,366)

Consumer loans, net	$78,250	$12,105	$—	$90,355	$48,264	$2,606	$9,917	$60,787

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the allowance for losses for the Company-owned loans and the liability for losses on the Company’s guarantees of third-party lender-owned loans for the years ended December 31, 2010, 2009 and 2008 were as follows (dollars in thousands):

	Year Ended December 31, 2010
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$21,210	$520	$1,636	$23,366
Cost of Revenue	145,591	6,401	13,241	165,233
Charge-offs	(152,011)	(4,311)	(14,429)	(170,751)
Recoveries	16,827	285	1,062	18,174

Balance at end of period	$31,617	$2,895	$1,510	$36,022

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$2,572	$—	$—	$2,572
Increase (decrease) in liability	(276)	—	—	(276)

Balance at end of period	$2,296	$—	$—	$2,296

	Year Ended December 31, 2009
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$15,335	$78	$547	$15,960
Cost of Revenue	101,035	2,514	4,719	108,268
Charge-offs	(105,710)	(2,169)	(3,907)	(111,786)
Recoveries	10,550	97	277	10,924

Balance at end of period	$21,210	$520	$1,636	$23,366

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$1,666	$—	$—	$1,666
Increase (decrease) in liability	906	—	—	906

Balance at end of period	$2,572	$—	$—	$2,572

	Year Ended December 31, 2008
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:
Balance at beginning of period	$15,066	$—	$—	$15,066
Cost of revenue	105,705	78	980	106,763
Charge-offs	(122,429)	—	(445)	(122,874)
Recoveries	16,993	—	12	17,005

Balance at end of period	$15,335	$78	$547	$15,960

Liability for third-party lender-owned consumer loans:
Balance at beginning of period	$1,259	$—	$—	$1,259
Increase (decrease) in liability	407	—	—	407

Balance at end of period	$1,666	$—	$—	$1,666

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    Acquisitions

All of the Company’s goodwill was derived from the acquisition of substantially all of the assets of CashNetUSA and substantially all of the assets of Primary Business Services, Inc. and certain of its affiliates, as described below. No impairments of goodwill have been recorded since the dates of these acquisitions.

CashNetUSA

Pursuant to its business strategy of providing innovative solutions to customers and with a desire to develop a fully electronic product platform, on September 15, 2006, Cash America, through its wholly-owned subsidiary Cash America Net Holdings, LLC, purchased substantially all of the assets of The Check Giant, LLC (“TCG”). TCG offered short-term consumer loans exclusively over the Internet under the name “CashNetUSA.” The Company paid an initial purchase price of approximately $35.9 million in cash and transaction costs of approximately $2.9 million.

Cash America also agreed to pay up to five supplemental earn-out payments during the two-year period after the closing. The amount of each supplemental payment was based on a multiple of earnings attributable to CashNetUSA’s business as defined in the purchase agreement for the twelve months preceding the date of determining each scheduled supplemental payment less amounts previously paid. All of these supplemental payments were accounted for as goodwill, which reflects the expected future benefits to be realized through leverage of the CashNetUSA technology platform to expand the customer base and product offerings. Cash America paid an aggregate of $216.5 million in supplemental payments, which resulted in a final purchase price of $255.2 million.

The purchase price was allocated as follows (dollars in thousands):

	For the years ended December 31,				Total
	2006	2007	2008	2009
Initial goodwill	$9,381				$9,381
Acquisition costs	2,608				2,608
Earn-out payments	—	78,749	97,965	39,746	216,460

Goodwill	11,989	78,749	97,965	39,746	228,449
Other assets acquired:
Consumer loans	18,677				18,677
Property and equipment	1,562				1,562
Intangible assets, net	6,264				6,264
Other assets (liabilities)	9				9
Other acquisition costs expensed	276				276

Total cash paid for CashNetUSA	$38,777	$78,749	$97,965	$39,746	$255,237

Primary Innovations

Pursuant to its business strategy of expanding its electronically based product offerings, on July 23, 2008, Cash America, through its wholly-owned subsidiary, Primary Cash Holdings, LLC (now known as Primary Innovations, LLC, or Primary Innovations), purchased substantially all the assets of Primary Business Services, Inc., Primary Finance, Inc., Primary Processing, Inc. and Primary Members Insurance

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Services, Inc. (collectively, “PBSI”), a group of companies in the business of, among other things, providing loan processing services for, and participating in receivables associated with, a bank issued MLOC made available on certain stored-value debit cards the bank issues. The purchase price consisted of approximately $5.6 million in cash, of which approximately $4.9 million was used to repay a loan made to PBSI prior to the acquisition, and transaction costs of approximately $0.3 million

Cash America also agreed to pay up to eight supplemental earn-out payments during the four-year period after the closing, with measurement dates of December 31 and June 30 of each year. The amount of each supplemental payment will be based on a multiple of earnings attributable to the business acquired from PBSI as defined in the purchase agreement for the twelve months preceding the date of determining each scheduled supplemental payment less amounts previously paid. Through December 31, 2010, supplemental payments of approximately $23.9 million had been made and were paid in cash. All of the supplemental payments associated with the earn-out are accounted for as goodwill, which reflects the expected future benefits to be realized through expansion of the PBSI platform to expand the customer base and product offering.

No additional supplemental payments were made for the June 30, 2011 measurement date and, as of September 30, 2011, no additional supplemental payment has been accrued for the December 31, 2011 measurement date based on the terms of the agreement. The remaining supplemental payments, if any, will be calculated in accordance with the terms of the agreement based on measurement dates through June 30, 2012, with each payment due approximately 45 days after the measurement date. The total of all payments to the sellers cannot exceed $50.0 million pursuant to the terms of the asset purchase agreement.

As of December 31, 2010, the purchase price was allocated as follows (dollars in thousands):

	For the years ended December 31,			Total
	2008	2009	2010
Initial goodwill	$3,384			$3,384
Acquisition costs	91			91
Earn-out payments	—	2,700	21,162	23,862

Goodwill	3,475	2,700	21,162	27,337
Other assets acquired:
Consumer loans	1,148			1,148
Property and equipment	195			195
Intangible assets, net	1,220			1,220
Settlement of note receivable	(4,885)			(4,885)
Other assets (liabilities)	(91)			(91)

Total cash paid for Acquisition	$1,062	$2,700	$21,162	$24,924

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Property and Equipment

As an online financial services provider, a significant amount of capital investment is applied to new system development of computer software. Major classifications of property and equipment at December 31, 2010 and 2009 were as follows (dollars in thousands):

	As of December 31,
	2010			2009
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Leasehold improvements	$7,552	$(3,062)	$4,490	$7,553	$(2,194)	$5,359
Furniture, fixtures and equipment	9,598	(4,944)	4,654	7,101	(3,338)	3,763
Computer software	32,460	(10,016)	22,444	22,399	(5,160)	17,239

Total	$49,610	$(18,022)	$31,588	$37,053	$(10,692)	$26,361

The Company capitalized internal software development costs of $9.5 million, $10.8 million and $6.3 million during 2010, 2009 and 2008, respectively.

The Company recognized depreciation expense of $7.5 million, $5.6 million and $3.5 million during 2010, 2009 and 2008, respectively.

6.    Goodwill and Other Intangible Assets

Goodwill

Goodwill is tested for impairment at least annually. The acquisition and purchase price adjustments to goodwill reflected below primarily represent the difference between the estimated supplemental payments for the acquisitions and the actual amounts paid as described in Note 4. Changes in the carrying value of goodwill for the years ended December 31, 2010 and 2009 were as follows (dollars in thousands):

Balance as of January 1, 2010	$236,929
Acquisitions and purchase price adjustments	18,857

Balance as of December 31, 2010	$255,786

Balance as of January 1, 2009	$239,256
Acquisitions and purchase price adjustments	(2,327)

Balance as of December 31, 2009	$236,929

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquired Intangible Assets

Acquired intangible assets that are subject to amortization as of December 31, 2010 and 2009, were as follows (dollars in thousands):

	As of December 31,
	2010			2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Non-competition agreements	$2,250	$(1,842)	$408	$2,250	$(1,393)	$857
Customer relationships	2,697	(2,635)	62	2,697	(2,512)	185
Lead provider relationships	2,489	(1,939)	550	2,489	(1,442)	1,047
Trademarks	210	(184)	26	196	(153)	43

Total	$7,646	$(6,600)	$1,046	$7,632	$(5,500)	$2,132

Non-competition agreements are amortized over the applicable terms of the contract. Customer and lead provider relationships acquired are generally amortized over three to five years based on the pattern of economic benefits provided. Trademarks are amortized over three years.

Amortization

Amortization expense for acquired intangible assets was $1.1 million, $1.7 million and $1.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated future amortization expense for the years ended December 31, is as follows (dollars in thousands):

Year	Amount
2011	$794
2012	167
2013	85
2014	—
2015	—

Total	$1,046

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2010 and 2009, were as follows (dollars in thousands):

	As of December 31,
	2010	2009
Trade accounts payable	$8,546	$13,156
Accrued payroll and fringe benefits	13,879	2,718
Accrual for consumer loan payments rejected for non-sufficient funds	6,250	12,517
Liability for losses on third-party lender-owned consumer loans	2,296	2,572
Other accrued liabilities	6,594	6,951

Total	$37,565	$37,914

8.    Marketing Expense

Marketing expense was $59.2 million, $32.8 million and $19.4 million in 2010, 2009 and 2008, respectively. Customer procurement expense including lead purchase costs, comprised $40.5 million, $23.9 million and $16.4 million, customer referral and revenue sharing expense comprised $4.9 million, $2.0 million and $0.3 million and advertising comprised $13.8 million, $6.9 million and $2.7 million for the respective years.

9.    Affiliate Notes Payable

The Company depends on Cash America’s support for a significant portion of its financing requirements and has in place affiliate note agreements related to amounts outstanding with Cash America. At December 31, 2010 and 2009, respectively, the Company had outstanding unsecured notes payable of $270.3 million and $255.8 million, of which $235.3 million and $229.7 million related to a note agreement between Cash America Net Holdings, LLC and Cash America (the “CashNet Note”) and $35.0 million and $26.1 million related to a note agreement between Primary Innovations, LLC and Cash America (the “Primary Note”). The CashNet Note and the Primary Note are, collectively, the “Affiliate Notes”.

The CashNet Note dated January 1, 2009, bears interest at Cash America’s monthly weighted average cost of borrowed funds, had rates ranging from 4.45% to 5.53% during 2010 and had rates ranging from 3.27% to 4.63% during 2009. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the CashNet Note prior to its maturity date of June 30, 2018. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date. Prior to the date when the CashNet Note was entered into, Cash America charged interest on outstanding intercompany balance at rates ranging from 2.15% to 5.62%.

The Primary Note dated July 23, 2008, bears interest at a rate of 12% annually. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the Primary Note prior to its maturity date of August 1, 2017. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date.

As of December 31, 2010 and 2009, the Company was in compliance with all covenants and other requirements set forth in its Affiliate Note agreements.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, annual maturities of the Affiliate Notes for each of the five years after December 31, 2010 and thereafter are as follows (dollars in thousands):

Year	Amount
2011	$—
2012	—
2013	—
2014	—
2015	—
Thereafter	270,269

Total	$270,269

10.    Income Taxes

The components of the Company’s deferred tax assets and liabilities as of December 31, 2010 and 2009, were as follows (dollars in thousands):

	As of December 31,
	2010	2009
Deferred tax assets:
Tax over book accrual of finance and service charges	$1,563	$1,716
Allowance for consumer loan losses	13,411	9,079
Deferred compensation	2,638	971
Other	700	1,025

Total deferred tax assets	18,312	12,791

Deferred tax liabilities:
Amortization of acquired intangibles	20,271	14,078
Property and equipment	5,337	3,342
Other	5	18

Total deferred tax liabilities	25,613	17,438

Net deferred tax liabilities	$(7,301)	$(4,647)

Balance sheet classification:
Current deferred tax assets	$15,285	$11,198
Non-current deferred tax liabilities	(22,586)	(15,845)

Net deferred tax liabilities	$(7,301)	$(4,647)

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the provision for income taxes and the income to which it relates for the years ended December 31, 2010, 2009 and 2008 are shown below (dollars in thousands):

	Year Ended December 31,
	2010	2009	2008
Income before income taxes:
Domestic	$38,994	$27,906	$35,034
Foreign	10	2	—

Income before income taxes	39,004	27,908	35,034

Current provision:
Federal	10,874	6,563	6,320
Foreign	4	1	—
State and local	447	281	724

Total current provision	11,325	6,845	7,044

Deferred provision (benefit):
Federal	2,814	3,248	5,782
Foreign	(1)	—	—
State and local	45	112	257

Total deferred provision	2,858	3,360	6,039

Total provision	$14,183	$10,205	$13,083

The Company has no uncertain income tax positions as defined by ASC 740-10-25 for the years ended December 31, 2010, 2009 or 2008. The effective tax rate on income differs from the federal statutory rate of 35% for the following reasons (dollars in thousands):

	Year Ended December 31,
	2010	2009	2008
Tax provision computed at the federal statutory income tax rate	$13,651	$9,768	$12,262
State and local income taxes, net of federal tax benefits	320	256	637
Nondeductible lobbying	77	5	113
Other	135	176	71

Total provision	$14,183	$10,205	$13,083

Effective tax rate	36.4%	36.6%	37.3%

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    Commitments and Contingencies

Leases

The Company leases certain of its facilities under operating leases with terms ranging from one to nine years and certain rights to extend for additional periods. Future minimum rentals due under non-cancelable leases are as follows for each of the years ending December 31 (dollars in thousands):

Year	Amount
2011	$2,455
2012	2,313
2013	2,365
2014	2,430
2015	2,506
Thereafter	4,880

Total	$16,949

Rent expense was $1.7 million, $1.6 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Guarantees

The Company guarantees borrowers’ payment obligations to unrelated third-party lenders and is required to purchase the loan should a borrower not make payments as required by the contract. The guarantee represents an obligation to purchase specific loans that go into default, which generally have terms of less than 90 days. At December 31, 2010 and 2009, the amount of consumer loans guaranteed by the Company was $38.9 million and $38.2 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The estimated fair value of the liability related to these guarantees of $2.3 million and $2.6 million at December 31, 2010 and 2009, respectively, is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $352.5 million and $327.7 million, at December 31, 2010 and 2009, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, the Company has liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. The Company believes it will not have to make any payments under these guarantees; therefore, no liability has been reflected on the accompanying consolidated balance sheets.

Litigation

On March 5, 2009, Peter Alfeche and Kim Saunders, on behalf of themselves and all others similarly situated, filed a purported class action lawsuit, which the Company refers to as the Alfeche litigation, in the U.S. District Court for the Eastern District of Pennsylvania against Cash America, the Company’s

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

parent, and several of the Company’s online subsidiaries, Cash America Net of Nevada, LLC, Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC. The lawsuit alleges, among other things, that the Company’s online consumer loan activities in Pennsylvania were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the Pennsylvania Consumer Discount Company Act, or the CDCA, and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that several of the Company’s contractual provisions, including the class action waiver and the choice of law and arbitration provisions, are not enforceable under Pennsylvania law and that the Company’s loan contracts are void and unenforceable. The complaint also seeks unspecified compensatory damages (including the trebling of certain damages), punitive damages, and attorney’s fees. The defendants filed a motion to enforce the arbitration provision, including the class action waiver, located in the agreements governing the lending activities. On August 12, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted the motion to compel arbitration and stayed the litigation. On August 26, 2011, the plaintiffs filed a motion to reconsider. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary (“ASC 450-20-20”), for this litigation. The Company believes that the plaintiffs’ claims in this suit are without merit and intends to vigorously defend this lawsuit.

On April 21, 2009, Yulon Clerk, on behalf of herself and all others similarly situated, filed a purported class action lawsuit, which the Company refers to as the Clerk litigation, in the Court of Common Pleas of Philadelphia County, Pennsylvania, against Cash America Net of Nevada, LLC and several other unrelated third-party lenders. The lawsuit alleges, among other things, that the defendants’ lending activities in Pennsylvania, including CashNet Nevada’s online consumer loan lending activities in Pennsylvania, were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the CDCA and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that the Company’s loans are in violation of Pennsylvania law and that the Company’s loan contracts are void and unenforceable. The complaint seeks restitution, compensatory damages (including the trebling of certain damages), statutory damages, injunctive relief, and attorney’s fees. The defendants removed the case to the U.S. District Court for the Eastern District of Pennsylvania. The case was subsequently reassigned to the same judge presiding in the Alfeche litigation. In August 2009, the Court severed the claims against the other defendants originally named in the litigation. The Company filed a motion to enforce the arbitration provision, including the class action waiver, located in the agreements governing the lending activities. On August 22, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted the Company’s motion to compel arbitration and stayed the litigation. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to any future filed arbitrations can be determined at this time. The Company believes that the plaintiffs’ claims are without merit and will vigorously defend any arbitration claims that are initiated.

On December 4, 2009, Krystle Wilson filed a lawsuit, which the Company refers to as the Wilson litigation, against Cash America Net of Illinois d/b/a CashNetUSA alleging violation of the Texas Debt Collection Practices Act, violation of the Texas Deceptive Trade Practices Act, and invasion of privacy. In April 2011, the plaintiff amended her petition to include a purported class action claim, and named Cash America, the Company’s parent, as well as the Company’s subsidiaries Cash America Net Holdings, LLC, Cash America Net of Texas, LLC and Enova Financial Holdings, LLC as additional defendants (and corrected the name of the previously-named defendant to Cash America Net of Illinois,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

LLC). The amended petition alleges, among other things, that the Company’s consumer loan activities violate the Texas Credit Services Organization Act, or the CSOA, and that in the Company’s efforts to collect on loans issued through the CSOA loan program, the Company violated the Texas and Federal Fair Debt Collection Practices Acts. The plaintiff seeks unspecified compensatory damages, attorney’s fees and punitive damages. In June 2011, the Company removed this action to the U.S. District Court for the Northern District of Texas (Fort Worth Division) and has filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. The parties are awaiting the U.S. District Court’s ruling on this motion. The Wilson litigation is still at an early stage. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, for this litigation. The Company believes that the plaintiff’s claims in this suit are without merit and intends to vigorously defend this lawsuit.

On September 16, 2010, Blue String Ventures, Inc., or Blue String, filed a lawsuit against Cash America International, Inc. d/b/a CashNetUSA in the U.S. District Court for the District of Nevada. The lawsuit alleges breach of contract and breach of the covenant of good faith and fair dealing as a result of an alleged failure to purchase two domain names from Blue String for $2.8 million. The complaint seeks damages or, in the alternative, specific performance of the alleged agreement, as well as pre- and post-judgment interest and attorneys’ fees and costs. This lawsuit is related to the Company’s business, and the Company is responsible for defending this lawsuit and for any liabilities that may arise, if any. The defendant filed a motion for summary judgment, which was denied in September 2011. Blue String filed a motion for partial summary judgment in August 2011. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to the Blue String matter can be determined at this time. The Company believes that the plaintiff’s claims in this suit are without merit and intends to vigorously defend this lawsuit. The Company believes a loss in this litigation is reasonably possible, as defined by ASC 450-20-20, and estimates the range of loss to be between $0 and $2.8 million, which does not include requests by the plaintiff for attorney’s fees or any unspecified interest. This is only an estimate and the ultimate liability, if any, could be more or less than this amount. Litigation is inherently unpredictable, and it is possible that an adverse outcome from this proceeding could exceed the amount estimated in an amount that could be material to our financial condition, results of operations and cash flows.

The Company is also a defendant in certain routine litigation matters encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

12.    Employee Benefit Plans

As a subsidiary of Cash America, the employees of the Company participate in a 401(k) Savings Plan sponsored by Cash America which is open to substantially all employees. New employees are automatically enrolled in this plan unless they elect not to participate. In addition, as a subsidiary of Cash America, the Company participates in the Cash America International, Inc. Nonqualified Savings Plan, which is available to certain members of management. Participants may contribute up to 75% of their earnings to these plans subject to regulatory and other plan restrictions. Cash America, on behalf of the Company makes matching cash contributions of 50% of each participant’s contributions, based on participant contributions of up to 5% of compensation. Company contributions vest at the rate of 20% each year after one year of service; thus a participant is 100% vested after five years of service. Cash

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

America’s contribution on behalf of the Company’s employees to the 401(k) Savings Plan and the Nonqualified Savings Plan was $0.5 million for the years ended December 31, 2010 and 2009 and $0.3 million for the year ended December 31, 2008, respectively.

Also, as a subsidiary of Cash America, certain officers of the Company participate in Cash America’s Supplemental Executive Retirement Plan (“SERP”), which was established in 2003. Under this defined contribution plan, the Company makes an annual supplemental cash contribution to the SERP based on the objectives of the plan as approved by the Management Development and Compensation Committee of the Board of Directors of Cash America. The Company recorded compensation expense of $0.2 million for contributions to the SERP for each of the years ended December 31, 2010 and 2009 and $0.1 million for the year ended December 31, 2008, respectively.

The Nonqualified Savings Plan and the SERP are non-qualified tax-deferred plans. Benefits under the Nonqualified Savings Plan and the SERP are unfunded. The Company holds securities, which are classified as trading securities, and the unrealized gains and losses on these securities are netted with the costs of the plans in administration expenses in the consolidated statements of income. The SERP and the Nonqualified Savings Plan do not provide for accelerated vesting as a result of the separation of the Company into a separate publicly traded company.

Amounts included in the consolidated balance sheets relating to the Nonqualified Savings Plan and the SERP were as follows (dollars in thousands):

	As of December 31,
	2010	2009
Other receivables and prepaid expenses	$454	$171
Accounts payable and accrued expenses	617	329

Cash America established the 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2008 LTIP”) to grant awards to full-time administrative or management employees of the Company’s subsidiary, CashNetUSA or its subsidiaries and affiliates. Under the CashNetUSA 2008 LTIP, Cash America could award units that were payable in cash or common stock of Cash America. Under the CashNetUSA 2008 LTIP, units vested in increments of 33 1/3% on each of the first three anniversaries of the grant date of the award. A portion of the vested units was payable shortly after each of the first two vesting dates. Payment was contingent upon an increase in the Company’s EBITDA for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding each vesting date. In addition, no amount was to be paid to a participant who was an officer of the Company on the date the award was granted unless the compounded annual growth rate of the earnings before interest, taxes, depreciation and amortization, as defined in the agreement (“CashNetUSA EBITDA”) for the period between the last day of the quarter immediately preceding the grant date and the last day of the quarter immediately preceding the applicable vesting date equaled or exceeded 20%. Any officer that did not receive partial payment for his vested units due to this requirement would be eligible for partial or full payment of such vested units on the next vesting dates, if any. The agreements relating to awards granted under the CashNetUSA 2008 LTIP provide that the vesting and payment of awards would be accelerated if there is a change-in-control. In addition, for acceleration to occur under the CashNetUSA 2008 LTIP with respect to awards granted to officers, the compounded annual growth rate of the CashNetUSA EBITDA required in the plan must be met. The Company recorded compensation expense of $6.2 million and $1.2 million related to the CashNetUSA

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008 LTIP for the years ended December 31, 2010 and 2009, respectively. An immaterial amount of compensation expense was recorded for the year ended December 31, 2008 related to the CashNetUSA 2008 LTIP.

Cash America established the 2007 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2007 LTIP”). All grants made under the CashNetUSA 2007 LTIP were made in units that were payable in cash. The Company recorded compensation expense of $0.6 million, $0.4 million and $0.7 million related to the CashNetUSA 2007 LTIP for the years ended December 31, 2010, 2009 and 2008, respectively.

For the year ended December 31, 2010, the Company paid $2.5 million in cash for units under the CashNetUSA 2008 LTIP and CashNetUSA 2007 LTIP plans, which vested on or before those dates. An immaterial amount of payments were made under these plans in 2009. No payments were made in 2008 related to these plans.

13.    Derivative Instruments

Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. The forward currency exchange contracts are not designated as hedges. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction (loss) gain” in the Company’s consolidated statements of income. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The notional amounts recorded by Cash America were $38.6 million at December 31, 2010. There were no foreign currency forward contracts outstanding at December 31, 2009 and 2008, respectively. Neither Cash America nor the Company currently manages its exposure to risk from foreign currency exchange rate fluctuations through the use of forward currency exchange contracts in Canada.

The following table presents information on the effect of derivative instruments on the consolidated results of operations and accumulated other comprehensive income (“OCI”) for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	Gains (Losses) Recognized in Income Year Ended December 31,			Gains (Losses) Recognized in OCI Year Ended December 31,			Gains (Losses) Reclassified From OCI into Income Year Ended December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Non-designated derivatives:
Forward currency exchange contracts (1)	$(359)	$—	$—	$—	$—	$—	$—	$—	$—

Total	$(359)	$—	$—	$—	$—	$—	$—	$—	$—

(1)	The loss on these derivatives substantially offsets the gain on the hedged portion of foreign intercompany balances.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    Stock-Based Compensation

Cash America has granted restricted stock units (“RSUs”, or singularly, “RSU”) to certain Company officers, which were granted under Cash America’s First Amended and Restated 2004 Long-Term Incentive Plan, as amended (the “Plan”). Each vested RSU entitles the holder to receive a share of the common stock of Cash America. For Company officers and certain employees, the vested RSUs are to be issued upon vesting. At December 31, 2010, the outstanding RSUs granted to Company officers and certain employees had vesting periods of four years. For purposes of ASC 718-10-30, the grant date fair value of RSUs is based on Cash America’s closing stock price on the day before the grant date, and the grant date fair value of performance RSUs is based on the maximum amount of the award expected to be achieved. The amount attributable to RSU grants is amortized to expense over the vesting periods. The agreements relating to awards granted under the Plan provide that the vesting and payment of awards would be accelerated if there is a change-in-control.

The following table summarizes the restricted stock unit activity during 2010, 2009 and 2008:

	Year Ended December 31,
	2010		2009		2008
	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant	Units	Weighted Average Fair Value at Date of Grant
Outstanding at beginning of year	6,543	$32.38	12,020	$32.64	8,329	$43.01
Units granted	—	—	—	—	18,553	29.43
Shares issued	(2,863)	32.80	(3,687)	32.92	(2,083)	43.01
Units forfeited	—	—	(1,790)	33.03	(12,779)	33.05

Outstanding at end of year	3,680	32.05	6,543	32.38	12,020	32.64

Units vested at end of year	—	$—	—	$—	—	$—

Compensation expense, net of related taxes and the aggregate intrinsic value of the RSU’s was not material to the consolidated financial statements.

15.    Related Party Transactions

At December 31, 2010 and 2009, respectively, the Company had outstanding unsecured Affiliate Notes of $270.3 million and $255.8 million, of which $235.3 million and $229.7 million related to the CashNet Note and $35.0 million and $26.1 million related to the Primary Note. See Note 9 for further discussion of these notes.

Administration expenses include allocations by Cash America of $14.3 million, $10.5 million and $8.3 million for 2010, 2009 and 2008, respectively.

The Company participates in a 401(k) Savings Plan, a non-qualified savings plan and the SERP for certain officers which are sponsored by Cash America and described in Note 12.

Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function. See Note 13.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company pays Cash America compensation for loans made to or arranged for customers who were referred from Cash America. The Company paid $1.0 million, $0.8 million and $0.3 million for the years ended December 31, 2010, 2009 and 2008, respectively, pursuant to this arrangement.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America. See Note 11.

16.    Supplemental Disclosures of Cash Flow Information

The following table sets forth certain cash and non-cash activities for the years ended December 31 (dollars in thousands):

	Year Ended December 31,

	2010	2009	2008
Cash paid during the year for:
Affiliate interest	$—	$—	$—
Income taxes	6,400	13,910	544
Non-cash investing and financing activities:
Consumer loans renewed	405,381	321,946	341,329
Capitalized interest on software development	—	—	—

17.    Operating Segment Information

The Company has one operating segment, which is composed of the Company’s domestic and foreign operations. The Company has aggregated all components of its business into a single segment based on the similar economic characteristics, the nature of the products and services, the nature of the production and distribution process, the type of customer and the nature of the regulatory environment.

Cash America allocates corporate administrative expenses to each of its operating segments based on personnel expenses at each segment. The Company allocates certain additional administrative expenses between the domestic and foreign components based on the dollar amount of customer transactions. The following tables present operating income, separated between domestic and foreign, for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands).

	Domestic	Foreign	Consolidated

Year Ended December 31, 2010
Revenue	$276,295	$102,022	$378,317
Cost of Revenue	116,246	48,711	164,957

Gross Profit	160,049	53,311	213,360
Expenses
Marketing	40,187	19,010	59,197
Operations and technology	27,890	13,093	40,983
Administration	37,541	12,711	50,252
Depreciation and amortization	8,283	276	8,559

Total Expenses	113,901	45,090	158,991

Income from Operations	$46,148	$8,221	$54,369

Affiliate interest expense	$(13,701)	$(1,804)	$(15,505)
Provision for income taxes	11,905	2,278	14,183
Expenditures for property and equipment	9,710	2,977	12,687

As of December 31, 2010
Total Assets	359,964	61,803	421,767
Goodwill			255,786

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Domestic	Foreign	Consolidated

Year Ended December 31, 2009
Revenue	$214,479	$40,498	$254,977
Cost of Revenue	89,577	19,597	109,174

Gross Profit	124,902	20,901	145,803
Expenses
Marketing	25,985	6,790	32,775
Operations and technology	22,584	7,331	29,915
Administration	32,227	3,867	36,094
Depreciation and amortization	7,250	47	7,297

Total Expenses	88,046	18,035	106,081

Income from Operations	$36,856	$2,866	$39,722

Affiliate interest expense	$(11,209)	$(643)	$(11,852)
Provision for income taxes	9,389	816	10,205
Expenditures for property and equipment	12,120	240	12,360

As of December 31, 2009
Total Assets	347,413	28,323	375,736
Goodwill			236,929

	Domestic	Foreign	Total
Year Ended December 31, 2008
Revenue	$200,263	$23,214	$223,477
Cost of Revenue	88,909	18,261	107,170

Gross Profit	111,354	4,953	116,307
Expenses
Marketing	16,833	2,530	19,363
Operations and technology	19,657	4,064	23,721
Administration	24,693	1,084	25,777
Depreciation and amortization	5,196	38	5,234

Total Expenses	66,379	7,716	74,095

Income (loss) from Operations	$44,975	$(2,763)	$42,212

Affiliate interest expense	$(6,596)	$(502)	$(7,098)
Provision (benefit) for income taxes	14,308	(1,225)	13,083
Expenditures for property and equipment	11,524	—	11,524

As of December 31, 2008
Total Assets	307,294	9,630	316,924
Goodwill			239,256

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic Information

The following table presents the Company’s distribution of revenue and long-lived assets by geographic region for the years ended December 31, 2010, 2009 and 2008 (dollars in thousands):

	Year Ended December 31,
	2010	2009	2008
Revenue
United States	$276,295	$214,479	$200,263
United Kingdom	96,222	39,594	23,214
Other foreign countries	5,800	904	—

Total Revenue	$378,317	$254,977	$223,477

	As of December 31,
	2010	2009
Long-lived assets
United States	$28,576	$25,772
United Kingdom	1,878	394
Other foreign countries	1,836	611

Total long-lived assets	$32,290	$26,777

18.     Fair Value Measurements

Recurring Fair Value Measurements

In accordance with ASC 820-10, Fair Value Measurements and Disclosures, the Company’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial assets that are measured at fair value on a recurring basis as of December 31, 2010 and 2009 are as follows (in thousands):

	December 31, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets
Nonqualified savings plan assets(1)	$454	$454	$—	$—

Total	$454	$454	$—	$—

	December 31, 2009	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets
Nonqualified savings plan assets(1)	$171	$171	$—	$—

Total	$171	$171	$—	$—

(1)	The non-qualified savings plan assets have an offsetting liability of equal amount, which is included in “Accounts payable and accrued expenses” in the Company’s consolidated balance sheets.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of the nonqualified savings plan assets is measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable. During the years ended December 31, 2010 and 2009, there were no transfers of assets in or out of Level 1 fair value measurements. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included in the consolidated statements of income.

Other Fair Value Disclosures

The carrying amounts and estimated fair values of financial instruments at December 31, 2010 and 2009 were as follows (dollars in thousands):

	Balance at December 31,
	2010		2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets
Cash	$19,187	$19,187	$27,261	$27,261
Consumer loans, net	90,355	90,355	60,787	60,787

Most consumer loans typically have a loan term of seven to 45 days. Since cash and most consumer loans generally have relatively short maturity periods, their fair value approximates their carrying value.

The Affiliate Notes are related party transactions for which the Company did not have market participant data as of December 31, 2010 and 2009, and therefore, it is not practicable to estimate the fair value for these liabilities for the periods presented. Additional information on the carrying amount, interest rates and maturity dates is contained in Note 9.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    Quarterly Financial Data (Unaudited)

The Company’s operations are subject to seasonal fluctuations. Net income tends to be highest during the first and fourth calendar quarters, when the average amount of consumer loan balances are typically the highest. The following is a summary of the quarterly results of operations for the years ended December 31, 2010 and 2009 (dollars in thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Total Revenue	$81,214	$89,285	$105,895	$101,923
Cost of Revenue	30,907	39,915	46,170	47,965

Gross Profit	$50,307	$49,370	$59,725	$53,958

Net Income	$8,957	$4,357	$6,988	$4,519
Diluted net income per share	$0.27	$0.13	$0.21	$0.14
Diluted weighted average common shares	33,000	33,000	33,000	33,000

2009
Total Revenue	53,811	57,657	66,886	76,623
Cost of Revenue	20,890	24,620	30,500	33,164

Gross Profit	$32,921	$33,037	$36,386	$43,459

Net Income	$5,292	$4,021	$3,136	$5,254
Diluted net income per share	$0.16	$0.12	$0.10	$0.16
Diluted weighted average common shares	33,000	33,000	33,000	33,000

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    Pro Forma Earnings Per Share (Unaudited)

Pro forma basic and diluted earnings per share were computed to give effect to the repayment in full of the Affiliate Notes to Cash America using proceeds from the Company’s initial public offering as if this transaction had occurred on January 1, 2010. Basic and diluted pro forma earnings per share are the same, as there are no potentially dilutive shares. The following table presents the calculation of unaudited basic and diluted pro forma net income per share (in thousands, except per share data):

	Year Ended December 31,
	2010
Numerator:
Net Income		$24,821
Pro forma adjustment to eliminate interest expense on outstanding borrowings to be repaid with the proceeds from the initial public offering		15,505
Tax impact of the pro forma adjustments calculated at the statutory rate		(5,427)

Net income used to compute pro forma net income per share		$34,899

Denominator:
Weighted average shares used to compute basic and diluted net income per share		33,000

Pro forma adjustment to reflect shares issued to repay outstanding borrowings

Weighted average shares used to compute pro forma basic and diluted net income per share

Pro forma net income per share (unaudited)
Basic	$
Diluted	$

21.    Subsequent Events

Subsequent events have been reviewed through September 14, 2011, the date these financial statements were available to be issued.

The Company declared and paid a $75.0 million dividend to Cash America in the form of a promissory note dated September 6, 2011. The note bears interest at a rate equal to the weighted average interest rate for the most recent calendar month payable by Cash America on its aggregate outstanding borrowings under any credit agreements, notes, or other indebtedness, and is due on September 1, 2017.

Enova International, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

(Unaudited)

	September 30,		December 31,
	2011	2010	2010
Assets
Current assets:
Cash	$32,806	$38,718	$19,187
Consumer loans, net	138,184	86,483	90,355
Prepaid expenses and other assets	6,688	13,056	7,818
Deferred tax assets	18,314	17,317	15,285

Total current assets	195,992	155,574	132,645
Property and equipment, net	32,587	30,263	31,588
Goodwill	255,786	255,786	255,786
Intangible assets, net	383	1,305	1,046
Other assets	1,385	650	702

Total Assets	$486,133	$443,578	$421,767

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$37,990	$39,971	$37,565
Current intercompany income taxes payable	20,178	20,384	11,019

Total current liabilities	58,168	60,355	48,584
Deferred tax liabilities	33,730	19,080	22,586
Other liabilities	601	7,401	454
Affiliate notes payable	358,250	281,109	270,269

Total Liabilities	450,749	367,945	341,893

Equity:
Common stock, $0.00001 par value, 250,000,000 shares authorized 33,000,000 shares issued and outstanding	—	—	—
Preferred stock, $0.00001 par value, 25,000,000 shares authorized no shares issued and outstanding
Additional paid in capital	645	476	495
Retained earnings	35,071	75,066	79,585
Accumulated other comprehensive income (loss)	(332)	91	(206)

Total Equity	35,384	75,633	79,874

Total Liabilities and Equity	$486,133	$443,578	$421,767

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

(Unaudited)

	Nine Months Ended September 30,
	2011		2010
Revenue		$333,920	$276,394
Cost of Revenue		129,753	116,992

Gross Profit		204,167	159,402

Expenses
Marketing		50,018	42,344
Operations and technology		38,741	29,412
Administration		45,984	38,405
Depreciation and amortization		8,574	6,135

Total Expenses		143,317	116,296

Income from Operations		60,850	43,106
Affiliate interest expense		(12,310)	(11,506)
Investment interest income		—	296
Foreign currency transaction loss		(435)	(17)

Income before Income Taxes		48,105	31,879
Provision for income taxes		17,619	11,574

Net Income		$30,486	$20,305

Earnings per share—basic and diluted
Earnings per common share, basic		$0.92	$0.62
Earnings per common share, diluted		$0.92	$0.62

Weighted average shares outstanding, basic		33,000	33,000
Weighted average shares outstanding, diluted		33,000	33,000

Pro forma earnings per share—basic and diluted (Unaudited) (See Note 10)
Pro forma earnings per common share, basic	$
Pro forma earnings per common share, diluted	$

Pro forma weighted average shares outstanding, basic
Pro forma weighted average shares outstanding, diluted

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

(dollars and shares in thousands)

(Unaudited)

	Common Stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Equity
	Shares	Amount
Balance at January 1, 2010	33,000	$—	$418	$54,761	$173	$55,352
Stock-based compensation expense			58			58
Net income				20,305		20,305
Foreign currency translation loss, net of tax					(82)	(82)

Balance at September 30, 2010	33,000	$—	$476	$75,066	$91	$75,633

Balance at January 1, 2011	33,000	$—	$495	$79,585	$(206)	$79,874
Stock-based compensation expense			150			150
Net income				30,486		30,486
Dividends paid				(75,000)		(75,000)
Foreign currency translation loss, net of tax				—	(126)	(126)

Balance at September 30, 2011	33,000	$—	$645	$35,071	$(332)	$35,384

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Net Income	$30,486	$20,305
Other comprehensive loss, net of tax:
Foreign currency translation loss(1)	(126)	(82)

Total other comprehensive loss, net of tax	(126)	(82)

Comprehensive Income	$30,360	$20,223

(1)	Net of tax benefit of $69 and $44 for the nine months ended September 30, 2011 and 2010.

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash Flows from Operating Activities
Net Income	$30,486	$20,305
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,574	6,135
Cost of revenue	129,753	116,992
Non-cash affiliate interest expense	12,310	11,506
Stock-based compensation	150	58
Deferred income taxes, net	8,046	(2,841)
Changes in operating assets and liabilities, net of assets acquired
Finance and service charges on consumer loans	(4,186)	(3,101)
Prepaid expenses and other assets	(119)	(2,638)
Accounts payable and accrued expenses	1,014	7,262
Current intercompany income taxes payable	9,162	14,292

Net cash provided by operating activities	195,190	167,970

Cash Flows from Investing Activities
Consumer loans made or purchased	(594,709)	(680,941)
Consumer loans repaid	420,870	541,123
Acquisitions, net of cash acquired	—	(21,162)
Purchases of property and equipment	(8,444)	(9,212)

Net cash used in investing activities	(182,283)	(170,192)

Cash Flows from Financing Activities
(Payments to) borrowings from affiliates	670	13,805

Net cash provided by financing activities	670	13,805

Effect of exchange rates on cash	42	(126)

Net increase in cash	13,619	11,457
Cash at beginning of year	19,187	27,261

Cash at end of period	$32,806	$38,718

Supplemental Disclosures of Cash Flow Information
Consumer loans renewed	$397,844	$290,381
Interest paid	—	—
Taxes paid	78	118
Dividend and Promissory note to Cash America	75,000	—

See Notes to Consolidated Financial Statements

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited)

1.    Significant Accounting Policies

Basis of Presentation

On September 7, 2011, Cash America International, Inc. (“Cash America”) formed a new company, Enova International, Inc. On September 13, 2011, Cash America contributed to Enova International, Inc. all of the stock of its wholly-owned subsidiary, Enova Online Services, Inc., which, as of September 30, 2011, offered loans through a number of its subsidiaries to customers in 32 states in the United States, in the United Kingdom, in Australia, and in Canada, and all of the equity interests in Primary Innovations, LLC, which provided services in connection with a third-party lender’s micro line of credit (“MLOC”) product during 2010, 2009 and 2008, in exchange for 33 million shares of the Company’s common stock. The consolidated financial information presented reflects the retrospective application of this contribution.

The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include goodwill and intangible assets arising from Cash America’s acquisition of certain subsidiaries of the Company. In addition, the historical financial statements include allocations of costs relating to certain functions historically provided by Cash America, including corporate services such as executive oversight, insurance and risk management, public and government relations, internal audit, treasury, payroll, legal, compliance and licensing, finance, accounting, tax, human resources compensation and benefits and certain information systems and collections support and other similar services. The expense allocations have been determined on a basis that Cash America and the Company consider to be reasonable reflections of the utilization of services provided by Cash America. See Note 9 for additional information on the relationship with Cash America. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or as if the Company had been a separate company during the periods presented.

The financial statements as of September 30, 2011 and 2010 and for the nine-month periods then ended are unaudited but, in management’s opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such interim periods. Operating results for the nine-month periods are not necessarily indicative of the results that may be expected for the full fiscal year.

These financial statements and related notes should be read in conjunction with the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and related notes, which are included in this prospectus.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under current GAAP is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for the Company for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-08 will have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards (“IFRS”). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company’s interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2011-05 will have a material effect on its financial position or results of operations.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which amends ASC 820, Fair Value Measurement (“ASC 820”). ASU 2011-04 provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and IFRS. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 is effective for the Company prospectively for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of ASU 2011-04 will have a material effect on its financial position or results of operations.

Recently Adopted Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASU 2010-29”). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The adoption of ASU 2010-29 did not have a material effect on the Company’s financial position or results of operations.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

2.    Consumer Loans, Credit Quality Information and Allowances and Liabilities for Losses

Each customer loan transaction provides customers with funds, typically in exchange for a fee and an agreement to repay the amount advanced. These transactions result in a receivable or a loan, owed to the Company or a third-party lender. These loans take various forms and generate revenue for the Company. Revenue generated from the Company’s consumer loans, CSO programs and related activities for the nine months ended September 30, 2011 and 2010 was as follows (in thousands):

	Nine months ended September 30,
	2011	2010
Interest and fees on short-term loans	$304,153	$243,543
Interest and fees on installment loans	28,537	6,489
Interest and fees on MLOC(1)	—	25,568

Total consumer loan revenue	$332,690	$275,600

(1) The Company’s MLOC program ended in October 2010 when the third-party lender discontinued offering MLOC advances.

The Company classifies its consumer loan portfolio as either performing or nonperforming. Short-term consumer loans and MLOC receivables are considered nonperforming if payment is not made on or before the due date, even if the terms are extended or otherwise modified. An installment loan is considered nonperforming if the customer does not make two consecutive payments, even if the terms are extended or otherwise modified. The Company does not provide for any grace period when determining the performing status of a loan. Consumer loan fees and interest do not accrue on nonperforming loans, and once a loan is considered nonperforming, the Company does not resume accrual of interest on these loans. For nonperforming loans, all payments received are first applied against accrued but unpaid interest and fees and then against the principal balance of the loan. After the principal balance is recovered, the Company recognizes additional payments as consumer loan interest and fee revenue.

In determining the allowance or liability for losses on consumer loans, the Company applies a documented systematic methodology. Outstanding loans are analyzed and divided into discrete groups. For short-term consumer loans, the discrete groups include performing loans, which are not delinquent, and nonperforming loans, which are loans where payment was not made on or before the due date. For installment loans the discrete groups include performing loans, which are either not delinquent or have missed one payment, and nonperforming loans, which are loans that have missed two consecutive payments. Nonperforming loans are analyzed by stage of collection. Actual loss experience based on historical loss rates for each discrete group is calculated and adjusted for recent default trends. The required allowance is calculated by applying the resulting adjusted loss rates to each discrete loan group and aggregating the results. Increases in either the allowance or the liability, net of charge-offs and recoveries, are recorded as a cost of revenue in the consolidated statements of income and represent the loss provision expense on consumer loans. The Company fully reserves and generally charges off all consumer loans once they have been classified as nonperforming for 60 consecutive days. If a loan is deemed uncollectible before it is fully reserved, it is charged off at that point. All loans included in nonperforming loans have an age of one to 59 days from the date they became nonperforming loans, as defined above. Recoveries on loans previously charged to the allowance are credited to the allowance when collected.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

The allowance deducted from the carrying value of consumer loans was $43.4 million, $41.7 million and $36.0 million at September 30, 2011 and 2010 and December 31, 2010, respectively. In connection with its CSO programs, the Company guarantees borrowers’ payment obligations to unrelated third-party lenders and is required to purchase the loan should a borrower not make payments as required by the contract. The guarantee represents an obligation to purchase specific loans that go into default, which generally have terms of less than 90 days. At September 30, 2011 and 2010, the amount of consumer loans guaranteed by the Company was $34.5 million and $35.6 million, respectively, representing amounts due under consumer loans originated by third-party lenders under the CSO programs. The estimated fair value or the liability related to these guarantees of $1.9 million and $2.3 million at September 30, 2011 and 2010, respectively, is included in “Accounts payable and accrued expenses” in the accompanying consolidated balance sheets.

The components of Company-owned consumer loan portfolio receivables at September 30, 2011 and 2010 and December 31, 2010 were as follows (dollars in thousands):

	As of September 30,
	2011
	Short-term Loans	Installment Loans	MLOC	Total
Performing	$97,501	$38,148	$—	$135,649
Nonperforming loans	41,315	4,638	—	45,953

Total consumer loans, gross	138,816	42,786	—	181,602
Less: Allowance for losses	(35,697)	(7,721)	—	(43,418)

Consumer loans, net	$103,119	$35,065	$—	$138,184

	As of September 30,
	2010
	Short-term Loans	Installment Loans	MLOC	Total
Performing	$58,605	$5,120	$17,374	$81,099
Nonperforming loans	42,415	856	3,822	47,093

Total consumer loans, gross	101,020	5,976	21,196	128,192
Less: Allowance for losses	(36,714)	(1,351)	(3,644)	(41,709)

Consumer loans, net	$64,306	$4,625	$17,552	$86,483

	As of December 31,
	2010
	Short-term Loans	Installment Loans	MLOC	Total
Performing	$74,555	$13,764	$—	$88,319
Nonperforming loans	35,312	1,236	1,510	38,058

Total consumer loans, gross	109,867	15,000	1,510	126,377
Less: Allowance for losses	(31,617)	(2,895)	(1,510)	(36,022)

Consumer loans, net	$78,250	$12,105	$—	$90,355

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

Changes in the allowance for losses for the Company-owned loans and the liability for losses on the Company’s guarantees of third-party lender-owned loans during the nine-month period ended September 30, 2011 and 2010 were as follows (dollars in thousands):

	Nine months ended September 30, 2011
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:

Balance at beginning of period	$31,617	$2,895	$1,510	$36,022
Cost of Revenue	111,023	19,865	(691)	130,197
Charge-offs	(122,839)	(15,751)	(1,571)	(140,161)
Recoveries	15,896	712	752	17,360

Balance at end of period	$35,697	$7,721	$—	$43,418

Liability for third-party lender-owned consumer loans:

Balance at beginning of period	$2,296	$—	$—	$2,296
Increase (decrease) in liability	(444)	—	—	(444)

Balance at end of period	$1,852	$—	$—	$1,852

	Nine months ended September 30, 2010
	Short-term Loans	Installment Loans	MLOC	Total
Allowance for losses for Company-owned consumer loans:

Balance at beginning of period	$21,210	$520	$1,636	$23,366
Cost of Revenue	103,343	3,235	10,644	117,222
Charge-offs	(100,015)	(2,615)	(9,321)	(111,951)
Recoveries	12,176	211	685	13,072

Balance at end of period	$36,714	$1,351	$3,644	$41,709

Liability for third-party lender-owned consumer loans:

Balance at beginning of period	$2,572	$—	$—	$2,572
Increase (decrease) in liability	(230)	—	—	(230)

Balance at end of period	$2,342	$—	$—	$2,342

3.    Affiliate Notes Payable

The Company depends on Cash America’s support for a significant portion of its financing requirements and has in place affiliate note agreements related to amounts outstanding with Cash America. At September 30, 2011 and 2010, and December 31, 2010, respectively, the Company had outstanding unsecured notes payable of $358.3 million, $281.1 million and $270.3 million, of which $242.0 million, $227.6 million and $235.3 million related to a note agreement between Cash America Net Holdings, LLC and Cash America (the “CashNet Note”) and $41.3 million, $53.5 million and $35.0 million related to a note agreement between Primary Innovations, LLC and Cash America (the “Primary Note”).

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

In addition, at September 30, 2011, the Company had an outstanding $75.0 million promissory note, issued September 6, 2011, payable to Cash America. These notes are, collectively, the “Affiliate Notes.”

The CashNet Note, which bears interest at Cash America’s monthly weighted average cost of borrowed funds, had rates ranging from 4.48% to 5.55% during the nine months ended September 30, 2011, and had rates ranging from 4.45% to 5.53% during the nine months ended September 30, 2010. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the CashNet Note prior to its maturity date of June 30, 2018. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date.

The Primary Note bears interest at a rate of 12% annually. Unless an event of default occurs as specified in the note agreement, no principal or interest payments are required on the Primary Note prior to its maturity date of August 1, 2017. The entire unpaid principal amount, together with accrued and unpaid interest is due and payable at that date.

The $75.0 million promissory note bears interest at Cash America’s monthly weighted average cost of borrowed capital funds, which was 4.87% at September 30, 2011, and matures on September 1, 2017.

4.    Operating Segment Information

The Company has one operating segment, which is composed of the Company’s domestic and foreign operations. The Company has aggregated all components of its business into a single segment based on the similar economic characteristics, the nature of the products and services, the nature of the production and distribution process, the type of customer and the nature of the regulatory environment.

Cash America allocates corporate administrative expenses to each of its operating segments based on personnel expenses at each segment. The Company allocates certain additional administrative expenses between the domestic and foreign components based on the dollar amount of customer transactions. The following tables present operating income, separated between domestic and foreign, for the nine months ended September 30, 2011 and 2010 (dollars in thousands).

	Domestic	Foreign	Consolidated
Nine Months Ended September 30, 2011
Revenue	$181,642	$152,278	$333,920
Cost of Revenue	59,134	70,619	129,753

Gross Profit	122,508	81,659	204,167
Expenses
Marketing	24,429	25,589	50,018
Operations and technology	21,225	17,516	38,741
Administration	27,000	18,984	45,984
Depreciation and amortization	7,956	618	8,574

Total Expenses	80,610	62,707	143,317

Income from Operations	$41,898	$18,952	$60,850

As of September 30, 2011
Total Assets	$370,228	$115,905	$486,133
Goodwill			$255,786

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

	Domestic	Foreign	Consolidated
Nine Months Ended September 30, 2010
Revenue	$208,425	$67,969	$276,394
Cost of Revenue	85,312	31,680	116,992

Gross Profit	123,113	36,289	159,402
Expenses
Marketing	29,944	12,400	42,344
Operations and technology	19,963	9,449	29,412
Administration	29,145	9,260	38,405
Depreciation and amortization	5,935	200	6,135

Total Expenses	84,987	31,309	116,296

Income from Operations	$38,126	$4,980	$43,106

As of September 30, 2010
Total Assets	$389,925	$53,653	$443,578
Goodwill			$255,786

5.    Litigation

On March 5, 2009, Peter Alfeche and Kim Saunders, on behalf of themselves and all others similarly situated, filed a purported class action lawsuit, which the Company refers to as the Alfeche litigation, in the U.S. District Court for the Eastern District of Pennsylvania against Cash America, the Company’s parent, and several of the Company’s online subsidiaries, Cash America Net of Nevada, LLC, Cash America Net of Pennsylvania, LLC and Cash America of PA, LLC. The lawsuit alleges, among other things, that the Company’s online consumer loan activities in Pennsylvania were illegal and in violation of various Pennsylvania laws, including the Loan Interest Protection Law, the Pennsylvania Consumer Discount Company Act, or the CDCA, and the Unfair Trade Practices and Consumer Protection Laws. The lawsuit also seeks a declaratory judgment that several of the Company’s contractual provisions, including the class action waiver and the choice of law and arbitration provisions, are not enforceable under Pennsylvania law and that the Company’s loan contracts are void and unenforceable. The complaint also seeks unspecified compensatory damages (including the trebling of certain damages), punitive damages, and attorney’s fees. The defendants filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. On August 12, 2011, the U.S. District Court ruled that the arbitration provision, which includes the class action waiver, was valid and enforceable and granted the motion to compel arbitration and stayed the litigation. On August 26, 2011, the plaintiffs filed a motion to reconsider, which the court denied. In September 2011, plaintiffs filed a motion for certification for interlocutory appeal and the court has not yet ruled on this motion. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, Contingencies—Loss Contingencies—Glossary (“ASC 450-20-20”), for this litigation. The Company believes that the plaintiffs’ claims in this suit are without merit and the Company intends to vigorously defend this lawsuit.

On December 4, 2009, Krystle Wilson filed a lawsuit, which the Company refers to as the Wilson litigation, against Cash America Net of Illinois d/b/a CashNetUSA alleging violation of the Texas Debt

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

Collection Practices Act, violation of the Texas Deceptive Trade Practices Act, and invasion of privacy. In April 2011, the plaintiff amended her petition to include a purported class action claim, and named Cash America, the Company’s parent, as well as the Company’s subsidiaries Cash America Net Holdings, LLC, Cash America Net of Texas, LLC and Enova Financial Holdings, LLC as additional defendants (and corrected the name of the previously-named defendant to Cash America Net of Illinois, LLC). The amended petition alleges, among other things, that the Company’s consumer loan activities violate the Texas Credit Services Organization Act, or the CSOA, and that in the Company’s efforts to collect on loans issued through the CSOA loan program, the Company violated the Texas and Federal Fair Debt Collection Practices Acts. The plaintiff seeks unspecified compensatory damages, attorney’s fees and punitive damages. In June 2011, the Company removed this action to the U.S. District Court for the Northern District of Texas (Fort Worth Division) and has filed a motion to enforce the arbitration provision, including its class action waiver, located in the agreements governing the lending activities. The parties are awaiting the U.S. District Court’s ruling on this motion. In September 2011, the court granted the parties’ joint motion requesting that the case be stayed pending resolution of the motion to enforce the arbitration provision. The Wilson litigation is still at an early stage. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to this matter can be determined at this time, and the Company is currently unable to estimate a range of reasonably possible losses, as defined by ASC 450-20-20, for this litigation. The Company believes that the plaintiffs’ claims in this suit are without merit and the Company intends to vigorously defend this lawsuit.

On September 16, 2010, Blue String Ventures, Inc., or Blue String, filed a lawsuit against Cash America International, Inc. d/b/a CashNetUSA in the U.S. District Court for the District of Nevada. The lawsuit alleges breach of contract and breach of the covenant of good faith and fair dealing as a result of an alleged failure to purchase two domain names from Blue String for $2.8 million. The complaint seeks damages or, in the alternative, specific performance of the alleged agreement, as well as pre- and post-judgment interest and attorneys’ fees and costs. This lawsuit is related the Company’s business, and the Company is responsible for defending this lawsuit and for any liabilities that may arise, if any. The defendant filed a motion for summary judgment, which was denied in September 2011. Blue String filed a motion for partial summary judgment in August 2011, and the court has not yet ruled on this motion. Oral argument has been scheduled for November 16, 2011. Neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, with respect to the Blue String matter can be determined at this time. The Company believes that the plaintiff’s claims in this suit are without merit and intends to vigorously defend this lawsuit. The Company believes a loss in this litigation is reasonably possible, as defined by ASC 450-20-20, and estimates the range of loss to be between $0 and $2.8 million, which does not include requests by the plaintiff for attorney’s fees or any unspecified interest. This is only an estimate and the ultimate liability, if any, could be more or less than this amount. Litigation is inherently unpredictable, and it is possible that an adverse outcome from this proceeding could exceed the amount estimated in an amount that could be material to our financial condition, results of operations and cash flows.

The Company is also a defendant in certain routine litigation matters encountered in the ordinary course of its business. Certain of these matters are covered to an extent by insurance. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

6.    Fair Value Measurements

Recurring Fair Value Measurements

In accordance with ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), certain of the Company’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2011 and 2010 and December 31, 2010 are as follows (dollars in thousands):

	September 30, 2011	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Nonqualified savings plan assets(1)	$601	$601	$—	$—

Total	$601	$601	$—	$—

	September 30, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Nonqualified savings plan assets(1)	$401	$401	$—	$—

Total	$401	$401	$—	$—

	December 31, 2010	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Financial assets (liabilities)
Nonqualified savings plan assets(1)	$454	$454	—	—

Total	$454	$454	$—	$—

(1)	The non-qualified savings plan assets have an offsetting liability of equal amount, which is included in “Accounts payable and accrued expenses” in the Company’s consolidated balance sheets.

The fair value of the nonqualified savings plan assets are measured under a Level 1 input. These assets are publicly traded equity securities for which market prices are readily observable. During the nine months ended September 30, 2011 and 2010, there were no transfers of assets in or out of Level 1 fair value measurements. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements; however, the gains and losses associated with Cash America’s foreign currency forward contracts that relate to the Company’s business are included in the consolidated statements of income.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

Other Fair Value Disclosures

The carrying amounts and estimated fair values of financial instruments at September 30, 2011 and 2010 and December 31, 2010 were as follows (dollars in thousands):

	As of September 30,				As of December 31,
	2011		2010		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash	$32,806	$32,806	$38,718	$38,718	$19,187	$19,187
Consumer loans, net	138,184	138,184	86,483	86,483	90,355	90,355
Financial liabilities:
Affiliate notes payable	$358,250	$392,110	(1)	(1)	(1)	(1)

(1) The Affiliate Notes are related party transactions for which the Company did not have market participant data as of September 30, 2010 and December 31, 2010, and therefore, it is not practicable to estimate the fair value for these liabilities for the periods presented. Additional information on the carrying amount, interest rates and maturity dates is contained in Note 3.

Most consumer loans typically have a loan term of seven to 45 days. Since cash and most consumer loans generally have relatively short maturity periods, their fair value approximates their carrying value.

The fair values of the Company’s Affiliate Notes at September 30, 2011 are estimated based on the market values for debt issues with similar characteristics or rates currently available for debt with similar terms.

7.    Derivative Instruments

Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. Cash America’s forward currency exchange contracts are non-designated derivatives. Any gain or loss resulting from these contracts is recorded as income or loss and is included in “Foreign currency transaction loss” in the Company’s consolidated statements of income. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function; therefore, the assets and liabilities related to derivative instruments are not recorded in the Company’s financial statements. The notional amounts recorded by Cash America were $64.8 million at September 30, 2011. There were no foreign currency forward contracts outstanding at September 30, 2010. Neither Cash America nor the Company currently manages its exposure to risk from foreign currency exchange rate fluctuations through the use of forward currency exchange contracts in Canada.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

The following table presents information on the effect of derivative instruments on the consolidated results of operations and accumulated other comprehensive income (“OCI”) for the nine months ended September 30, 2011 and 2010 (dollars in thousands):

	Gains (Losses) Recognized in Income		Gains (Losses) Recognized in OCI		Gains (Losses) Reclassified From OCI into Income
	Nine months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010	2011	2010
Non-designated derivatives:
Forward currency exchange contracts(1)	$1,079	$(131)	$—	$—	$—	$—

Total	$1,079	$(131)	$—	$—	$—	$—

(1)	The loss on these derivatives substantially offsets the gain on the hedged portion of the foreign intercompany balances.

8.    Employee Benefit Plans

In January 2011, participants with units outstanding under the 2008 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2008 LTIP”) were offered a cash payment for their unit awards under the CashNetUSA 2008 LTIP if they agreed to the CashNetUSA 2008 LTIP Termination Amendment. The payment amounts included the value of (a) the unpaid portion of the CashNetUSA 2008 LTIP units that vested, subject to EBITDA growth requirements, in 2009 and 2010 that were not included in any prior payments made under the terms of the plan (the payment of which was accelerated under the CashNetUSA 2008 LTIP Termination Amendment), and (b) a prorated portion of the previously unvested CashNetUSA 2008 LTIP units for which vesting was accelerated under the CashNetUSA 2008 LTIP Termination Amendment. In accordance with the CashNetUSA 2008 LTIP Termination Amendment, all of these units were valued as of December 31, 2010.

Also in January 2011, participants with units outstanding under the 2007 Long Term Incentive Plan for Cash America Net Holdings, LLC (the “CashNetUSA 2007 LTIP”) were offered a cash payment for their outstanding unit awards under the CashNetUSA 2007 LTIP if they agreed to the CashNetUSA 2007 LTIP Termination Amendment. The payment amounts included the value of (a) the unpaid CashNetUSA 2007 LTIP units that vested, subject to EBITDA growth requirements, prior to the effective date of the CashNetUSA 2007 LTIP Termination Amendment (the payment of which was accelerated under the CashNetUSA 2007 LTIP Termination Amendment), and (b) a prorated portion of the previously unvested CashNetUSA 2007 LTIP units for which vesting was accelerated under the CashNetUSA 2007 LTIP Termination Amendment. In accordance with the CashNetUSA 2007 LTIP Termination Amendment, all of these units were valued as of December 31, 2010.

In February 2011, Company management was granted Performance Units under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended, that would be payable in cash, subject to certain vesting requirements. Under the terms of the grant, the units are scheduled to vest in increments of 33 1/3% on January 1 of each of the successive three years following the grant date of the award with the first vesting occurring on January 1, 2012. In addition to the time vesting requirement, no units will vest on the second or third vesting date and become payable to a participant unless the compounded annual growth rate of the Company EBITDA is at least 7.5% through December 31 of the year preceding the second or the third vesting date, as applicable. There is

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

no Company EBITDA compounded annual growth rate requirement for the portion of the awards scheduled to vest on January 1, 2012. Any participant that does not receive payment for vested units due to this requirement may be eligible for vesting and payment of such units on the next vesting date, if any, provided that the 7.5% compounded annual growth rate requirement is met through December 31 of the year preceding that vesting date. The agreements relating to the Performance Unit awards granted in 2011 under the Cash America International, Inc. First Amended and Restated 2004 Long-Term Incentive Plan, as Amended, provide that the outstanding units scheduled to vest within 12 calendar months following the date of a change-in-control shall become 100% vested subject to the terms and conditions as outlined in the agreements. The Company recorded compensation expense of $2.3 million and $5.7 million for the nine months ended September 30, 2011 and 2010, respectively.

9.    Related Party Transactions

At September 30, 2011 and 2010, and December 31, 2010, respectively, the Company had outstanding Affiliate Notes of $358.3 million, $281.1 million and $270.3 million, of which $242.0 million, $227.6 million and $235.3 million related to the CashNet Note, $41.3 million, $53.5 million and $35.0 million related to the Primary Note and $75.0 million, $0 and $0 related to the $75.0 million promissory note, issued September 6, 2011, payable to Cash America. See Note 3 for further discussion of these outstanding notes.

Administration expenses include allocations by Cash America of $13.2 million and $10.9 million for the nine months ended September 30, 2011 and 2010, respectively.

Cash America periodically uses forward currency exchange contracts and foreign debt instruments to minimize risk of foreign currency exchange rate fluctuations in the United Kingdom and Australia. The Company participates in Cash America’s derivative and hedging programs, which are coordinated through a centralized treasury function. See Note 7.

The Company pays Cash America compensation for loans made to or arranged for customers who were referred from Cash America. The Company paid $0.9 million and $0.7 million for the nine months ended September 30, 2011 and 2010, respectively, pursuant to this arrangement.

The Company and its subsidiaries participate jointly and severally with all subsidiaries of Cash America and guarantee long-term debt of Cash America of $352.5 million, $385.7 million, and $327.2 million, at December 31, 2010 and at September 30, 2011 and 2010, respectively. The debt matures at various dates occurring through 2021. Under the provisions of the debt agreements, the Company has liability in the event Cash America defaults in its payment obligations or fails to comply with the covenants under the various debt agreements or upon the occurrence of specified events contained in the various debt agreements, including the event of bankruptcy, insolvency or reorganization of Cash America. The Company believes it will not have to make any payments under these guarantees therefore no liability has been reflected on the accompanying consolidated balance sheets.

Enova International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Unaudited) (Continued)

10.    Pro Forma Earnings Per Share (Unaudited)

Pro forma basic and diluted earnings per share were computed to give effect to the repayment in full of the Affiliate Notes to Cash America using proceeds from the Company’s initial public offering as if this transaction had occurred on January 1, 2010. Basic and diluted pro forma earnings per share are the same, as there are no potentially dilutive shares. The following table presents the calculation of unaudited basic and diluted pro forma net income per share (in thousands, except per share data):

	Nine months Ended September 30,
	2011
Numerator:
Net Income		$30,486
Pro forma adjustment to eliminate affiliate interest expense on outstanding borrowings to be repaid with the proceeds from the initial public offering		12,310
Tax impact of the pro forma adjustments calculated at the statutory rate		(4,309)

Net income used to compute pro forma net income per share		$38,487

Denominator:
Weighted average shares used to compute basic and diluted net income per share		33,000
Pro forma adjustment to reflect shares issued to repay outstanding borrowings

Weighted average shares used to compute pro forma basic and diluted net income per share

Pro forma net income per share (unaudited)
Basic	$
Diluted	$

11.    Subsequent Events

Subsequent events have been reviewed through October 31, 2011, the date these financial statements were available to be issued.

Until                     , 2011, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table presents the costs and expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered hereby. Except as otherwise noted, we will pay all of these amounts. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee.

SEC registration fee		$58,050
FINRA filing fee		50,500
NYSE listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$

*	To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action

Information not required in prospectus

or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Section 145(d) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 145(a) and (b).

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions (1) which breached the director’s duty of loyalty to the corporation or its stockholders, (2) which were not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL, or (4) from which the director derived an improper personal benefit.

Our certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. Our certificate of incorporation also provides that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors, officers employees or agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by us to the fullest extent permitted by the DGCL. This right to indemnification also includes the right to be paid the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL.

Our certificate of incorporation provides that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the DGCL. We may obtain directors’ and officer’ insurance to cover our directors and officers for certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

On September 13, 2011, Cash America contributed to us all of the capital stock of the subsidiaries owned by it through which Cash America has engaged in its online financial services business prior to the contribution in exchange for 33 million shares of our common stock. Except for the issuance of these 33 million shares of our common stock to Cash America, we have not issued any securities in unregistered transactions. The issuance of our common stock to Cash America was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Information not required in prospectus

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.    The exhibits are incorporated by reference to the Exhibit Index attached hereto and made a part hereof by reference.

(b) Financial Statements.    See page F-1 for an index of the financial statements and financial statement schedules included in the Registration Statement.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on November 15, 2011.

ENOVA INTERNATIONAL, INC.

By:	/s/ Timothy S. Ho
Timothy S. Ho
President and Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Daniel R. Feehan and Timothy S. Ho, or each of them individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel R. Feehan Daniel R. Feehan	Director, Executive Chairman of the Board of Directors	November 15, 2011

/s/ Timothy S. Ho Timothy S. Ho	Director, President and Chief Executive Officer (Principal Executive Officer)	November 15, 2011

/s/ Kenneth Schultz Kenneth Schultz	Senior Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)	November 15, 2011

* Albert Goldstein	Director	November 15, 2011

/s/ Dean W. Hatton Dean W. Hatton	Director	November 15, 2011

/s/ James G. Kelly James G. Kelly	Director	November 15, 2011

Signature	Title	Date

*By:	/s/ Daniel R. Feehan
Daniel R. Feehan
Attorney-in-Fact

Index to exhibits

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	†	Form of Amended and Restated Certificate of Incorporation of the registrant

3.2	†	Form of Amended and Restated Bylaws of the registrant

4.1		Specimen common stock certificate

5.1	*	Opinion of Hunton & Williams LLP

10.1	†	Form of Separation Agreement

10.2	†	Form of Transition Services Agreement

10.3	†	Form of Registration Rights Agreement

10.4	†	Form of Tax Sharing Agreement

10.5	†	Form of Employee Matters Agreement

10.6	*	Form of Credit Underwriting Services Agreement

10.7	*	Form of Marketing and Customer Referral Agreement

10.8	†	Lease dated April 27, 2006 between 200 West Jackson Owner, LLC and The Check Giant, LLC as amended on September 27, 2006, December 21, 2006, January 30, 2007 and December 6, 2010

10.9	†	Lease Agreement dated March 17, 2009 between Crown Grand Tri-State LLC and Cash America International, Inc. as amended on September 16, 2009

10.10	†	Administrative Credit Services Agreement dated November 15, 2006 between NCP Finance Limited Partnership and Cash America Net of Texas, LLC

10.11		Second Amendment of Lease to the Lease Agreement dated March 17, 2009 between Crown Grand Tri-State LLC and Cash America International, Inc.

10.12		Form of Enova International, Inc. 2011 Long-Term Incentive Plan

10.13		Form of Enova International, Inc. Supplemental Executive Retirement Plan

10.14		Form of Enova International, Inc. Executive Change-In-Control Severance and Restrictive Covenant Agreement for Chief Executive Officer

10.15		Form of Enova International, Inc. Executive Change-In-Control Severance and Restrictive Covenant Agreement for Executive Officers

10.16		Form of Enova International, Inc. Severance Pay Plan for Executives

10.17		Form of Enova International, Inc. Senior Executive Bonus Plan

10.18	*	Form of Enova International, Inc. Nonqualified Savings Plan

21.1	†	List of Subsidiaries of the Registrant

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Hunton & Williams LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page of Form S-1)

*	To be filed by amendment.
†	Previously filed.